As filed with the Securities and Exchange Commission on August 14, 1997.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM N-14

                                                            ----
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933    /_X__/
                                                            ----
         Pre-Effective Amendment No. __                    /____/
                                                            ----
         Post-Effective Amendment No. ___                  /____/

                        (Check appropriate box or boxes)

                             JOHN HANCOCK BOND TRUST
--------------------------------------------------------------------------------
               (Exact name of registrant as specified in charter)

             101 Huntington Avenue, Boston, Massachusetts 02199-7603
--------------------------------------------------------------------------------
                (Address of principal executive office) Zip Code

                                 (617) 375-1700
--------------------------------------------------------------------------------
              (Registrant's Telephone Number, including Area Code)

                              Susan S. Newton, Esq.
                           John Hancock Advisers, Inc.
                              101 Huntington Avenue
                                Boston, MA 02199
--------------------------------------------------------------------------------
                     (Name and address of agent for service)


Approximate Date of Proposed Public Offering: As soon as practicable after the effectiveness of the registration statement.

No filing fee is required because an indefinite number of shares has previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended. This Registration Statement relates to shares previously registered on Form N-1A (File Nos. 2-66906 and 811-3006).

It is proposed that this filing will become effective on September 13, 1997 pursuant to Rule 488 under the Securities Act of 1933.

                             JOHN HANCOCK BOND TRUST

                              CROSS-REFERENCE SHEET

                           Items Required by Form N-14

PART A
------

Item No.                   Item Caption                                         Prospectus Caption
--------                   ------------                                         ------------------
   1.                      Beginning of Registration                            COVER PAGE OF REGISTRATION
                           Statement and Outside Front                          STATEMENT; FRONT COVER PAGE OF
                           Cover Page of Prospectus                             PROSPECTUS

   2.                      Beginning and Outside Back                           TABLE OF CONTENTS
                           Cover Page of Prospectus

   3.                      Synopsis and Risk Factors                            SUMMARY; INVESTMENT RISKS

   4.                      Information About the                                INTRODUCTION; SUMMARY; INVESTMENT
                           Transaction                                          RISKS; INFORMATION CONCERNING THE
                                                                                MEETING; PROPOSAL TO APPROVE THE
                                                                                AGREEMENT AND PLAN OF REORGANIZATION;
                                                                                CAPITALIZATION

   5.                      Information About the                                PROSPECTUS COVER PAGE; INTRODUCTION;
                           Registrant                                           SUMMARY; ADDITIONAL INFORMATION
                                                                                ABOUT THE FUNDS' BUSINESSES

   6.                      Information About the                                PROSPECTUS COVER PAGE; INTRODUCTION;
                           Company Being Acquired                               SUMMARY; ADDITIONAL INFORMATION
                                                                                ABOUT THE FUNDS' BUSINESSES

   7.                      Voting Information                                   PROSPECTUS COVER PAGE; NOTICE OF
                                                                                SPECIAL MEETING OF SHAREHOLDERS;
                                                                                SUMMARY; INFORMATION CONCERNING
                                                                                THE MEETING; VOTING RIGHTS AND
                                                                                REQUIRED VOTE

   8.                      Interest of Certain Persons                          EXPERTS
                           and Experts

   9.                      Additional Information                               NOT APPLICABLE
                           Required for Reoffering by
                           Persons Deemed to be
                           Underwriters


PART B
------
                                                                                Caption in Statement of
Item No.                   Item Caption                                         Additional Information
--------                   ------------                                         ----------------------

  10.                      Cover Page                                           COVER PAGE

  11.                      Table of Contents                                    TABLE OF CONTENTS

  12.                      Additional Information                               ADDITIONAL INFORMATION ABOUT
                           About the Registrant                                 INTERMEDIATE MATURITY GOVERNMENT
                                                                                FUND

  13.                      Additional Information About                         ADDITIONAL INFORMATION ABOUT
                           the Company Being Acquired                           LIMITED-TERM GOVERNMENT FUND

  14.                      Financial Statements                                 ADDITIONAL INFORMATION ABOUT INTERMEDIATE
                                                                                MATURITY GOVERNMENT FUND; ADDITIONAL
                                                                                INFORMATION ABOUT LIMITED-TERM GOVERNMENT
                                                                                FUND; PRO FORMA COMBINED FINANCIAL STATEMENTS
PART C
------

Item No.               Item Caption
--------               ------------

  15.                      Indemnification                                      INDEMNIFICATION

  16.                      Exhibits                                             EXHIBITS

  17.                      Undertakings                                         UNDERTAKINGS


                                                       October 1, 1997



Dear Fellow Shareholder:

I am writing to ask for your vote on an important matter that will affect your investment in the John Hancock Limited-Term Government Fund.

You may be aware that in addition to your Fund, John Hancock Funds offers a similar U.S. government income fund called the John Hancock Intermediate Maturity Government Fund. The Intermediate Maturity Government Fund seeks current income consistent with preservation of capital and maintenance of liquidity, by investing primarily in bonds issued by the United States government and its agencies.

After careful consideration, your Fund's Trustees have unanimously agreed that merging your Fund into the John Hancock Intermediate Maturity Government Fund will offer you a similar investment objective and strategy with potentially lower operating expenses. This proposed merger is detailed in the enclosed proxy statement and summarized in the questions and answers on the following page. I suggest you read both thoroughly prior to voting.

Your Vote Makes a Difference!
No matter what the size of your investment may be, your vote is critical. I urge you to review the enclosed materials and to complete, sign and return the enclosed proxy ballot to us immediately. Your prompt response will help avoid the need for additional mailings at your Fund's expense. For your convenience, we have provided a postage-paid envelope.

If you have any questions or need additional information, please contact your investment professional or call your Customer Service Representative at 1-800-225-5291, Monday through Friday, between 8:00 A.M. and 8:00 P.M. Eastern Time. I thank you for your prompt vote on this matter.



                                                       Sincerely,



                                                       Edward J. Boudreau, Jr.
                                                       Chairman and CEO

Q: What are the benefits of merging the Limited-Term Government Fund into the Intermediate Maturity Government Fund?

A: Offering two similar U.S. government income funds has made it harder for both your Fund and the Intermediate Maturity Government Fund to raise assets and reduce expenses. Your Trustees firmly believe this merger will allow you to continue investing for current income with preservation of capital at a lower expense.

The Intermediate Maturity Government Fund's larger assets after the merger are expected to allow for lower operating expenses than your Fund has now. Following the merger, annual fees are projected to be 1.10% for Class A shareholders, down from 1.33%, and 1.85% for Class B shareholders, down from 2.03%. These projected lower expenses should keep more of your money invested, which often helps to bolster an investment's total return over time.

Q: How does the Intermediate Maturity Government Fund's strategy compare with that of the Limited-Term Government Fund?

A: The Intermediate Maturity Government Fund seeks a high level of current income consistent with preservation of capital and maintenance of liquidity. Your Fund seeks current income and security of principal. Both funds focus on bonds issued by the U.S. government its agencies with maturities of up to 10 years. Your Fund is slightly more conservative, however, investing in short- to medium-term securities, while the Intermediate Maturity Government Fund's emphasis is on medium-term maturities ranging from three to ten years. Although longer-term bonds can be more sensitive to interest rate changes than shorter-term bonds, investing in medium-term bonds allows the Intermediate Maturity Government Fund to seek higher current income than your Fund, while still focusing on principal security.

Q: How has the Intermediate Maturity Government Fund performed?

A: Although past performance does not necessarily guarantee future results, the Intermediate Maturity Government Fund has been a steady performer since its inception on December 31, 1991. The Fund's Class A shares have posted average annual total returns of 4.15% over the past year, 4.69% over the past three years, 3.96% over the past five years and 4.50% since inception at public offering price as of June 30, 1997. For the same time periods, the Fund's Class B shares have posted average annual total returns of 3.64%, 4.47%, 3.91% and 4.39% respectively.* To review the Intermediate Maturity Government Fund in more detail, please refer to the John Hancock Income Funds prospectus and the Intermediate Maturity Government Fund's most recent annual and semiannual reports, all of which are enclosed.

Q: How do I vote?

A: Most shareholders typically vote by completing, signing and returning the enclosed proxy card using the postage-paid envelope provided. If you prefer to vote in person, you are cordially invited to attend a meeting of shareholders of your Fund, which will be held at 9:00 A.M. on November 12, 1997 at our 101 Huntington Avenue headquarters in Boston, Massachusetts. If you vote now, you will help avoid further solicitations at your Fund's expense.

Q: How will the merger happen?

A: If the merger is approved, your Limited-Term Government Fund shares will be converted to Intermediate Maturity Government Fund shares, using the Funds' net asset value share prices excluding sales charges, at the close of trading on December 5, 1997. This conversion will not affect the total dollar value of your investment.

Q: Will the merger have tax consequences?

A: Although taxable dividends and capital gains will be paid prior to the merger, the merger itself is a non-taxable event and does not need to be reported on your 1997 tax return.


*Performance figures assume all distributions are reinvested and reflect a maximum sales charge on Class A shares of 3% and the applicable contingent deferred sales charge on Class B shares. The CDSC declines annually between years 1-4 according to the following schedule: 3, 3, 2, 1% . No sales charge will be assessed after the sixth year. The return and principal value of any mutual fund investment will fluctuate, so that shares, when redeemed, may be worth more or less than their original cost.

                   JOHN HANCOCK LIMITED-TERM GOVERNMENT FUND
                             101 Huntington Avenue
                                Boston, MA 02199

                       NOTICE OF MEETING OF SHAREHOLDERS
                        SCHEDULED FOR NOVEMBER 12, 1997

This is the formal agenda for your fund's shareholder meeting. It tells you what matters will be voted on and the time and place of the meeting, in case you want to attend in person.

To the shareholders of John Hancock Limited-Term Government Fund:

A meeting of shareholders of your fund will be held at 101 Huntington Avenue, Boston, Massachusetts on Wednesday, November 12, 1997 at 9:00 a.m., Eastern Time, to consider the following:

1. A proposal to approve an Agreement and Plan of Reorganization between your fund and John Hancock Intermediate Maturity Government Fund. Under this Agreement your fund would transfer all of its assets to Intermediate Maturity Government Fund in exchange for shares of Intermediate Maturity Government Fund. These shares would be distributed proportionately to you and the other shareholders of your fund. Intermediate Maturity Government Fund would also assume your fund's liabilities. Your board of trustees recommends that you vote FOR this proposal.

2.       Any other business that may properly come before the meeting,

Shareholders of record as of the close of business on September 17, 1997 are entitled to vote at the meeting and any related follow-up meetings.

Whether or not you expect to attend the meeting, please complete and return the enclosed proxy card. If shareholders do not return their proxies in sufficient numbers, your fund will incur the cost of extra solicitations, which is indirectly borne by you and other shareholders.

                                            By order of the board of trustees,
                                            Susan S. Newton
                                            Secretary
October 1, 1997
550PX  9/97

                               PROXY STATEMENT OF
                   JOHN HANCOCK LIMITED-TERM GOVERNMENT FUND

                  PROSPECTUS FOR CLASS A AND CLASS B SHARES OF
               JOHN HANCOCK INTERMEDIATE MATURITY GOVERNMENT FUND
                      (a series of John Hancock Bond Trust)

This proxy statement and prospectus contains the information you should know before voting on the proposed reorganization of your fund into John Hancock Intermediate Maturity Government Fund. Please read it carefully and retain it for future reference.

How the Reorganization Will Work

o Your fund will transfer all of its assets to Intermediate Maturity Government Fund. Intermediate Maturity Government Fund will assume your fund's liabilities.

o Intermediate Maturity Government Fund will issue to your fund Class A shares in an amount equal to the value of your fund's Class A shares. These shares will be distributed to your fund's Class A shareholders in proportion to their holdings on the reorganization date.

o Intermediate Maturity Government Fund will issue to your fund Class B shares in an amount equal to the value of your fund's Class B shares. These shares will be distributed to your fund's Class B shareholders in proportion to their holdings on the reorganization date.

o        The reorganization will be tax-free.

o Your fund will be liquidated and you will become a shareholder of Intermediate Maturity Government Fund.

Shares of Intermediate Maturity Government Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank or other depository institution. These shares are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

Shares of Intermediate Maturity Government Fund have not been approved or disapproved by the Securities and Exchange Commission. The Securities and Exchange Commission has not passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Why Your Fund's Trustees are Recommending the Reorganization

The trustees of your fund believe that reorganizing your fund into a fund with similar investment policies would enable the shareholders of your fund to benefit from increased diversification, and from the portfolio manager's greater flexibility in choosing investments. Therefore, the trustees recommend that your fund's shareholders vote FOR the reorganization.

--------------------------------------------------------------------------------
Investment Objectives
--------------------------------------------------------------------------------
                            Limited-Term               Intermediate Maturity
------------------- ------------------------------ -----------------------------
Investment          Current income and security    High level of current income
objective.          of principal.                  consistent with preservation
                                                   of capital and maintenance
                                                   of liquidity.
------------------- ------------------------------ -----------------------------

--------------------------------------------------------------------------------
Where to Get More Information
--------------------------------------------------------------------------------
Prospectus of your fund and               In the same envelope as this proxy
Intermediate Maturity Government Fund     statement and prospectus.
dated 10/1/97.                            Incorporated by reference into this
                                          proxy statement and prospectus.
-----------------------------------------
Intermediate Maturity Government
Fund's annual report to shareholders.
----------------------------------------- --------------------------------------
Your fund's annual report to              On file with the Securities and
shareholders.                             Exchange Commission ("SEC") or
                                          available at no charge by calling us
                                          at 1-800-225-5291.  Incorporated by
                                          reference into this proxy statement
                                          and prospectus.
-----------------------------------------
A statement of additional
information dated 10/1/97.  It
contains additional information about
your fund and Intermediate Maturity
Government Fund.
----------------------------------------- --------------------------------------
To ask questions about this proxy         Call our toll-free telephone
statement and prospectus.                 number: 1-800-225-5291
----------------------------------------- --------------------------------------

The date of this proxy statement and prospectus is October 1, 1997.

                               TABLE OF CONTENTS

                                                             Page

INTRODUCTION                                                   5
SUMMARY                                                        5
INVESTMENT RISKS                                              17
PROPOSAL TO APPROVE AGREEMENT
 AND PLAN OF REORGANIZATION                                   18
CAPITALIZATION                                                25
ADDITIONAL INFORMATION ABOUT
 THE FUNDS' BUSINESSES                                        26
BOARDS' EVALUATION AND RECOMMENDATION                         27
VOTING RIGHTS AND REQUIRED VOTE                               27
INFORMATION CONCERNING THE MEETING                            28
OWNERSHIP OF SHARES OF THE FUNDS                              30
EXPERTS                                                       31
AVAILABLE INFORMATION                                         31

                                    EXHIBITS

A - Agreement and Plan of Reorganization between John Hancock Limited-Term Government Fund and John Hancock Intermediate Maturity Government Fund (attached to this document).

                                  INTRODUCTION

This proxy statement and prospectus is being used by the board of trustees of your fund to solicit proxies to be voted at a special meeting of shareholders of your fund. This meeting will be held at 101 Huntington Avenue, Boston, Massachusetts on Wednesday, November 12, 1997 at 9:00 a.m., Boston time. The purpose of the meeting is to consider a proposal to approve an Agreement and Plan of Reorganization providing for the reorganization of your fund into John Hancock Intermediate Maturity Government Fund. This proxy statement and prospectus is being mailed to your fund's shareholders on or about October 1, 1997.

Who is Eligible to Vote?

Shareholders of record on September 17, 1997 are entitled to attend and vote at the meeting or any adjourned meeting. Each share is entitled to one vote. Shares represented by properly executed proxies, unless revoked before or at the meeting, will be voted according to shareholders' instructions. If you sign a proxy, but do not fill in a vote, your shares will be voted to approve the Agreement and Plan of Reorganization. If any other business comes before the meeting, your shares will be voted at the discretion of the persons named as proxies.

SUMMARY

The following is a summary of more complete information appearing later in this proxy statement. You should read the entire proxy statement, Exhibit A and the enclosed documents carefully because they contain details that are not in the summary.

Comparison of Limited-Term Government Fund to Intermediate Maturity Government Fund

------------------- ------------------------------ -----------------------------
                            Limited-Term               Intermediate Maturity
------------------- ------------------------------ -----------------------------
Business:           Your fund is a diversified     Intermediate Maturity Fund
                    open- end investment company   is a diversified series of
                    organized as a                 John Hancock Bond Trust. The
                    Massachusetts business         trust is an open-end
                    trust.                         investment company organized
                                                   as a Massachusetts business
                                                   trust.
------------------- ------------------------------ -----------------------------
Net assets as of    $168.7 million.                $29.2 million.
May 31, 1997:
------------------- ------------------------------ -----------------------------
Investment          The Fund's investment          The Fund's investment
adviser and         adviser is John Hancock        adviser is John Hancock
portfolio           Advisers, Inc.  Barry H.       Advisers, Inc.  Roger C.
managers:           Evans, CFA, has been leader    Hamilton has been leader of
                    of the fund's portfolio        the fund's portfolio
                    management team since          management team since
                    January 1995.  He is a         January 1992 (with the
                    senior vice president of the   fund's previous adviser).
                    adviser.  Mr. Evans has been   He is a vice president of
                    in the investment business     the adviser.  Mr. Hamilton
                    since joining the adviser in   joined the adviser in
                    1986.                          December 1994 and has been
                                                   in the investment business
                                                   since 1980.
------------------- ------------------------------ -----------------------------

--------------------------------------------------------------------------------
INVESTMENT OBJECTIVES AND POLICIES
--------------------------------------------------------------------------------
                            Limited-Term               Intermediate Maturity
------------------- ------------------------------ -----------------------------
Investment          Current income and security    High level of current
objective:          of principal.  The objective   income, consistent with
                    cannot be changed without      preservation of capital and
                    shareholder approval.          maintenance of liquidity.
------------------- ------------------------------ -----------------------------
Primary             At least 80% of assets in      At least 80% of assets in
investments:        securities that are issued,    securities that are issued,
                    or guaranteed as to            or guaranteed as to
                    principal and interest, by     principal and interest, by
                    the U.S. Government, its       the U.S. Government, its
                    agencies or                    agencies or
                    instrumentalities, Treasury    instrumentalities.  Treasury
                    securities and mortgage -      securities and mortgage -
                    backed securities such as      backed securities such as
                    Ginnie Maes and Fannie Maes    Ginnie Maes and Fannie Maes
                    are included.  Your fund's     are included.  The fund's
                    securities may be of any       weighted average maturity
                    maturity, although a           will typically be between
                    substantial portion            three and ten years.
                    typically will have
                    maturities of ten years or
                    less.
------------------- ------------------------------ -----------------------------
Investments in      For liquidity and              For liquidity and
short-term debt     flexibility, your fund may     flexibility, Intermediate
securities:         place up to 20% of total       Maturity Fund may place up
                    assets in investment-grade     to 35% of assets in
                    short-term securities.  In     investment-grade
                    abnormal market conditions,    short-term securities.  In
                    it may invest more than 20%    abnormal market conditions,
                    of assets in these             it may invest more than 35%
                    securities as a defensive      of assets in these
                    tactic.                        securities as a defensive
                                                   tactic.
------------------- ------------------------------ -----------------------------

------------------- ------------------------------ -----------------------------
                            Limited-Term               Intermediate Maturity
------------------- ------------------------------ -----------------------------
Pay-in-kind,        Your fund may not invest in    Intermediate Maturity Fund
delayed and zero    pay-in-kind, delayed or zero   may invest without
coupon debt         coupon debt securities.        limitation in pay-in-kind,
securities:                                        delayed and zero coupon debt
                                                   securities.
------------------- ------------------------------------------------------------
Illiquid            Both funds may invest up to 15% of net assets in illiquid
securities:         securities.  This limitation does not apply to liquid Rule
                    144A securities, but does apply to other restricted
                    securities.
------------------- ------------------------------ -----------------------------
Asset-backed        Your fund may not invest in    Intermediate Maturity Fund
securities:         asset-backed securities.       may invest up to 35% of
                                                   assets in asset-backed
                                                   securities.
------------------- ------------------------------------------------------------
Mortgage-backed     Both funds may purchase mortgage-backed securities.  There
securities:         are no limits on the amount of fund assets that may be
                    invested in these securities.
------------------- ------------------------------------------------------------
Rights and          Both funds may invest up to 5% of assets in rights and
Warrants:           warrants.
------------------- ------------------------------ -----------------------------
Structured          Your fund may not invest in    Intermediate Maturity Fund
Securities:         structured securities.         may invest in structured
                                                   securities which include
                                                   indexed and/or leveraged
                                                   mortgage-backed and other
                                                   debt securities. There is no
                                                   limit on the amount of fund
                                                   assets  that may be  invested
                                                   in these securities.
------------------- ------------------------------ -----------------------------
Swaps, Caps,        Your fund may not invest in    Intermediate Maturity Fund
Floors and          swaps, caps, floors or         may invest in swaps, caps,
Collars:            collars.                       floors and collars which are
                                                   over-the-counter contracts
                                                   that involve the right or
                                                   obligation to receive or make
                                                   payments based on two
                                                   different income streams.
                                                   There is no limit on the
                                                   amount of fund assets that
                                                   may be invested in these
                                                   securities.
------------------- ------------------------------ -----------------------------

------------------- ------------------------------ -----------------------------
                            Limited-Term               Intermediate Maturity
------------------- ------------------------------------------------------------
Borrowing and       Both funds may temporarily borrow from banks or through
reverse             reverse repurchase agreements for extraordinary or
repurchase          emergency purposes.  These borrowings may not exceed 33.3%
agreements:         of assets.
------------------- ------------------------------ -----------------------------
Covered Mortgage    Your fund may not engage in    Intermediate Maturity Fund
dollar roll         covered mortgage dollar roll   may engage in covered
transactions:       transactions.                  mortgage dollar roll
                                                   transaction.  There is no
                                                   limit on the amount of fund
                                                   assets that may engage in
                                                   these transactions.
------------------- ------------------------------------------------------------
Repurchase          Both funds may invest without limitation in repurchase
agreements:         agreements.
------------------- ------------------------------ -----------------------------
Securities          Your fund may not lend         Intermediate Maturity Fund
lending:            securities                     may lend portfolio
                                                   securities representing up
                                                   to 33.3% of total assets.
------------------- ------------------------------------------------------------
Short-term          Neither fund is subject to any limitations on short- term
trading:            trading.
------------------- ------------------------------ -----------------------------
When-issued and     Your fund may purchase         Intermediate Maturity Fund
forward             when-issued securities but     may purchase when-issued
commitment          not forward contracts.         securities and purchase or
transactions:                                      sell securities in forward
                                                   commitment transactions.
------------------- ------------------------------ -----------------------------

--------------------------------------------------------------------------------
CLASSES OF SHARES
------------------- ------------------------------ -----------------------------
                            Limited-Term               Intermediate Maturity
------------------- ------------------------------------------------------------
Class A shares:     The   Class  A   shares   of  both   funds   have  the  same
                    characteristics  and fee structure  except for Class A 12b-1 fees.
                    o    Class A shares are offered with front-end sales charges
                         ranging from 2% to 3% of each fund's offering price, depending on the amount invested.
                    o    There is no front-end  sales charge for  investments of
                         $1 million or more, but there is a contingent deferred sales charge ranging from 0.25% to 1.00% on shares sold within one year of purchase.
                    o    Investors  can combine  multiple  purchases  of Class A
                         shares to take advantage of breakpoints in the sales charge schedule.
                    o    Sales   charges  are  waived  for  the   categories  of
                         investors listed in the funds' prospectus.
                    ------------------------------------------------------------
                    o    Class A shares are          o    Class A shares are
                         subject to a 12b-1               subject to a 12b-1
                         distribution fee equal           distribution fee equal
                         to 0.30% annually of             to 0.25% annually of
                         average net assets.              average net assets.
------------------- ------------------------------------------------------------
Class B shares:     The   Class  B   shares   of  both   funds   have  the  same
                    characteristics and fee structure.
                    o    Class B shares are offered  without a  front-end  sales
                         charge, but are subject to a contingent deferred sales charge (CDSC) if sold within four years after purchase. The CDSC ranges from 1.00% to 3.00% depending on how long they are held. No CDSC is imposed on shares held more than four years.
                    o    CDSCs  are in  certain  circumstances  as stated in the
                         funds' prospectus.
                    o    Class B shares are  subject to 12b-1  distribution  and
                         service fees equal to 1.00% annually of average net assets.
                    o    Class B shares automatically  convert to Class A shares
                         after five years.
------------------- ------------------------------------------------------------

--------------------------------------------------------------------------------
BUYING, SELLING AND EXCHANGING SHARES
--------------------------------------------------------------------------------
                            Both Limited-Term and Intermediate Maturity
------------------- ------------------------------------------------------------
Buying shares:      The procedures for buying shares of both funds are
                    identical.  Investors may buy shares at their public
                    offering price through a financial representative or the
                    funds' transfer agent, John Hancock Signature Services,
                    Inc.  After September 17, 1997, investors will not be
                    allowed to open new accounts in your fund but can add to
                    existing accounts.
------------------- ------------------------------------------------------------
Minimum initial     The funds have the same initial investment minimums, which
investments:        are $1,000 for non-retirement accounts and $250 for
                   retirement accounts and group investments.
------------------- ------------------------------------------------------------
Exchanging          shares: Shareholders of both funds may exchange their shares at net asset  value  with no sales  charge for shares of the same class of any other John Hancock fund.
------------------- ------------------------------------------------------------
Selling shares:     Shareholders of both funds may sell their shares by
                    submitting  a proper  written or  telephone  request to John
                    Hancock Signature Services, Inc.
------------------- ------------------------------------------------------------
Net asset  value:   All purchases, exchanges and sales of each fund's shares are made at a price based on the next determined net asset value per share (NAV) of the fund. Both funds' NAVs are determined at the  close  of  regular  trading  on the New  York  Stock
                    Exchange, which is normally 4:00 p.m. Eastern Time.
------------------- ------------------------------------------------------------


The Funds' Expenses

Shareholders of both funds pay various expenses, either directly or indirectly. The first two expense tables appearing below show the expenses for the twelve month period ended May 31, 1997, adjusted to reflect any changes. (The expenses for Limited-Term Government Fund were annualized using the actual expenses for the eleven months ended May 31, 1997.) Future expenses may be greater or less. The examples contained in each expense table show what you would pay if you invested $1,000 over the various time periods indicated. Each example assumes that you reinvested all dividends and that the average annual return was 5%. The examples are for comparison purposes only and are not a representation of either fund's actual expenses or returns, either past or future.

LIMITED-TERM GOVERNMENT FUND
  Shareholder transaction expenses                          Class A    Class B
  Maximum sales charge imposed on purchases
  (as a percentage of offering price)                       3.00%      none
  Maximum sales charge imposed on
  reinvested dividends                                      none       none
  Maximum deferred sales charge                             none(1)    3.00%
  Redemption fee(2)                                         none       none
  Exchange fee                                              none       none

  Annual fund operating expenses
  (as a % of average net assets)                            Class A    Class B
  Management fee                                            0.60%      0.60%
  12b-1 fee(3)                                              0.30%      1.00%
  Other expenses                                            0.43%      0.43%
  Total fund operating expenses                             1.33%      2.03%

Example
  Share class                         Year 1     Year 3     Year 5      Year 10
  Class A shares                      43         71         101         185
  Class B shares
  Assuming redemption                 51         84         109         192
  at end of period
  Assuming no redemption              21         64         109         192

(1)      Except for investments of $1 million or more.
(2)      Does not include wire redemption fee (currently $4.00).
(3) Because of the 12b-1 fee, long-term shareholders may pay more than the equivalent of the maximum permitted front-end sales charge.

INTERMEDIATE MATURITY GOVERNMENT FUND
  Shareholder transaction expenses                          Class A    Class B
  Maximum sales charge imposed on purchases
  (as a percentage of offering price)                       3.00%      none
  Maximum sales charge imposed on
  reinvested dividends                                      none       none
  Maximum deferred sales charge                             none(1)    3.00%
  Redemption fee(2)                                         none       none
  Exchange fee                                              none       none

  Annual fund operating expenses
  (as a % of average net assets)                            Class A    Class B
  Management fee                                            0.40%      0.40%
  12b-1 fee(3)                                              0.25%      1.00%
  Other expenses                                            0.70%      0.70%
  Total fund operating expenses                             1.35%      2.10%

Example
  Share class                         Year 1     Year 3     Year 5      Year 10
  Class A shares                      43         71         102         188
  Class B shares
  Assuming redemption                 51         86         113         197
  at end of period
  Assuming no redemption              21         66         113         197

Pro Forma Expense Table

The next expense table shows the hypothetical ("pro forma") expenses of Intermediate Maturity Government Fund assuming that a reorganization with your fund occurred on May 31, 1997. The expenses shown in the table for Intermediate Maturity Government Fund are based on fees and expenses incurred during the twelve months ended May 31, 1997. The expenses shown in the table for Limited-Term Government Fund are based on annualized fees and expenses incurred during the eleven months ended May 31, 1997. Intermediate Maturity Government Fund's actual expenses after the reorganization may be greater or less than those shown. The examples contained in each pro forma expense table show what you would pay on a $1,000 investment if the reorganization had occurred on May 31, 1997. Each example assumes that you reinvested all dividends and that the average annual return was 5%. The pro forma examples are for comparison purposes only and are not a representation of Intermediate Maturity Government Fund's actual expenses or returns, either past or future.

INTERMEDIATE MATURITY GOVERNMENT FUND (PRO FORMA)
  Shareholder transaction expenses                          Class A    Class B
  Maximum sales charge imposed on purchases
  (as a percentage of offering price)                       3.00%      none
  Maximum sales charge imposed on
  reinvested dividends                                      none       none
  Maximum deferred sales charge                             none(1)    3.00%
  Redemption fee(2)                                         none       none
  Exchange fee                                              none       none

  Annual fund operating expenses
  (as a % of average net assets)                            Class A    Class B
  Management fee                                            0.40%      0.40%
  12b-1 fee(3)                                              0.25%      1.00%
  Other expenses                                            0.45%      0.45%
  Total fund operating expenses                             1.10%      1.85%

Pro Forma Example
  Share class                         Year 1     Year 3     Year 5      Year 10
  Class A shares                      41         64         89          160
  Class B shares
  Assuming redemption                 49         78         100         170
  at end of period
  Assuming no redemption              19         58         100         170

(1)      Except for investments of $1 million or more.
(2)      Does not include wire redemption fee (currently $4.00).
(3) Because of the 12b-1 fee, long-term shareholders may pay more than the equivalent of the maximum permitted front-end sales charge.

The Reorganization

o The reorganization is scheduled to occur at 5:00 p.m., Eastern time, on December 5, 1997, but may occur on any later date before June 1, 1998. Your fund will transfer all of its assets to Intermediate Maturity Government Fund. Intermediate Maturity Government Fund will assume your fund's liabilities. The net asset value of both funds will be computed as of 5:00 p.m., Eastern time, on the reorganization date.

o Intermediate Maturity Government Fund will issue Class A shares in an amount equal to the aggregate net asset value of your fund's Class A shares. These shares will immediately be distributed to your fund's

         Class A shareholders in proportion to their holdings on the reorganization date. As a result, Class A shareholders of your fund will end up as Class A shareholders of Intermediate Maturity Government Fund.

o Intermediate Maturity Government Fund will issue Class B shares in an amount equal to the aggregate net asset value of your fund's Class B shares. These shares will immediately be distributed to your fund's Class B shareholders in proportion to their holdings on the reorganization date. As a result, Class B shareholders of your fund will end up as Class B shareholders of Intermediate Maturity Government Fund.

o        After the reorganization is over, your fund will be terminated.

o The reorganization will be tax-free and will not take place unless both funds receive a satisfactory opinion concerning the tax consequences of the reorganization from Hale and Dorr LLP, counsel to the funds.

Other Consequences of the Reorganization. Each fund pays monthly advisory fees equal to the following annual percentage of average daily net assets:

--------------------------- --------------------------- ------------------------
        Fund Asset                 Limited-Term               Intermediate
       Breakpoints                  Government                  Maturity
--------------------------- --------------------------- ------------------------
First $250 million                    0.60%                       0.40%
--------------------------- --------------------------- ------------------------
Next $250 million                     0.55%                       0.40%
--------------------------- --------------------------- ------------------------
Over $500 million                     0.50%                       0.40%
--------------------------- --------------------------- ------------------------

Thus, at all asset levels, the advisory fee rates paid by Intermediate Maturity Government Fund are lower than the rates paid by your fund.

In addition, Intermediate Maturity Government Fund's current annual Class A and Class B expense ratios (equal to 1.35% and 2.10%, respectively, of average net assets) are only slightly higher than your fund's current expense ratios (equal to 1.33% 2.03%, respectively, of average net assets). If the reorganization had occurred on May 31, 1997, Intermediate Maturity Government Fund's pro forma Class A and Class B expense ratios (equal to 1.10% and 1.85%, respectively, of average net assets) would have been lower than your fund's current expense ratios.

The  following  diagram  shows  how the  reorganization  would be  carried  out.

    Limited-Term                  Limited-Term         Intermediate Maturity
   Government Fund                 Government             Government Fund
  transfers assets &                 Fund's              receives assets &
   liabilities to                  assets and          liabilities of Limited-
Intermediate Maturity             liabilities              Term Government
  Government Fund                                               Fund




  Class A        Class B                              Class B        Class A
shareholders   shareholders                         shareholders   shareholders



                    Your fund receives Intermediate Maturity
                       Government Fund Class B shares and
              distributes them to your fund's Class B shareholders



                    Your fund receives Intermediate Maturity
                       Government Fund Class A shares and
              distributes them to your fund's Class A shareholders



     [This diagram represents a graphical illustration of the transaction]

                                INVESTMENT RISKS

The funds are exposed to various risks that could cause shareholders to lose money on their investments in the funds. The following table indicates that the risks affecting each fund are similar:

------------------- ------------------------------ -----------------------------
                            Limited-Term               Intermediate Maturity
------------------- ------------------------------------------------------------
Risks of debt       The value of the funds' portfolios will change in response
securities          to movements of the bond market.  As with any fund that
                    invests primarily in debt securities a rise in interest rates typically causes the value of debt securities and hence the value of the fund to fall. A fall in interest rates typically causes the value of debt securities to rise.
                    The debt securities held by the funds are subject to the risk that the issuer of a security will default or otherwise fail to meet its obligations.

------------------- ------------------------------------------------------------
Risks of            The funds' investments in restricted and illiquid
restricted and      securities may be difficult or impossible to sell at a
illiquid            desirable time or a fair price.  Restricted and illiquid
securities          securities also present a greater risk of inaccurate
                    valuation.
------------------- ------------------------------------------------------------
Risks of            Unleveraged derivative instruments involve the risk that a
unleveraged         rise in interest rates will cause the value of the
derivative          instrument to fall.  A fall in interest rates will
instruments         typically cause the value of these instruments to rise.
including           These instrument are also subject to the risk that the
asset-back and      issuer will default or otherwise fail to meet its
mortgage-back       obligations.  In addition, mortgage-backed securities are
securities and      subject to the risk that the life of the security will be
rights and          extended beyond its expected prepayment time.  This
warrants            typically occurs during periods of rising interest rates
                    and often reduces the security's value.  During periods of falling interest rates unanticipated prepayments may occur which also reduces the security's value.  With respect to
                    rights and warrants, their value will change in response to market movements.
------------------- ------------------------------------------------------------

------------------- ------------------------------ -----------------------------
                            Limited-Term               Intermediate Maturity
------------------- ------------------------------ -----------------------------
Risks of            Limited-Term Government Fund   Most derivative instruments
derivative          may not utilize swaps, caps,   involve leverage, which
instruments,        floors and collars or invest   increases market risks.
including swaps,    in structured securities and   Leverage magnifies gains and
caps, floors and    is not subject to the risks    losses on derivatives
collars and         associated with those          relative to changes in the
structured          transactions.                  value of underlying assets.
securities                                         If a derivative is used for
                                                   hedging purposes,  changes in
                                                   the  value of the  derivative
                                                   may not  match  those  of the
                                                   hedged   asset.    Over   the
                                                   counter  derivatives  may  be
                                                   illiquid  or  hard  to  value
                                                   accurately.  In addition, the
                                                   other  party may  default  on
                                                   its  obligations.  If markets
                                                   for underlying  assets do not
                                                   move in the right  direction,
                                                   a fund's  performance  may be
                                                   worse than if it had not used
                                                   derivatives.
------------------- ------------------------------ -----------------------------


                       PROPOSAL TO APPROVE THE AGREEMENT
                           AND PLAN OF REORGANIZATION

Description of Reorganization

The shareholders of your fund are being asked to approve an Agreement and Plan of Reorganization, a copy of which is attached as Exhibit A. The Agreement provides for a reorganization on the following terms:

o The reorganization is scheduled to occur at 5:00 p.m., Eastern time, on December 5, 1997, but may occur on any later date before June 1, 1998. Your fund will transfer all of its assets to Intermediate

         Maturity Government Fund and Intermediate Maturity Government Fund will assume all of your fund's liabilities. This will result in the addition of your fund's assets to Intermediate Maturity Government Fund's portfolio. The net asset value of both funds will be computed as of 5:00 p.m., Eastern time, on the reorganization date.

o Intermediate Maturity Government Fund will issue to your fund Class A shares in an amount equal to the aggregate net asset value of your fund's Class A shares. As part of the liquidation of your fund, these shares will immediately be distributed to Class A shareholders of record of your fund in proportion to their holdings on the reorganization date. As a result, Class A shareholders of your fund will end up as Class A shareholders of Intermediate Maturity Government Fund.

o Intermediate Maturity Government Fund will issue to your fund Class B shares in an amount equal to the aggregate net asset value of your fund's Class B shares. As part of the liquidation of your fund, these shares will immediately be distributed to Class B shareholders of record of your fund in proportion to their holdings on the reorganization date. As a result, Class B shareholders of your fund will end up as Class B shareholders of Intermediate Maturity Government Fund.

o After the reorganization is over, the existence of your fund will be terminated.

Reasons for the Proposed Reorganization

The board of trustees of your fund believes that the proposed reorganization will be advantageous to the shareholders of your fund for several reasons. The board of trustees considered the following matters, among others, in approving the proposal.

First, that it is not advantageous to operate and market your fund separately from Intermediate Maturity Government Fund because their investment objectives and policies are substantially similar. By being offered simultaneously, each fund hinders the other fund's potential for asset growth.

Second, that shareholders may be better served by a fund offering greater diversification. To the extent that combining the funds' assets into a single portfolio creates a larger asset base, Intermediate Maturity Government Fund's investment portfolio can achieve greater diversification after the reorganization than is currently possible for either fund. Greater diversification is expected to benefit the shareholders of both funds because it may reduce the negative effect that the adverse performance of any one security may have on the performance of the entire portfolio.

Third, that the Intermediate Maturity Government Fund shares received in the reorganization will provide your fund's shareholders with substantially the same investment advantages as they currently have at a comparable level of risk. The board of trustees also considered the performance history of each fund.

Fourth, that a combined fund offers economies of scale that are expected to lead to better control over expenses than is possible for your fund. Both funds incur substantial costs for accounting, legal, transfer agency services, insurance, and custodial and administrative services. The trustees expect that the reorganization will result in a decrease in the expenses currently borne by Limited-Term Government Fund shareholders.

Fifth, that Intermediate Maturity Government Fund affords its portfolio managers greater flexibility to pursue a broader range of investment opportunities than does your fund. While past performances cannot predict future results, Intermediate Maturity Government Fund has performed better than your fund since Intermediate Maturity Government Fund adopted more flexible investment policies on September 22, 1995.

The board of trustees of Intermediate Maturity Government Fund considered that the reorganization presents an excellent opportunity for Intermediate Maturity Government Fund to acquire investment assets without the obligation to pay commissions or other transaction costs that are normally associated with the purchase of securities. This opportunity provides an economic benefit to Intermediate Maturity Government Fund and its shareholders.

The boards of trustees of both funds also considered that the adviser and the funds' distributor, John Hancock Funds, Inc., will also benefit from the reorganization. For example, the adviser might realize time savings from a consolidated portfolio management effort and from the need to prepare fewer reports and regulatory filings as well as prospectus disclosure for one fund instead of two. The trustees believe, however, that these savings will not amount to a significant economic benefit.

Comparative Fees and Expense Ratios. As discussed above in the Summary, at all asset levels the advisory fee rates paid by Intermediate Maturity Government Fund are lower than the advisory rates paid by your fund.

Intermediate Maturity Government Fund's current annual Class A and Class B expense ratios (equal to 1.35% and 2.10%, respectively, of average net assets) are only slightly higher than your fund's current expense ratios (equal to 1.33% and 2.03%, respectively, of average net assets). If the reorganization had occurred on May 31, 1997, Intermediate Maturity Government Fund's pro forma Class A and Class B expense ratios (equal to 1.10% and 1.85%, respectively, of average net assets) would have been lower than your fund's current expense ratios.

Comparative Performance. The trustees also took into consideration the relative performance of your fund and Intermediate Maturity Government Fund. As shown in the table below, your fund has had better performance for some periods while Intermediate Maturity Government Fund has had better performance for the most recent periods.

-------------------------------- ------------------------ ----------------------
        Average Annual
         Total Return             Intermediate Maturity        Limited-Term
   (without including sales
           charges)
                                 ----------- ------------ ----------- ----------
                                 Class A     Class B      Class A     Class B
-------------------------------- ----------- ------------ ----------- ----------
1 year ended 5/31/97                7.50        6.76         5.74        5.13
-------------------------------- ----------- ------------ ----------- ----------
3 years ended 5/31/97               5.49        4.80         5.27        4.57
-------------------------------- ----------- ------------ ----------- ----------
5 years ended 5/31/97               4.58        3.89         5.05       3.66(a)
-------------------------------- ----------- ------------ ----------- ----------
10 years ended 5/31/97            4.96(b)      4.28(b)       6.51
-------------------------------- ----------- ------------ ----------- ----------

(a)  Since commencement of operations on January 3, 1994
(b)  Since commencement of operations on December 31, 1991

Although the Intermediate Maturity Government Fund's 5 and 10 year total returns trail those of your fund, these figures reflect Intermediate Maturity Government Fund operating under more restrictive investment policies. Since adopting more flexible investment policies on September 22, 1995, Intermediate Maturity has outperformed your fund. In fact, the gap between Intermediate Maturity Government Fund's performance and your fund's performance has widened over the last three years. For the three year period, the difference between Intermediate Maturity Government Fund's total return and your fund's total return is 0.22% for Class A shares. For the one year period, that difference has risen to 1.76% for Class A shares.

Unreimbursed Distribution and Shareholder Service Expenses

The boards of trustees of your fund and Intermediate Maturity Government Fund have determined that, if the reorganization occurs, unreimbursed distribution and shareholder service expenses incurred under your fund's Rule 12b-1 Plans will be reimbursable expenses under Intermediate Maturity Government Fund's Rule 12b-1 Plans. The maximum amount payable annually under Intermediate Maturity Government Fund's Rule 12b-1 Plans (0.25% and 1.00% of average daily net assets attributable to Class A shares and Class B shares, respectively) will not increase.

The following table shows the actual and pro forma unreimbursed distribution and shareholder service expenses of both classes of your fund and Intermediate Maturity Government Fund. The table shows both the dollar amount of these expenses and the percentage of each class' average net assets that they represent.

------------------------------- ------------------------- ----------------------
        Unreimbursed
Distribution and Shareholder                               Intermediate Maturity
      Service Expenses                Limited-Term
                                ------------ ------------ ------------ ---------
                                Class A      Class B      Class A      Class B
------------------------------- ------------ ------------ ------------ ---------
Actual expenses as of May 31,    $255,361      $185,390     $58,172     $403,120
1997                               0.16%        1.77%        0.26%        6.25%
------------------------------- ------------------------- ------------ ---------
Pro forma combined expenses as                             $313,533     $588,510
of May 31, 1997                                              0.17%        3.47%
------------------------------- ------------------------- ------------ ---------


Thus, if the reorganization had taken place on May 31, 1997, the pro forma combined unreimbursed expenses of Intermediate Maturity Government Fund's Class A and Class B shares would have been higher than if no reorganization had occurred. Intermediate Maturity Government Fund's assumption of your fund's unreimbursed Rule 12b-1 expenses will have no immediate effect upon the payments made under Intermediate Maturity Government Fund's Rule 12b-1 Plans. These payments will continue to be 0.25% and 1.00% of average daily net assets attributable to Class A and Class B shares, respectively.

John Hancock Funds, Inc. hopes to recover unreimbursed distribution and shareholder service expenses for Class B shares over an extended period of time. However, if Intermediate Maturity Government Fund's board terminates either class' Rule 12b-1 Plan, that class will not be obligated to reimburse these distribution and shareholder service expenses Accordingly, until they are paid or accrued, unreimbursed distribution and shareholder service expenses do not and will not appear as an expense or liability in the financial statements of either fund. In addition, unreimbursed expenses are not reflected in a fund's net asset value or the formula for calculating Rule 12b-1 payments. The staff of the SEC has not approved or disapproved the treatment of the unreimbursed distribution and shareholder service expenses described in this proxy statement

Tax Status of the Reorganization

The reorganization will be tax-free for federal income tax purposes and will not take place unless both funds receive a satisfactory opinion from Hale and Dorr LLP, counsel to the funds, substantially to the effect that:

o The reorganization described above will be a "reorganization" within the meaning of Section 368(a)(1)(D) of the Internal Revenue Code of 1986 (the "Code"), and each fund will be "a party to a reorganization" within the meaning of Section 368 of the Code;

o No gain or loss will be recognized by your fund upon (1) the transfer of all of its assets to Intermediate Maturity Government Fund as described above or (2) the distribution by your fund of Intermediate Maturity Government Fund shares to your fund's shareholders;

o No gain or loss will be recognized by Intermediate Maturity Government Fund upon the receipt of your fund's assets solely in exchange for the issuance of Intermediate Maturity Government Fund shares and the assumption of all of your fund's liabilities by Intermediate Maturity Government Fund;

o The basis of the assets of your fund acquired by Intermediate Maturity Government Fund will be the same as the basis of those assets in the hands of your fund immediately before the transfer;

o The tax holding period of the assets of your fund in the hands of Intermediate Maturity Government Fund will include your fund's tax holding period for those assets;

o The shareholders of your fund will not recognize gain or loss upon the exchange of all their shares of your fund solely for Intermediate Maturity Government Fund shares as part of the reorganization;

o The basis of Intermediate Maturity Government Fund shares received by your fund's shareholders in the reorganization will be the same as the basis of the shares of your fund surrendered in exchange; and

o The tax holding period of the Intermediate Maturity Government Fund shares received by you will include the tax holding period of the shares of your fund surrendered in the exchange, provided that the shares of your fund were held as capital assets on the reorganization date.

Additional Terms of Agreement and Plan of Reorganization

Surrender of Share Certificates. Shareholders of your fund whose shares are represented by one or more share certificates should, before the reorganization date, either surrender their certificates to your fund or deliver to your fund a lost certificate affidavit, in the form and accompanied by the surety bonds that your fund may require (collectively, an "Affidavit"). On the reorganization date, all certificates that have not been surrendered will be canceled, will no longer evidence ownership of your fund's shares and will evidence ownership of Intermediate Maturity Government Fund shares. Shareholders may not redeem or transfer Intermediate Maturity Government Fund shares received in the reorganization until they have surrendered their Limited-Term Government Fund share certificates or delivered an Affidavit. Intermediate Maturity Government Fund will not issue share certificates in the reorganization.

Conditions to Closing the Reorganization. The obligation of your fund to consummate the reorganization is subject to the satisfaction of certain conditions, including the performance by Intermediate Maturity Government Fund of all its obligations under the Agreement and the receipt of all consents, orders and permits necessary to consummate the reorganization (see Agreement, paragraph 6).

The obligation of Intermediate Maturity Government Fund to consummate the reorganization is subject to the satisfaction of certain conditions, including your fund's performance of all of its obligations under the Agreement, the receipt of certain documents and financial statements from your fund and the receipt of all consents, orders and permits necessary to consummate the reorganization (see Agreement, paragraph 7).

The obligations of both funds are subject to the approval of the Agreement by the necessary vote of the outstanding shares of your fund, in accordance with the provisions of your fund's declaration of trust and by-laws. The funds' obligations are also subject to the receipt of a favorable opinion of Hale and Dorr LLP as to the federal income tax consequences of the reorganization. (see Agreement, paragraph 8).

Termination of Agreement. The board of trustees of either your fund or Intermediate Maturity Government Fund may terminate the Agreement (even if the shareholders of your fund have already approved it) at any time before the reorganization date, if that board believes that proceeding with the reorganization would no longer be advisable.

Expenses of the Reorganization. Intermediate Maturity Government Fund and your fund will each be responsible for its own expenses incurred in connection with entering into and carrying out the provisions of the Agreement, whether or not the reorganization occurs. These expenses are estimated to be approximately $180,024 in total.

                                 CAPITALIZATION

The following table sets forth the capitalization of each fund as of May 31, 1997, and the pro forma combined capitalization of both funds as if the reorganization had occurred on such date. The table reflects pro forma exchange ratios of approximately 0.892160 Class A Intermediate Maturity Government Fund shares being issued for each Class A share of your fund and approximately
0.892160 Class B Intermediate Maturity Government Fund shares being issued for each Class B share of your fund. If the reorganization is consummated, the actual exchange ratios on the reorganization date may vary from the exchange ratios indicated due to changes in the market value of the portfolio securities of both Intermediate Maturity Government Fund and your fund between May 31, 1997 and the reorganization date, changes in the amount of undistributed net investment income and net realized capital gains of Intermediate Maturity Government Fund and your fund during that period resulting from income and distributions, and changes in the accrued liabilities of Intermediate Maturity Government Fund and your fund during the same period.

                                  MAY 31, 1997

                               Limited-Term      Intermediate       Pro Forma1
                                                 Maturity
Net Assets                     $168,710,394      $29,205,883        $197,916,277
Net Asset Value Per Share
  Class A                      $       8.44      $      9.46        $       9.46
  Class B                      $       8.44      $      9.46        $       9.46
Shares Outstanding
  Class A                        18,745,924        2,405,279          19,129,646
  Class B                         1,243,215          681,925           1,791,072

It is impossible to predict how many Class A shares and Class B shares of Intermediate Maturity Government Fund will actually be received and distributed by your fund on the reorganization date. The table should not be relied upon to determine the amount of Intermediate Maturity Government Fund shares that will actually be received and distributed.

               ADDITIONAL INFORMATION ABOUT THE FUNDS' BUSINESSES

The following table shows where in the funds' combined prospectus you can find additional information about the business of each fund.

---------------------------- ---------------------------------------------------
    Type of Information                Headings in Combined Prospectus
                             -------------------------- ------------------------
                              Limited-Term Government         Intermediate
                                                                Maturity
---------------------------- ---------------------------------------------------
Organization                 Fund Details: Business Structure: How the Funds
and operation                are Organized
---------------------------- ---------------------------------------------------
Investment objective and     Goal and Strategy, Portfolio Securities, Risk
policies                     Factors; Fund Details: Business Structure:
                             Portfolio Trades, Investment Goals,
                        Diversification; More About Risk
---------------------------- ---------------------------------------------------
Portfolio                    Portfolio Management
management
---------------------------- ---------------------------------------------------
Investment adviser and       Overview: The Management Firm; Fund Details:
distributor                  Business Structure: How the Funds are Organized,
                             Sales Compensation
---------------------------- ---------------------------------------------------
Expenses                     Investor Expenses
---------------------------- ---------------------------------------------------
Custodian and transfer       Fund Details:  Business Structure:  How the Funds
agent                        are Organized
---------------------------- ---------------------------------------------------
Shares of beneficial         Your Account: Choosing a Share Class
interest
---------------------------- ---------------------------------------------------
Purchase of shares           Your Account: Choosing a Share Class, Sales Charge
                             Reductions and Waivers, Opening an Account, Buying
                             Shares; Transaction
                             Policies; Additional Investor Services
---------------------------- ---------------------------------------------------
Redemption                   Your Account: Selling Shares; Transaction
or sale of shares            Policies; Additional Investor Services,
                           Systematic Withdrawal Plan
---------------------------- ---------------------------------------------------
Dividends,                   Dividends and Account Policies
distributions and taxes
---------------------------- ---------------------------------------------------

                     BOARDS' EVALUATION AND RECOMMENDATION

For the reasons described above, the board of trustees of your fund, including the trustees who are not "interested persons" of either fund or the adviser
("independent trustees"), approved the reorganization. In particular, the trustees determined that the reorganization was in the best interests of your fund and that the interests of your fund's shareholders would not be diluted as a result of the reorganization. Similarly, the board of trustees of Intermediate Maturity Government Fund, including the independent trustees, approved the reorganization. They also determined that the reorganization was in the best interests of Intermediate Maturity Government Fund and that the interests of Intermediate Maturity Government Fund's shareholders would not be diluted as a result of the reorganization.

--------------------------------------------------------------------------------
The trustees of your fund recommend that the shareholders of your fund vote for the proposal to approve the agreement and plan of reorganization.
--------------------------------------------------------------------------------



                        VOTING RIGHTS AND REQUIRED VOTE

Each share of your fund is entitled to one vote. Approval of the above proposal requires the affirmative vote of a majority of the shares of your fund outstanding and entitled to vote. For this purpose, a majority of the outstanding shares of your fund means the vote of the lesser of

(1) 67% or more of the shares present at the meeting, if the holders of more than 50% of the shares of the fund are present or represented by proxy, or

(2) more than 50% of the outstanding shares of the fund.

Shares of your fund represented in person or by proxy, including shares which abstain or do not vote with respect to the proposal, will be counted for purposes of determining whether there is a quorum at the meeting. Accordingly, an abstention from voting has the same effect as a vote against the proposal.

However, if a broker or nominee holding shares in "street name" indicates on the proxy card that it does not have discretionary authority to vote on the proposal, those shares will not be considered present and entitled to vote on the proposal. Thus, a "broker non-vote" has no effect on the voting in determining whether the proposal has been adopted in accordance with clause (1) above, if more than 50% of the outstanding shares (excluding the "broker non-votes") are present or represented. However, for purposes of determining whether the proposal has been adopted in accordance with clause (2) above, a "broker non-vote" has the same effect as a vote against the proposal because shares represented by a "broker non-vote" are considered to be outstanding shares.

If the required approval of shareholders is not obtained, your fund will continue to engage in business as a separate mutual fund and the board of trustees will consider what further action may be appropriate.

                       INFORMATION CONCERNING THE MEETING

Solicitation of Proxies

In addition to the mailing of these proxy materials, proxies may be solicited by telephone, by fax or in person by the trustees, officers and employees of your fund; by personnel of your fund's investment adviser, John Hancock Advisers, Inc. and its transfer agent, John Hancock Signature Services, Inc.; or by broker-dealer firms. Signature Services, together with a third party solicitation firm, has agreed to provide proxy solicitation services to your fund at a cost of approximately $3,000.

Revoking Proxies

A Limited-Term Government Fund shareholder signing and returning a proxy has the power to revoke it at any time before it is exercised:

o By filing a written notice of revocation with your fund's transfer agent, John Hancock Signature Services, Inc., 1 John Hancock Way, Suite 1000, Boston, Massachusetts 02217-1000, or

o By returning a duly executed proxy with a later date before the time of the meeting, or

o If a shareholder has executed a proxy but is present at the meeting and wishes to vote in person, by notifying the secretary of your fund (without complying with any formalities) at any time before it is voted.

Being present at the meeting alone does not revoke a previously executed and returned proxy.

Outstanding Shares and Quorum

As of September 17, 1997, _______ and _______ Class A and Class B shares of beneficial interest of your fund were outstanding. Only shareholders of record on September 17, 1997 (the "record date") are entitled to notice of and to vote at the meeting. A majority of the outstanding shares of your fund that are entitled to vote will be considered a quorum for the transaction of business.

Other Business

Your fund's board of trustees knows of no business to be presented for consideration at the meeting other than the proposal. If other business is properly brought before the meeting, proxies will be voted according to the best judgment of the persons named as proxies.

Adjournments

If a quorum is not present in person or by proxy at the time any session of the meeting is called to order, the persons named as proxies may vote those proxies that have been received to adjourn the meeting to a later date. If a quorum is present but there are not sufficient votes in favor of the proposal, the persons named as proxies may propose one or more adjournments of the meeting to permit further solicitation of proxies concerning the proposal. Any adjournment will require the affirmative vote of a majority of your fund's shares at the session of the Meeting to be adjourned. If an adjournment of the meeting is proposed because there are not sufficient votes in favor of the proposal, the persons named as proxies will vote those proxies favoring the proposal in favor of adjournment, and will vote those proxies against the reorganization against adjournment.

Telephone Voting

In addition to soliciting proxies by mail, by fax or in person, your fund may also arrange to have votes recorded by telephone by officers and employees of your fund or by personnel of the adviser or transfer agent. The telephone voting procedure is designed to verify a shareholder's identity, to allow a shareholder to authorize the voting of shares in accordance with the shareholder's instructions and to confirm that the voting instructions have been properly recorded. If these procedures were subject to a successful legal challenge, these telephone votes would not be counted at the meeting. Your fund has not obtained an opinion of counsel about telephone voting, but is currently not aware of any challenge.

o A shareholder will be called on a recorded line at the telephone number in the fund's account records and will be asked to provide the shareholder's social security number or other identifying information.

o The shareholder will then be given an opportunity to authorize proxies to vote his or her shares at the meeting in accordance with the shareholder's instructions.

o To ensure that the shareholder's instructions have been recorded correctly, the shareholder will also receive a confirmation of the voting instructions by mail.

o A toll-free number will be available in case the voting information contained in the confirmation is incorrect.

o If the shareholder decides after voting by telephone to attend the meeting, the shareholder can revoke the proxy at that time and vote the shares at the meeting.

                        OWNERSHIP OF SHARES OF THE FUNDS

To the knowledge of the fund, as of August 31, 1997, the following persons owned of record or beneficially 5% or more of the outstanding Class A and Class B shares of your fund and Intermediate Maturity Government Fund:

-------------------------------- ---------------------- ------------------------

 Names and Addresses of Owners     Limited-Term Fund     Pro forma ownership of
   of More Than 5% of Shares                              Intermediate Maturity
                                                          Fund as of August 31,
                                                                 1997
                                 ---------- ----------- ------------ -----------
                                 Class A    Class B     Class A      Class B
-------------------------------- ---------- ----------- ------------ -----------

-------------------------------- ---------- ----------- ------------ -----------

-------------------------------- ---------------------- ------------------------

                                     Intermediate        Pro forma ownership of
                                     Maturity Fund        Intermediate Maturity
                                                          Fund as of August 31,
                                                                  1997
-------------------------------- ---------- ----------- ------------ -----------

-------------------------------- ---------- ----------- ------------ -----------

-------------------------------- ---------- ----------- ------------ -----------

As of August 31, 1997, the trustees and officers of your fund and Intermediate Maturity Government Fund, each as a group, owned in the aggregate less than 1% of the outstanding shares of their respective funds.

                                    EXPERTS

The financial statements and the financial highlights of Limited-Term Government Fund and Intermediate Maturity Government Fund, each as of May 31, 1997 and for the periods then ended, are incorporated by reference into this proxy statement and prospectus. These financial statements and financial highlights have been independently audited by Ernst & Young LLP, as stated in their reports appearing in the statement of additional information. These financial statements and financial highlights have been included in reliance on their reports given on their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

Each fund is subject to the informational requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940 and files reports, proxy statements and other information with the SEC. These reports, proxy statements and other information filed by the funds can be inspected and copied (at prescribed rates) at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C., and at the following regional offices: Chicago (500 West Madison Street, Suite 1400, Chicago, Illinois); and New York (7 World Trade Center, Suite 1300, New York, New York). Copies of such material can also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, copies of these documents may be viewed on-screen or downloaded from the SEC's Internet site at http://www.sec.gov.

                                    EXHIBIT A

                      AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made this 1st day of October, 1997, by and between John Hancock Intermediate Maturity Government Fund (the "Acquiring Fund"), a series of John Hancock Bond Trust, a Massachusetts business trust (the "Trust"), and John Hancock Limited Term Government Fund (the "Acquired Fund"), a Massachusetts business trust, each with their principal place of business at 101 Huntington Avenue, Boston, Massachusetts 02199. The Acquiring Fund and the Acquired Fund are sometimes referred to collectively herein as the "Funds" and individually as a "Fund."

This Agreement is intended to be and is adopted as a plan of "reorganization," as such term is used in Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The reorganization will consist of the transfer of all of the assets of the Acquired Fund to the Acquiring Fund in exchange solely for the issuance of Class A and Class B shares of beneficial interest of the Acquiring Fund (the "Acquiring Fund Shares") to the Acquired Fund and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund, followed by the distribution by the Acquired Fund, on or promptly after the Closing Date hereinafter referred to, of the Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation and termination of the Acquired Fund as provided herein, all upon the terms and conditions set forth in this Agreement.

In consideration of the premises of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1. TRANSFER OF ASSETS OF THE ACQUIRED FUND IN EXCHANGE FOR ASSUMPTION OF LIABILITIES AND ISSUANCE OF ACQUIRING FUND SHARES; LIQUIDATION OF THE ACQUIRED FUND

1.1 The Acquired Fund will transfer all of its assets (consisting, without limitation, of portfolio securities and instruments, dividends and interest receivables, cash and other assets), as set forth in the statement of assets and liabilities referred to in Paragraph 7.2 hereof (the "Statement of Assets and Liabilities"), to the Acquiring Fund free and clear of all liens and encumbrances, except as otherwise provided herein, in exchange for (i) the assumption by the Acquiring Fund of the known and unknown liabilities of the Acquired Fund, including the liabilities set forth in the Statement of Assets and Liabilities (the "Acquired Fund Liabilities"), which shall be assigned and transferred to the Acquiring Fund by the Acquired Fund and assumed by the Acquiring Fund, and (ii) delivery by the Acquiring Fund to the Acquired Fund, for distribution pro rata by the Acquired Fund to its shareholders in proportion to their respective ownership of Class A and/or Class B shares of beneficial interest of the Acquired Fund, as of the close of business on December 5, 1997 (the "Closing Date"), of a number of the Acquiring Fund Shares having an aggregate net asset value equal, in the case of each class of Acquiring Fund Shares, to the value of the assets, less such liabilities (herein referred to as the "net value of the assets") attributable to the applicable class, assumed, assigned and delivered, all determined as provided in Paragraph 2.1 hereof and as of a date and time as specified therein. Such transactions shall take place at the closing provided for in Paragraph 3.1 hereof (the "Closing"). All computations shall be provided by Investors Bank & Trust Company (the "Custodian"), as custodian and pricing agent for the Acquiring Fund and the Acquired Fund.

1.2 The Acquired Fund has provided the Acquiring Fund with a list of the current securities holdings of the Acquired Fund as of the date of execution of this Agreement. The Acquired Fund reserves the right to sell any of these securities (except to the extent sales may be limited by representations made in connection with issuance of the tax opinion provided for in paragraph 8.6 hereof) but will not, without the prior approval of the Acquiring Fund, acquire any additional securities other than securities of the type in which the Acquiring Fund is permitted to invest.

1.3 The Acquiring Fund and the Acquired Fund shall each bear its own expenses in connection with the transactions contemplated by this Agreement.

1.4 On or as soon after the Closing Date as is conveniently practicable (the "Liquidation Date"), the Acquired Fund will liquidate and distribute pro rata to shareholders of record (the "Acquired Fund shareholders"), determined as of the close of regular trading on the New York Stock Exchange on the Closing Date, the Acquiring Fund Shares received by the Acquired Fund pursuant to Paragraph 1.1 hereof. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund, to open accounts on the share records of the Acquiring Fund in the names of the Acquired Fund shareholders and representing the respective pro rata number and class of Acquiring Fund Shares due such shareholders. Acquired Fund shareholders who own Class A shares of the Acquired Fund will receive Class A Acquiring Fund Shares and Acquired Fund shareholders who own Class B shares of the Acquired Fund will receive Class B Acquiring Fund Shares. The Acquiring Fund shall not issue certificates representing Acquiring Fund Shares in connection with such exchange.

1.5 The Acquired Fund shareholders holding certificates representing their ownership of shares of beneficial interest of the Acquired Fund shall surrender such certificates or deliver an affidavit with respect to lost certificates in such form and accompanied by such surety bonds as the Acquired Fund may require (collectively, an "Affidavit"), to John Hancock Signature Services, Inc. prior to the Closing Date. Any Acquired Fund share certificate which remains outstanding on the Closing Date shall be deemed to be canceled, shall no longer evidence ownership of shares of beneficial interest of the Acquired Fund and shall evidence ownership of Acquiring Fund Shares. Unless and until any such certificate shall be so surrendered or an Affidavit relating thereto shall be delivered, dividends and other distributions payable by the Acquiring Fund subsequent to the Liquidation Date with respect to Acquiring Fund Shares shall be paid to the holder of such certificate(s), but such shareholders may not redeem or transfer Acquiring Fund Shares received in the Reorganization. The Acquiring Fund will not issue share certificates in the Reorganization.

1.6 Any transfer taxes payable upon issuance of Acquiring Fund Shares in a name other than the registered holder of the Acquired Fund Shares on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

1.7 The existence of the Acquired Fund shall be terminated as promptly as practicable following the Liquidation Date.

1.8 Any reporting responsibility of the Acquired Fund, including, but not limited to, the responsibility for filing of regulatory reports, tax returns, or other documents with the Securities and Exchange Commission (the "Commission"), any state securities commissions, and any federal, state or local tax authorities or any other relevant regulatory authority, is and shall remain the responsibility of the Acquired Fund.

2.   VALUATION

2.1 The net asset values of the Class A and Class B Acquiring Fund Shares and the net values of the assets and liabilities of the Acquired Fund attributable to its Class A and Class B shares to be transferred shall, in each case, be determined as of the close of business (4:00 p.m. Boston time) on the Closing Date. The net asset values of the Class A and Class B Acquiring Fund Shares shall be computed by the Custodian in the manner set forth in the Acquiring Fund's Declaration of Trust as amended and restated (the "Declaration"), or By-Laws and the Acquiring Fund's then-current prospectus and statement of additional information and shall be computed in each case to not fewer than four decimal places. The net values of the assets of the Acquired Fund attributable to its Class A and Class B shares to be transferred shall be computed by the Custodian by calculating the value of the assets of each class transferred by the Acquired Fund and by subtracting therefrom the amount of the liabilities of each class assigned and transferred to and assumed by the Acquiring Fund on the Closing Date, said assets and liabilities to be valued in the manner set forth in the Acquired Fund's then current prospectus and statement of additional information and shall be computed in each case to not fewer than four decimal places.

2.2 The number of shares of each class of Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Acquired Fund's assets shall be determined by dividing the value of the Acquired Fund's assets attributable to a class, less the liabilities attributable to that class assumed by the Acquiring Fund, by the Acquiring Fund's net asset value per share of the same class, all as determined in accordance with Paragraph 2.1 hereof.

2.3 All computations of value shall be made by the Custodian in accordance with its regular practice as pricing agent for the Funds.

3.   CLOSING AND CLOSING DATE

3.1 The Closing Date shall be December 5, 1997 or such other date on or before June 30, 1998 as the parties may agree. The Closing shall be held as of 5:00 p.m. at the offices of the Trust and the Acquired Fund, 101 Huntington Avenue, Boston, Massachusetts 02199, or at such other time and/or place as the parties may agree.

3.2 Portfolio securities that are not held in book-entry form in the name of the Custodian as record holder for the Acquired Fund shall be presented by the Acquired Fund to the Custodian for examination no later than three business days preceding the Closing Date. Portfolio securities which are not held in book-entry form shall be delivered by the Acquired Fund to the Custodian for the account of the Acquiring Fund on the Closing Date, duly endorsed in proper form for transfer, in such condition as to constitute good delivery thereof in accordance with the custom of brokers, and shall be accompanied by all necessary federal and state stock transfer stamps or a check for the appropriate purchase price thereof. Portfolio securities held of record by the Custodian in book-entry form on behalf of the Acquired Fund shall be delivered to the Acquiring Fund by the Custodian by recording the transfer of beneficial ownership thereof on its records. The cash delivered shall be in the form of currency or by the Custodian crediting the Acquiring Fund's account maintained with the Custodian with immediately available funds.

3.3 In the event that on the Closing Date (a) the New York Stock Exchange shall be closed to trading or trading thereon shall be restricted or (b) trading or the reporting of trading on said Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored; provided that if trading shall not be fully resumed and reporting restored on or before June 30, 1998, this Agreement may be terminated by the Acquiring Fund or by the Acquired Fund upon the giving of written notice to the other party.

3.4 The Acquired Fund shall deliver at the Closing a list of the names, addresses, federal taxpayer identification numbers and backup withholding and nonresident alien withholding status of the Acquired Fund shareholders and the number of outstanding shares of each class of beneficial interest of the Acquired Fund owned by each such shareholder, all as of the close of business on the Closing Date, certified by its Treasurer, Secretary or other authorized officer (the "Shareholder List"). The Acquiring Fund shall issue and deliver to the Acquired Fund a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date, or provide evidence satisfactory to the Acquired Fund that such Acquiring Fund Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, stock certificates, receipts or other documents as such other party or its counsel may reasonably request.

4.   REPRESENTATIONS AND WARRANTIES

4.1 The Acquired Fund represents, warrants and covenants to the Acquiring Fund as follows:

     (a) The Acquired Fund is a business trust, duly organized, validly existing and in good standing under the laws of The Commonwealth of Massachusetts and has the power to own all of its properties and assets and, subject to approval by the shareholders of the Acquired Fund, to carry out the transactions contemplated by this Agreement. The Acquired Fund is not required to qualify to do business in any jurisdiction in which it is not so qualified or where failure to qualify would subject it to any material liability or disability. The Acquired Fund has all necessary federal, state and local authorizations to own all of its properties and assets and to carry on its business as now being conducted;

     (b) The Acquired Fund is a registered investment company classified as a management company and its registration with the Commission as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), is in full force and effect. The Acquired Fund is a diversified investment company under the 1940 Act;

     (c) The Acquired Fund is not, and the execution, delivery and performance of its obligations under this Agreement will not result, in violation of any provision of the Acquired Fund's Declaration of Trust, as amended and restated (the "Acquired Fund's Declaration") or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquired Fund is a party or by which it is bound;

     (d) Except as otherwise disclosed in writing and accepted by the Acquiring Fund, no material litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or threatened against the Acquired Fund or any of the Acquired Fund's properties or assets. The Acquired Fund knows of no facts which might form the basis for the institution of such proceedings, and the Acquired Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects the Acquired Fund's business or its ability to consummate the transactions herein contemplated;

     (e) The Acquired Fund has no material contracts or other commitments (other than this Agreement or agreements for the purchase of securities entered into in the ordinary course of business and consistent with its obligations under this Agreement) which will not be terminated without liability to the Acquired Fund at or prior to the Closing Date;

     (f) The statement of assets and liabilities, including the schedule of investments, of the Acquired Fund as of May 31, 1997 and the related statement of operations for the year ended December 31, 1996 and the period from January 1, 1997 to May 31, 1997 and the statement of changes in net assets for the years ended December 31, 1995 and 1996 and the period from January 1, 1997 to May 31, 1997 (audited by Ernst & Young LLP) (copies of which have been furnished to the Acquiring
          Fund) present fairly in all material respects the financial condition of the Acquired Fund as of May 31, 1997 and the results of its operations for the period then ended in accordance with generally accepted accounting principles consistently applied, and there were no known actual or contingent liabilities of the Acquired Fund as of the respective dates thereof not disclosed therein;

     (g) Since May 31, 1997, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund;

     (h) At the date hereof and by the Closing Date, all federal, state and other tax returns and reports, including information returns and payee statements, of the Acquired Fund required by law to have been filed or furnished by such dates shall have been filed or furnished, and all federal, state and other taxes, interest and penalties shall have been paid so far as due, or provision shall have been made for the payment thereof, and to the best of the Acquired Fund's knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns or reports;

     (i) Each of the Acquired Fund and its predecessors has qualified as a regulated investment company for each taxable year of its operation and the Acquired Fund will qualify as such as of the Closing Date with respect to its taxable year ending on the Closing Date;

     (j) The authorized capital of the Acquired Fund consists of an unlimited number of shares of beneficial interest, no par value. All issued and outstanding shares of beneficial interest of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and nonassessable by the Acquired Fund. All of the issued and outstanding shares of beneficial interest of the Acquired Fund will, at the time of Closing, be held by the persons and in the amounts and classes set forth in the Shareholder List submitted to the Acquiring Fund pursuant to Paragraph 3.4 hereof. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of its shares of beneficial interest, nor is there outstanding any security convertible into any of its shares of beneficial interest;

     (k) At the Closing Date, the Acquired Fund will have good and marketable title to the assets to be transferred to the Acquiring Fund pursuant to Paragraph 1.1 hereof, and full right, power and authority to sell, assign, transfer and deliver such assets hereunder, and upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the Securities Act of 1933, as amended (the "1933 Act");

     (l) The execution, delivery and performance of this Agreement have been duly authorized by all necessary action on the part of the Acquired Fund, and this Agreement constitutes a valid and binding obligation of the Acquired Fund enforceable in accordance with its terms, subject to the approval of the Acquired Fund's shareholders;

     (m) The information to be furnished by the Acquired Fund to the Acquiring Fund for use in applications for orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereto;

     (n) The proxy statement of the Acquired Fund (the "Proxy Statement") to be included in the Registration Statement referred to in Paragraph 5.7 hereof (other than written information furnished by the Acquiring Fund for inclusion therein, as covered by the Acquiring Fund's warranty in Paragraph 4.2(m) hereof), on the effective date of the Registration Statement, on the date of the meeting of the Acquired Fund shareholders and on the Closing Date, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading;

     (o)  No  consent,  approval,   authorization  or  order  of  any  court  or
          governmental authority is required for the consummation by the Acquired Fund of the transactions contemplated by this Agreement;

     (p) All of the issued and outstanding shares of beneficial interest of the Acquired Fund have been offered for sale and sold in conformity with all applicable federal and state securities laws;

     (q) The prospectus of the Acquired Fund, dated October 1, 1997 (the "Acquired Fund Prospectus"), furnished to the Acquiring Fund, does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

4.2 The Trust on behalf of the Acquiring Fund represents, warrants and covenants to the Acquired Fund as follows:

(a) The Trust is a business trust duly organized, validly existing and in good standing under the laws of The Commonwealth of Massachusetts and has the power to own all of its properties and assets and to carry out the Agreement. Neither the Trust nor the Acquiring Fund is required to qualify to do business in any jurisdiction in which it is not so qualified or where failure to qualify would subject it to any material liability or disability. The Trust has all necessary federal, state and local authorizations to own all of its properties and assets and to carry on its business as now being conducted;

(b) The Trust is a registered investment company classified as a management company and its registration with the Commission as an investment company under the 1940 Act is in full force and effect. The Acquiring Fund is a diversified series of the Trust;

     (c) The prospectus (the "Acquiring Fund Prospectus") and statement of additional information for Class A and Class B shares of the Acquiring Fund, each dated March 1, 1997, as supplemented on July 15, 1997, and any amendments or supplements thereto on or prior to the Closing Date, and the Registration Statement on Form N-14 filed in connection with this Agreement (the "Registration Statement") (other than written information furnished by the Acquired Fund for inclusion therein, as covered by the Acquired Fund's warranty in Paragraph 4.1(m) hereof) will conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder, the Acquiring Fund Prospectus does not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and the Registration Statement will not include any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

     (d) At the Closing Date, the Trust on behalf of the Acquiring Fund will have good and marketable title to the assets of the Acquiring Fund;

     (e) The Trust and the Acquiring Fund are not, and the execution, delivery and performance of their obligations under this Agreement will not result in a violation of any provisions of the Trust's Declaration, or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Trust or the Acquiring Fund is a party or by which the Trust or the Acquiring Fund is bound;

     (f) Except as otherwise disclosed in writing and accepted by the Acquired Fund, no material litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or threatened against the Trust or the Acquiring Fund or any of the Acquiring Fund's properties or assets. The Trust knows of no facts which might form the basis for the institution of such proceedings, and neither the Trust nor the Acquiring Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects the Acquiring Fund's business or its ability to consummate the transactions herein contemplated;

     (g) The statement of assets and liabilities, including the schedule of investments, of the Acquiring Fund as of May 31, 1997 and the related statement of operations for the year ended March 31, 1997 and the period from April 1, 1997 to May 31, 1997, and the statement of changes in net assets for the years ended March 31, 1996 and 1997 and the period from April 1, 1997 to May 31, 1997 (audited by Ernst & Young LLP) (copies of which have been furnished to the Acquired Fund), present fairly in all material respects the financial condition of the Acquiring Fund as of May 31, 1997 and the results of its operations for the period then ended in accordance with generally accepted accounting principles consistently applied, and there were no known actual or contingent liabilities of the Acquiring Fund as of the respective dates thereof not disclosed therein;

     (h) Since May 31, 1997, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Trust on behalf of the Acquiring Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as disclosed to and accepted by the Acquired Fund;

     (i) Each of the Acquiring Fund and its predecessors has qualified as a regulated investment company for each taxable year of its operation and the Acquiring Fund will qualify as such as of the Closing Date;

     (j) The authorized capital of the Trust consists of an unlimited number of shares of beneficial interest, no par value per share. All issued and outstanding shares of beneficial interest of the Acquiring Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and nonassessable by the Trust. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of its shares of beneficial interest, nor is there outstanding any security convertible into any of its shares of beneficial interest;

     (k) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of the Trust on behalf of the Acquiring Fund, and this Agreement constitutes a valid and binding obligation of the Acquiring Fund enforceable in accordance with its terms;

     (l) The Acquiring Fund Shares to be issued and delivered to the Acquired Fund pursuant to the terms of this Agreement, when so issued and delivered, will be duly and validly issued shares of beneficial interest of the Acquiring Fund and will be fully paid and nonassessable by the Trust;

     (m) The information to be furnished by the Acquiring Fund for use in applications for orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete and shall comply in all material respects with federal securities and other laws and regulations applicable thereto; and

     (n) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Acquiring Fund of the transactions contemplated by the Agreement, except for the registration of the Acquiring Fund Shares under the 1933 Act and the 1940 Act.

5.   COVENANTS OF THE ACQUIRING FUND AND THE ACQUIRED FUND

5.1 Except as expressly contemplated herein to the contrary, the Acquired Fund and the Trust on behalf of the Acquiring Fund, will operate their respective businesses in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and distributions and any other distributions necessary or desirable to avoid federal income or excise taxes.

5.2 The Acquired Fund will call a meeting of the Acquired Fund shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

5.3 The Acquired Fund covenants that the Acquiring Fund Shares to be issued hereunder are not being acquired by the Acquired Fund for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

5.4 The Acquired Fund will provide such information within its possession or reasonably obtainable as the Trust on behalf of the Acquiring Fund requests concerning the beneficial ownership of the Acquired Fund's shares of beneficial interest.

5.5 Subject to the provisions of this Agreement, the Acquiring Fund and the Acquired Fund each shall take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate the transactions contemplated by this Agreement.

5.6 The Acquired Fund shall furnish to the Trust on behalf of the Acquiring Fund on the Closing Date the Statement of Assets and Liabilities of the Acquired Fund as of the Closing Date, which statement shall be prepared in accordance with generally accepted accounting principles consistently applied and shall be certified by the Acquired Fund's Treasurer or Assistant Treasurer. As promptly as practicable but in any case within 60 days after the Closing Date, the Acquired Fund shall furnish to the Acquiring Fund, in such form as is reasonably satisfactory to the Trust, a statement of the earnings and profits of the Acquired Fund for federal income tax purposes and of any capital loss carryovers and other items that will be carried over to the Acquiring Fund as a result of Section 381 of the Code, and which statement will be certified by the President of the Acquired Fund.

5.7 The Trust on behalf of the Acquiring Fund will prepare and file with the Commission the Registration Statement in compliance with the 1933 Act and the 1940 Act in connection with the issuance of the Acquiring Fund Shares as contemplated herein.

5.8 The Acquired Fund will prepare a Proxy Statement, to be included in the Registration Statement in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act and the rules and regulations thereunder (collectively, the "Acts") in connection with the special meeting of shareholders of the Acquired Fund to consider approval of this Agreement.

6.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND

The obligations of the Acquired Fund to complete the transactions provided for herein shall be, at its election, subject to the performance by the Trust on behalf of the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date, and, in addition thereto, the following further conditions:

6.1 All representations and warranties of the Trust on behalf of the Acquiring Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date; and

6.2 The Trust on behalf of the Acquiring Fund shall have delivered to the Acquired Fund a certificate executed in its name by the Trust's President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquired Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Trust on behalf of the Acquiring Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquired Fund shall reasonably request.

7. CONDITIONS PRECEDENT TO OBLIGATIONS OF THE TRUST ON BEHALF OF THE ACQUIRING FUND

The obligations of the Trust on behalf of the Acquiring Fund to complete the transactions provided for herein shall be, at its election, subject to the performance by the Acquired Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

7.1 All representations and warranties of the Acquired Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

7.2 The Acquired Fund shall have delivered to the Trust on behalf of the Acquiring Fund the Statement of Assets and Liabilities of the Acquired Fund, together with a list of its portfolio securities showing the federal income tax bases and holding periods of such securities, as of the Closing Date, certified by the Treasurer or Assistant Treasurer of the Acquired Fund;

7.3 The Acquired Fund shall have delivered to the Trust on behalf of the Acquiring Fund on the Closing Date a certificate executed in the name of the Acquired Fund by a President or Vice President and a Treasurer or Assistant Treasurer of the Acquired Fund, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Acquired Fund in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Trust on behalf of the Acquiring Fund shall reasonably request; and

7.4 At or prior to the Closing Date, the Acquired Fund's investment adviser, or an affiliate thereof, shall have made all payments, or applied all credits, to the Acquired Fund required by any applicable contractual expense limitation.

8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND AND THE TRUST ON BEHALF OF THE ACQUIRING FUND

The obligations hereunder of the Trust on behalf of the Acquiring Fund and the Acquired Fund are each subject to the further conditions that on or before the Closing Date:

8.1 The Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of beneficial interest of the Acquired Fund in accordance with the provisions of the Acquired Fund's Declaration and By-Laws, and certified copies of the resolutions evidencing such approval by the Acquired Fund's shareholders shall have been delivered by the Acquired Fund to the Trust on behalf of the Acquiring Fund;

8.2 On the Closing Date no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain changes or other relief in connection with, this Agreement or the transactions contemplated herein;

8.3 All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities (including those of the Commission and their "no-action" positions) deemed necessary by the Acquired Fund or the Trust to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may waive any such conditions for itself;

8.4 The Registration Statement shall have become effective under the 1933 Act and the 1940 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act or the 1940 Act;

8.5 The Acquired Fund shall have distributed to its shareholders, in a distribution or distributions qualifying for the deduction for dividends paid under Section 561 of the Code, all of its investment company taxable income (as defined in Section 852(b)(2) of the Code determined without regard to Section 852(b)(2)(D) of the Code) for its taxable year ending on the Closing Date, all of the excess of (i) its interest income excludable from gross income under Section 103(a) of the Code over (ii) its deductions disallowed under Sections 265 and 171(a)(2) of the Code for its taxable year ending on the Closing Date, and all of its net capital gain (as such term is used in Sections 852(b)(3)(A) and (C) of the Code), after reduction by any available capital loss carryforward, for its taxable year ending on the Closing Date; and

8.6 The parties shall have received an opinion of Hale and Dorr LLP, satisfactory to the Acquired Fund and the Trust on behalf of the Acquiring Fund, substantially to the effect that for federal income tax purposes:

     (a) The acquisition by the Acquiring Fund of all of the assets of the Acquired Fund solely in exchange for the issuance of Acquiring Fund Shares to the Acquired Fund and the assumption of all of the Acquired Fund Liabilities by the Acquiring Fund, followed by the distribution by the Acquired Fund, in liquidation of the Acquired Fund, of Acquiring Fund Shares to the shareholders of the Acquired Fund in exchange for their shares of beneficial interest of the Acquired Fund and the termination of the Acquired Fund, will constitute a "reorganization" within the meaning of Section 368(a) of the Code, and the Acquired Fund and the Acquiring Fund will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code;

     (b) No gain or loss will be recognized by the Acquired Fund upon (i) the transfer of all of its assets to the Acquiring Fund solely in exchange for the issuance of Acquiring Fund Shares to the Acquired Fund and the assumption of all of the Acquired Fund Liabilities by the Acquiring Fund; and (ii) the distribution by the Acquired Fund of such Acquiring Fund Shares to the shareholders of the Acquired Fund;

     (c) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund solely in exchange for the issuance of the Acquiring Fund Shares to the Acquired Fund and the assumption of all of the Acquired Fund Liabilities by the Acquiring Fund;

     (d) The basis of the assets of the Acquired Fund acquired by the Acquiring Fund will be, in each instance, the same as the basis of those assets in the hands of the Acquired Fund immediately prior to the transfer;

     (e) The tax holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will, in each instance, include the Acquired Fund's tax holding period for those assets;

     (f) The shareholders of the Acquired Fund will not recognize gain or loss upon the exchange of all of their shares of beneficial interest of the Acquired Fund solely for Acquiring Fund Shares as part of the transaction;

     (g) The basis of the Acquiring Fund Shares received by the Acquired Fund shareholders in the transaction will be the same as the basis of the shares of beneficial interest of the Acquired Fund surrendered in exchange therefor; and

     (h) The tax holding period of the Acquiring Fund Shares received by the Acquired Fund shareholders will include, for each shareholder, the tax holding period for the shares of the Acquired Fund surrendered in exchange therefor, provided that the Acquired Fund shares were held as capital assets on the date of the exchange.

The Trust on behalf of the Acquiring Fund and the Acquired Fund agree to make and provide representations which are reasonably necessary to enable Hale and Dorr LLP to deliver an opinion substantially as set forth in this Paragraph 8.6. Notwithstanding anything herein to the contrary, neither the Acquired Fund nor the Trust may waive the conditions set forth in this Paragraph 8.6.


9.   BROKERAGE FEES AND EXPENSES

9.1 The Trust on behalf of the Acquiring Fund and the Acquired Fund each represent and warrant to the other that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

9.2 The Acquiring Fund and the Acquired Fund shall each be liable solely for its own expenses incurred in connection with entering into and carrying out the provisions of this Agreement whether or not the transactions contemplated hereby are consummated.

10.  ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

10.1 The Trust on behalf of the Acquiring Fund and the Acquired Fund agree that neither party has made any representation, warranty or covenant not set forth herein or referred to in Paragraph 4 hereof and that this Agreement constitutes the entire agreement between the parties.

10.2 The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.

11.  TERMINATION

11.1 This Agreement may be terminated by the mutual agreement of the Trust on behalf of the Acquiring Fund and the Acquired Fund. In addition, either party may at its option terminate this Agreement at or prior to the Closing
     Date:

     (a) because of a material breach by the other of any representation, warranty, covenant or agreement contained herein to be performed at or prior to the Closing Date;

     (b) because of a condition herein expressed to be precedent to the obligations of the terminating party which has not been met and which reasonably appears will not or cannot be met;

     (c) by resolution of the Trust's Board of Trustees if circumstances should develop that, in the good faith opinion of such Board, make proceeding with the Agreement not in the best interests of the Acquiring Fund's shareholders; or

     (d) by resolution of the Acquired Fund's Board of Trustees if circumstances should develop that, in the good faith opinion of such Board, make proceeding with the Agreement not in the best interests of the Acquired Fund's shareholders.

11.2 In the event of any such termination, there shall be no liability for damages on the part of the Trust, the Acquiring Fund, or the Acquired Fund, or the Trustees or officers of the Trust or the Acquired Fund, but each party shall bear the expenses incurred by it incidental to the preparation and carrying out of this Agreement.

12.  AMENDMENTS

This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon by the authorized officers of the Trust and the Acquired Fund. However, following the meeting of shareholders of the Acquired Fund held pursuant to Paragraph 5.2 of this Agreement, no such amendment may have the effect of changing the provisions regarding the method for determining the number of Acquiring Fund Shares to be received by the Acquired Fund shareholders under this Agreement to the detriment of such shareholders without their further approval; provided that nothing contained in this Article 12 shall be construed to prohibit the parties from amending this Agreement to change the Closing Date.

13.  NOTICES

Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by prepaid telegraph, telecopy or certified mail addressed to the Acquiring Fund or to the Acquired Fund, each at 101 Huntington Avenue, Boston, Massachusetts 02199, Attention:
President, and, in either case, with copies to Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109, Attention: Pamela J. Wilson, Esq.

14.  HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT

14.1 The article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

14.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

14.3 This Agreement shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts.

14.4 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the prior written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

14.5 All persons dealing with the Trust or the Acquired Fund must look solely to the property of the Trust or the Acquired Fund, respectively, for the enforcement of any claims against the Trust or the Acquired Fund as the Trustees, officers, agents and shareholders of the Trust or the Acquired Fund assume no personal liability for obligations entered into on behalf of the Trust or the Acquired Fund, respectively. None of the other series of the Trust shall be responsible for any obligations assumed by on or behalf of the Acquiring Fund under this Agreement.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first set forth above by its President or Vice President and has caused its corporate seal to be affixed hereto.



                           JOHN HANCOCK BOND TRUST on behalf of
                           JOHN HANCOCK INTERMEDIATE MATURITY GOVERNMENT FUND



                           By:
                           ----------------------------------------
                                        Anne C. Hodsdon
                                           President




                           JOHN HANCOCK LIMITED TERM GOVERNMENT FUND



                           By:
                           ----------------------------------------
                                       Susan S. Newton
                                Vice President and Secretary

                                          JOHN HANCOCK

                                          Income Funds

                                          [GRAPHIC]

--------------------------------------------------------------------------------


Prospectus                                Government Income Fund
October 1, 1997
                                          High Yield Bond Fund


This prospectus gives vital               Intermediate Maturity
information about these funds. For        Government Fund
your own benefit and protection,
please read it before you invest,         Limited-Term Government Fund
and keep it on hand for future
reference.                                Sovereign Bond Fund

Please note that these funds:             Sovereign U.S. Government Income Fund
o are not bank deposits
o are not federally insured               Strategic Income Fund
o are not endorsed by any bank or
  government agency
o are not guaranteed to achieve
  their goal(s)

Some of these funds may invest up
to 100% in junk bonds; read risk
information carefully.


Like all mutual fund shares, these
securities have not been approved
or disapproved by the Securities
and Exchange Commission or any
state securities commission, nor
has the Securities and Exchange
Commission or any state securities
commission passed upon the accuracy
or adequacy of this prospectus. Any
representation to the contrary is a
criminal offense.


                  [LOGO] JOHN HANCOCK FUNDS
                         A Global Investment Management Fund

                         101 Huntington Avenue, Boston, Massachusetts 02199-7603

Contents
--------------------------------------------------------------------------------

A fund-by-fund look at       Government Income Fund                           4
goals, strategies, risks,
expenses and financial       High Yield Bond Fund                             6
history.
                             Intermediate Maturity Government Fund            8

                             Limited-Term Government Fund                    10

                             Sovereign Bond Fund                             12

                             Sovereign U.S. Government Income Fund           14

                             Strategic Income Fund                           16


Policies and instructions    Your account
for opening, maintaining
and closing an account in    Choosing a share class                          18
any income fund.
                             How sales charges are calculated                18

                             Sales charge reductions and waivers             19

                             Opening an account                              20

                             Buying shares                                   21

                             Selling shares                                  22

                             Transaction policies                            24

                             Dividends and account policies                  24

                             Additional investor services                    25

Details that apply to the    Fund details
income funds as a group.
                             Business structure                              26

                             Sales compensation                              27

                             More about risk                                 29

                             For more information                    back cover

Overview

--------------------------------------------------------------------------------

GOAL OF THE INCOME FUNDS

John Hancock income funds seek current income without sacrificing total return. Some of the funds also invest for stability of principal. Each fund has its own strategy and its own risk/reward profile. Because you could lose money by investing in these funds, be sure to read all risk disclosure carefully before investing.

WHO MAY WANT TO INVEST

These funds may be appropriate for investors who:

o  are seeking a regular stream of income
o are seeking higher potential returns than money market funds and are willing to accept moderate risk of volatility
o  want to diversify their portfolios
o are seeking a mutual fund for the income portion of an asset allocation portfolio
o  are retired or nearing retirement

Income funds may NOT be appropriate if you:

o  are investing for maximum return over a long time horizon
o  require absolute stability of your principal

THE MANAGEMENT FIRM


All John Hancock income funds are managed by John Hancock Advisers, Inc. Founded in 1968, John Hancock Advisers is a wholly owned subsidiary of John Hancock Mutual Life Insurance Company and manages more than $22 billion in assets.


FUND INFORMATION KEY

Concise fund-by-fund descriptions begin on the next page. Each description provides the following information:

[Clip art] Goal and strategy The fund's particular investment goals and the strategies it intends to use in pursuing those goals.

[Clip art] Portfolio securities The primary types of securities in which the fund invests. Secondary investments are described in "More about risk" at the end of the prospectus.

[Clip art] Risk factors The major risk factors associated with the fund.

[Clip art] Portfolio management The individual or group designated by the investment adviser to handle the fund's day-to-day management.

[Clip art] Expenses The overall costs borne by an investor in the fund, including sales charges and annual expenses.

[Clip art] Financial highlights A table showing the fund's financial performance for up to ten years, by share class. A bar chart showing total return allows you to compare the fund's historical risk level to those of other funds.

Government Income Fund

REGISTRANT NAME: JOHN HANCOCK BOND TRUST
                                   TICKER SYMBOL  CLASS A: JHGIX  CLASS B: TSGIX
--------------------------------------------------------------------------------
GOAL AND STRATEGY

[Clip art] The fund seeks to earn a high level of current income consistent with preservation of capital. To pursue this goal, the fund invests primarily in U.S. Government and agency securities of any maturity, as described below. Stability of share price is a secondary goal.

PORTFOLIO SECURITIES

[Clip art] Under normal circumstances, the fund invests at least 80% of assets in securities that are issued, or guaranteed as to principal and interest, by the U.S. Government, its agencies or instrumentalities. These may include Treasuries, mortgage-backed securities such as Ginnie Maes, Freddie Macs and Fannie Maes, and repurchase agreements and forward commitments involving these securities.


For liquidity and flexibility, the fund may place up to 20% of assets in high-quality short-term securities. In abnormal market conditions, it may invest more assets in these securities as a defensive tactic. The fund also may invest in certain higher-risk investments, including asset-backed securities, U.S. dollar-denominated foreign government securities and derivative and leveraged investments, and may engage in other investment practices. Investments in asset-backed and foreign government securities must be in the two highest and four highest rating categories, respectively, or if unrated, be of comparable quality. Up to 10% of assets may be invested in foreign government bonds rated BB/Ba or B (junk bonds).


RISK FACTORS

[Clip art] As with most income funds, the value of your investment will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the market value of debt securities (including U.S. Government and mortgage-backed securities). To the extent that the fund invests in mortgage-backed securities, it may also be subject to extension and prepayment risks. These risks are defined in "More about risk" starting on page
29. Other factors may affect the market price and yield of the fund's securities, including investor demand and domestic and worldwide economic conditions.

The U.S. Government does not guarantee the market value or the current yield of government securities, nor does the government's guarantee in any way extend to the fund itself. Please read "More about risk" carefully before investing.

PORTFOLIO MANAGEMENT

[Clip art] Barry H. Evans, CFA, leader of the fund's portfolio management team since January 1995, is a senior vice president of the adviser. He has been in the investment business since joining John Hancock Funds in 1986.

--------------------------------------------------------------------------------
INVESTOR EXPENSES

[Clip art] Fund investors pay various expenses, either directly or indirectly. The figures below show the expenses for the past year, adjusted to reflect any changes. Future expenses may be greater or less.

--------------------------------------------------------------------------------
 Shareholder transaction expenses                            Class A   Class B
--------------------------------------------------------------------------------
 Maximum sales charge imposed on purchases
 (as a percentage of offering price)                         4.50%     none
 Maximum sales charge imposed on
 reinvested dividends                                        none      none
 Maximum deferred sales charge                               none(1)   5.00%
 Redemption fee(2)                                           none      none
 Exchange fee                                                none      none


--------------------------------------------------------------------------------
 Annual fund operating expenses (as a % of average net assets)
--------------------------------------------------------------------------------
 Management fee                                              0.63%     0.63%
 12b-1 fee(3)                                                0.25%     1.00%
 Other expenses                                              0.25%     0.25%
 Total fund operating expenses                               1.13%     1.88%


Example The table below shows what you would pay if you invested $1,000 over the various time frames indicated. The example assumes you reinvested all dividends and that the average annual return was 5%.


--------------------------------------------------------------------------------
 Share class                    Year 1  Year 3   Year 5   Year 10
--------------------------------------------------------------------------------
 Class A shares                  $56     $79      $104     $176
 Class B shares
   Assuming redemption
   at end of period              $69     $89      $122     $200
   Assuming no redemption        $19     $59      $102     $200


This example is for comparison purposes only and is not a representation of the fund's actual expenses and returns, either past or future.

(1) Except for investments of $1 million or more; see "How sales charges are calculated."
(2)   Does not include wire redemption fee (currently $4.00).
(3) Because of the 12b-1 fee, long-term shareholders may indirectly pay more than the equivalent of the maximum permitted front-end sales charge.

4 GOVERNMENT INCOME FUND

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS

[Clip art] The figures below have been audited by the fund's independent auditors, Ernst & Young LLP.

Volatility, as indicated by Class B year-by-year total investment return (%) (scale varies from fund to fund)

[The table below was represented as a bar graph in the printed material.]


         2.40(6)  10.22  3.71  14.38  8.51  9.86  (6.42)  14.49  3.64  2.02(6)
                                                                       seven
                                                                       months



------------------------------------------------------------------------------------------------------------------------------------
Class A -- year ended:                             10/94(1)         10/95(2)           10/96           5/97(3)
------------------------------------------------------------------------------------------------------------------------------------
Per share operating performance

Net asset value, beginning of period               $  8.85         $   8.75         $   9.32         $   9.07
Net investment income (loss)                          0.06             0.72             0.65(4)          0.37(4)

Net realized and unrealized gain
  (loss) on investments                              (0.10)            0.57            (0.25)           (0.14)
Total from investment operations                     (0.04)            1.29             0.40             0.23

Less distributions:
  Dividends from net investment
  income                                             (0.06)           (0.72)           (0.65)           (0.37)

Net asset value, end of period                     $  8.75         $   9.32         $   9.07         $   8.93
Total investment return at net
  asset value(5)(%)                                  (0.45)(6)        15.32(7)          4.49             2.57(6)

Total adjusted investment return
  at net asset value(5)(%)                           (0.46)(6)        15.28

Ratios and supplemental data

Net assets, end of period (000s omitted) ($)           223          470,569          396,323          359,758
Ratio of expenses to average net assets(7)(%)         0.12(6)          1.19             1.17             1.13(8)

Ratio of net investment income (loss) to
  average net assets(7)(%)                            0.71(6)          7.38             7.10             7.06(8)
Portfolio turnover rate (%)                             92              102(9)           106              129

Debt outstanding at end of period
  (000s omitted)(10)($)                                0.0               --               --               --
Average daily amount of debt outstanding
  during the period (000s omitted)(10)($)              349              N/A              N/A              N/A

Average monthly number of shares outstanding
  during the period (000s omitted)                  28,696              N/A              N/A              N/A
Average daily amount of debt outstanding per
  share during the period(10)($)                      0.01              N/A              N/A              N/A

------------------------------------------------------------------------------------------------------------------------------------
Class B -- year ended:                      10/88(1)    10/89     10/90     10/91      10/92        10/93        10/94
------------------------------------------------------------------------------------------------------------------------------------
Per share operating performance

Net asset value, beginning of period        $10.58     $10.01   $  9.98   $  9.37   $   9.79     $   9.83     $  10.05
Net investment income (loss)                  0.69(4)    0.98      0.88      0.89       0.80         0.70         0.65

Net realized and unrealized gain (loss)
  on investments                             (0.45)     (0.01)    (0.54)     0.40       0.03         0.24        (1.28)
Total from investment operations              0.24       0.97      0.34      1.29       0.83         0.94        (0.63)

Less distributions
  Dividends from net investment income       (0.64)     (1.00)    (0.95)    (0.87)     (0.79)       (0.72)       (0.65)

  Distributions from net realized gain on
  investments sold                           (0.17)        --        --        --         --           --        (0.02)
  Total distributions                        (0.81)     (1.00)    (0.95)    (0.87)     (0.79)       (0.72)       (0.67)

Net asset value, end of period              $10.01     $ 9.98   $  9.37   $  9.79   $   9.83     $  10.05     $   8.75
Total investment return at net asset
  value(5)(%)                                 2.40(6)   10.22      3.71     14.38       8.81(7)      9.86(7)     (6.42)(7)

Total adjusted investment return at net
  asset value(5,11)(%)                        1.02(6)    9.40      3.67        --       8.66         9.85        (6.43)

Ratios and supplemental data

Net assets end of period (000s
  omitted)($)                                6,966     26,568    64,707   129,014    225,540      293,413      241,061
Ratio of expenses to average net assets(%)    1.38(6)    2.00      2.00      2.00       2.00(7)      2.00(7)      1.93(7)

Ratio of adjusted expenses to average net
  assets(12)(%)                               2.76(6)    2.82      2.04        --         --           --           --
Ratio of net investment income (loss)
  to average net assets(%)                    6.34(6)    9.64      9.22      9.09       8.03(7)      7.06(7)      6.98(7)

Ratio of adjusted net investment income
  (loss) to average net assets(12)(%)         4.96(6)    8.82      9.18        --         --           --           --
Portfolio turnover rate (%)                    174        151        83       162        112          138           92

Fee reduction per share ($)                   0.15       0.08     0.004        --         --           --           --
Debt outstanding at end of period
  (000s omitted)(10)($)                         --         --        --        --          0            0            0
Average daily amount of debt outstanding
  during the period (000s omitted)(10)($)       --         --        --        --      6,484          503          349

Average monthly number of shares
  outstanding during the period
  (000s omitted)                                --         --        --        --     18,572       26,378       28,696
Average daily amount of debt outstanding
  per share during the period(10)($)            --         --        --        --       0.35         0.02         0.01

---------------------------------------------------------------------------------------------------------------
Class B -- year ended:                           10/95(2)           10/96           5/97(3)
---------------------------------------------------------------------------------------------------------------
Per share operating performance

Net asset value, beginning of period           $   8.75         $   9.32         $   9.08
Net investment income (loss)                       0.65             0.58(4)          0.33(4)

Net realized and unrealized gain (loss)
  on investments                                   0.57            (0.24)           (0.15)
Total from investment operations                   1.22             0.34             0.18

Less distributions
  Dividends from net investment income            (0.65)           (0.58)           (0.33)

  Distributions from net realized gain on
  investments sold                                   --               --               --
  Total distributions                             (0.65)           (0.58)           (0.33)

Net asset value, end of period                 $   9.32         $   9.08         $   8.93
Total investment return at net asset
  value(5)(%)                                     14.49(7)          3.84             2.02(6)

Total adjusted investment return at net
  asset value(5,11)(%)                            14.47               --               --

Ratios and supplemental data

Net assets end of period (000s
  omitted)($)                                   226,954          178,124          153,390
Ratio of expenses to average net assets(%)         1.89(7)          1.90             1.87(8)

Ratio of adjusted expenses to average net
  assets(12)(%)                                      --               --               --
Ratio of net investment income (loss)
  to average net assets(%)                         7.26(7)          6.37             6.32(8)

Ratio of adjusted net investment income
  (loss) to average net assets(12)(%)                --               --               --
Portfolio turnover rate (%)                         102(9)           106              129

Fee reduction per share ($)                          --               --               --
Debt outstanding at end of period
  (000s omitted)(10)($)                              --               --               --
Average daily amount of debt outstanding
  during the period (000s omitted)(10)($)           N/A              N/A              N/A

Average monthly number of shares
  outstanding during the period
  (000s omitted)                                    N/A              N/A              N/A
Average daily amount of debt outstanding
  per share during the period(10)($)                N/A              N/A              N/A

(1) Class A and Class B shares commenced operations on September 30, 1994 and February 23, 1988, respectively.
(2) On December 22, 1994, John Hancock Advisers, Inc. became the investment adviser of the fund.
(3)   Effective May 31, 1997, the fiscal year end changed from October 31 to May
      31.
(4)   Based on the average of the shares outstanding at the end of each month.
(5) Assumes dividend reinvestment and does not reflect the effect of sales charges.
(6)   Not annualized.
(7) Excludes interest expense, which equals 0.04% for Class A for the year ended October 31, 1995 and 0.15%, 0.01%, 0.01% and 0.02% for Class B for the years ended October 31, 1992, 1993, 1994 and 1995, respectively.
(8)   Annualized.
(9)   Portfolio turnover rate excludes merger activity.
(10) Debt outstanding consists of reverse repurchase agreements entered into during the year.
(11) An estimated total return calculation that does not take into consideration fee reductions by the adviser during the periods shown.
(12)  Unreimbursed, without fee reduction.


                                                        GOVERNMENT INCOME FUND 5

High Yield Bond Fund

REGISTRANT NAME: JOHN HANCOCK BOND TRUST
                                TICKER SYMBOL    CLASS A: JHHBX   CLASS B: TSHYX
--------------------------------------------------------------------------------
GOAL AND STRATEGY

[Clip art] The fund seeks to maximize current income without assuming undue risk. To pursue this goal, the fund invests primarily in junk bonds, i.e. lower-rated, higher-yielding debt securities.

Because the performance of junk bonds has historically been influenced by economic conditions, the fund may rotate securities selection by business sector according to the economic outlook.

The fund also seeks capital appreciation, but only when consistent with its primary goal.

PORTFOLIO SECURITIES


[Clip art] Under normal circumstances, the fund invests at least 65% of assets in bonds rated lower than BBB/Baa and their unrated equivalents. Up to 30% of assets may be invested in bonds rated CC/Ca. Up to 40% of assets may be invested in the securities of issuers in the electric utility and telephone industries. For all other industries, the limitation is 25% of assets.


Types of bonds include, but are not limited to, domestic and foreign corporate bonds, debentures, notes, convertible securities, preferred stocks, municipal obligations and government obligations.

The fund may also invest up to 20% of net assets in U.S. or foreign equities.

For liquidity and flexibility, the fund may place up to 35% of assets in investment-grade short-term securities. In abnormal market conditions, it may invest more assets in these securities as a defensive tactic. The fund also may invest in certain higher-risk investments, including restricted securities, and may engage in other investment practices.

RISK FACTORS


[Clip art] Investors should expect greater fluctuations in share price, yield and total return compared with less aggressive bond funds. These fluctuations, whether positive or negative, may be sharp and unanticipated.

Issuers of junk bonds are typically in weak financial health and their ability to pay interest and principal is uncertain. Compared with issuers of investment-grade bonds, they are more likely to encounter financial difficulties and to be materially affected by these difficulties when they do encounter them. Junk bond markets may react strongly to adverse news about an issuer or the economy, or to the perception or expectation of adverse news. Before you invest, please read "More about risk" starting on page 29.


PORTFOLIO MANAGEMENT

[Clip art] Arthur N. Calavritinos, CFA, leader of the fund's portfolio management team since July 1995, is a second vice president of the adviser. He joined John Hancock Funds in 1988 and has been in the investment business since 1987.

--------------------------------------------------------------------------------
INVESTOR EXPENSES

[Clip art] Fund investors pay various expenses, either directly or indirectly. The figures below show the expenses for the past year, adjusted to reflect any changes. Future expenses may be greater or less.

--------------------------------------------------------------------------------
 Shareholder transaction expenses                       Class A   Class B
--------------------------------------------------------------------------------
 Maximum sales charge imposed on purchases
 (as a percentage of offering price)                     4.50%     none
 Maximum sales charge imposed on
 reinvested dividends                                    none      none
 Maximum deferred sales charge                           none(1)   5.00%
 Redemption fee(2)                                       none      none
 Exchange fee                                            none      none


--------------------------------------------------------------------------------
 Annual fund operating expenses (as a % of average net assets)
--------------------------------------------------------------------------------
 Management fee                                          0.54%     0.54%
 12b-1 fee(3)                                            0.25%     1.00%
 Other expenses                                          0.25%     0.25%
 Total fund operating expenses                           1.04%     1.79%


Example The table below shows what you would pay if you invested $1,000 over the various time frames indicated. The example assumes you reinvested all dividends and that the average annual return was 5%.


--------------------------------------------------------------------------------
 Share class                     Year 1  Year 3   Year 5   Year 10
--------------------------------------------------------------------------------
 Class A shares                  $55     $77      $100     $166
 Class B shares
   Assuming redemption
   at end of period              $68     $86      $117     $191
   Assuming no redemption        $18     $56      $ 97     $191


This example is for comparison purposes only and is not a representation of the fund's actual expenses and returns, either past or future.

(1) Except for investments of $1 million or more; see "How sales charges are calculated."
(2)   Does not include wire redemption fee (currently $4.00).
(3) Because of the 12b-1 fee, long-term shareholders may indirectly pay more than the equivalent of the maximum permitted front-end sales charge.


6 HIGH YIELD BOND FUND

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS

[Clip art] The figures below have been audited by the fund's independent auditors, Ernst & Young LLP.

Volatility, as indicated by Class B year-by-year total investment return (%) (scale varies from fund to fund)

[The table below was represented as a bar graph in the printed material.]


(0.10)(6)  9.77  (4.51)  (8.04)  34.21  11.56  21.76  (1.33)  7.97  15.24  10.06(6)
                                                                            seven
                                                                            months

------------------------------------------------------------------------------------------------------------------------------------
 Class A -- year ended:                                           10/93(1)      10/94     10/95(2)    10/96      5/97(3)
------------------------------------------------------------------------------------------------------------------------------------
 Per share operating performance
 Net asset value, beginning of period                             $  8.10     $  8.23     $  7.33   $  7.20     $  7.55
 Net investment income (loss)                                        0.33        0.80(4)     0.72      0.76(4)     0.45

 Net realized and unrealized gain (loss) on investments              0.09       (0.83)      (0.12)     0.35        0.32
 Total from investment operations                                    0.42       (0.03)       0.60      1.11        0.77

 Less distributions:
   Dividends from net investment income                             (0.29)      (0.82)      (0.73)    (0.76)      (0.45)

   Distributions from net realized gain on investments sold            --       (0.05)         --        --          --
   Total distributions                                              (0.29)      (0.87)      (0.73)    (0.76)      (0.45)

 Net asset value, end of period                                    $ 8.23     $  7.33     $  7.20   $  7.55     $  7.87
 Total investment return at net asset value(5)(%)                    4.96(6)    (0.59)       8.83     16.06       10.54(6)

 Ratios and supplemental data
 Net assets, end of period (000s omitted) ($)                       2,344      11,696      26,452    52,792      97,925

 Ratio of expenses to average net assets (%)                         0.91(7)     1.16        1.16      1.10        1.05(7)
 Ratio of net investment income (loss) to average net assets (%)    12.89(7)    10.14       10.23     10.31       10.19(7)

 Portfolio turnover rate (%)                                          204         153          98       113          78
 Average Brokerage Commission Rate(8)($)                               --          --          --       N/A      0.0583

------------------------------------------------------------------------------------------------------------------------------------
Class B -- year ended:                       10/87(1)        10/88      10/89     10/90     10/91     10/92      10/93      10/94
------------------------------------------------------------------------------------------------------------------------------------
Per share operating performance

Net asset value, beginning of period          $ 9.95      $  9.94     $  9.70   $  8.14   $  6.45   $  7.44   $   7.43   $   8.23
Net investment income (loss)                    0.01         1.07(4)     1.16      1.09      0.98      0.87       0.80       0.74(4)

Net realized and unrealized gain
 (loss) on investments                         (0.02)       (0.14)      (1.55)    (1.68)     1.06     (0.04)      0.75      (0.83)
Total from investment operations               (0.01)        0.93       (0.39)    (0.59)     2.04      0.83       1.55      (0.09)

Less distributions:
  Dividends from net investment income            --        (1.17)      (1.14)    (1.09)    (0.98)    (0.84)     (0.75)     (0.76)

  Distributions from net realized gain
  on investments sold                             --           --          --        --        --        --         --      (0.05)
  Distributions from capital paid-in              --           --       (0.03)    (0.01)    (0.07)       --         --         --

  Total distributions                             --        (1.17)      (1.17)    (1.10)    (1.05)    (0.84)     (0.75)     (0.81)
Net asset value, end of period                $ 9.94      $  9.70     $  8.14   $  6.45   $  7.44   $  7.43   $   8.23   $   7.33

Total investment return at net
  asset value(5)(%)                            (0.10)(5)     9.77       (4.51)    (8.04)    34.21     11.56      21.76      (1.33)
Total adjusted investment return
  at net asset value(5,9)(%)                   (0.41)(5)     9.01       (4.82)    (8.07)       --        --         --         --

Ratios and supplemental data

Net assets, end of period
  (000s omitted)($)                              110       20,852      33,964    37,097    72,023    98,560    154,214    160,739

Ratio of expenses to average net assets (%)     0.03(6)      2.00        2.20      2.22      2.24      2.25       2.08       1.91
Ratio of adjusted expenses to average
  net assets(10)(%)                             0.34(6)      2.76        2.51      2.25        --        --         --         --

Ratio of net investment income (loss)
  to average net assets (%)                     0.09(6)     10.97       12.23     14.59     13.73     11.09      10.07       9.39
Ratio of adjusted net investment
  income (loss) to average
  net assets(10)(%)                            (0.22)(6)    10.21       11.92     14.56        --        --         --         --

Portfolio turnover rate (%)                        0           60         100        96        93       206        204        153
Fee reduction per share ($)                     0.03         0.07        0.03     0.002        --        --         --         --
Average Brokerage Commission Rate(8)($)           --           --          --        --        --        --         --         --

--------------------------------------------------------------------------------
Class B -- year ended:                       10/95(2)      10/96      5/97(3)
--------------------------------------------------------------------------------
Per share operating performance

Net asset value, beginning of period         $   7.33   $   7.20     $   7.55
Net investment income (loss)                     0.67       0.70(4)      0.42

Net realized and unrealized gain
 (loss) on investments                          (0.13)      0.35         0.32
Total from investment operations                 0.54       1.05         0.74

Less distributions:
  Dividends from net investment income          (0.67)     (0.70)       (0.42)

  Distributions from net realized gain
  on investments sold                              --         --           --
  Distributions from capital paid-in               --         --           --

  Total distributions                           (0.67)     (0.70)       (0.42)
Net asset value, end of period               $   7.20   $   7.55     $   7.87

Total investment return at net
  asset value(5)(%)                              7.97      15.24        10.06(6)
Total adjusted investment return
  at net asset value(5,9)(%)                       --         --           --

Ratios and supplemental data

Net assets, end of period
  (000s omitted)($)                           180,586    242,944      379,024

Ratio of expenses to average net assets (%)      1.89       1.82         1.80(7)
Ratio of adjusted expenses to average
  net assets(10)(%)                                --         --           --

Ratio of net investment income (loss)
  to average net assets (%)                      9.42       9.49         9.45(7)
Ratio of adjusted net investment
  income (loss) to average
  net assets(10)(%)                                --         --           --

Portfolio turnover rate (%)                        98        113           78
Fee reduction per share ($)                        --         --           --
Average Brokerage Commission Rate(8)($)            --        N/A       0.0583

(1) Class A and Class B shares commenced operations on June 30, 1993 and October 26, 1987, respectively.
(2) On December 22, 1994, John Hancock Advisers, Inc. became the investment adviser of the fund.
(3)   Effective May 31, 1997, the fiscal year changed from October 31 to May 31.
(4)   Based on the average of the shares outstanding at the end of each month.
(5) Assumes dividend reinvestment and does not reflect the effect of sales charges.
(6)   Not annualized.
(7)   Annualized.
(8) Per portfolio share traded. Required for fiscal years that began September 1, 1995 or later.
(9) An estimated total return calculation that does not take into consideration fee reductions by the adviser during the periods shown.
(10)  Unreimbursed, without fee reduction.


                                                          HIGH YIELD BOND FUND 7

Intermediate Maturity Government Fund

REGISTRANT NAME: JOHN HANCOCK BOND TRUST
                                TICKER SYMBOL    CLASS A: TAUSX   CLASS B: TSUSX
--------------------------------------------------------------------------------
GOAL AND STRATEGY

[Clip art] The fund seeks to earn a high level of current income consistent with preservation of capital and maintenance of liquidity. To pursue this goal, the fund invests primarily in U.S. Government securities of any maturity, as described below. The fund's weighted average maturity will typically be between three and ten years.

PORTFOLIO SECURITIES


[Clip art] Under normal circumstances, the fund invests at least 80% of assets in securities that are issued, or guaranteed as to principal and interest, by the U.S. Government, its agencies or instrumentalities. These may include Treasuries and mortgage-backed securities such as Ginnie Maes and Fannie Maes. The fund may invest up to 20% in asset-backed securities or corporate debt securities rated AAA/Aaa and their unrated equivalents.

For liquidity and flexibility, the fund may place up to 20% of assets in investment-grade short-term securities. In abnormal market conditions, it may invest more assets in these securities as a defensive tactic. The fund also may invest in certain higher-risk investments, including derivative and leveraged investments, and may engage in other investment practices.


RISK FACTORS

[Clip art] As with most income funds, the value of your investment will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the market value of debt securities (including U.S. Government and mortgage-backed securities). To the extent that the fund invests in mortgage-backed securities, it may also be subject to extension and prepayment risks. These risks are defined in "More about risk" starting on page
29. Other factors may affect the market price and yield of the fund's securities, including investor demand and domestic and worldwide economic conditions.

The U.S. Government does not guarantee the market value or the current yield of government securities, nor does the government's guarantee in any way extend to the fund itself. Please read "More about risk" carefully before investing.

PORTFOLIO MANAGEMENT

[Clip art] Roger C. Hamilton, leader of the fund's portfolio management team since January 1992 (with the fund's previous adviser), is a vice president of the adviser. He joined John Hancock Funds in December 1994 and has been in the investment business since 1980.

--------------------------------------------------------------------------------
INVESTOR EXPENSES

[Clip art] Fund investors pay various expenses, either directly or indirectly. The figures below show the expenses for the past year, adjusted to reflect any changes. Future expenses may be greater or less.

--------------------------------------------------------------------------------
 Shareholder transaction expenses                        Class A   Class B
 Maximum sales charge imposed on purchases
 (as a percentage of offering price)                      3.00%     none
 Maximum sales charge imposed on
 reinvested dividends                                     none      none
 Maximum deferred sales charge                            none(1)   3.00%
 Redemption fee(2)                                        none      none
 Exchange fee                                             none      none

--------------------------------------------------------------------------------
 Annual fund operating expenses (as a % of average net assets)
--------------------------------------------------------------------------------
 Management fee (after expense limitation)(3)             0.00%     0.00%
 12b-1 fee                                                0.25%     1.00%
 Other expenses (after limitation)(3)                     0.50%     0.50%
 Total fund operating expenses (after limitation)(3)      0.75%     1.50%

Example The table below shows what you would pay if you invested $1,000 over the various time frames indicated. The example assumes you reinvested all dividends and that the average annual return was 5%.


--------------------------------------------------------------------------------
 Share class                     Year 1  Year 3   Year 5   Year 10
--------------------------------------------------------------------------------
 Class A shares                  $37     $53      $70      $120
 Class B shares
   Assuming redemption
   at end of period              $45     $67      $82      $131
   Assuming no redemption        $15     $47      $82      $131

This example is for comparison purposes only and is not a representation of the fund's actual expenses and returns, either past or future.


(1) Except for investments of $1 million or more; see "How sales charges are calculated."
(2)   Does not include wire redemption fee (currently $4.00).
(3) Reflects the adviser's temporary agreement to limit expenses (except for 12b-1 and other class-specific expenses). Without this limitation, management fees would be 0.40% for each class, other expenses would be 1.27% for each class and total fund operating expenses would be 1.92% for Class A and 2.67% for Class B.



8  INTERMEDIATE MATURITY GOVERNMENT FUND

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS

[Clip art] The figures below have been audited by the fund's independent auditors, Ernst & Young
LLP.

Volatility, as indicated by Class A year-by-year total investment return (%) (scale varies from fund to fund)

[The table below was represented as a bar graph in the printed material.]


1.96(7)  6.08  2.51  3.98  5.60  4.56  2.13(7)
                                         two
                                        months



---------------------------------------------------------------------------------------------------------------------------
Class A -- year ended:                         3/92(1)       3/93      3/94    3/95(2)      3/96         3/97     5/97(3)
---------------------------------------------------------------------------------------------------------------------------
Per share operating performance

Net asset value, beginning of period           $ 10.00     $ 10.03   $ 10.05   $  9.89   $  9.79      $  9.69   $  9.37
Net investment income (loss)                      0.17        0.58      0.41      0.49      0.62         0.67      0.11(4)

Net realized and unrealized gain (loss)
  on investments                                  0.03        0.02     (0.16)    (0.11)    (0.08)       (0.25)     0.09
Total from investment operations                  0.20        0.60      0.25      0.38      0.54         0.42      0.20

Less distributions:
  Dividends from net investment income           (0.17)      (0.58)    (0.41)    (0.48)    (0.64)       (0.66)    (0.11)

Distributions from net realized gain
  on investments sold                               --          --        --        --        --        (0.08)       --
Total distributions                              (0.17)      (0.58)    (0.41)    (0.48)    (0.64)       (0.74)    (0.11)
Net asset value, end of period                 $ 10.03     $ 10.05   $  9.89   $  9.79   $  9.69      $  9.37   $  9.46
Total investment return at net asset
  value(5)(%)                                     1.96(7)     6.08      2.51      3.98      5.60         4.56      2.13(7)

Total adjusted investment return at
  net asset value(5,6)(%)                         1.68(7)     5.53      2.27      3.43      4.83         4.19      1.93(7)

Ratios and supplemental data

Net assets, end of period (000s
  omitted)($)                                   13,775      33,273    24,310    12,950    29,024       22,043    22,755
Ratio of expenses to average net assets(8)(%)     0.50(9)     0.50      0.75      0.80      0.75         0.75      0.75(9)

Ratio of adjusted expenses to average
  net assets(8,10)(%)                             1.62(9)     1.05      0.99      1.35      1.45         1.12      1.92(9)
Ratio of net investment income (loss)
  to average net assets (%)                       6.47(9)     5.47      4.09      4.91      6.49         6.99      7.07(9)
Ratio of adjusted net investment income
  (loss) to average assets(10)(%)                 5.35(9)     4.92      3.85      4.36      5.79         6.62      5.90(9)

Fee reduction per share(4)($)                     0.11        0.06      0.02      0.05      0.07         0.04      0.02
Portfolio turnover rate (%)                          1         186       244       341       423(11)      427        77

---------------------------------------------------------------------------------------------------------------------------
Class B -- year ended:                         3/92(1)       3/93      3/94    3/95(2)      3/96         3/97     5/97(3)
---------------------------------------------------------------------------------------------------------------------------
Per share operating performance
Net asset value, beginning of period           $ 10.00     $ 10.03   $ 10.05   $  9.89   $  9.79      $  9.69   $ 9.37
Net investment income (loss)                      0.15        0.51      0.34      0.43      0.57         0.60     0.10(4)

Net realized and unrealized gain (loss)
  on investments                                  0.03        0.02     (0.16)    (0.11)    (0.10)       (0.24)    0.09
Total from investment operations                  0.18        0.53      0.18      0.32      0.47         0.36     0.19

Less distributions:
  Dividends from net investment income           (0.15)      (0.51)    (0.34)    (0.42)    (0.57)       (0.60)   (0.10)

Distribution from net realized gain on
  investments sold                                  --          --        --        --        --        (0.08)      --
Total distributions                              (0.15)      (0.51)    (0.34)    (0.42)    (0.57)       (0.68)   (0.10)
Net asset value, end of period                 $ 10.03     $ 10.05   $  9.89   $  9.79   $  9.69      $  9.37   $ 9.46
Total investment return at net asset
  value(5)(%)                                     1.80(7)     5.40      1.85      3.33      4.92         3.84     2.01(7)

Total adjusted investment return at net
  asset value(5,6)                                1.52(7)     4.85      1.61      2.78      4.15         3.47     1.81(7)

Ratios and supplemental data

Net assets, end of period (000s omitted)($)      1,630      13,753    11,626     9,506     8,532        6,779    6,451
Ratio of expenses to average net assets(8)(%)     1.15(9)     1.15      1.40      1.45      1.40         1.43     1.50(9)

Ratio of adjusted expenses to average net
  assets(8,10)(%)                                 2.27(9)     1.70      1.64      2.00      2.10         1.80     2.67(9)
Ratio of net investment income (loss) to
  average net assets (%)                          5.85(9)     4.82      3.44      4.26      5.80         6.30     6.04(9)

Ratio of adjusted net investment income
  (loss) to average assets(10)(%)                 4.73(9)     4.27      3.20      3.71      5.10         5.93     4.87(9)

Fee reduction per share(4)($)                     0.11        0.06      0.02      0.05      0.07         0.04     0.02

Portfolio turnover rate (%)                          1         186       244       341       423(11)      427       77

(1)   Class A and Class B shares commenced operations on December 31, 1991.
(2) On December 22, 1994, John Hancock Advisers, Inc. became the investment adviser of the fund.
(3)   Effective May 31, 1997, the fiscal year end changed from March 31 to May
      31.
(4)   Based on the average of the shares outstanding at the end of each month.
(5) Assumes dividend reinvestment and does not reflect the effect of sales charges.
(6) An estimated total return calculation that does not take into consideration fee reductions by the adviser during the periods shown.
(7)   Not annualized.
(8) Beginning on December 31, 1991 (commencement of operations) through March 31, 1995, the expenses used in the ratios represented the expenses of the fund plus expenses incurred indirectly from the Adjustable U.S. Government fund (the "Portfolio"), the mutual fund in which the fund invested all of its assets. The expenses used in the ratios for the fiscal year ended March 31, 1996 include the expenses of the Portfolio through September 22, 1995.
(9)   Annualized.
(10)  Unreimbursed, without fee reduction.
(11)  Portfolio turnover rate excludes merger activity.


                                         INTERMEDIATE MATURITY GOVERNMENT FUND 9

Limited-Term Government Fund

REGISTRANT NAME: JOHN HANCOCK LIMITED-TERM GOVERNMENT FUND
                                TICKER SYMBOL    CLASS A: JHNLX   CLASS B: JHLBX
--------------------------------------------------------------------------------
GOAL AND STRATEGY

[Clip art] The fund seeks to provide current income and security of principal. To pursue this goal, the fund invests primarily in U.S. Government and agency securities, as described below. The fund's securities may be of any maturity, although a substantial portion typically will have maturities of ten years or less.

PORTFOLIO SECURITIES

[Clip art] Under normal circumstances, the fund invests at least 80% of assets in securities that are issued, or guaranteed as to principal and interest, by the U.S. Government, its agencies or instrumentalities. These may include Treasuries and mortgage-backed securities such as Ginnie Maes and Fannie Maes.

For liquidity and flexibility, the fund may place up to 20% of assets in investment-grade short-term securities. In abnormal market conditions, it may invest more assets in these securities as a defensive tactic. The fund also may invest in certain higher-risk investments, and may engage in other investment practices.

RISK FACTORS

[Clip art] In seeking to maintain a relatively stable share price, the fund may sacrifice opportunities for higher yields. At the same time, its share price will fluctuate to some extent with changes in interest rates. Typically, a rise in interest rates causes a decline in the market value of debt securities (including U.S. Government and mortgage-backed securities). To the extent that the fund invests in mortgage-backed securities, it may also be subject to extension and prepayment risks. These risks are defined in "More about risk" starting on page 29. Other factors may affect the market price and yield of the fund's securities, including investor demand and domestic and worldwide economic conditions. The U.S. Government does not guarantee the market value or the current yield of government securities, nor does the government's guarantee in any way extend to the fund itself. Please read "More about risk" carefully before investing.

PORTFOLIO MANAGEMENT

[Clip art] Barry H. Evans, CFA, leader of the fund's portfolio management team since January 1995, is a senior vice president of the adviser. He has been in the investment business since joining John Hancock Funds in 1986.

--------------------------------------------------------------------------------
INVESTOR EXPENSES

[Clip art] Fund investors pay various expenses, either directly or indirectly. The figures below show the expenses for the past year, adjusted to reflect any changes. Future expenses may be greater or less.

--------------------------------------------------------------------------------
 Shareholder transaction expenses                        Class A   Class B
--------------------------------------------------------------------------------
 Maximum sales charge imposed on purchases
 (as a percentage of offering price)                      3.00%     none
 Maximum sales charge imposed on
 reinvested dividends                                     none      none
 Maximum deferred sales charge                            none(1)   3.00%
 Redemption fee(2)                                        none      none
 Exchange fee                                             none      none


--------------------------------------------------------------------------------
 Annual fund operating expenses (as a % of average net assets)
--------------------------------------------------------------------------------
 Management fee                                           0.60%     0.60%
 12b-1 fee(3)                                             0.30%     1.00%
 Other expenses                                           0.44%     0.44%
 Total fund operating expenses                            1.34%     2.04%


Example The table below shows what you would pay if you invested $1,000 over the various time frames indicated. The example assumes you reinvested all dividends and that the average annual return was 5%.


--------------------------------------------------------------------------------
 Share class                         Year 1  Year 3   Year 5   Year 10
--------------------------------------------------------------------------------
 Class A shares                      $43     $71      $101     $186
 Class B shares
   Assuming redemption
   at end of period                  $51     $84      $110     $195
   Assuming no redemption            $21     $64      $110     $195


This example is for comparison purposes only and is not a representation of the fund's actual expenses and returns, either past or future.

(1) Except for investments of $1 million or more; see "How sales charges are calculated."
(2)   Does not include wire redemption fee (currently $4.00).
(3) Because of the 12b-1 fee, long-term shareholders may indirectly pay more than the equivalent of the maximum permitted front-end sales charge.

10  LIMITED-TERM GOVERNMENT FUND

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS

[Clip art] The figures below have been audited by the fund's independent auditors, Ernst & Young LLP.

Volatility, as indicated by Class A year-by-year total investment return (%) (scale varies from fund to fund)

[The table below was represented as a bar graph in the printed material.]


(0.49)  5.67  11.59  7.75  12.54  4.19  7.13  (1.31)  11.23  3.45  1.64(4)
                                                                   five
                                                                   months



-----------------------------------------------------------------------------------------------------------------------------------
Class A -- year ended:                       12/87        12/88      12/89      12/90      12/91      12/92      12/93      12/94
-----------------------------------------------------------------------------------------------------------------------------------
Per share operating performance

Net asset value, beginning of period        $   9.71   $   8.83   $   8.56   $   8.73   $   8.61   $   8.97   $   8.77   $   8.80
Net investment income (loss)                    0.78       0.77       0.79       0.74       0.67       0.54       0.48       0.38(2)

Net realized and unrealized gain
  (loss) on investments                        (0.83)     (0.28)      0.18      (0.11)      0.36      (0.18)      0.14      (0.49)
Total from investment operations               (0.05)      0.49       0.97       0.63       1.03       0.36       0.62      (0.11)

Less distributions:
  Dividends from net investment income         (0.83)     (0.76)     (0.80)     (0.75)     (0.67)     (0.54)     (0.48)     (0.38)

  Distributions from net realized gain
  on investments sold                             --         --         --         --         --      (0.02)     (0.11)        --
  Total distributions                          (0.83)     (0.76)     (0.80)     (0.75)     (0.67)     (0.56)     (0.59)     (0.38)

Net asset value, end of period              $   8.83   $   8.56   $   8.73   $   8.61   $   8.97   $   8.77   $   8.80   $   8.31
Total investment return at net asset
  value(3)(%)                                  (0.49)      5.67      11.59       7.75      12.54       4.19       7.13      (1.31)

Ratios and supplemental data

Net assets, end of period (000s
  omitted)($)                                202,924    192,315    179,065    176,329    211,322    259,170    262,903    218,846

Ratio of expenses to average net assets (%)     0.97       1.02       1.01       1.53       1.44       1.55       1.51       1.41
Ratio of net investment income (loss)
  to average net assets (%)                     8.52       8.71       8.98       8.56       7.72       6.13       5.34       4.39

Portfolio turnover rate (%)                        7         12         26         75        134        185        175        155

-----------------------------------------------------------------------------------
Class A -- year ended:                          12/95         12/96       5/97(1)
-----------------------------------------------------------------------------------
Per share operating performance

Net asset value, beginning of period         $   8.31     $   8.73      $   8.52
Net investment income (loss)                     0.50(2)       0.50(2)      0.22(2)

Net realized and unrealized gain
  (loss) on investments                          0.42         (0.21)       (0.08)
Total from investment operations                 0.92          0.29         0.14

Less distributions:
  Dividends from net investment income          (0.50)        (0.50)       (0.22)

  Distributions from net realized gain
  on investments sold                              --            --           --
  Total distributions                           (0.50)        (0.50)       (0.22)

Net asset value, end of period               $   8.73      $   8.52     $   8.44
Total investment return at net asset
  value(3)(%)                                   11.23          3.45         1.64(4)

Ratios and supplemental data

Net assets, end of period (000s
  omitted)($)                                 198,681       175,995      158,218

Ratio of expenses to average net assets (%)      1.36          1.37         1.34(5)
Ratio of net investment income (loss)
  to average net assets (%)                      5.76          5.81         6.23(5)

Portfolio turnover rate (%)                       105           166          142

-----------------------------------------------------------------------------------------
Class B -- year ended:                  12/94(6)     12/95       12/96     5/97(1)
-----------------------------------------------------------------------------------------
Per share operating performance

Net asset value, beginning of period  $ 8.77      $  8.31     $  8.73     $  8.52
Net investment income (loss)            0.30(2)      0.45(2)     0.44(2)     0.19(2)

Net realized and unrealized gain
  (loss) on investment                 (0.46)        0.42       (0.21)      (0.08)
Total from investment operations       (0.16)        0.87        0.23        0.11

Less distributions:
  Dividends from net investment
  income                               (0.30)       (0.45)      (0.44)      (0.19)

Net asset value, end of period        $ 8.31      $  8.73     $  8.52     $  8.44
Total investment return at net
  asset value(3)(%)                    (1.84)(4)    10.60        2.72        1.34(4)

Ratios and supplemental data
Net assets, end of period (000s
  omitted) ($)                         7,111       10,765      10,472      10,493

Ratio of expenses to average net
  assets (%)                            2.12(5)      1.93        2.08        2.04(5)
Ratio of net investment income
  (loss) to average net assets (%)      3.70(5)      5.21        5.10        5.53(5)

Portfolio turnover rate (%)              155          105         166         142

(1) Effective May 31, 1997, the fiscal year end changed from December 31 to May 31.
(2)   Based on the average of the shares outstanding at the end of each month.
(3) Assumes dividend reinvestment and does not reflect the effect of sales charges.
(4)   Not annualized.
(5)   Annualized.
(6)   Class B shares commenced operations on January 3, 1994.

                                                 LIMITED-TERM GOVERNMENT FUND 11

Sovereign Bond Fund

REGISTRANT NAME: JOHN HANCOCK SOVEREIGN BOND FUND
                                TICKER SYMBOL    CLASS A: JHNBX   CLASS B: JHBBX
--------------------------------------------------------------------------------
GOAL AND STRATEGY

[Clip art] The fund seeks to generate a high level of current income consistent with prudent investment risk. To pursue this goal, the fund invests in a diversified portfolio of marketable debt securities. These securities are primarily investment grade, although up to 25% of them may be junk bonds rated as low as CC/Ca and their unrated equivalents. The fund does not concentrate its investments in any particular industry.

PORTFOLIO SECURITIES

[Clip art] Under normal circumstances, the fund invests at least 65% of assets in corporate and government bonds and debentures. Typically, at least three-quarters of these debt securities (excluding commercial paper) will be:
o securities of any type of issuer that are rated among the four highest Moody's or S&P rating categories and their unrated equivalents
o U.S. Government and agency securities

The fund may invest up to 25% of assets in U.S. dollar-denominated foreign securities.

For liquidity and flexibility, the fund may place up to 35% of assets in investment-grade short-term securities. In abnormal market conditions, it may invest more assets in these securities as a defensive tactic. The fund also may invest in certain higher-risk investments, including asset-backed securities and derivatives and leveraged investments, and may engage in other investment practices.

RISK FACTORS

[Clip art] Investors should expect fluctuations in share price, yield and total return, particularly with changes in interest rates. Typically, a rise in interest rates causes a decline in the market value of debt securities. To the extent that it invests in certain securities, the fund may be affected by additional risks:

o junk bonds: above-average credit, market and other risks
o foreign securities: currency, information, natural event and political risks
o  mortgage-backed securities: extension and prepayment risks

These risks are defined in "More about risk" starting on page 29. The longer the fund's average weighted maturity, the more it is likely to be affected by a change in interest rates. Please read "More about risk" carefully before investing.

PORTFOLIO MANAGEMENT

[Clip art] James K. Ho, CFA, leader of the fund's portfolio management team since March 1988, is an executive vice president of the adviser. He joined John Hancock Funds in 1985 and has been in the investment business since 1977.

--------------------------------------------------------------------------------
INVESTOR EXPENSES

[Clip art] Fund investors pay various expenses, either directly or indirectly. The figures below show the expenses for the past fiscal year, adjusted to reflect any changes. Future expenses may be greater or less.

--------------------------------------------------------------------------------
 Shareholder transaction expenses                  Class A   Class B
--------------------------------------------------------------------------------
 Maximum sales charge imposed on purchases
 (as a percentage of offering price)               4.50%     none
 Maximum sales charge imposed on
 reinvested dividends                              none      none
 Maximum deferred sales charge                     none(1)   5.00%
 Redemption fee(2)                                 none      none
 Exchange fee                                      none      none


--------------------------------------------------------------------------------
 Annual fund operating expenses (as a % of average net assets)
--------------------------------------------------------------------------------
 Management fee                                    0.50%     0.50%
 12b-1 fee(3)                                      0.30%     1.00%
 Other expenses                                    0.31%     0.31%
 Total fund operating expenses                     1.11%     1.81%


Example The table below shows what you would pay if you invested $1,000 over the various time frames indicated. The example assumes you reinvested all dividends and that the average annual return was 5%.


--------------------------------------------------------------------------------
 Share class                     Year 1    Year 3  Year 5  Year 10
--------------------------------------------------------------------------------
 Class A shares                  $56       $78     $103    $173
 Class B shares
   Assuming redemption
   at end of period              $69       $87     $118    $194
   Assuming no redemption        $19       $57      $98    $194


This example is for comparison purposes only and is not a representation of the fund's actual expenses and returns, either past or future.

(1) Except for investments of $1 million or more; see "How sales charges are calculated."
(2)   Does not include wire redemption fee (currently $4.00).
(3) Because of the 12b-1 fee, long-term shareholders may indirectly pay more than the equivalent of the maximum permitted front-end sales charge.

12  SOVEREIGN BOND FUND

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS

[Clip art] The figures below have been audited by the fund's independent auditors, Ernst & Young LLP.

Volatility, as indicated by Class A year-by-year total investment return (%) (scale varies from fund to fund)

[The table below was represented as a bar graph in the printed material.]


1.58  9.82  12.13  6.71  16.59  8.08  11.80  (2.75)  19.40  4.11   2.22(3)
                                                                   five
                                                                  months



------------------------------------------------------------------------------------------------------------------------------------
Class A -- year ended:                    12/87        12/88        12/89        12/90        12/91        12/92        12/93
------------------------------------------------------------------------------------------------------------------------------------
Per share operating performance

Net asset value, beginning of period    $    15.89   $    14.53   $    14.51   $    14.77   $    14.33   $    15.31   $    15.29
Net investment income (loss)                  1.40         1.44         1.43         1.32         1.29         1.20         1.14
Net realized and unrealized gain
(loss) on investments and financial
futures contracts                            (1.17)       (0.06)        0.27        (0.40)        0.98        (0.01)        0.62

Total from investment operations              0.23         1.38         1.70         0.92         2.27         1.19         1.76

Less distributions:
  Dividends from net investment
  income                                     (1.53)       (1.40)       (1.44)       (1.35)       (1.29)       (1.21)       (1.14)
  Distributions from net realized
  gain on investments sold and
  financial futures contracts                (0.06)          --           --           --           --           --        (0.38)

  Distributions from capital paid-in            --           --           --        (0.01)          --           --           --

  Total distributions                        (1.59)       (1.40)       (1.44)       (1.36)       (1.29)       (1.21)       (1.52)
Net asset value, end of period          $    14.53   $    14.51   $    14.77   $    14.33   $    15.31   $    15.29   $    15.53

Total investment return at net
  asset value(2)(%)                           1.58         9.82        12.13         6.71        16.59         8.08        11.80

Ratios and supplemental data

Net assets, end of period
  (000s omitted)($)                      1,095,208    1,103,691    1,110,394    1,103,391    1,249,980    1,386,260    1,505,754

Ratio of expenses to average net
  assets (%)                                  0.82         0.82         0.80         1.31         1.27         1.44         1.41
Ratio of net investment income
  (loss) to average net assets (%)            9.32         9.77         9.68         9.18         8.81         7.89         7.18

Portfolio turnover rate (%)                    159           66           64           92           90           87          107

-----------------------------------------------------------------------------------------------
Class A -- year ended:                         12/94          12/95          12/96      5/97(1)
-----------------------------------------------------------------------------------------------
Per share operating performance

Net asset value, beginning of period      $    15.53     $    13.90     $    15.40   $    14.90
Net investment income (loss)                    1.12           1.12           1.09         0.44
Net realized and unrealized gain
(loss) on investments and financial
futures contracts                              (1.55)          1.50          (0.50)       (0.12)

Total from investment operations               (0.43)          2.62           0.59         0.32

Less distributions:
  Dividends from net investment
  income                                       (1.12)         (1.12)         (1.09)       (0.44)
  Distributions from net realized
  gain on investments sold and
  financial futures contracts                  (0.08)           --             --           --

  Distributions from capital paid-in              --            --             --           --

  Total distributions                          (1.20)         (1.12)         (1.09)       (0.44)
Net asset value, end of period            $    13.90     $    15.40     $    14.90   $    14.78

Total investment return at net
  asset value(2)(%)                            (2.75)         19.40           4.11         2.22(3)

Ratios and supplemental data

Net assets, end of period
  (000s omitted)($)                        1,326,058      1,535,204      1,416,116    1,361,924

Ratio of expenses to average net
  assets (%)                                    1.26           1.13           1.14         1.11(4)
Ratio of net investment income
  (loss) to average net assets (%)              7.74           7.58           7.32         7.38(4)

Portfolio turnover rate (%)                       85            103(5)         123           58

--------------------------------------------------------------------------------------------------------
Class B -- year ended:                 12/93(6)       12/94     12/95         12/96     5/97(1)
--------------------------------------------------------------------------------------------------------
Per share operating performance

Net asset value, beginning of
  period                                $15.90      $ 15.52   $ 13.90      $  15.40   $  14.90
Net investment income (loss)              0.11         1.04      1.02          0.98       0.40
Net realized and unrealized gain
  (loss) on investments and
  financial futures contracts               --        (1.54)     1.50         (0.50)     (0.12)

Total from investment operations          0.11        (0.50)     2.52          0.48       0.28

Less distributions:
  Dividends from net investment income   (0.11)       (1.04)    (1.02)        (0.98)     (0.40)
  Distributions from net realized gain
  on investments sold and financial
  futures contracts                      (0.38)       (0.08)       --            --         --

  Total distributions                    (0.49)       (1.12)    (1.02)        (0.98)     (0.40)

Net asset value, end of period          $15.52      $ 13.90   $ 15.40      $  14.90   $  14.78
Total investment return at net
  asset value(2)(%)                       0.90(3)     (3.13)    18.66          3.38       1.93(3)

Ratios and supplemental data

Net assets, end of period (000s
  omitted)($)                            4,125       40,299    98,739       134,112    132,885

Ratio of expenses to average
  net assets (%)                          1.63(4)      1.78      1.75          1.84       1.81(4)
Ratio of net investment income (loss)
  to average net assets (%)               0.57(4)      7.30      6.87          6.62       6.68(4)

Portfolio turnover rate (%)                107           85       103(5)        123         58

(1) Effective May 31, 1997, the fiscal year end changed from December 31 to May 31.
(2) Assumes dividend reinvestment and does not reflect the effect of sales charges.
(3)   Not annualized.
(4)   Annualized.
(5)   Portfolio turnover excludes merger activity.
(6)   Class B shares commenced operations on November 23, 1993.


                                                          SOVEREIGN BOND FUND 13

Sovereign U.S. Government Income Fund

REGISTRANT NAME: JOHN HANCOCK STRATEGIC SERIES
                                TICKER SYMBOL    CLASS A: JHSGX   CLASS B: FGOPX
--------------------------------------------------------------------------------
GOAL AND STRATEGY

[Clip art] The fund seeks to provide as high a level of income as is consistent with long-term total return. To pursue this goal, the fund invests in U.S. Government and agency securities, as described below.

PORTFOLIO SECURITIES

[Clip art] Under normal circumstances, the fund invests at least 65% of assets in securities that are issued, or guaranteed as to principal and interest, by the U.S. Government, its agencies or instrumentalities. These may include Treasuries and mortgage-backed securities such as Ginnie Maes and Fannie Maes.

For liquidity and flexibility, the fund may place up to 35% of assets in investment-grade short-term securities. In abnormal market conditions, it may invest more assets in these securities as a defensive tactic. The fund also may invest in certain higher-risk investments, including derivative and leveraged investments, and may engage in other investment practices.

RISK FACTORS

[Clip art] As with most income investments, the value of your investment will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the market value of debt securities (including U.S. Government and mortgage-backed securities). To the extent that the fund invests in mortgage-backed securities, it may also be subject to extension and prepayment risks. These risks are defined in "More about risk" starting on page
29. Other factors may affect the market price and yield of the fund's securities, including investor demand and economic conditions.

The U.S. Government does not guarantee the market value or the current yield of government securities, nor does the government's guarantee in any way extend to the fund itself. Please read "More about risk" carefully before investing.

PORTFOLIO MANAGEMENT

[Clip art] Barry H. Evans, CFA, leader of the fund's portfolio management team since January 1995, is a senior vice president of the adviser. He has been in the investment business since joining John Hancock Funds in 1986.

--------------------------------------------------------------------------------
INVESTOR EXPENSES

[Clip art] Fund investors pay various expenses, either directly or indirectly. The figures below show the expenses for the past year, adjusted to reflect any changes. Future expenses may be greater or less.

--------------------------------------------------------------------------------
 Shareholder transaction expenses                     Class A   Class B
--------------------------------------------------------------------------------
 Maximum sales charge imposed on purchases
 (as a percentage of offering price)                  4.50%     none
 Maximum sales charge imposed on
 reinvested dividends                                 none      none
 Maximum deferred sales charge                        none(1)   5.00%
 Redemption fee(2)                                    none      none
 Exchange fee                                         none      none


--------------------------------------------------------------------------------
 Annual fund operating expenses (as a % of average net assets)
--------------------------------------------------------------------------------
 Management fee                                       0.50%     0.50%
 12b-1 fee(3)                                         0.30%     1.00%
 Other expenses                                       0.37%     0.37%
 Total fund operating expenses                        1.17%     1.87%


Example The table below shows what you would pay if you invested $1,000 over the various time frames indicated. The example assumes you reinvested all dividends and that the average annual return was 5%.


--------------------------------------------------------------------------------
 Share class                     Year 1  Year 3   Year 5   Year 10
--------------------------------------------------------------------------------
 Class A shares                  $56     $80      $106     $181
 Class B shares
   Assuming redemption
   at end of period              $69     $89      $121     $201
   Assuming no redemption        $19     $59      $101     $201


This example is for comparison purposes only and is not a representation of the fund's actual expenses and returns, either past or future.

(1) Except for investments of $1 million or more; see "How sales charges are calculated."
(2)   Does not include wire redemption fee (currently $4.00).
(3) Because of the 12b-1 fee, long-term shareholders may indirectly pay more than the equivalent of the maximum permitted front-end sales charge.

14 SOVEREIGN U.S. GOVERNMENT INCOME FUND

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS

[Clip art] The figures below have been audited by the fund's independent auditors, Price Waterhouse LLP.

Volatility, as indicated by Class B year-by-year total investment return (%) (scale varies from fund to fund)

[The table below was represented as a bar graph in the printed material.]

2.61(5)  3.70(5)  11.53  11.52  6.24  14.46  7.58  12.66  (7.05)  15.27  3.33  1.61(5)
                                                                               seven
                                                                               months

------------------------------------------------------------------------------------------------------------------------------------
Class A -- year ended:                    10/92(1)       10/93         10/94      10/95      10/96          5/97(2)
------------------------------------------------------------------------------------------------------------------------------------
Per share operating performance

Net asset value, beginning of period    $  10.51      $  10.29      $  10.89   $   9.24   $  10.01      $   9.75
Net investment income (loss)                0.64          0.68(3)       0.65       0.65       0.64(3)       0.37(3)
Net realized and unrealized gain
 (loss) on investments and
financial futures contracts                (0.22)         0.61         (1.34)      0.77      (0.26)        (0.19)

Total from investment operations            0.42          1.29         (0.69)      1.42       0.38          0.18

Less distributions:
  Dividends from net investment income     (0.64)        (0.68)        (0.65)     (0.65)     (0.64)        (0.37)

  Distributions from net realized
  gain on investments sold                    --         (0.01)        (0.31)        --         --            --
  Total distributions                      (0.64)        (0.69)        (0.96)     (0.65)     (0.64)        (0.36)

  Distributions from capital paid-in          --            --            --         --         --         (0.01)

Net asset value, end of period          $  10.29      $  10.89      $   9.24   $  10.01   $   9.75      $   9.56
Total investment return at net
  asset value(4)(%)                         5.33(5)      12.89         (6.66)     15.90       4.02          1.92(5)

Ratios and supplemental data

Net assets, end of period
  (000s omitted)($)                      350,907       375,416       315,372    370,966    330,162       302,589

Ratio of expenses to average net
  assets (%)                                1.06(6)       1.30          1.23       1.17       1.15          1.17(6)
Ratio of net investment income
  (loss) to average net assets (%)          7.11(6)       6.47          6.62       6.76       6.58          6.69(6)

Portfolio turnover rate (%)                  140           273           127         94        143            88

------------------------------------------------------------------------------------------------------------------------------------
Class B - year ended:                  10/87(7)      10/87(8)        10/88      10/89      10/90      10/91      10/92      10/93
------------------------------------------------------------------------------------------------------------------------------------
Per share operating performance

Net asset value, beginning of period  $  10.00      $  10.28      $   9.45   $   9.73   $  10.01   $   9.83   $  10.29   $  10.28
Net investment income (loss)              0.56          0.48          0.78       0.81       0.85       0.85       0.76       0.66(3)
Net realized and unrealized gain
  (loss) on investments and
  financial futures contracts             0.36         (0.75)         0.28       0.25      (0.25)      0.51         --       0.61

Total from investment operations          0.92         (0.27)         1.06       1.06       0.60       1.36       0.76       1.27

Less distributions:
  Dividends from net investment
  income                                 (0.57)        (0.48)        (0.77)     (0.77)     (0.78)     (0.90)     (0.77)     (0.66)
  Distributions from net realized
  gain on investments sold               (0.07)        (0.08)        (0.01)     (0.01)        --         --         --      (0.01)
  Distributions from capital paid-in        --            --            --         --         --         --         --         --

  Total distributions                    (0.64)        (0.56)        (0.78)     (0.78)     (0.78)     (0.90)     (0.77)     (0.67)

Net asset value, end of period        $  10.28      $   9.45      $   9.73   $  10.01   $   9.83   $  10.29   $  10.28   $  10.88
Total investment return at net
  asset value(4)(%)                       2.61(5)       3.70(5)      11.53      11.52       6.24      14.46       7.58      12.66
Total adjusted investment return at
net asset value(4,9)(%)                     --          3.65(5)      11.47      11.29       6.23         --         --         --

Ratios and supplemental data

Net assets, end of period
  (000s omitted)($)                    164,001       170,030       161,163    144,756    133,778    164,347    197,032    244,133
Ratio of expenses to average
  net assets (%)                          1.26(6)       1.24(6)       1.29       1.35       1.54       1.51       1.55       1.51
Ratio of adjusted expenses to
average net assets(10)(%)                   --          1.32(6)       1.35       1.58       1.55         --         --         --

Ratio of net investment income
  (loss) to average net assets (%)        7.56(6)       7.94(6)       8.09       8.34       8.54       8.53       7.35       6.23
Ratio of adjusted net investment
  income (loss) to average net
  assets(10)(%)                             --          7.86(6)       8.03       8.11       8.53         --         --         --

Portfolio turnover rate (%)                108            83            79         45         63         62        140        273

Fee reduction per share ($)                 --          0.01          0.01       0.02       0.01         --         --         --

---------------------------------------------------------------------------------------------
Class B - year ended:                    10/94      10/95      10/96         5/97
---------------------------------------------------------------------------------------------
Per share operating performance

Net asset value, beginning of period  $  10.88   $   9.23   $  10.00      $  9.74
Net investment income (loss)              0.61       0.60       0.58(3)      0.33(3)
Net realized and unrealized gain
  (loss) on investments and
  financial futures contracts            (1.34)      0.77      (0.26)       (0.18)

Total from investment operations         (0.73)      1.37       0.32         0.15

Less distributions:
  Dividends from net investment
  income                                 (0.61)     (0.60)     (0.58)       (0.33)
  Distributions from net realized
  gain on investments sold               (0.31)        --         --           --
  Distributions from capital paid-in        --         --         --        (0.01)

  Total distributions                    (0.92)     (0.60)     (0.58)       (0.33)

Net asset value, end of period        $   9.23   $  10.00   $   9.74      $  9.56
Total investment return at net
  asset value(4)(%)                      (7.05)     15.27       3.33         1.61(5)
Total adjusted investment return at
net asset value(4,9)(%)                     --         --         --           --

Ratios and supplemental data

Net assets, end of period
  (000s omitted)($)                    196,899    130,824    112,228       96,349
Ratio of expenses to average
  net assets (%)                          1.64       1.72       1.82         1.86(6)
Ratio of adjusted expenses to
average net assets(10)(%)                   --         --         --           --

Ratio of net investment income
  (loss) to average net assets (%)        6.19       6.24       5.91         5.99(6)
Ratio of adjusted net investment
  income (loss) to average net
  assets(10)(%)                             --         --         --           --

Portfolio turnover rate (%)                127         94        143           88

Fee reduction per share ($)                 --         --         --           --

(1)   Class A shares commenced operations on January 3, 1992.
(2) Effective May 31, 1997, the fiscal year end changed from December 31 to May 31.
(3)   Based on the average of the shares outstanding at the end of each month.
(4) Assumes dividend reinvestment and does not reflect the effect of sales charges.
(5)   Not annualized.
(6)   Annualized.
(7)   For the period June 5, 1986 (commencement of operations) to March 31,
      1987.
(8)   For the period April 1, 1987 to October 31, 1987.
(9) An estimated total return calculation that does not take into consideration fee reductions by the adviser during the periods shown.
(10)  Unreimbursed, without fee reduction.


                                        SOVEREIGN U.S. GOVERNMENT INCOME FUND 15

Strategic Income Fund

REGISTRANT NAME: JOHN HANCOCK STRATEGIC SERIES
                                TICKER SYMBOL    CLASS A: JHFIX   CLASS B: STIBX
--------------------------------------------------------------------------------
GOAL AND STRATEGY

[Clip art] The fund seeks a high level of current income. To pursue this goal, the fund invests primarily in three sectors:

o  foreign government and
   corporate debt securities
o  U.S. Government and agency securities
o  junk bonds rated as low as CC/Ca and their unrated equivalents.

Under normal circumstances, the fund's assets will be invested in all three sectors. However, the weighting of assets among sectors will be adjusted to reflect current or anticipated market behavior, and the fund may invest up to 100% of assets in any sector.

PORTFOLIO SECURITIES

[Clip art] The fund may invest in debt securities of all maturities and types, including bonds, debentures, notes, preferred stock, mortgage-backed and asset-backed securities and others. The fund may also invest up to 10% of net assets in U.S. or foreign equities.

For liquidity and flexibility, the fund may invest in investment-grade short-term securities. In abnormal market conditions, it may invest more assets in these securities as a defensive tactic. The fund also may invest in certain higher-risk investments, including derivative and leveraged investments, and may engage in other investment practices.

RISK FACTORS

[Clip art] Investors should expect fluctuations in share price, yield and total return that are above-average for bond funds. Typically, a rise in interest rates causes a decline in the market value of debt securities. The longer the fund's average weighted maturity, the more it is likely to be affected by a change in interest rates. To the extent that the fund invests in mortgage-backed securities, it may also be subject to extension and prepayment risks. These risks are defined in "More about risk" starting on page 29. Foreign securities carry additional risks, including currency, information, natural event and political risks. Issuers of junk bonds are typically in weak financial health, and their ability to pay interest and principal is uncertain, especially in an adverse economy. Junk bond markets may react strongly to adverse news about an issuer or the economy, or to the perception or expectation of adverse news. Please read "More about risk" carefully before investing.

PORTFOLIO MANAGEMENT

[Clip art] Frederick L. Cavanaugh, Jr., leader of the fund's portfolio management team since 1986, is a senior vice president of the adviser. He joined John Hancock Funds in 1986 and has been in the investment business since 1973.

--------------------------------------------------------------------------------
INVESTOR EXPENSES

[Clip art] Fund investors pay various expenses, either directly or indirectly. The figures below show the expenses for the past year, adjusted to reflect any changes. Future expenses may be greater or less.

--------------------------------------------------------------------------------
 Shareholder transaction expenses        Class A   Class B
--------------------------------------------------------------------------------
 Maximum sales charge imposed on purchases
 (as a percentage of offering price)     4.50%     none
 Maximum sales charge imposed on
 reinvested dividends                    none      none
 Maximum deferred sales charge           none(1)   5.00%
 Redemption fee(2)                       none      none
 Exchange fee                            none      none


--------------------------------------------------------------------------------
 Annual fund operating expenses (as a % of average net assets)
--------------------------------------------------------------------------------
 Management fee                          0.43%     0.43%
 12b-1 fee(3)                            0.30%     1.00%
 Other expenses                          0.27%     0.27%
 Total fund operating expenses           1.00%     1.70%


Example The table below shows what you would pay if you invested $1,000 over the various time frames indicated. The example assumes you reinvested all dividends and that the average annual return was 5%.


--------------------------------------------------------------------------------
 Share class                       Year 1  Year 3    Year 5  Year 10
--------------------------------------------------------------------------------
 Class A shares                    $55     $75       $98     $162
 Class B shares
   Assuming redemption
   at end of period                $67     $84      $112     $182
   Assuming no redemption          $17     $54      $92      $182


This example is for comparison purposes only and is not a representation of the fund's actual expenses and returns, either past or future.

(1) Except for investments of $1 million or more; see "How sales charges are calculated."
(2)   Does not include wire redemption fee (currently $4.00).
(3) Because of the 12b-1 fee, long-term shareholders may indirectly pay more than the equivalent of the maximum permitted front-end sales charge.

16 STRATEGIC INCOME FUND

--------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS

[Clip art] The figures below have been audited by the fund's independent auditors, Price Waterhouse LLP.

Volatility, as indicated by Class A year-by-year total investment return (%) (scale varies from fund to fund)

[The table below was represented as a bar graph in the printed material.]


6.89  9.72  (7.36)  12.31  19.92  6.81  4.54  9.33  11.37  12.99



------------------------------------------------------------------------------------------------------------------------------------
Class A - year ended:                     5/88      5/89      5/90      5/91       5/92          5/93       5/94          5/95
------------------------------------------------------------------------------------------------------------------------------------
Per share operating performance

Net asset value, beginning of period   $  9.71   $  9.24   $  8.98   $  7.33   $   7.20      $   7.78   $   7.55      $   7.17
Net investment income (loss)              1.13      1.12      1.04      0.93       0.80          0.71       0.68          0.64
Net realized and unrealized gain
  (loss) on investments, foreign
  currency transactions and financial
  futures contracts                      (0.47)    (0.26)    (1.65)    (0.13)      0.52         (0.22)     (0.33)        (0.02)

Total from investment operations          0.66      0.86     (0.61)     0.80       1.32          0.49       0.35          0.62

Less distributions:
  Dividends from net investment
  income                                 (1.13)    (1.12)    (1.04)    (0.93)     (0.74)(3)     (0.72)     (0.58)(3)     (0.55)

  Distributions in excess of net
  investment income                         --        --        --        --         --            --      (0.05)           --
  Distributions from capital paid-in        --        --        --        --         --            --      (0.10)        (0.09)

  Total distributions                    (1.13)    (1.12)    (1.04)    (0.93)     (0.74)        (0.72)     (0.73)        (0.64)
Net asset value, end of period         $  9.24   $  8.98   $  7.33   $  7.20   $   7.78      $   7.55   $   7.17      $   7.15

Total investment return at net
  asset value(4)(%)                       6.89      9.72     (7.36)    12.31      19.92          6.81       4.54          9.33
Total adjusted investment return at
  net asset value(4,5)(%)                 6.49      9.58     (7.45)       --         --            --         --            --

Ratios and supplemental data

Net assets, end of period
  (000s omitted)($)                     67,140    95,430    80,890    79,272    153,568       262,137    335,261       327,876

Ratio of expenses to average net
  assets (%)                              1.09      1.33      1.53      1.75       1.69          1.58       1.32          1.09
Ratio of adjusted expenses to
  average net assets(6)(%)                1.49      1.47      1.62        --         --            --         --            --
Ratio of net investment income
  (loss) to average net assets(6)(%)     12.07     12.28     12.60     13.46      10.64          9.63       8.71          9.24

Ratio of adjusted net investment
  income (loss) to average net
  assets (%)                             11.67     12.14     12.51        --         --            --         --            --

Portfolio turnover rate (%)                 67       125        81        60         80            97         91            55
Fee reduction per share ($)               0.04      0.01      0.01        --         --            --         --            --

--------------------------------------------------------------------------------
Class A - year ended:                            5/96          5/97
--------------------------------------------------------------------------------
Per share operating performance

Net asset value, beginning of period         $   7.15      $   7.27
Net investment income (loss)                     0.66(2)       0.64(2)
Net realized and unrealized gain
  (loss) on investments, foreign
  currency transactions and financial
  futures contracts                              0.12          0.27

Total from investment operations                 0.78          0.91

Less distributions:
  Dividends from net investment
  income                                        (0.66)        (0.64)

  Distributions in excess of net
  investment income                                --            --
  Distributions from capital paid-in               --            --

  Total distributions                           (0.66)        (0.64)
Net asset value, end of period               $   7.27      $   7.54

Total investment return at net
  asset value(4)(%)                             11.37         12.99
Total adjusted investment return at
  net asset value(4,5)(%)                          --            --

Ratios and supplemental data

Net assets, end of period
  (000s omitted)($)                           369,127       416,916

Ratio of expenses to average net
  assets (%)                                     1.03          1.01
Ratio of adjusted expenses to
  average net assets(6)(%)                         --            --
Ratio of net investment income
  (loss) to average net assets(6)(%)             9.13          8.63

Ratio of adjusted net investment
  income (loss) to average net
  assets (%)                                       --            --

Portfolio turnover rate (%)                        78           132
Fee reduction per share ($)                        --            --

-------------------------------------------------------------------------------------------------
Class B - year ended:                    5/94(1)          5/95         5/96         5/97
-------------------------------------------------------------------------------------------------
Per share operating performance

Net asset value, beginning of period    $  7.58      $   7.17     $   7.15     $   7.27
Net investment income (loss)               0.40          0.60(2)      0.61(2)      0.59
Net realized and unrealized gain
  (loss) on investments, foreign
  currency transactions and
  financial futures contracts             (0.41)        (0.02)        0.12         0.27

Total from investment operations          (0.01)         0.58         0.73         0.86

Less distributions:
  Dividends from net investment
  income                                  (0.32)        (0.52)       (0.61)       (0.59)

  Distributions in excess of net
  investment income                       (0.03)           --           --           --
  Distributions from capital paid-in      (0.05)        (0.08)          --           --

  Total distributions                     (0.40)        (0.60)       (0.61)       (0.59)
Net asset value, end of period          $  7.17      $   7.15     $   7.27     $   7.54

Total investment return at net asset
  value(4)(%)                             (0.22)(7)      8.58        10.61        12.21
Ratios and supplemental data

Net assets, end of period
  (000s omitted)($)                      77,691       134,527      206,751      328,487
Ratio of expenses to average net
  assets (%)                               1.91(8)       1.76         1.73         1.70

Ratio of net investment income
  (loss) to average net assets (%)         8.12(8)       8.55         8.42         7.90
Portfolio turnover rate (%)                  91            55           78          132

(1) Class A and Class B shares commenced operations on August 18, 1986 and October 4, 1993, respectively.
(2)   Based on the average of the shares outstanding at the end of each month.
(3) The dividend policy of the fund was changed, effective August 1, 1991, from one that utilized daily dividend declarations to one that declares dividends monthly. Additionally, the dividend policy of the fund was changed, effective October 1, 1993, from one that declared dividends monthly to daily dividend declarations.
(4) Assumes dividend reinvestment and does not reflect the effect of sales charges.
(5) An estimated total return calculation that does not take into consideration fee reductions by the adviser during the periods shown.
(6)   Unreimbursed, without fee reduction.
(7)   Not annualized.
(8)   Annualized.
                                                        STRATEGIC INCOME FUND 17

Your account

--------------------------------------------------------------------------------
CHOOSING A SHARE CLASS

All John Hancock income funds offer two classes of shares, Class A and Class B. Each class has its own cost structure, allowing you to choose the one that best meets your requirements. Your financial representative can help you decide.

--------------------------------------------------------------------------------
Class A                                  Class B
--------------------------------------------------------------------------------

o     Front-end sales charges, as        o     No front-end sales charge;
      described below. There are               all your money goes to work
      several ways to reduce these             for you right away.
      charges, also described
      below.                             o     Higher annual expenses than
                                               Class A shares.
o     Lower annual expenses than
      Class B shares.                    o     A deferred sales charge, as
                                               described below.

                                         o     Automatic conversion to Class
                                               A shares after either five
                                               years (Group 1) or eight
                                               years (Group 2) (see below),
                                               thus reducing future annual
                                               expenses.

For actual past expenses of Class A and B shares, see the fund-by-fund information earlier in this prospectus.

--------------------------------------------------------------------------------
HOW SALES CHARGES ARE CALCULATED

Use the table below to find out which group the fund is in, then consult the sales charge information for that group.

--------------------------------------------------------------------------------
Group 1                                  Group 2
--------------------------------------------------------------------------------

o     Intermediate Maturity              o     Government Income
      Government
                                         o     High Yield Bond
o     Limited-Term Government
                                         o     Sovereign Bond

                                         o     Sovereign U.S. Government
                                               Income

                                         o     Strategic Income

Class A Sales charges are as follows:

--------------------------------------------------------------------------------
Class A sales charges - Group 1
--------------------------------------------------------------------------------

                                  As a % of            As a % of your
 Your investment                  offering price       investment

 Up to $99,999                    3.00%                3.09%
 $100,000 - $499,999              2.50%                2.56%
 $500,000 - $999,999              2.00%                2.04%
 $1,000,000 and over              See below

--------------------------------------------------------------------------------
 Class A sales charges - Group 2
--------------------------------------------------------------------------------

                                  As a % of            As a % of your
 Your investment                  offering price       investment

 Up to $99,999                    4.50%                4.71%
 $100,000 - $249,999              3.75%                3.90%
 $250,000 - $499,999              2.75%                2.83%
 $500,000 - $999,999              2.00%                2.04%
 $1,000,000 and over              See below

Investments of $1 million or more Class A shares are available with no front-end sales charge. However, there is a contingent deferred sales charge (CDSC) on any shares sold within one year of purchase, as follows:

--------------------------------------------------------------------------------
 CDSC on $1 million+ investments (Groups 1 and 2)
--------------------------------------------------------------------------------

 Your investment                CDSC on shares being sold

 First $1M - $4,999,999         1.00%
 Next $1 - $5M above that       0.50%
 Next $1 or more above that     0.25%

For purposes of this CDSC, all purchases made during a calendar month are counted as having been made on the LAST day of that month.

The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on shares you acquired by reinvesting your dividends. To keep your CDSC as low as possible, each time you place a request to sell shares we will first sell any shares in your account that are not subject to a CDSC.


18 YOUR ACCOUNT

Class B Shares are offered at their net asset value per share, without any initial sales charge. However, you may be charged a contingent deferred sales charge (CDSC) on shares you sell within a certain time after you bought them, as described in the table below. There is no CDSC on shares acquired through reinvestment of dividends. The CDSC is based on the original purchase cost or the current market value of the shares being sold, whichever is less. The longer the time between the purchase and the sale of shares, the lower the rate of the
CDSC:

--------------------------------------------------------------------------------
 Class B deferred charges
--------------------------------------------------------------------------------
 Years after         CDSC on Group 1       CDSC on Group 2
 purchase            shares being sold     shares being sold

 1st year            3.00%                 5.00%
 2nd year            2.00%                 4.00%
 3rd year            2.00%                 3.00%
 4th year            1.00%                 3.00%
 5th year            None                  2.00%
 6th year            None                  1.00%
 After 6 years       None                  None

For purposes of this CDSC, all purchases made during a calendar month are counted as having been made on the FIRST day of that month.

CDSC calculations are based on the number of shares involved, not on the value of your account. To keep your CDSC as low as possible, each time you place a request to sell shares we will first sell any shares in your account that carry no CDSC. If there are not enough of these to meet your request, we will sell those shares that have the lowest CDSC.

--------------------------------------------------------------------------------
SALES CHARGE REDUCTIONS AND WAIVERS

Reducing your Class A sales charges There are several ways you can combine multiple purchases of Class A shares of John Hancock funds to take advantage of the breakpoints in the sales charge schedule. The first three ways can be combined in any manner.

o Accumulation Privilege -- lets you add the value of any Class A shares you already own to the amount of your next Class A investment for purposes of calculating the sales charge.
o Letter of Intention -- lets you purchase Class A shares of a fund over a 13-month period and receive the same sales charge as if all shares had been purchased at once.
o Combination Privilege -- lets you combine Class A shares of multiple funds for purposes of calculating the sales charge.

To utilize: complete the appropriate section of your application, or contact your financial representative or Signature Services to add these options (see the back cover of this prospectus).


Group Investment Program A group may be treated as a single purchaser under the accumulation and combination privileges. Each investor has an individual account, but the group's investments are lumped together for sales charge purposes, making the investors potentially eligible for reduced sales charges. There is no charge, no obligation to invest (although initial aggregate investments must be at least $250), and individual investors may terminate their accounts at any time.


To utilize: contact your financial representative or Signature Services to find out how to qualify, or consult the SAI (see the back cover of this prospectus).

CDSC waivers As long as Signature Services is notified at the time you sell, the CDSC for either share class will generally be waived in the following cases:

o  to make payments through certain systematic withdrawal plans
o  to make certain distributions from a retirement plan
o  because of shareholder death or disability

To utilize: if you think you may be eligible for a CDSC waiver, contact your financial representative or Signature Services, or consult the SAI.

Reinstatement privilege If you sell shares of a John Hancock fund, you may reinvest some or all of the proceeds in the same share class of any John Hancock fund within 120 days without a sales charge, as long as Signature Services is notified before you reinvest. If you paid a CDSC when you sold your shares, you will be credited with the amount of the CDSC. All accounts involved must have the same registration.

To utilize: contact your financial representative or Signature Services.


                                                                 YOUR ACCOUNT 19

Waivers for certain investors Class A shares may be offered without front-end sales charges or CDSCs to various individuals and institutions, including:

o government entities that are prohibited from paying mutual fund sales charges
o financial institutions or common trust funds investing $1 million or more for non-discretionary accounts
o     selling brokers and their employees and sales representatives
o financial representatives utilizing fund shares in fee-based investment products under agreement with John Hancock Funds
o fund trustees and other individuals who are affiliated with these or other John Hancock funds
o individuals transferring assets to a John Hancock fund from an employee benefit plan that has John Hancock funds
o     members of an approved affinity group financial services program
o     certain insurance company contract holders (one-year CDSC usually applies)
o participants in certain retirement plans with at least 100 members (one-year CDSC applies)
o in the case of Limited-Term Government Fund, anyone investing the proceeds from any non-John Hancock mutual fund, as long as that fund had sales charges and the investor paid them; investors must supply a copy of the redemption check or confirmation statement, and must remain invested in Limited-Term Government Fund for at least 15 days

To utilize: if you think you may be eligible for a sales charge waiver, contact Signature Services or consult the SAI.

--------------------------------------------------------------------------------

OPENING AN ACCOUNT

1     Read this prospectus carefully.

2 Determine how much you want to invest. The minimum initial investments for the John Hancock funds are as follows:


      o     non-retirement account: $1,000
      o     retirement account: $250
      o     group investments: $250
      o Monthly Automatic Accumulation Plan (MAAP): $25 to open; you must invest at least $25 a month
      o fee-based clients of selling brokers who placed at least $2 billion in John Hancock Funds: $500


3 Complete the appropriate parts of the account application, carefully following the instructions. If you have questions, please contact your financial representative or call Signature Services at 1-800-225-5291.

4 Complete the appropriate parts of the account privileges application. By applying for privileges now, you can avoid the delay and inconvenience of having to file an additional application if you want to add privileges later.

5 Make your initial investment using the table on the next page. You and your financial representative can initiate any purchase, exchange or sale of shares.

20 YOUR ACCOUNT

--------------------------------------------------------------------------------
 Buying shares
--------------------------------------------------------------------------------
          Opening an account                 Adding to an account

By check

[Clipart] o Make out a check for the         o Make out a check for the
            investment amount, payable         investment amount payable to
            to "John Hancock Signature         "John Hancock Signature
            Services, Inc."                    Services, Inc."

          o Deliver the check and your       o Fill out the detachable
            completed application to your      investment slip from an
            financial representative, or       account statement. If no slip
            mail them to Signature             is available, include a note
            Services (address on next          specifying the fund name, your
            page).                             share class, your account
                                               number and the name(s) in
                                               which the account is
                                               registered.

                                             o Deliver the check and your
                                               investment slip or note to
                                               your financial representative,
                                               or mail them to Signature
                                               Services (address below).

By exchange

[Clipart] o Call your financial              o Call your financial
            representative or Signature        representative or Signature
            Services to request an             Services to request an
            exchange.                          exchange.

By wire

[Clipart] o Deliver your completed           o Instruct your bank to wire
            application to your financial      the amount of your
            representative, or mail it to      investment to:
            Signature Services.                First Signature Bank & Trust
                                               Account # 900000260
          o Obtain your account number by      Routing # 211475000
            calling your financial             Specify the fund name, your
            representative or Signature        share class, your account
            Services.                          number and the name(s) in
                                               which the account is
          o Instruct your bank to              registered. Your bank may
            wire the amount of your            charge a fee to wire funds.
            investment to:

            First Signature Bank & Trust
            Account # 900000260
            Routing # 211475000
            Specify the fund name, your
            choice of share class, the new
            account number and the name(s)
            in which the account is
            registered. Your bank may
            charge a fee to wire funds.

By phone

[Clipart] See "By wire" and "By exchange."   o Verify that your bank or
                                               credit union is a member of
                                               the Automated Clearing House
                                               (ACH) system.

                                             o Complete the "Invest-By-
                                               Phone" and "Bank
                                               Information" sections on
                                               your account application.

                                             o Call Signature Services to
                                               verify that these features
                                               are in place on your
                                               account.

                                             o Tell the Signature Services
                                               representative the fund
                                               name, your share class, your
                                               account number, the name(s)
                                               in which the account is
                                               registered and the amount of
                                               your investment.

------------------------------------------
Address
John Hancock Signature Services, Inc.
1 John Hancock Way, Suite 1000
Boston, MA  02217-1000                      To open or add to an account using
                                            the Monthly Automatic Accumulation
Phone                                       Program, see "Additional investor
1-800-225-5291                              services."

Or contact your financial representative
for instructions and assistance.
------------------------------------------


                                                                 YOUR ACCOUNT 21

--------------------------------------------------------------------------------
Selling shares
--------------------------------------------------------------------------------
          Designed for                    To sell some or all of your shares

By letter

[Clipart] o Accounts of any type.         o Write a letter of instruction or
                                            complete a stock power indicating
          o Sales of any amount.            the fund name, your share class,
                                            your account number, the name(s)
                                            in which the account is registered
                                            and the dollar value or number of
                                            shares you wish to sell.

                                          o Include all signatures and any
                                            additional documents that may be
                                            required (see next page).

                                          o Mail the materials to Signature
                                            Services.

                                          o A check will be mailed to the
                                            name(s) and address in which the
                                            account is registered, or
                                            otherwise according to your letter
                                            of instruction.

By phone

[Clipart] o Most accounts.

          o Sales of up to $100,000.      o For automated service 24 hours a
                                            day using your touch-tone phone,
                                            call the EASI-Line at
                                            1-800-338-8080.

                                          o To place your order with a
                                            representative at John Hancock
                                            Funds, call Signature Services
                                            between 8 A.M. and 4 P.M. Eastern
                                            Time on most business days.

By wire or electronic funds transfer (EFT)

[Clipart] o Requests by letter to sell    o Fill out the "Telephone
            any amount (accounts of any     Redemption" section of your
            type).                          new account application.

          o Requests by phone to sell up  o To verify that the telephone
            to $100,000 (accounts with      redemption privilege is in
            telephone redemption            place on an account, or to
            privileges).                    request the forms to add it
                                            to an existing account, call
                                            Signature Services.

                                          o Amounts of $1,000 or more
                                            will be wired on the next
                                            business day. A $4 fee will
                                            be deducted from your
                                            account.

                                          o Amounts of less than $1,000
                                            may be sent by EFT or by
                                            check. Funds from EFT
                                            transactions are generally
                                            available by the second
                                            business day. Your bank may
                                            charge a fee for this
                                            service.

By exchange

[Clipart] o Accounts of any type.         o Obtain a current prospectus
                                            for the fund into which you
          o Sales of any amount.            are exchanging by calling
                                            your financial
                                            representative or Signature
                                            Services.

                                          o Call your financial
                                            representative or Signature
                                            Services to request an
                                            exchange.

By Check

[Clipart] o Government Income, Limited-   o Request checkwriting on your account
            Term Government, Sovereign      application.
            U.S. Government and
            Strategic Income Funds only.  o Verify that the shares to be sold were purchased more than 10 days
          o Any account with checkwriting   earlier or were purchased by wire.
            privileges.
                                          o Write a check for any amount over
          o Sales of over $100.             $100.

------------------------------------------
Address
John Hancock Signature Services, Inc.
1 John Hancock Way, Suite 1000
Boston, MA  02217-1000

Phone
1-800-225-5291

Or contact your financial representative
for instructions and assistance.
------------------------------------------

                            To sell shares through a systematic withdrawal plan,
                                             see "Additional investor services."


22 YOUR ACCOUNT

Selling shares in writing In certain circumstances, you will need to make your request to sell shares in writing. You may need to include additional items with your request, as shown in the table below. You may also need to include a signature guarantee, which protects you against fraudulent orders. You will need a signature guarantee if:

o your address of record has changed within the past 30 days

o you are selling more than $100,000 worth of shares

o you are requesting payment other than by a check mailed to the address of record and payable to the registered owner(s)

You can generally obtain a signature guarantee from the following sources:

o a broker or securities dealer

o a federal savings, cooperative or other type of bank

o a savings and loan or other thrift institution

o a credit union

o a securities exchange or clearing agency

A notary public CANNOT provide a signature guarantee.

--------------------------------------------------------------------------------
Seller                                  Requirements for written requests
                                        [Clipart]
--------------------------------------------------------------------------------

Owners of individual, joint, sole       o Letter of instruction.
proprietorship, UGMA/UTMA (custodial
accounts for minors) or general         o On the letter, the signatures and
partner accounts.                         titles of all persons authorized
                                          to sign for the account, exactly
                                          as the account is registered.

                                        o Signature guarantee if applicable
                                          (see above).

Owners of corporate or association      o Letter of instruction.
accounts.
                                        o Corporate resolution, certified
                                          within the past two years.

                                        o On the letter and the resolution,
                                          the signature of the person(s)
                                          authorized to sign for the
                                          account.

                                        o Signature guarantee if applicable
                                          (see above).

Owners or trustees of trust             o Letter of instruction.
accounts.
                                        o On the letter, the signature(s) of
                                          the trustee(s).

                                        o If the names of all trustees are
                                          not registered on the account,
                                          please also provide a copy of the
                                          trust document certified within
                                          the past six months.

                                        o Signature guarantee if applicable
                                          (see above).

Joint tenancy shareholders whose        o Letter of instruction signed by
co-tenants are deceased.                  surviving tenant.

                                        o Copy of death certificate.

                                        o Signature guarantee if applicable
                                          (see above).

Executors of shareholder estates.       o Letter of instruction signed by
                                          executor.

                                        o Copy of order appointing executor.

                                        o Signature guarantee if applicable
                                          (see above).

Administrators, conservators,           o Call 1-800-225-5291 for
guardians and other sellers or            instructions.
account types not listed above.


                                                                 YOUR ACCOUNT 23

--------------------------------------------------------------------------------
TRANSACTION POLICIES

Valuation of shares The net asset value per share (NAV) for each fund and class is determined each business day at the close of regular trading on the New York Stock Exchange (typically 4 P.M. Eastern Time) by dividing a class's net assets by the number of its shares outstanding.

Buy and sell prices When you buy shares, you pay the NAV plus any applicable sales charges, as described earlier. When you sell shares, you receive the NAV minus any applicable deferred sales charges.

Execution of requests Each fund is open on those days when the New York Stock Exchange is open, typically Monday through Friday. Buy and sell requests are executed at the next NAV to be calculated after your request is accepted by Signature Services.

At times of peak activity, it may be difficult to place requests by phone. During these times, consider using EASI-Line or sending your request in writing.

In unusual circumstances, any fund may temporarily suspend the processing of sell requests, or may postpone payment of proceeds for up to three business days or longer, as allowed by federal securities laws.

Telephone transactions For your protection, telephone requests may be recorded in order to verify their accuracy. In addition, Signature Services will take measures to verify the identity of the caller, such as asking for name, account number, Social Security or other taxpayer ID number and other relevant information. If appropriate measures are taken, Signature Services is not responsible for any losses that may occur to any account due to an unauthorized telephone call. Also for your protection, telephone transactions are not permitted on accounts whose names or addresses have changed within the past 30 days. Proceeds from telephone transactions can only be mailed to the address of record.

Exchanges You may exchange shares of one John Hancock fund for shares of the same class of any other, generally without paying any additional sales charges. The registration for both accounts involved must be identical. Class B shares will continue to age from the original date and will retain the same CDSC rate as they had before the exchange, except that the rate will change to the new fund's rate if that rate is higher. A CDSC rate that has increased will drop again with a future exchange into a fund with a lower rate.

To protect the interests of other investors in the fund, a fund may cancel the exchange privileges of any parties that, in the opinion of the fund, are using market timing strategies or making more than seven exchanges per owner or controlling party per calendar year. A fund may also refuse any exchange order. A fund may change or cancel its exchange policies at any time, upon 60 days' notice to its shareholders.

Certificated shares Most shares are electronically recorded. If you wish to have certificates for your shares, please write to Signature Services. Certificated shares can only be sold by returning the certificates to Signature Services, along with a letter of instruction or a stock power and a signature guarantee.


Sales in advance of purchase payments When you place a request to sell shares for which the purchase money has not yet been collected, the request will be executed in a timely fashion, but the fund will not release the proceeds to you until your purchase payment clears. This may take up to ten business days after the purchase.


--------------------------------------------------------------------------------
DIVIDENDS AND ACCOUNT POLICIES

Account statements In general, you will receive account statements as follows:

o after every transaction (except a dividend reinvestment) that affects your account balance
o after any changes of name or address of the registered owner(s)
o in all other circumstances, every quarter

Every year you should also receive, if applicable, a Form 1099 tax information statement, mailed by January 31.

Dividends The funds generally declare dividends daily and pay them monthly. Short- and long-term capital gains, if any, are distributed annually, typically after the end of a fund's fiscal year. Your dividends begin accruing the day after payment is received by the fund and continue through the day your shares are actually sold.

Dividend reinvestments Most investors have their dividends reinvested in additional shares of the same fund and class. If you choose this option, or if you do not indicate any choice, your dividends will be reinvested on the dividend record date. Alternatively, you can choose to have a check for your dividends mailed to you. However, if the check is not deliverable, your dividends will be reinvested.

24 YOUR ACCOUNT

Taxability of dividends As long as a fund meets the requirements for being a tax-qualified regulated investment company, which each fund has in the past and intends to in the future, it pays no federal income tax on the earnings it distributes to shareholders.

Consequently, dividends you receive from a fund, whether reinvested or taken as cash, are generally considered taxable. Dividends from a fund's long-term capital gains are taxable as capital gains; dividends from other sources are generally taxable as ordinary income. Some dividends paid in January may be taxable as if they had been paid the previous December.

The Form 1099 that is mailed to you every January details your dividends and their federal tax category, although you should verify your tax liability with your tax professional.

Taxability of transactions Any time you sell or exchange shares, it is considered a taxable event for you. Depending on the purchase price and the sale price of the shares you sell or exchange, you may have a gain or a loss on the transaction. You are responsible for any tax liabilities generated by your transactions.

--------------------------------------------------------------------------------
Small accounts (non-retirement only) If you draw down a non-retirement account so that its total value is less than $1,000, you may be asked to purchase more shares within 30 days. If you do not take action, your fund may close out your account and mail you the proceeds. Alternatively, Signature Services may charge you $10 a year to maintain your account. You will not be charged a CDSC if your account is closed for this reason, and your account will not be closed if its drop in value is due to fund performance or the effects of sales charges.

--------------------------------------------------------------------------------
ADDITIONAL INVESTOR SERVICES

Monthly Automatic Accumulation Program (MAAP) MAAP lets you set up regular investments from your paycheck or bank account to the John Hancock fund(s) of your choice. You determine the frequency and amount of your investments, and you can terminate your program at any time. To establish:

o     Complete the appropriate parts of your account application.
o If you are using MAAP to open an account, make out a check ($25 minimum) for your first investment amount payable to "John Hancock Signature Services, Inc." Deliver your check and application to your financial representative or Signature Services.

Systematic withdrawal plan This plan may be used for routine bill payments or periodic withdrawals from your account. To establish:
o     Make sure you have at least $5,000 worth of shares in your account.
o Make sure you are not planning to invest more money in this account (buying shares during a period when you are also selling shares of the same fund is not advantageous to you, because of sales charges).
o Specify the payee(s). The payee may be yourself or any other party, and there is no limit to the number of payees you may have, as long as they are all on the same payment schedule.
o Determine the schedule: monthly, quarterly, semi-annually, annually or in certain selected months.
o Fill out the relevant part of the account application. To add a systematic withdrawal plan to an existing account, contact your financial representative or Signature Services.


Retirement plans John Hancock Funds offers a range of qualified retirement plans, including IRAs, SIMPLE plans, SEPs, 401(k) plans, 403(b) plans (including
TSAs) and other pension and profit-sharing plans. Using these plans, you can invest in any John Hancock fund (except tax-free income funds) with a low minimum investment of $250 or, for some group plans, no minimum investment at all. To find out more, call Signature Services at 1-800-225-5291.



                                                                 YOUR ACCOUNT 25

Fund details

--------------------------------------------------------------------------------
BUSINESS STRUCTURE

How the funds are organized Each John Hancock income fund is an open-end management investment company or a series of such a company.

Each fund is supervised by a board of trustees, an independent body that has ultimate responsibility for the fund's activities. The board retains various companies to carry out the fund's operations, including the investment adviser, custodian, transfer agent and others (see diagram). The board has the right, and the obligation, to terminate the fund's relationship with any of these companies and to retain a different company if the board believes it is in the shareholders' best interests.

At a mutual fund's inception, the initial shareholder (typically the adviser) appoints the fund's board. Thereafter, the board and the shareholders determine the board's membership. The boards of the John Hancock income funds may include individuals who are affiliated with the investment adviser. However, the majority of board members must be independent.

The funds do not hold annual shareholder meetings, but may hold special meetings for such purposes as electing or removing board members, changing fundamental policies, approving a management contract or approving a 12b-1 plan (12b-1 fees are explained in "Sales compensation").


       [Diagram outlining the business structure of John Hancock Funds.]

                                  SHAREHOLDERS

                          FINANCIAL SERVICES FIRMS AND
 DISTRIBUTION AND            THEIR REPRESENTATIVES
SHAREHOLDER SERVICES
                        Advise current and prospective
                           shareholders on their fund
                        investments, often in the context
                          of an overall financial plan.

     PRINCIPAL DISTRIBUTOR                        TRANSFER AGENT

   John Hancock Funds, Inc.                John Hancock Signature Services, Inc.
   101 Huntington Avenue                   1 John Hancock Way, Suite 1000
   Boston, MA 02199-7603                      Boston, MA 02217-1000

Markets the funds and distributes              Handles shareholder services,
 shares through selling brokers,               including record-keeping and
  financial planners and other             statements, distribution of dividends
   financial representatives.                 and processing of buy and sell
                                                        requests.

    INVESTMENT ADVISER                             CUSTODIAN


   John Hancock Advisers, Inc.             Investors Bank & Trust Co.
   101 Huntington Avenue                      200 Clarendon Street
   Boston, MA 02199-7603                        Boston, MA 02116


Manages the funds' business and            Holds the funds' assets, settles all
    investment activities.                portfolio trades and collects most of
                                             the valuation data required for
                                               calculating each fund's NAV.


                                                                      ASSET
                                  TRUSTEES                         MANAGEMENT

                      Supervise the funds' activities.

26 FUND DETAILS

Accounting compensation The funds compensate the adviser for performing tax and financial management services. Annual compensation is not expected to exceed 0.02% of each fund's average net assets.

Portfolio trades In placing portfolio trades, the adviser may use brokerage firms that market the fund's shares or are affiliated with John Hancock Mutual Life Insurance Company, but only when the adviser believes no other firm offers a better combination of quality execution (i.e., timeliness and completeness) and favorable price.

Investment goals Except for Government Income Fund, High Yield Bond Fund and Intermediate Maturity Government Fund, each fund's investment goal is fundamental and may only be changed with shareholder approval.

Diversification All of the income funds are diversified.

--------------------------------------------------------------------------------
SALES COMPENSATION

As part of their business strategies, the funds, along with John Hancock Funds, pay compensation to financial services firms that sell the funds' shares. These firms typically pass along a portion of this compensation to your financial representative.

Compensation payments originate from two sources: from sales charges and from 12b-1 fees that are paid out of the funds' assets ("12b-1" refers to the federal securities regulation that authorizes annual fees of this type). The 12b-1 fee rates vary by fund and by share class, according to Rule 12b-1 plans adopted by the funds. The sales charges and 12b-1 fees paid by investors are detailed in the fund-by-fund information. The portions of these expenses that are reallowed to financial services firms are shown on the next page.

--------------------------------------------------------------------------------
 Distribution fees may be used to pay for sales compensation to financial services firms, marketing and overhead expenses and, for Class B shares, interest expenses.

 Class B unreimbursed distribution expenses(1)

                             Unreimbursed      As a % of
 Fund                        expenses          net assets


 Government Income           $  10,894,166     6.53%

 High Yield Bond             $   8,666,437     2.80%

 Intermediate Maturity Gov.  $     402,344     6.06%

 Limited-Term Government     $     187,913     1.84%

 Sovereign Bond              $   3,985,198     3.07%

 Sovereign U.S. Gov. Income  $   5,472,842     5.27%

 Strategic Income            $   5,684,848     2.12%


(1) As of the most recent fiscal year end covered by each fund's financial highlights. These expenses may be carried forward indefinitely.

Initial compensation Whenever you make an investment in a fund or funds, the financial services firm receives either a reallowance from the initial sales charge or a commission, as described below. The firm also receives the first year's service fee at this time.

Annual compensation Beginning with the second year after an investment is made, the financial services firm receives an annual service fee of 0.25% of its total eligible net assets. This fee is paid quarterly in arrears.

Financial services firms selling large amounts of fund shares may receive extra compensation. This compensation, which John Hancock Funds pays out of its own resources, may include asset retention fees as well as reimbursement for marketing expenses.


                                                                 FUND DETAILS 27

------------------------------------------------------------------------------------------------------------------------------
Class A investments
------------------------------------------------------------------------------------------------------------------------------

                                                    Maximum
                             Sales charge           reallowance            First year             Maximum
                             paid by investors      or commission          service fee            total compensation(1)
                             (% of offering price)  (% of offering price)  (% of net investment)  (% of offering price)
Group 1 funds
Up to $99,999                3.00%                  2.26%                  0.25%                  2.50%
$100,000 - $499,999          2.50%                  2.01%                  0.25%                  2.25%
$500,000 - $999,999          2.00%                  1.51%                  0.25%                  1.75%

Group 2 funds
Up to $99,999                4.50%                  3.76%                  0.25%                  4.00%
$100,000 - $249,999          3.75%                  3.01%                  0.25%                  3.25%
$250,000 - $499,999          2.75%                  2.06%                  0.25%                  2.30%
$500,000 - $999,999          2.00%                  1.51%                  0.25%                  1.75%

Regular investments of
$1 million or more
(Groups 1 and 2)

First $1M - $4,999,999       --                     0.75%                  0.25%                  1.00%
Next $1 - $5M above that     --                     0.25%                  0.25%                  0.50%
Next $1 or more above that   --                     0.00%                  0.25%                  0.25%

Waiver investments(2)        --                     0.00%                  0.25%                  0.25%

------------------------------------------------------------------------------------------------------------------------------
Class B investments
------------------------------------------------------------------------------------------------------------------------------

                                                    Maximum
                                                    reallowance            First year             Maximum
                                                    or commission          service fee            total compensation
                                                    (% of offering price)  (% of net investment)  (% of offering price)
Group 1 funds
All amounts                                         2.25%                 0.25%                  2.50%

Group 2 funds
All amounts                                         3.75%                 0.25%                  4.00%

(1) Reallowance/commission percentages and service fee percentages are calculated from different amounts, and therefore may not equal total compensation percentages if combined using simple addition.
(2) Refers to any investments made by municipalities, financial institutions, trusts and affinity group members that take advantage of the sales charge waivers described earlier in this prospectus.


CDSC revenues collected by John Hancock Funds may be used to pay commissions when there is no initial sales charge.


28 FUND DETAILS

--------------------------------------------------------------------------------
MORE ABOUT RISK

A fund's risk profile is largely defined by the fund's principal securities and investment practices. You may find the most concise description of each fund's risk profile in the fund-by-fund information.

The funds are permitted to utilize -- within limits established by the trustees -- certain other securities and investment practices that have higher risks and opportunities associated with them. To the extent that a fund utilizes these securities or practices, its overall performance may be affected, either positively or negatively. On the following pages are brief descriptions of these securities and investment practices, along with the risks associated with them. The funds follow certain policies that may reduce these risks.

As with any mutual fund, there is no guarantee that a John Hancock income fund will earn income or show a positive total return over any period of time -- days, months or years.

--------------------------------------------------------------------------------
TYPES OF INVESTMENT RISK

Correlation risk The risk that changes in the value of a hedging instrument will not match those of the asset being hedged (hedging is the use of one investment to offset the effects of another investment). Incomplete correlation can result in unanticipated risks.

Credit risk The risk that the issuer of a security, or the counterparty to a contract, will default or otherwise become unable to honor a financial obligation.

Currency risk The risk that fluctuations in the exchange rates between the U.S. dollar and foreign currencies may negatively affect an investment. Adverse changes in exchange rates may erode or reverse any gains produced by foreign currency-denominated investments, and may widen any losses.

Extension risk The risk that an unexpected rise in interest rates will extend the life of a mortgage-backed security beyond the expected prepayment time, typically reducing the security's value.

Interest rate risk The risk of market losses attributable to changes in interest rates. With fixed-rate securities, a rise in interest rates typically causes a fall in values, while a fall in rates typically causes a rise in values.

Leverage risk Associated with securities or practices (such as borrowing) that multiply small index or market movements into large changes in value.

o Hedged When a derivative (a security whose value is based on another security or index) is used as a hedge against an opposite position that the fund also holds, any loss generated by the derivative should be substantially offset by gains on the hedged investment, and vice versa. While hedging can reduce or eliminate losses, it can also reduce or eliminate gains.
o Speculative To the extent that a derivative is not used as a hedge, the fund is directly exposed to the risks of that derivative. Gains or losses from speculative positions in a derivative may be substantially greater than the derivative's original cost.


Liquidity risk The risk that certain securities may be difficult or impossible to sell at the time and the price that the seller would like. The seller may have to lower the price, sell other securities instead, or forego an investment opportunity, any of which could have a negative effect on fund management or performance.


Management risk The risk that a strategy used by a fund's management may fail to produce the intended result. Common to all mutual funds.

Market risk The risk that the market value of a security may move up and down, sometimes rapidly and unpredictably. Market risk may affect a single issuer, an industry, a sector of the bond market or the market as a whole. Common to all stocks and bonds and the mutual funds that invest in them.

Natural event risk The risk of losses attributable to natural disasters, crop failures and similar events.

Opportunity risk The risk of missing out on an investment opportunity because the assets necessary to take advantage of it are tied up in less advantageous investments.

Political risk The risk of losses attributable to government or political actions, from changes in tax or trade statutes to governmental collapse and war.

Prepayment risk The risk that unanticipated prepayments may occur, reducing the value of mortgage-backed securities.

Valuation risk The risk that a fund has valued certain of its securities at a higher price than it can sell them for.

                                                                 FUND DETAILS 29

--------------------------------------------------------------------------------
Higher-risk securities and practices
--------------------------------------------------------------------------------

This table shows each fund's investment limitations as a percentage of portfolio assets. In each case the principal types of risk are listed (see previous page for definitions). Numbers in this table show allowable usage only; for actual usage, consult the fund's annual/semi-annual reports.

10 Percent of total assets (italic type)
10 Percent of net assets (roman type)
*  No policy limitation on usage;
   fund may be using currently
o  Permitted, but has not typically been used
-- Not permitted

                                                                     Intermediate                            Sovereign
                                            Government    High Yield    Maturity   Limited-Term  Sovereign   U.S. Gov't  Strategic
                                              Income          Bond       Gov't     Government      Bond       Income      Income
------------------------------------------------------------------------------------------------------------------------------------
Investment practices

Borrowing; reverse repurchase agreements
The borrowing of money from banks
or through reverse repurchase agreements.
Leverage, credit risks.                          33.3         33.3        33.3        33.3        33.3        33.3         33


Covered mortgage dollar roll transactions
The sale of mortgage-backed securities
with the commitment to buy back similar
securities at a future date. Credit, interest
rate,leverage, market, opportunity risks.          *            *           *           --          *           *          *


Repurchase agreements  The purchase of a
security that must later be sold back to
the issuer at the same price plus interest.
Credit risk.                                       *            *           *           *           *           *          *

Securities lending  The lending of securities
to financial institutions, which provide
cash or government securities as collateral.
Credit risk.                                       30           30        33.3        33.3        33.3          30       33.3

Short-term trading  Selling a security soon
after purchase. A portfolio engaging in
short-term trading will have higher turnover
and transaction expenses. Market risk.             *            *           *           *           *           *          *

When-issued securities and forward commitments
The purchase or sale of securities for delivery
at a future date; market value may change before
delivery. Market, opportunity, leverage risks.     *            *           *           *           *           *          *

------------------------------------------------------------------------------------------------------------------------------------
Conventional securities

Brady bonds  Dollar-denominated securities issued
to refinance foreign government bank loans and
other debt. Credit, interest rate, market,
political risks.                                   10           o (1)       --          --          25          --         o (1)

Foreign debt securities  Debt securities issued
by foreign governments or companies. Credit,
currency, interest rate, market, political risks.  20           * (1)       --          --          25          --         * (1)


In-kind, delayed and zero coupon debt securities
Securities offering non-cash or delayed-cash
payment. Their prices are typically more volatile
than those of conventional debt securities.
Credit, interest rate, market risks.               *            *           *           --          *           *          *


Restricted and illiquid securities  Securities
not traded on the open market. May include
illiquid Rule 144A securities. Liquidity,
valuation, market risks.                           10           10          15          15          15          15         15

------------------------------------------------------------------------------------------------------------------------------------
Unleveraged derivative securities


Asset-backed securities Securities backed by
unsecured debt, such as credit card  debt;
these securities are often guaranteed or
over-collateralized to enhance their credit
quality. Credit, interest rate risks.              20           *           20           20         *           35         *


Mortgage-backed securities  Securities backed
by pools of mortgages, including passthrough
certificates, PACs, TACs and other senior
classes of collateralized mortgage obligations
(CMOs). Credit, extension, prepayment, interest
rate risks.                                        *            *           *           *           *           *          *

Participation interests  Securities representing
an interest in another security or in bank loans.
Credit, interest rate, liquidity, valuation
risks.                                             --           10(2)       --          --          15(2)       --         15(2)

Rights and warrants  Securities offering the
right, or involving the promise, to buy or
sell certain securities at a future date.
Market risk.                                        5            5           5           5           5          --          5


(1) No more than 25% of the fund`s assets will be invested in government securities of any one foreign country.
(2) Part of the 10% or 15% limitation on illiquid securities.



30 FUND DETAILS

--------------------------------------------------------------------------------
 Higher-risk securities and practices (cont'd)
--------------------------------------------------------------------------------

                                                                     Intermediate                            Sovereign
                                            Government    High Yield    Maturity   Limited-Term  Sovereign   U.S. Gov't  Strategic
                                              Income          Bond       Gov't     Government      Bond       Income      Income
------------------------------------------------------------------------------------------------------------------------------------
Leveraged derivative securities

Currency contracts Contracts involving the
right or obligation to buy or sell a
given amount of foreign currency at a
specified price and future date.
o  Hedged. Currency, hedged leverage,
   correlation, liquidity, opportunity risks.      --           *           --          --          --          --         *
o  Speculative. Currency, speculative
   leverage, liquidity risks.                      --           --          --          --          --          --         o


Financial futures and options; securities
and index options  Contracts involving the
right or obligation to deliver or receive
assets or money depending on the performance
of one or more assets or an economic index.
o  Futures and related options. Interest
   rate, currency, market, hedged or
   speculative leverage, correlation,
   liquidity, opportunity risks.                   *            *           --          --          *           *          *
o  Options on securities and indices. Interest
   rate, currency, market, hedged or speculative
   leverage, correlation, liquidity, credit,
   opportunity risks.                              *            *           --          --          o           *          o

Structured securities  Indexed and/or leveraged
mortgage-backed and other debt securities,
including principal-only and interest-only
securities, leveraged floating rate securities,
and others. These securities tend to be highly
sensitive to interest rate movements and their
performance may not correlate to such movements
in a conventional fashion. Credit, interest
rate, extension, prepayment, market, speculative
leverage, liquidity, valuation risks.              *            10          10          --          10          10         *

Swaps, caps, floors, collars  OTC contracts
involving the right or obligation to receive
or make payments based on two different income
streams. Correlation, credit, currency, interest
rate, hedged or speculative leverage, liquidity,
valuation risks.                                   o            o           o           --          o           o          o


--------------------------------------------------------------------------------
 Analysis of funds with 5% or more in junk bonds(1)
--------------------------------------------------------------------------------

   [The following table was depicted as a bar graph in the printed material.]


 Quality rating
 (S&P/Moody's)(2)         High Yield Bond Fund   Sovereign Bond Fund   Strategic Income Fund
Investment-Grade Bonds
AAA/Aaa                    2.1%                  31.4%                 22.6%
AA/Aa                      0.3%                   8.6%                 10.7%
A/A                        0.1%                  19.3%                  0.6%
BBB/Baa                    0.2%                  13.1%                  2.2%
---------------------------------------------------------------------------------------------
Junk Bonds
BB/Ba                      8.2%                  14.0%                 12.2%
B/B                       67.2%                   8.4%                 40.8%
CCC/Caa                    6.3%                   0.0%                  1.6%
CC/Ca                      0.0%                   0.0%                  0.0%
C/C                        0.0%                   0.0%                  0.0%
D                          0.2%                   0.0%                  0.3%
% of portfolio in bonds   84.6%                  94.8%                 91.3%


|_| Rated by Standard & Poor's or Moody's  |_| Rated by the adviser
(1) Average weighted quality distribution for the most recent fiscal year.
(2) In cases where the S&P and Moody's ratings for a given bond issue do not agree, the issue has been counted in the higher category.


                                                                 FUND DETAILS 31

For more information
--------------------------------------------------------------------------------

Two documents are available that offer further information on John Hancock income funds:

ANNUAL/SEMIANNUAL REPORT TO SHAREHOLDERS

Includes financial statements, detailed performance information, portfolio holdings, a statement from portfolio management and the auditor's report.

STATEMENT OF ADDITIONAL INFORMATION (SAI)

The SAI contains more detailed information on all aspects of the funds. The current annual/ semiannual report is included in the SAI.

A current SAI has been filed with the Securities and Exchange Commission and is incorporated by reference (is legally a part of this prospectus).

To request a free copy of the current annual/semiannual report or the SAI, please write or call:

John Hancock Signature Services, Inc.
1 John Hancock Way, Suite 1000
Boston, MA02217-1000
Telephone: 1-800-225-5291
EASI-Line: 1-800-338-8080
TDD: 1-800-544-6713
Internet: www.jhancock.com/funds

[Logo]JOHN HANCOCK FUNDS
      A Global Investment Management Firm

      101 Huntington Avenue
      Boston, Massachusetts 02199-7603


      John Hancock(R)                           (C)1996 John Hancock Funds, Inc.
      Financial Services                                             INCPN  8/97

--------------------------------------------------------------------------------

                               John Hancock Funds

--------------------------------------------------------------------------------







                                  Intermediate
                                    Maturity
                                   Government
                                      Fund


                                 ANNUAL REPORT


                                  May 31, 1997

================================================================================

                                   DIRECTORS
                            Edward J. Boudreau, Jr.
                                James F. Carlin*
                             William H. Cunningham*
                               Charles F. Fretz*
                             Harold R. Hiser, Jr.*
                                Anne C. Hodsdon
                               Charles L. Ladner*
                              Leo E. Linbeck, Jr.*
                             Patricia P. McCarter*
                             Steven R. Pruchansky*
                              Richard S. Scipione
                     Lt. Gen. Norman H. Smith, USMC (Ret.)*
                                John P. Toolan*
                        *Members of the Audit Committee

                                    OFFICERS
                            Edward J. Boudreau, Jr.
                      Chairman and Chief Executive Officer
                               Robert G. Freedman
                               Vice Chairman and
                            Chief Investment Officer
                                Anne C. Hodsdon
                                   President
                                James B. Little
                           Senior Vice President and
                            Chief Financial Officer
                                Susan S. Newton
                          Vice President and Secretary
                               James J. Stokowski
                          Vice President and Treasurer
                               Thomas H. Connors
                  Second Vice President and Compliance Officer

                                   CUSTODIAN
                         Investors Bank & Trust Company
                              200 Clarendon Street
                          Boston, Massachusetts 02116

                                 TRANSFER AGENT
                     John Hancock Signature Services, Inc.
                         1 John Hancock Way, Suite 1000
                        Boston, Massachusetts 02217-1000

                               INVESTMENT ADVISER
                          John Hancock Advisers, Inc.
                             101 Huntington Avenue
                        Boston, Massachusetts 02199-7603

                             PRINCIPAL DISTRIBUTOR
                            John Hancock Funds, Inc.
                             101 Huntington Avenue
                        Boston, Massachusetts 02199-7603

                                 LEGAL COUNSEL
                               Hale and Dorr LLP
                                60 State Street
                          Boston, Massachusetts 02109

                              INDEPENDENT AUDITORS
                               Ernst & Young LLP
                              200 Clarendon Street
                        Boston, Massachusetts 02116-5072


                               Chairman's Message

DEAR FELLOW SHAREHOLDERS:

The stock market has certainly put on a show since the start of the year. Stocks began 1997 on the high wires, bolstered by a near-perfect "Goldilocks" economy -- not too hot, not too cold. In almost a straight shot, the Dow Jones
Industrial Average soared through the 7000 level for the first time in early March. Just days later, stocks lost their footing and staged a month-long free-fall in a nervous reaction to rising interest rates and data that showed the economy was picking up steam. Stocks gave back all of their year's gain and suffered their worst decline since 1990 during this period. No sooner had real fears begun to beset investors than they were gone, erased in a euphoric rally caused by strong earnings and no signs of inflation. By the end of May, the Dow had risen by 14.6% and the broader Standard & Poor's 500 Stock Index by 15.4% -- levels not many thought the market would reach all year, let alone in five months. Bondholders have not enjoyed the same bounty, as the bond market has mostly stayed worried about the strength of the economy, the direction of interest rates, and the Federal Reserve's next moves to pre-empt inflation.

[A 1 1/4" x 1" photo of Edward J. Boudreau Jr., Chairman and Chief Executive Officer, flush right, next to second paragraph.]

     But the stock market's latest advance has amazed many analysts and left them pondering their valuation models, since the market is now more expensive than it has been in decades. It's impossible to know what will happen next in the markets. But whether it's another strong move forward or a retreat, we recommend keeping a long-term perspective, rather than over-focusing on the market's daily twists and turns. While the economic backdrop seems to remain near perfect, the one thing we believe investors should be prepared for is more market volatility. It also makes sense to do something we've always advocated: set realistic expectations, since, as we've also seen this year, markets can move down as fast as they go up.

     Use this time of heightened volatility as an opportunity to review your portfolio's asset allocations with your investment professional. After such a strong advance in equities over the last two and a half years, it could be time to rebalance your portfolio, if you haven't already, to maintain your desired targets of diversification. As part of that process, make sure that your investment strategies still reflect your individual time horizons, objectives and risk tolerance. Despite turbulence, one thing remains constant. A well-constructed plan and a cool head can be the best tools for reaching your financial goals.

Sincerely,

/s/ Edward J. Boudreau, Jr.

EDWARD J. BOUDREAU, JR., CHAIRMAN AND CHIEF EXECUTIVE OFFICER

================================================================================

                      By Roger Hamilton, Portfolio Manager

                                  John Hancock
                             Intermediate Maturity
                                Government Fund

                     Economy keeps bond investors guessing;
                     --------------------------------------
                           search for yield continues
                           --------------------------

Recently John Hancock Intermediate Maturity Government Fund's fiscal year end changed from March to May. What follows is a discussion of the Fund's performance for the 12-month period ended May 31, 1997.

At certain times, the bond market has its limits. This past year was one of those times. Prices moved up and down, in line with the latest economic trends. But yields -- which move in the opposite direction of prices -- stayed within a definite range. Last June, the economy was growing at a fast clip. Investors expected the Federal Reserve to increase rates at its early July meeting. Yields climbed, with the five-year Treasury hitting a ceiling of 6.85%, up from 6.63% on May 31, 1996. When the Fed didn't raise rates, bond prices rallied briefly. But indications of the economy's increasing strength soon caused a downturn. The market again reversed course in mid-September, amid slower economic growth and low inflation. Bond prices gained ground, with five-year Treasury yields bottoming at 5.83% in late November.

--------------------------------------------------------------------------------
"With...little chance of significant price gains, investors looked to yield..."
--------------------------------------------------------------------------------

Bond yields started moving up again in December, as the economy picked up steam

[A 2 1/2" x 3 3/4"  photo of Roger  Hamilton  and Barry  Evans.  Caption  reads:
"Roger Hamilton (right), portfolio manager and Barry Evans (seated), head of the Government Fixed-Income department"]

================================================================================

           John Hancock Funds - Intermediate Maturity Government Fund


[Pie chart with the heading "Portfolio Diversification" at top of left hand column. The chart is divided into three sections. Going from top clockwise:
Short-Term Investments 7%; U.S. Treasury Bonds 43%; U.S. Government Agency Bonds 50%.]

--------------------------------------------------------------------------------
"... investors looked to yield to enhance their total return."
--------------------------------------------------------------------------------

and investors anticipated a Fed rate hike. On March 25, 1997, the Fed finally did raise rates one-quarter percentage point. Fueled by news of the economy's blistering first quarter pace, yields continued climbing -- with the five-year Treasury peaking again at 6.86% in mid-April. A mild spring, auto strikes and floods in the Midwest eventually dampened second quarter consumer spending, slowing the economy's growth. Yields fell, ending May at 6.50%.

     Despite these gyrations, money flowed into the U.S. bond market from both domestic and foreign investors. With interest rates staying within a range and little chance of significant price gains, investors looked to yield to enhance their total return. As a result, securities with a yield advantage over Treasuries -- including both mortgage bonds and U.S. government agencies -- came out ahead.

Mortgages boost performance
A high stake in mortgage bonds helped John Hancock Intermediate Maturity Fund's Class A and Class B shares post a total return of 7.50% and 6.76%, respectively, at net asset value, for the year ended May 31, 1997. By comparison, the average intermediate-term government fund returned 6.94%, according to Lipper Analytical Services, Inc. 1 During the same period, the Lehman Brothers Intermediate Government Bond Index returned 7.12%. Please see pages six and seven for longer-term performance information.

     During the period, the Fund had between 50% and 66% of its assets in mortgage-backed securities. We maintained this mortgage stake throughout the summer, lightening up in the fall rally. Then in December, we began adding again. Mortgages reached a high of 66% in March of 1997. Our heaviest concentration was in 15-year, fixed-rate mortgage bonds issued by the Federal National Mortgage Association (FNMAs). We bought them partly because shorter maturity mortgage bonds are usually more stable than longer maturity ones when rates are rising. Plus, demand in the 15-year sector was increasing as new issuance was falling off -- a combination that pushed up prices nicely. Shortly before the Fed's March meeting, we decided to take some profits, leaving us with a 50% stake in mortgages. This helped us right before the Fed meeting when the mortgage market was volatile. With hindsight, we would have done slightly better by keeping our investment, since mortgages continued to outpace Treasuries.

     We invested the proceeds from our mortgage sales in both ends of the maturity spectrum -- short and 30-year Treasuries. We did this because we expected short-term yields to rise more than long-term yields in anticipation of a possible Fed rate hike. When rates increased in March, the Fund benefited. However, we gave back some of our gains in May when the Fed decided not to raise rates. We've continued to keep this same

================================================================================

           John Hancock Funds - Intermediate Maturity Government Fund


[Bar chart with heading "Fund Performance" at top of left hand column. Under the heading is the footnote: "For the 12 months ended May 31, 1997." The chart is scaled in increments of 2% from bottom to top, with 8% at the top and 0% at the bottom. Within the chart, there are three solid bars. The first represents the 7.50% total return for John Hancock Intermediate Maturity Government Fund: Class
A. The second represents the 6.76% total return for John Hancock Intermediate Maturity Government Fund: Class B. The third represents the 6.94% total return for the Average intermediate term government fund. Footnote below reads: "Total returns for John Hancock Intermediate Maturity Government Fund are at net asset value with all distributions reinvested. The average intermediate-term government fund is tracked by Lipper Analytical Services (1). See the following two pages for historical performance information.]

structure, however, because we expect another rate hike during the summer months. "The bond market today offers investors exceptional values." The Fund's shorter-than-average duration also helped us early in 1997, as interest rates climbed. Duration measures how sensitive a bond's price is to interest rate changes. The longer a bond's duration, the more its price will fall as rates rise -- or rise as rates fall. In October, as rates fell, we raised duration to
4.1 years. But in December, with signs of a stronger economy, we decided to shorten duration to 3.5 years, which was below our peer group average. We raised duration slightly in January to 3.8 years, where it remained the rest of the period.

Optimistic outlook
We expect the economy to perk up soon, given the fact that unemployment is at a 24-year low, the stock market is strong and housing prices are rising. To measure the economy's direction, we'll be watching retail sales, the benefits component of the employment cost index and vendor delivery time. If these increase faster than expected, we believe the Fed will raise rates at least once -- if not twice -- more. We'll keep the Fund in neutral -- with a 50% stake in mortgages and 3.8 year duration -- until we're more certain about a Fed move. A rate increase, however, would give us a chance to buy bonds at cheaper prices and lengthen duration.

     Eventually when the economy finally does slow and interest rates begin to fall, bond prices could make some serious gains. The bond market today offers investors exceptional values. Today's bond yields are much higher than inflation, which is around 2% or 3%. In fact, it would be difficult for inflation to get out of control, given limited growth in the labor force and baby boomers' desire to increase savings. In addition, the United States is getting its fiscal house in order. With spending under control and a shrinking deficit, the government will need to issue fewer bonds. Less supply should in turn help Treasury prices. Taken together, these factors could propel the bond market into new territory.

--------------------------------------------------------------------------------

This commentary reflects the views of the portfolio manager through the end of the Fund's period discussed in this report. Of course, the manager's views are subject to change as market and other conditions warrant.

1Figures from Lipper Analytical Services, Inc. include reinvested dividends and do not take into account sales charges. Actual load-adjusted performance is lower.

================================================================================
--------------------------------------------------------------------------------
                             A LOOK AT PERFORMANCE
--------------------------------------------------------------------------------


The tables on the right show the cumulative total returns and the average annual total returns for the John Hancock Intermediate Maturity Government Fund. Total return is a performance measure that equals the sum of all income and capital gains dividends, assuming reinvestment of these distributions, and the change in the price of the Fund's shares, expressed as a percentage of the Fund's net asset value per share. Performance figures include the maximum applicable sales charge of 3% for Class A shares. The effect of the maximum contingent deferred sales charge for Class B shares (maximum 3% and declining to 0% over five years) is included in Class B performance. Remember that all figures represent past performance and are no guarantee of how the Fund will perform in the future. Also, keep in mind that the total return and share price of the Fund's investments will fluctuate. As a result, your Fund's shares may be worth more or less than their original cost, depending on when you sell them.

--------------------------------------------------------------------------------
                            CUMULATIVE TOTAL RETURNS
--------------------------------------------------------------------------------

For the period ended March 31, 1997
                                             One          Five     Most Recent
                                             Year         Years     Ten Years
                                          ----------   ----------   ----------
John Hancock Intermediate Maturity
  Government Fund: Class A                   1.42%        21.10%     23.46%(1)
John Hancock Intermediate Maturity
  Government Fund: Class B                   0.84%        20.83%     23.00%(1)

--------------------------------------------------------------------------------
                          AVERAGE ANNUAL TOTAL RETURNS
--------------------------------------------------------------------------------

For the period ended March 31, 1997
                                             One          Five     Most Recent
                                             Year         Years     Ten Years
                                          ----------   ----------   ----------
John Hancock Intermediate Maturity
  Government Fund: Class A(2)                1.42%         3.90%      4.10%(1)
John Hancock Intermediate Maturity
  Government Fund: Class B(2)                0.84%         3.86%      4.02%(1)

--------------------------------------------------------------------------------
                                     YIELDS
--------------------------------------------------------------------------------

As of May 31, 1997
                                                                   SEC 30-Day
                                                                      Yield
                                                                   ----------
John Hancock Intermediate Maturity
  Government Fund: Class A                                            6.09%
John Hancock Intermediate Maturity
  Government Fund: Class B                                            5.52%



                              Notes to Performance

(1)  Class A and Class B shares started on December 31, 1991.

(2) The Adviser voluntarily reduced a portion of the management fee during the period. Without the reduction of expenses, the average annual total return for the one-year, five-year and since inception periods would have been 0.72%, 3.35% and 3.53% for Class A shares, respectively, and for Class B shares 0.14%, 3.31% and 3.45%, respectively.

================================================================================
--------------------------------------------------------------------------------
                    WHAT HAPPENED TO A $10,000 INVESTMENT...
--------------------------------------------------------------------------------


The charts on the right show how much a $10,000 investment in John Hancock Intermediate Maturity Government Fund would be worth on May 31, 1997, assuming you invested on the day each class of shares started and reinvested all distributions. For comparison, we've shown the same $10,000 investment in both the Lipper Intermediate U.S. Government Index and Lehman Intermediate Government Bond Index. The Lipper Intermediate U.S. Government Index is an equally weighted unmanaged index that measures the performance of funds with at least 65% of their assets in securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities with dollar-weighted average maturities of five to ten years. The Lehman Intermediate Government Bond Index is an unmanaged index that measures the performance of U.S.Treasury bonds and U.S. Government Agency bonds.

[Line chart with the heading Intermediate Maturity Government Fund: Class A, representing the growth of a hypothetical $10,000 investment over the life of the fund. Within the chart are four lines. The first line represents the value of the Lehman Intermediate Government Bond Index and is equal to $14,151 as of May 31, 1997. The second line represents the value of the Lipper Intermediate U.S. Government Index and is equal to $13,384 as of May 31, 1997. The third line represents the value of the hypothetical $10,000 investment made in the Intermediate Maturity Government Fund on December 31, 1991, before sales charge, and is equal to $12,999 as of March 31, 1996. The fourth line represents the Intermediate Maturity Government Fund, after sales charge, and is equal to $12,609 as of May 31, 1997.]

[Line chart with the heading Intermediate Maturity Government Fund: Class B*, representing the growth of a hypothetical $10,000 investment over the life of the fund. Within the chart are three lines. The first line represents the value of the Lehman Government Bond Index and is equal to $14,151 as of May 31, 1997. The second line represents the value of the Lipper Intermediate U.S. Government Index and is equal to $13,384 as of May 31, 1997. The third line represents the value of the hypothetical $10,000 investment made in the Intermediate Maturity Government Fund on December 31, 1991, before sales charge, and is equal to $12,546 as of May 31, 1997.]

*No contingent deferred sales charge applicable.

================================================================================
                              FINANCIAL STATEMENTS

           John Hancock Funds - Intermediate Maturity Government Fund

Statement of Assets and Liabilities
May 31, 1997
--------------------------------------------------------------------------------
Assets:
  Investments at value -- Note C:
    U.S. government and agencies securities (cost -- $26,998,675) ...................    $27,006,672
    Joint repurchase agreement (cost - $2,904,000) ..................................      2,904,000
    Corporate savings account .......................................................            473
                                                                                         -----------
 ....................................................................................     29,911,145
  Receivable for investments sold ...................................................        977,082
  Interest receivable ...............................................................        357,421
  Receivable to John Hancock Advisers, Inc. and affiliates -- Note B ................         19,475
  Other assets ......................................................................         10,104
                                                                                         -----------
                         Total Assets ...............................................     31,275,227
                         ---------------------------------------------------------------------------
Liabilities:
  Payable for investments purchased .................................................      2,032,327
  Payable for shares repurchased ....................................................          2,005
  Accounts payable and accrued expenses .............................................         35,012
                                                                                         -----------
                         Total Liabilities ..........................................      2,069,344
                         ---------------------------------------------------------------------------
Net Assets:
  Capital paid-in ...................................................................     29,962,850
  Accumulated net realized loss on investments ......................................   (    773,899)
  Net unrealized appreciation of investments ........................................          8,464
  Undistributed net investment income ...............................................          8,468
                                                                                         -----------
                         Net Assets .................................................    $29,205,883
                         ===========================================================================
Net Asset Value Per Share:
  (Based on net asset values and shares of beneficial interest outstanding --
    unlimited number of shares authorized with no par value, respectively)
    Class A -- $22,754,663 / 2,405,279 ..............................................    $      9.46
    ================================================================================================
    Class B -- $6,451,220 / 681,925 .................................................    $      9.46
    ================================================================================================
Maximum Offering Price Per Share*
    Class A -- ($9.46 x 103.09%) ....................................................    $      9.75
    ================================================================================================

* On single retail sales of less than $100,000. On sales of $100,000 or more and on group sales the offering price is reduced.


The Statement of Assets and Liabilities is the Fund's balance sheet and shows the value of what the Fund owns, is due and owes on May 31, 1997. You'll also find the net asset value and the maximum offering price per share as of that date.

                       SEE NOTES TO FINANCIAL STATEMENTS.

================================================================================
                              FINANCIAL STATEMENTS

           John Hancock Funds - Intermediate Maturity Government Fund


Statement of Operations
--------------------------------------------------------------------------------

                                                                                                                  PERIOD FROM
                                                                                               YEAR ENDED        APRIL 1, 1997
                                                                                             MARCH 31, 1997    TO MAY 31, 1997(1)
                                                                                             --------------    ------------------
Investment Income:
  Interest ...............................................................................     $2,552,330          $378,436
                                                                                               ----------          --------
  Expenses:
    Investment management fee - Note B ...................................................        132,601            19,526
    Distribution and service fee - Note B
      Class A ............................................................................         64,288             9,432
      Class B ............................................................................         68,775            11,086
    Transfer agent fee - Note B ..........................................................         43,780             5,211
    Custodian fee ........................................................................         40,119             7,518
    Registration and filing fees .........................................................         31,940            21,796
    Auditing fee .........................................................................         13,736            20,000
    Printing .............................................................................          9,158             5,899
    Organization expense - Note A ........................................................          7,252                --
    Financial services fee - Note B ......................................................          4,508               915
    Trustees' fees .......................................................................          3,074               110
    Miscellaneous ........................................................................          1,004               517
    Advisory board fee ...................................................................            436                --
    Legal fees ...........................................................................            197                13
                                                                                               ----------          --------
                         Total Expenses ..................................................        420,868           102,023
                         --------------------------------------------------------------------------------------------------
                         Less Expense Reductions - Note B ................................    (   122,053)        (  57,097)
                         --------------------------------------------------------------------------------------------------
                         Net Expenses ....................................................        298,815            44,926
                         --------------------------------------------------------------------------------------------------
                         Net Investment Income ...........................................      2,253,515           333,510
                         --------------------------------------------------------------------------------------------------
Realized and Unrealized Gain (Loss) on Investments:
  Net realized loss on investments sold ..................................................    (   759,398)        (  50,466)
  Change in net unrealized appreciation/depreciation
    of investments .......................................................................    (    37,403)          334,487
                                                                                               ----------          --------
                         Net Realized and Unrealized Gain (Loss) on Investments ..........    (   796,801)          284,021
                         --------------------------------------------------------------------------------------------------
                         Net Increase in Net Assets Resulting from Operations ............     $1,456,714          $617,531
                         ==================================================================================================

(1) Effective  May 31, 1997,  the fiscal period end changed from March 31 to May 31.

The Statement of Operations summarizes the Fund's investment income earned and expenses incurred in operating the Fund. It also shows net gains (losses) for the period stated.

                       SEE NOTES TO FINANCIAL STATEMENTS.

================================================================================
                              FINANCIAL STATEMENTS

           John Hancock Funds - Intermediate Maturity Government Fund


Statement of Changes in Net Assets
--------------------------------------------------------------------------------

                                                                                     YEAR ENDED MARCH 31,          PERIOD FROM
                                                                               ------------------------------   APRIL 1, 1997 TO
                                                                                    1996             1997        MAY 31, 1997(1)
                                                                               -------------    -------------    ---------------
Increase (Decrease) in Net Assets:
From Operations:
  Net investment income ...................................................     $ 2,005,181      $ 2,253,515       $   333,510
  Net realized gain (loss) on investments sold ............................         333,135     (    759,398)     (     50,466)
  Change in net unrealized appreciation/depreciation of investments .......    (    577,061)    (     37,403)          334,487
                                                                                -----------      -----------       -----------
      Net Increase in Net Assets Resulting from Operations ................       1,761,255        1,456,714           617,531
                                                                                -----------      -----------       -----------
Distributions to Shareholders:
  Dividends from net investment income
    Class A - ($0.6385, $0.6612, and $0.1092 per share, respectively) .....    (  1,494,279)    (  1,787,778)     (    261,624)
    Class B - ($0.5746, $0.5968, and $0.0973 per share, respectively) .....    (    540,604)    (    466,451)     (     68,448)
  Distributions from net realized gain on investments sold
    Class A - (none, $0.0782, and none per share, respectively) ...........           --        (    189,501)            --
    Class B - (none, $0.0782, and none per share, respectively) ...........           --        (     58,760)            --
                                                                                -----------      -----------       -----------
      Total Distributions to Shareholders .................................    (  2,034,883)    (  2,502,490)     (    330,072)
                                                                                -----------      -----------       -----------
From Fund Share Transactions - Net*: ......................................      15,373,658     (  7,687,534)           96,288
                                                                                -----------      -----------       -----------
Net Assets:
  Beginning of period .....................................................      22,455,416       37,555,446        28,822,136
                                                                                -----------      -----------       -----------
  End of period (including undistributed net investment income of $3,180 and distributions in excess of net investment income of $6,462 and
    undistributed net investment income of $8,468, respectively) ..........     $37,555,446      $28,822,136       $29,205,883
                                                                                ===========      ===========       ===========
*Analysis of Fund Share Transactions:
                                                                       YEAR ENDED MARCH 31,                        PERIOD FROM
                                                       ----------------------------------------------------     APRIL 1, 1997 TO
                                                                1996                         1997                MAY 31, 1997(1)
                                                       ------------------------    -----------------------    ---------------------
                                                        SHARES        AMOUNT         SHARES       AMOUNT       SHARES      AMOUNT
                                                       ---------    -----------    ---------    ----------    --------   ----------
CLASS A
  Shares sold ......................................   1,360,554    $13,397,732      387,191    $3,706,355    222,104    $2,089,262
  Shares issued in reorgnization - Note D ..........   2,305,865     22,643,129        --            --         --            --
  Shares issued to shareholders in reinvestment
    of distributions ...............................      54,240        535,013       77,547       741,124     10,430        98,314
                                                       ---------    -----------    ---------    ----------    -------    ----------
 ...................................................   3,720,659     36,575,874      464,738     4,447,479    232,534     2,187,576
  Less shares repurchased ..........................  (2,047,851)  ( 20,195,985)  (1,107,750)  (10,635,603)  (180,446)  ( 1,700,404)
                                                       ---------    -----------    ---------    ----------    -------    ----------
  Net increase (decrease) ..........................   1,672,808    $16,379,889   (  643,012)  ($6,188,124)    52,088    $  487,172
                                                       =========    ===========    =========    ==========    =======    ==========
CLASS B
  Shares sold ......................................     128,155    $ 1,251,224      465,120    $4,452,149    187,610    $1,766,769
  Shares issued in reorgnization - Note D ..........      77,218        758,254        --            --         --            --
  Shares issued to shareholders in reinvestment
    of distributions ...............................      33,456        329,875       32,043       306,162      3,959        37,319
                                                       ---------    -----------    ---------    ----------    -------    ----------
 ...................................................     238,829      2,339,353      497,163     4,758,311    191,569     1,804,088
  Less shares repurchased ..........................  (  329,486)  (  3,345,584)  (  654,247)  ( 6,257,721)  (233,349)  ( 2,194,972)
                                                       ---------    -----------    ---------    ----------    -------    ----------
  Net  decrease ....................................  (   90,657)  ($ 1,006,231)  (  157,084)  ($1,499,410)  ( 41,780)  ($ 390,884)
                                                       =========    ===========    =========    ==========    =======    ==========

(1) Effective May 31, 1997, the fiscal period end changed from March 31 to May 31.

The Statement of Changes in Net Assets shows how the value of the Fund's net assets has changed since the end of the previous period. The difference reflects earnings less expenses, any investment gains and losses, distributions paid to shareholders and any increase or decrease in money shareholders invested in the Fund. The footnote illustrates the number of Fund shares sold, reinvested and repurchased during the last three periods, along with the corresponding dollar value.

                       SEE NOTES TO FINANCIAL STATEMENTS.

================================================================================
                              FINANCIAL STATEMENTS

           John Hancock Funds - Intermediate Maturity Government Fund


Financial Highlights
Selected data for a share of beneficial interest outstanding throughout each period indicated, investment returns, key ratios and supplemental data are as follows:
--------------------------------------------------------------------------------

                                                                                    YEAR ENDED MARCH 31,              PERIOD FROM
                                                                  ------------------------------------------------- APRIL 1, 1997 TO
                                                                   1993      1994      1995(1)   1996        1997   MAY 31, 1997(8)
                                                                  --------  --------  --------  --------    ------- ----------------
CLASS A
Per Share Operating Performance
  Net Asset Value, Beginning of Period .........................  $ 10.03   $ 10.05   $  9.89   $  9.79     $  9.69   $  9.37
                                                                  -------   -------   -------   -------     -------   -------
  Net Investment Income ........................................     0.58      0.41      0.49      0.62        0.67      0.11(7)
  Net Realized and Unrealized Gain (Loss) on Investments .......     0.02  (   0.16) (   0.11) (   0.08)   (   0.25)     0.09
                                                                  -------   -------   -------   -------     -------   -------
      Total from Investment Operations .........................     0.60      0.25      0.38      0.54        0.42      0.20
                                                                  -------   -------   -------   -------     -------   -------
  Less Distributions:
    Dividends from Net Investment Income ....................... (   0.58) (   0.41) (   0.48) (   0.64)   (   0.66) (   0.11)
    Distributions from Net Realized Gain on Investments Sold ...     --        --        --        --      (   0.08)     --
                                                                  -------   -------   -------   -------     -------   -------
      Total Distributions ...................................... (   0.58) (   0.41) (   0.48) (   0.64)   (   0.74) (   0.11)
                                                                  -------   -------   -------   -------     -------   -------
  Net Asset Value, End of Period ...............................  $ 10.05   $  9.89   $  9.79   $  9.69     $  9.37   $  9.46
                                                                  =======   =======   =======   =======     =======   =======
  Total Investment Return at Net Asset Value (2) ...............    6.08%     2.51%     3.98%     5.60%       4.56%     2.13%(10)
  Total Adjusted Investment Return at Net Asset Value (2,3) ....    5.53%     2.27%     3.43%     4.83%       4.19%     1.93%(10)

Ratios and  Supplemental Data
  Net Assets, End of Period (000s omitted) .....................  $33,273   $24,310   $12,950   $29,024     $22,043   $22,755
  Ratio of Expenses to Average Net Assets (4) ..................    0.50%     0.75%     0.80%     0.75%       0.75%     0.75%(9)
  Ratio of Adjusted Expenses to Average Net Assets (4,5) .......    1.05%     0.99%     1.35%     1.45%       1.12%     1.92%(9)
  Ratio of Net Investment Income to Average Net Assets .........    5.47%     4.09%     4.91%     6.49%       6.99%     7.07%(9)
  Ratio of Adjusted Net Investment Income to Average
    Net Assets (5) .............................................    4.92%     3.85%     4.36%     5.79%       6.62%     5.90%(9)
  Fee Reduction Per Share (7) ..................................  $  0.06   $  0.02   $  0.05   $  0.07     $  0.04   $  0.02
  Portfolio Turnover Rate ......................................      186%     244%      341%      423%(6)     427%       77%





The Financial Highlights summarizes the impact of the following factors on a single share for each period indicated: the net investment income, net realized and unrealized gains (losses), dividends and total investment return of the Fund. It shows how the Fund's net asset value for a share has changed since the end of the previous period. Additionally, important relationships between some items presented in the financial statements are expressed in ratio form.

                       SEE NOTES TO FINANCIAL STATEMENTS.

================================================================================
                              FINANCIAL STATEMENTS

           John Hancock Funds - Intermediate Maturity Government Fund


Financial Highlights (continued)
--------------------------------------------------------------------------------

                                                                                    YEAR ENDED MARCH 31,              PERIOD FROM
                                                                  ------------------------------------------------- APRIL 1, 1997 TO
                                                                   1993      1994      1995(1)   1996        1997   MAY 31, 1997(8)
                                                                  --------  --------  --------  --------    ------- ----------------
CLASS B
Per Share Operating Performance
  Net Asset Value, Beginning of Period                            $ 10.03   $ 10.05   $  9.89   $  9.79     $  9.69   $  9.37
                                                                  -------   -------   -------   -------     -------   -------
  Net Investment Income                                              0.51      0.34      0.43      0.57        0.60      0.10(7)
  Net Realized and Unrealized Gain (Loss) on Investments             0.02  (   0.16) (   0.11) (   0.10)   (   0.24)     0.09
                                                                  -------   -------   -------   -------     -------   -------
      Total from Investment Operations                               0.53      0.18      0.32      0.47        0.36      0.19
                                                                  -------   -------   -------   -------     -------   -------

  Less Distributions:
    Dividends from Net Investment Income                         (   0.51) (   0.34) (   0.42) (   0.57)   (   0.60) (   0.10)
    Distributions from Net Realized Gain on Investments Sold         --        --        --        --      (   0.08)     --
                                                                  -------   -------   -------   -------     -------   -------
      Total Distributions                                        (   0.51) (   0.34) (   0.42) (   0.57)   (   0.68) (   0.10)
                                                                  -------   -------   -------   -------     -------   -------
  Net Asset Value, End of Period                                  $ 10.05   $  9.89   $  9.79   $  9.69     $  9.37   $  9.46
                                                                  =======   =======   =======   =======     =======   =======
  Total Investment Return at Net Asset Value (2)                    5.40%     1.85%     3.33%     4.92%       3.84%     2.01%(10)
  Total Adjusted Investment Return at Net Asset Value (2,3)         4.85%     1.61%     2.78%     4.15%       3.47%     1.81%(10)

Ratios and Supplemental Data
  Net Assets, End of Period (000s omitted)                        $13,753  $11,626    $ 9,506   $ 8,532     $ 6,779   $ 6,451
  Ratio of Expenses to Average Net Assets (4)                       1.15%    1.40%      1.45%     1.40%       1.43%     1.50%(9)
  Ratio of Adjusted Expenses to Average Net Assets (4,5)            1.70%    1.64%      2.00%     2.10%       1.80%     2.67%(9)
  Ratio of Net Investment Income to Average Net Assets              4.82%    3.44%      4.26%     5.80%       6.30%     6.04%(9)
  Ratio of Adjusted Net Investment Income to Average
    Net Assets (5)                                                  4.27%   3.20%       3.71%     5.10%       5.93%     4.87%(9)
  Fee Reduction Per Share (7)                                     $  0.06  $  0.02    $  0.05   $  0.07     $  0.04   $  0.02
  Portfolio Turnover Rate                                            186%    244%        341%      423%(6)     427%       77%

 (1)  On December 22, 1994, John Hancock Advisers, Inc. became the investment adviser of the Fund.
 (2)  Assumes dividend reinvestment and does not reflect the effect of sales charges.
 (3)  An estimated total return calculation that does not take into consideration fee reductions by the Adviser during the periods shown.
 (4)  Beginning on December 31, 1991 (commencement of operations) through March 31, 1995, the expenses used in the ratios represented the expenses of the Fund plus expenses incurred indirectly from the Adjustable U.S. Government Fund (the "Portfolio"), the mutual fund in which the Fund invested all of its assets. The expenses used in the ratios for the fiscal year ended March 31, 1996 include the expenses of the Portfolio through September 22, 1995.
 (5)  Unreimbursed, without fee reduction.
 (6)  Portfolio turnover rate excludes merger activity.
 (7)  Based on average month end shares outstanding.
 (8)  Effective May 31, 1997, the fiscal period end changed from March 31 to May 31.
 (9)  Annualized.
(10)  Not annualized.


                       SEE NOTES TO FINANCIAL STATEMENTS.

================================================================================
                              FINANCIAL STATEMENTS

           John Hancock Funds - Intermediate Maturity Government Fund


Schedule of Investments
May 31, 1997
--------------------------------------------------------------------------------

The Schedule of Investments is a complete list of all securities owned by Intermediate Maturity Government Fund on May 31, 1997. It's divided into two main categories: U.S. government and agencies and short-term investments. Short-term investments, which represent the Fund's "cash" position, are listed last.

                                                                              PAR  VALUE
                                                INTEREST        MATURITY        (000s         MARKET
ISSUER, DESCRIPTION                               RATE            DATE         OMITTED)       VALUE
-------------------                               ----            ----         --------       -----
U.S. GOVERNMENT AND AGENCIES SECURITIES
Governmental - U.S. (42.74%)
  United States Treasury,
    Bond ....................................     11.125%        08-15-03       $2,000    $  2,457,500
    Bond ....................................     12.000         08-15-13        2,250       3,142,958
    Bond ....................................      6.625         02-15-27          750         722,580
    Note ....................................      9.250         08-15-98        1,975       2,048,450
    Note ....................................      9.125         05-15-99        1,000       1,052,810
    Note ....................................      7.875         08-15-01        1,000       1,050,470
    Note ....................................      6.625         03-31-02        2,000       2,008,740
                                                                                          ------------
                                                                                            12,483,508
                                                                                          ------------
Governmental - U.S. Agencies (49.73%)
  Federal Home Loan Mortgage Corp,
    Adjustable Rate Mortgage ................      7.250#        05-01-17           52          53,605
    Adjustable Rate Mortgage ................      7.750#        10-01-18           58          59,480
  Federal National Mortgage Association,
    15 Yr Pass thru Ctf .....................      7.500         06-01-10        2,168       2,196,831
    15 Yr Pass thru Ctf .....................      7.000         10-01-11        2,902       2,885,177
    Adjustable Rate Mortgage ................      6.671#        03-01-14 to        45          45,099
                                                                 06-01-14
    Adjustable Rate Mortgage ................      6.875#        05-01-13           45          46,136
    Adjustable Rate Mortgage ................      7.256#        05-01-17          197         194,130
    Adjustable Rate Mortgage ................      7.250#        03-01-27           40          40,479
  Government National Mortgage Association,
    30 Yr Pass thru Ctf .....................     12.000         02-15-14           24          27,241
    30 Yr Pass thru Ctf .....................     12.500         07-15-15           37          43,344
    30 Yr Pass thru Ctf .....................      7.500         05-15-24        1,882       1,884,070
    30 Yr Pass thru Ctf .....................      8.000         05-15-25 to     5,602       5,710,858
                                                                 10-15-25
Adjustable Rate Mortgage ....................      6.875#        10-20-23        1,304       1,336,714
                                                                                          ------------
                                                                                            14,523,164
                                                                                          ------------
                                                TOTAL U.S. GOVERNMENT AND
                                                      AGENCIES SECURITIES
                                                       (Cost $26,998,675)      (92.47%)     27,006,672
                                                                                ------    ------------

                       SEE NOTES TO FINANCIAL STATEMENTS.
                                       13

================================================================================
                              FINANCIAL STATEMENTS

           John Hancock Funds - Intermediate Maturity Government Fund


SHORT-TERM INVESTMENTS
Joint Repurchase Agreement (9.94%)
  Investment in a joint repurchase agreement
  transaction with Swiss Bank Corp. -
  Dated 05-30-97, Due 06-02-97
  (secured by U.S. Treasury Notes, 6.375%, Due 05-15-99,
  U.S. Treasury Bonds, 6.250% - 11.250%, Due 11-15-08
  thru 08-15-23) - Note A                                                  5.560%         $2,904      $  2,904,000
                                                                                                      ------------
Corporate Savings Account (0.00%)
  Investors Bank & Trust Company
  Daily Interest Savings Account
  Current Rate 4.95%                                                                                           473
                                                                                                      ------------
                                                     TOTAL SHORT-TERM INVESTMENTS        (  9.94%)       2,904,473
                                                                                          -------     ------------
                                                      TOTAL INVESTMENTS                  (102.41%)    $ 29,911,145
                                                                                          =======     ============

# Represents rate in effect on May 31, 1997.

The percentage shown for each investment category is the total value of that category as a percentage of the net assets of the Fund.






















                       SEE NOTES TO FINANCIAL STATEMENTS.

================================================================================
                         NOTES TO FINANCIAL STATEMENTS

           John Hancock Funds - Intermediate Maturity Government Fund


NOTE A --
ACCOUNTING POLICIES
John Hancock Bond Trust (the "Trust") is an open-end management investment company, registered under the Investment Company Act of 1940. The Trust consists of three series: John Hancock Intermediate Maturity Government Fund (the "Fund"), John Hancock Government Income Fund and John Hancock High Yield Bond Fund. The other two series of the Trust are reported in separate financial statements. On June 25, 1996 the Trustees voted to approve a change in the fiscal period from March 31 to May 31. This change is effective May 31, 1997.The investment objective of the Fund is to achieve a high level of current income consistent with preservation of capital and maintenance of liquidity.

   The Trustees have authorized the issuance of multiple classes of shares of the Fund, designated as Class A and Class B. The shares of each class represent an interest in the same portfolio of investments of the Fund and have equal rights to voting, redemption, dividends and liquidation, except that certain expenses, subject to the approval of the Trustees, may be applied differently to each class of shares in accordance with current regulations of the Securities and Exchange Commission. Shareholders of a class which bears distribution and service expenses under the terms of a distribution plan have exclusive voting rights to that distribution plan.

   Significant accounting policies of the Fund are as follows:

VALUATION OF INVESTMENTS Securities in the Fund's portfolio are valued on the basis of market quotations, valuations provided by independent pricing services or at fair value as determined in good faith in accordance with procedures approved by the Trustees. Short-term debt investments maturing within 60 days are valued at amortized cost which approximates market value.

JOINT REPURCHASE AGREEMENT Pursuant to an exemptive order issued by the Securities and Exchange Commission, the Fund, along with other registered investment companies having a management contract with John Hancock Advisers, Inc. (the "Adviser"), a wholly owned subsidiary of The Berkeley Financial Group, may participate in a joint repurchase agreement transaction. Aggregate cash balances are invested in one or more repurchase agreements, whose underlying securities are obligations of the U.S. government and/or its agencies. The Fund's custodian bank receives delivery of the underlying securities for the joint account on the Fund's behalf. The Adviser is responsible for ensuring that the agreement is fully collateralized at all times.

INVESTMENT TRANSACTIONS Investment transactions are recorded as of the date of purchase, sale or maturity. Net realized gains and losses on sales of investments are determined on the identified cost basis.

DISCOUNT ON SECURITIES The Fund accretes discount from par value on securities from either the date of issue or the date of purchase over the life of the security, as required by the Internal Revenue Code.

FEDERAL INCOME TAXES The Fund's policy is to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gains on investments, to its shareholders. Therefore, no federal income or excise tax provision is required. For federal income tax purposes the Fund has $7,980,391 of capital loss carryforward available, to the extent provided by regulations, to offset future net realized capital gains. To the extent such carryforward is used by the Fund, no capital gains distributions will be made. The carryforward expires as follows: May 31, 1998 - $653,763, May 31, 1999 - $2,207,560, May 31,
2000 - $23,234, May 31, 2001 - $4,062,681, May 31, 2002 - $427,159, May 31, 2004
- $427,511, May 31, 2005 - $178,483. The Fund's tax year end is May 31. Expired capital loss carryforwards are reclassified to capital paid-in in the year of expiration.

DIVIDENDS, DISTRIBUTIONS AND INTEREST Interest income on investment securities is recorded on the accrual basis. The Fund records all distributions to shareholders from net investment income and realized gains on the ex-dividend
date.  Such   distributions   are  determined  in  conformity  with  income  tax
regulations, which may differ from generally accepted accounting principles. Dividends paid by the Fund, if any, with respect to each class of shares will be calculated in the same manner, at the same time and will be in the same amount, except for the effect of expenses that may be applied differently to each class.

EXPENSES The majority of the expenses of the Trust were directly identifiable to an individual fund. Expenses which were not readily identifiable to a specific fund were allocated in such a manner as deemed

================================================================================
                         NOTES TO FINANCIAL STATEMENTS

           John Hancock Funds - Intermediate Maturity Government Fund


equitable, taking into consideration, among other things, the nature and type of expense and the relative sizes of the funds.

CLASS ALLOCATIONS Income, common expenses and realized and unrealized gains (losses) are determined at the Fund level and allocated daily to each class of shares based on the appropriate net assets of the respective classes. Distribution and service fees, if any, are calculated daily at the class level based on the appropriate net assets of each class and the specific expense rate(s) applicable to each class.

ORGANIZATION EXPENSE Expenses incurred in connection with the organization of the Fund have been capitalized and are being charged to operations ratably over a five-year period that began with the commencement of investment operations of the Fund.

USE OF ESTIMATES The preparation of these financial statements in accordance with generally accepted accounting principles incorporates estimates made by management in determining the reported amounts of assets, liabilities, revenues and expenses of the Fund. Actual results could differ from these estimates.

BANK BORROWINGS The Fund is permitted to have bank borrowings for temporary or emergency purposes, including the meeting of redemption requests that otherwise might require the untimely disposition of securities. The Fund had no borrowing activity for the period ended May 31, 1997.

NOTE B --
MANAGEMENT FEE, AND
TRANSACTIONS WITH AFFILIATES AND OTHERS
Under the present investment management contract, the Fund pays a monthly management fee to the Adviser for a continuous investment program equivalent at an annual basis of 0.40% of the Fund's average daily net asset value.

   The Adviser has temporarily agreed to limit fund expenses, including the management fee, to 0.75% and 1.50% of the average net assets attributable to the Class A and Class B shares, respectively. Effective December 24, 1996, the limitation on Class B shares of the Fund increased to 1.50% from 1.40% of the average daily net assets due to an increase in the 12b-1 distribution rate from 0.90% to 1.00% of the average daily net assets. Accordingly, for the period ended May 31, 1997, the reduction in the Adviser's fee collectively with any additional amounts not borne by the Fund by virtue of the expense limit amounted to $57,097.

   The Fund has a distribution agreement with John Hancock Funds, Inc. ("JH Funds"), a wholly owned subsidiary of the Adviser. For the period ended May 31, 1997, net sales charges received with regard to sales of Class A shares amounted to $7,357. Out of this amount, $557 was retained and used for printing prospectuses, advertising, sales literature and other purposes, $2,073 was paid as sales commissions to unrelated broker-dealers and $4,727 was paid as sales commissions to sales personnel of John Hancock Distributors, Inc.
("Distributors"), Tucker Anthony, Incorporated ("Tucker Anthony") and Sutro & Co., Inc. ("Sutro"), all of which are broker-dealers. The Adviser's indirect parent, John Hancock Mutual Life Insurance Company ("JHMLICo"), is the indirect sole shareholder of Distributors and was the indirect sole shareholder until November 29, 1996 of John Hancock Freedom Securities Corporation and its subsidiaries, which include Tucker Anthony and Sutro.

   Class B shares which are redeemed within four years of purchase will be subject to a contingent deferred sales charge ("CDSC") at declining rates beginning at 3.0% of the lesser of the current market value at the time of redemption or the original purchase cost of the shares being redeemed. Proceeds from the CDSC are paid to JH Funds and are used in whole or in part to defray its expenses related to providing distribution related services to the Fund in connection with the sale of Class B shares. For the period ended May 31, 1997, contingent deferred sales charges amounted to $6,128.

   In addition, to reimburse JH Funds for the services it provides as distributor of shares of the Fund, the Fund has adopted a Distribution Plan with respect to Class A and Class B pursuant to Rule 12b-1 under the Investment Company Act of 1940. Accordingly, the Fund will make payments to JH Funds for distribution and service expenses, at an annual rate not to exceed 0.25% of Class A average daily net assets and 1.00% of Class B average daily net assets to reimburse JH Funds for its distribution and service costs. Up to a maximum of 0.25% of such payments may be service fees as defined by the amended Rules of Fair Practice of the National Association of Securities Dealers. Under the amended

================================================================================
                         NOTES TO FINANCIAL STATEMENTS

           John Hancock Funds - Intermediate Maturity Government Fund


Rules of Fair Practice, curtailment of a portion of the Fund's 12b-1 payments could occur under certain circumstances.

   The Board of Trustees approved a shareholder servicing agreement between the Fund and John Hancock Signature Services, Inc. ("Signature Services"), an indirect subsidiary of JHMLICo. The Fund pays transfer agent fees based on the number of shareholder accounts and certain out-of-pocket expenses.

   The Fund has an agreement with the Adviser to perform necessary tax and financial management services for the Fund. The compensation for the period was at an annual rate of 0.01875% of the average net assets of the Fund.

   Mr. Edward J. Boudreau, Jr., Ms. Anne C. Hodsdon and Mr. Richard S. Scipione are trustees and/or officers of the Adviser and/or its affiliates, as well as Trustees of the Fund. The compensation of unaffiliated Trustees is borne by the Fund. The unaffiliated Trustees may elect to defer for tax purposes their receipt of this compensation under the John Hancock Group of Funds Deferred Compensation Plan. The Fund makes investments into other John Hancock funds, as applicable, to cover its liability for the deferred compensation. Investments to cover the Fund's deferred compensation liability are recorded on the Fund's books as an other asset. The deferred compensation liability and the related other asset are always equal and are marked to market on a periodic basis to reflect any income earned by the investment as well as any unrealized gains or losses. At May 31, 1997 the Fund's investments to cover the deferred compensation liability had unrealized appreciation of $467.

NOTE C --
INVESTMENT TRANSACTIONS
Purchases  and  proceeds  from  sales  of  securities,   other  than  short-term
obligations, during the period ended May 31, 1997 aggregated $21,912,539 and $23,106,734, respectively.

   The cost of investments owned at May 31, 1997 (including the joint repurchase agreement) for federal income tax purposes was $30,070,579. Gross unrealized appreciation and depreciation of investments aggregated $260,992, and $420,899, respectively, resulting in net unrealized depreciation of $159,907.

NOTE D --
REORGANIZATION
On September 8, 1995, the shareholders of John Hancock Intermediate Government Trust, (JHIGT) approved a plan of reorganization between JHIGT and the Fund providing for the transfer of substantially all of the assets and liabilities of JHIGT to the Fund in exchange solely for Class A shares and Class B shares of the Fund. The acquisition after the close of business on September 22, 1995 was accounted for as a tax free exchange of 672,093 Class A shares, and 48,918 Class B shares for the net assets of JHIGT which amounted to $6,599,818 and $480,359 for Class A and Class B shares, respectively, including $89,503 of unrealized appreciation.

   Also on September 8, 1995, the shareholders of John Hancock U.S. Government Trust, (JHUSGT) approved a plan of reorganization between JHUSGT and the Fund providing for the transfer of substantially all of the assets and liabilities of JHUSGT to the Fund in exchange solely for Class A shares and Class B shares of the Fund. The acquisition after the close of business on September 22, 1995 was accounted for as a tax free exchange of 1,633,772 Class A shares, and 28,300 Class B shares for the net assets of JHUSGT which amounted to $16,043,311 and $277,895 for Class A and Class B shares, respectively, including $362,315 of unrealized appreciation.

   After the close of business on September 22, 1995, and prior to the acquisitions referred to above, the Portfolio (the Adjustable U.S. Government Fund, the mutual fund in which the Funds invested all of their assets) collapsed into the Fund in a tax-free reorganization resulting in increases in the Fund's undistributed net income of $16,545, unrealized appreciation of investments of $183,471, accumulated net realized loss on investments of $203,823 and capital paid-in of $3,807.

================================================================================
                         NOTES TO FINANCIAL STATEMENTS

           John Hancock Funds - Intermediate Maturity Government Fund


NOTE E --
RECLASSIFICATION OF ACCOUNTS
During the period ended May 31, 1997, the Fund has reclassified amounts to reflect an increase in accumulated net realized loss on investments of $97,818, an increase in undistributed net investment income of $11,492 and an increase in capital paid-in of $86,326. This represents the cumulative amount necessary to report these balances on a tax basis, excluding certain temporary differences, as of May 31, 1997. Additional adjustments may be needed in subsequent reporting periods. These reclassifications, which have no impact on the net asset value of the Fund, are primarily attributable to certain differences in the computation of distributable income and capital gains under federal tax rules versus generally accepted accounting principles.

================================================================================

           John Hancock Funds - Intermediate Maturity Government Fund


REPORT OF INDEPENDENT AUDITORS
To the Board of Trustees and Shareholders of John Hancock Bond Trust
John Hancock Intermediate Maturity Government Fund

We have audited the accompanying statement of assets and liabilities of the John Hancock Intermediate Maturity Government Fund (the "Fund"), one of the portfolios constituting John Hancock Bond Trust, including the schedule of investments, as of May 31, 1997, and the related statement of operations for the period from April 1, 1997 to May 31, 1997 and for the year ended March 31, 1997, the statement of changes in net assets and the financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of May 31, 1997, by correspondence with the custodian and brokers, and other auditing procedures when replies from brokers were not received. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the John Hancock Intermediate Maturity Government Fund portfolio of John Hancock Bond Trust at May 31, 1997, the results of its operations for the period from April 1, 1997 to May 31, 1997 and the year ended March 31, 1997, and the changes in its net assets and the financial highlights for each of the indicated periods, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

Boston, Massachusetts
July 11, 1997

TAX INFORMATION NOTICE (UNAUDITED)
For federal income tax purposes, the following information is furnished with respect to the dividends of the Fund paid during its taxable year ended May 31, 1997.

   All of the dividends paid for the fiscal year are taxable as ordinary income. None of the dividends qualify for the dividends received deduction available to corporations.

   Shareholders will be mailed a 1997 U.S. Treasury Department Form 1099-DIV in January 1998. This will reflect the total of all distributions which are taxable for calendar year 1997.

================================================================================

[LOGO] JOHN HANCOCK FUNDS                                    Bulk Rate
       A Global Investment Management Firm                  U.S. Postage
                                                                PAID
101 Huntington Avenue, Boston, MA 02199-7603                Randolph, MA
1-800-225-5291  1-800-554-6713 (TDD)                        Permit No. 75
Internet: www.jhancock.com/funds




































--------------------------------------------------------------------------------
This report is for the information of shareholders of the John Hancock Intermediate Maturity Government Fund. It may be used as sales literature when preceded or accompanied by the current prospectus, which details charges, investment objectives and operating policies.


[RECYCLE LOGO] Printed on Recycled Paper                              5500A 5/97
                                                                            7/97

JOHN HANCOCK FUNDS
A GLOBAL INVESTMENT MANAGEMENT FIRM


             VOTE THIS PROXY CARD TODAY! YOUR PROMPT RESPONSE WILL
               SAVE YOUR FUND THE EXPENSE OF ADDITIONAL MAILINGS




                    JOHN HANCOCK LIMITED-TERM GOVERNMENT FUND
               101 HUNTINGTON AVENUE, BOSTON, MASSACHUSETTS 02199 SPECIAL MEETING OF SHAREHOLDERS - NOVEMBER 12, 1997
                   PROXY SOLICITATION BY THE BOARD OF TRUSTEES


     The undersigned, revoking previous proxies, hereby appoint(s) Edward J. Boudreau, Jr., Susan S. Newton and James B. Little, with full power of substitution in each, to vote all the shares of beneficial interest of John Hancock Limited-Term Government Fund ("Limited-Term Government Fund") which the undersigned is (are) entitled to vote at the Special Meeting of Shareholders (the "Meeting") of Limited-Term Government Fund to be held at 101 Huntington Avenue, Boston, Massachusetts, on November 12, 1997 at 9:00 a.m., Boston time, and at any adjournment(s) of the Meeting. All powers may be exercised by a majority of all proxy holders or substitutes voting or acting, or, if only one votes and acts, then by that one. Receipt of the Proxy Statement dated September 22, 1997 is hereby acknowledged. If not revoked, this proxy shall be voted for the proposal:


                                            PLEASE SIGN, DATE AND RETURN
                                            PROMPTLY IN ENCLOSED ENVELOPE

                                            Date __________________, 1997

                                             NOTE: Signature(s) should agree
                                             with name(s) printed herein. When
                                             signing as attorney, executor,
                                             administrator, trustee or guardian,
                                             please give your full title as
                                             such. If a corporation, please sign
                                             in full corporate name by president
                                             or other authorized officer. If a
                                             partnership, please sign in
                                             partnership name by authorized
                                             person.

                                             -----------------------------------
                                             Signature(s)

JOHN HANCOCK FUNDS
A GLOBAL INVESTMENT MANAGEMENT FIRM





VOTE THIS PROXY CARD TODAY! YOUR PROMPT RESPONSE WILL SAVE YOUR FUND THE EXPENSE OF ADDITIONAL MAILINGS.

THIS PROXY SHALL BE VOTED IN FAVOR OF (FOR) PROPOSAL 1 IF NO SPECIFICATION IS MADE BELOW. AS TO ANY OTHER MATTER, THE PROXY OR PROXIES SHALL VOTE IN ACCORDANCE WITH THEIR BEST JUDGEMENT. PLEASE VOTE BY FILLING IN THE APPROPRIATE BOX BELOW, AS SHOWN, USING BLUE OR BLACK INK OR DARK PENCIL. DO NOT USE RED INK.

     (1) To approve an Agreement and Plan of Reorganization between Limited-Term Government Fund and John Hancock Intermediate Maturity Government Fund. Under this Agreement, Limited Term Government Fund would transfer all of its assets to Intermediate Maturity Government Fund in exchange for shares of Intermediate Maturity Government Fund. These shares will be distributed proportionately to you and the other shareholders of Limited-Term Government Fund. Intermediate Maturity Government Fund will also assume Limited-Term Government Fund's liabilities.

               ----                         ----                        ----
     FOR      |____|               AGAINST |____|             ABSTAIN  |____|

           PLEASE DO NOT FORGET TO SIGN THE REVERSE SIDE OF THIS CARD.

                                     PART B


                       STATEMENT OF ADDITIONAL INFORMATION

               JOHN HANCOCK INTERMEDIATE MATURITY GOVERNMENT FUND

                                 October 1, 1997

This statement of additional information is not a prospectus. It should be read in conjunction with the related proxy statement and prospectus which is also dated October 1, 1997. This statement of additional information provides additional information about John Hancock Intermediate Maturity Government Fund and the fund that it is acquiring, John Hancock Limited-Term Government Fund. Please retain this statement of additional information for future reference. A copy of the proxy statement and prospectus can be obtained free of charge by calling John Hancock Signature Services, Inc., at 1-800-225-5291.

                                TABLE OF CONTENTS

                                                                          Page
Introduction                                                               3
Additional Information About Intermediate Maturity Goverment Fund          3
General Information and History
Investment Objective and Policies
Management of Intermediate Maturity Government Fund
Control Persons and Principal Holders of Shares
Investment Advisory and Other Services
Brokerage Allocation
Capital Stock and Other Securities
Purchase, Redemption and Pricing of Intermediate Maturity Government
  Fund Shares
Tax Status
Underwriters
Calculation of Performance Data
Financial Statements

Additional Information about Limited-Term Government Fund                  4
General Information and History
Investment Objective and Policies
Management of Limited-Term Government Fund
Investment Advisory and Other Services
Brokerage Allocation
Capital Stock and Other Securities
Purchase, Redemption and Pricing of Limited-Term Government
  Fund Shares
Tax Status
Underwriters
Calculation of Performance Data
Financial Statements

Exhibits

A -       Statement of  additional  information,  dated October 1, 1997, of John
          Hancock  Intermediate   Maturity  Government  Fund  including  audited
          financial statements as of May 31, 1997.

B - Statement of additional information, dated October 1, 1997, of John Hancock Limited-Term Government Fund including audited financial statements as of May 31, 1997.

C - Pro forma combined financial statements as of May 31, 1997 assuming the reorganization of John Hancock Limited-Term Government Fund into John Hancock Intermediate Maturity Government Fund occured on that date.

                                  INTRODUCTION

         This statement of additional information is intended to supplement the information provided in a proxy statement and prospectus dated October 1, 1997. The proxy statement and prospectus has been sent to the shareholders of Limited-Term Government Fund in connection with the solicitation by the trustees of Limited-Term Government Fund of proxies to be voted at the special meeting of shareholders of Limited-Term Government Fund to be held on November 12, 1997. This statement of additional information incorporates by reference the statement of additional information of Intermediate Maturity Government Fund, dated October 1, 1997, and the statement of additional information of Limited-Term Government Fund, also dated October 1, 1997. The Intermediate Maturity Government Fund SAI and the Limited-Term Government Fund SAI are included with this statement of additional information.

       Additional Information About Intermediate Maturity Government Fund

General Information and History

         For additional information about Intermediate Maturity Government Fund generally and its history, see "Organization of the Fund" in the Intermediate Maturity Government Fund SAI.

Investment Objective and Policies

         For additional information about Intermediate Maturity Government Fund's investment objective, policies and restrictions see "Investment Objective and Policies" and "Investment Restrictions" in the Intermediate Maturity Government Fund SAI.

Management of Intermediate Maturity Government Fund

         For additional information about the Intermediate Maturity Government Fund's Board of Trustees, officers and management personnel, see "Those Responsible for Management" in the Intermediate Maturity Government Fund SAI.

Control Persons and Principal Holders of Shares

         For  additional  information  about  control  persons  of  Intermediate
Maturity  Government  Fund and  principal  holders  of  shares  of  Intermediate
Maturity Government Fund, see "Those Responsible for Management" in the Intermediate Maturity Government Fund SAI.

Investment Advisory and Other Services

         For additional information about Intermediate Maturity Government Fund's investment adviser, custodian, transfer agent and independent accountants, see "Investment Advisory and Other Services," "Distribution Contracts," "Transfer Agent Services," "Custody of Portfolio" and "Independent Auditors" in the Intermediate Maturity Government Fund SAI.

Brokerage Allocation and Other Practices

         For additional information about Intermediate Maturity Government Fund's brokerage allocation practices, see "Brokerage Allocation" in the Intermediate Maturity Government Fund SAI.

Capital Stock and Other Securities

         For additional information about the voting rights and other characteristics of Intermediate Maturity Government Fund's shares of beneficial interest, see "Description of the Fund's Shares" in the Intermediate Maturity Government Fund SAI.

Purchase,  Redemption  and Pricing of  Intermediate  Maturity  Governement  Fund
Shares

         For additional information about the determination of net asset value, see "Net Asset Value" in the Intermediate Maturity Government Fund SAI.

Tax Status

         For additional information about the tax status of Intermediate Maturity Government Fund, see "Tax Status" in the Intermediate Maturity Government Fund's SAI.

Underwriters

         For additional information about Intermediate Maturity Government Fund's principal underwriter and the distribution contract between the principal underwriter and Intermediate Maturity Government Fund, see "Distribution Contracts" in the Intermediate Maturity Government Fund SAI.

Calculation of Performance Data

         For  additional   information  about  the  investment   performance  of
Intermediate Maturity Government Fund, see "Calculation of Performance" in the Intermediate Maturity Government Fund SAI.

Financial Statements

         Audited financial statements of Intermediate Maturity Government Fund at May 31, 1997 are attached to the Intermediate Maturity Government Fund SAI.

         Pro Forma combined financial statements as of May 31, 1997 are also attached hereto.

            Additional Information About Limited-Term Government Fund

General Information and History

         For additional information about Limited-Term Government Fund generally and its history, see "Organization of the Funds" in the Limited-Term Government Fund SAI.

Investment Objectives and Policies

         For  additional   information  about  Limited-Term   Government  Fund's
investment objectives and policies, see "Investment Objective and Policies" and "Investment Restrictions" in the Limited-Term Government Fund SAI.

Management of Limited-Term Government Fund

         For additional information about Limited-Term Government Fund's Board of Trustees, officers and management personnel, see "Those Responsible for Management" in the Limited-Term Government Fund SAI.

Investment Advisory and Other Services

         For additional information about Limited-Term Government Fund's investment adviser, custodian, transfer agent and independent accountants, see "Investment Advisory and Other Services," "Distribution Contracts," "Transfer Agent Services," "Custody of Portfolio" and "Independent Accountants" in the Limited-Term Government Fund SAI.


Brokerage Allocation and Other Practices

         For  additional   information  about  Limited-Term   Government  Fund's
brokerage allocation practices, see "Brokerage Allocation" in the Limited-Term Government SAI.

Capital Stock and Other Securities

         For   additional   information   about  the  voting  rights  and  other
characteristics of Limited-Term Government Fund's shares of beneficial interest, see "Description of the Funds' Shares" in the Limited-Term Government Fund SAI.

Purchase, Redemption and Pricing of Limited-Term Government Fund Shares

         For additional information about the net asset value of Limited-Term Government Fund's shares, see "Net Asset Value" in the Limited-Term Government Fund SAI.

Tax Status

         For additional information about the tax status of Limited-Term Government Fund, see "Tax Status" in the Limited-Term Government Fund's SAI.

Underwriters

         For additional information about Limited-Term Government Fund's principal underwriter and the distribution contract between the principal underwriter and Limited-Term Government Fund, see "Distribution Contracts" in the Limited-Term Government Fund SAI.


Calculation of Performance Data

         For  additional   information  about  the  investment   performance  of
Limited-Term   Government   Fund,  see   "Calculation  of  Performance"  in  the
Limited-Term Government Fund SAI.

Financial Statements

         Audited financial statements of Limited-Term Government Fund at May 31, 1997 are attached to the Limited-Term Government Fund SAI.

               JOHN HANCOCK INTERMEDIATE MATURITY GOVERNMENT FUND

                           Class A and Class B Shares
                       Statement Of Additional Information


                                 October 1, 1997


This Statement of Additional Information provides information about the John Hancock Intermediate Maturity Government Fund (the "Fund"), in addition to the information that is contained in the combined Income Funds' Prospectus dated October 1, 1997 (the "Prospectus"). The Fund is a diversified series of John Hancock Bond Trust (the "Trust").


This Statement of Additional Information is not a prospectus. It should be read in conjunction with the Prospectus, a copy of which can be obtained free of charge by writing or telephoning:


                      John Hancock Signature Services, Inc.
                         1 John Hancock Way, Suite 1000
                        Boston, Massachusetts 02117-1000
                                 1-800-225-5291


                                TABLE OF CONTENTS


                                                                           Page
Organization of the Fund                                                     2
Investment Objective and Policies                                            2
Investment Restrictions                                                     10
Those Responsible for Management                                            12
Investment Advisory and Other Services                                      21
Distribution Contracts                                                      24
Net Asset Value                                                             26
Initial Sales Charge on Class A Shares                                      27
Deferred Sales Charge on Class B Shares                                     30
Special Redemptions                                                         33
Additional Services and Programs                                            34
Description of the Fund's Shares                                            36
Tax Status                                                                  37
Calculation of Performance                                                  40
Brokerage Allocation                                                        42
Transfer Agent Services                                                     44
Custody of Portfolio                                                        44
Independent Auditors                                                        44
Appendix A                                                                 A-1
Financial Statements                                                       F-1

ORGANIZATION OF THE TRUST


The Fund is a series of the Trust, an open-end investment management company organized as a Massachusetts business trust under the laws of The Commonwealth of Massachusetts. Prior to September 22, 1995, the Fund was called John Hancock Adjustable U.S. Government Trust. Prior to December 22, 1994, the Fund was called Transamerica Adjustable U.S. Government Trust.

John Hancock Advisers, Inc. (the "Adviser") is the Fund's investment adviser. The Adviser is an indirect wholly-owned subsidiary of John Hancock Mutual Life Insurance Company (the "Life Company"), a Massachusetts life insurance company chartered in 1862, with national headquarters at John Hancock Place, Boston, Massachusetts.


INVESTMENT OBJECTIVE AND POLICIES


The following information supplements the discussion of the Fund's investment objective and policies discussed in the Prospectus.

The Fund seeks to earn a high level of current income, consistent with preservation of capital and maintenance of liquidity. The Fund seeks to achieve its investment objective by investing primarily in U.S. Government securities, including mortgage-backed securities issued or guaranteed by U.S. Government agencies. Since the U.S. Government has never defaulted on its obligations, its securities are considered unmatched as a safe and reliable income source. The Fund may also invest in obligations of the Tennessee Valley Authority and the World Bank and medium-term debt obligations of governmental issuers. Under normal market conditions, the Fund intends to maintain a weighted average remaining maturity or average remaining life of three to ten years.

Under normal conditions, at least 80% of the Fund's total assets will be in U.S. Government securities that consist of the following:

1. U.S. Treasury obligations, which differ only in their interest rates, maturities and time of issuance, including U.S. Treasury bills (maturity of one year or less), U.S. Treasury notes (maturity of one to ten years), and U.S. Treasury bonds (generally maturities greater than ten years); and

2. Obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities which are supported by: (i) the full faith and credit of the U.S. Government (e.g., securities issued by the Government National Mortgage Association ("GNMA")), (ii) the right of the issuer to borrow an amount limited to a specific line of credit from the U.S. Government (e.g., securities of the Federal Home Loan Bank Board) or (iii) the credit of the instrumentality (e.g., bonds issued by the Federal Home Loan Mortgage Association ("FHLMC") or Federal National Mortgage Association ("FNMA").

In general, investments in shorter and intermediate term (three to ten years) debt securities are less sensitive to interest rate changes and provide more stability than longer-term (ten years or more) investments. Shares of the Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank. Also, Fund shares are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency. All temporary defensive investments are required to be high quality. There is no assurance that the Fund will achieve its investment objective.

Ratings as Investment Criteria. In general, the ratings of Moody's Investors Service, Inc. ("Moody's") and Standard & Poor's Ratings Group ("S&P") represents the opinions of these agencies as to the quality of the securities that they rate. It should be emphasized, however, that such ratings are relative and subjective and are not absolute standards of quality. These ratings will be used by the Fund as initial criteria for the selection of portfolio securities. Among the factors that will be considered are the long-term ability of the issuer to pay principal and interest and general economic trends. Appendix A contains further information concerning the ratings of Moody's and S&P and their significance.

Subsequent to its purchase by the Fund, an issue of securities may cease to be rated or its rating may be reduced below the minimum required for purchase by the Fund. Neither of these events will require the sale of the securities by the Fund, but the Adviser will consider the event in its determination of whether the Fund should continue to hold the securities.

Structured Securities. The Fund may invest 10% of its net assets in structured securities including notes, bonds or debentures, the value of the principal of and/or interest on which is to be determined by reference to changes in the value of specific currencies, interest rates, commodities, indices or other financial indicators (the "Reference") or the relative change in two or more References. The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased depending upon changes in the applicable Reference. The terms of the structured securities may provide that in certain circumstances no principal is due at maturity and, therefore, may result in the loss of the Fund's investment. Structured securities may be positively or negatively indexed, so that appreciation of the Reference may produce an increase or decrease in the interest rate or value of the security at maturity. In addition, the change in interest rate or the value of the security at maturity may be a multiple of the change in the value of the Reference. Consequently, structured securities entail a greater degree of market risk than other types of debt obligations. Structured securities may also be more volatile, less liquid and more difficult to accurately price than less complex fixed income investments.

Mortgage Backed Securities. The Fund may invest in mortgage pass-through certificates and multiple-class pass-through securities, such as real estate mortgage investment conduits ("REMIC") pass-through certificates, collateralized mortgage obligations ("CMOs") and stripped mortgage-backed securities ("SMBS"), and other types of "Mortgage-Backed Securities" that may be available in the future.


Guaranteed Mortgage Pass-Through Securities. Guaranteed mortgage pass-through securities represent participation interests in pools of residential mortgage loans and are issued by U.S. Governmental or private lenders and guaranteed by the U.S. Government or one of its agencies or instrumentalities, including but not limited to the Government National Mortgage Association ("GNMA"), the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC"). GNMA certificates are guaranteed by the full faith and credit of the U.S. Government for timely payment of principal and interest on the certificates. FNMA certificates are guaranteed by FNMA, a federally chartered and privately owned corporation, for full and timely payment of principal and interest on the certificates. FHLMC certificates are guaranteed by FHLMC, a corporate instrumentality of the U.S. Government, for timely payment of interest and the ultimate collection of all principal of the related mortgage loans.

Multiple-Class Pass-Through Securities and Collateralized Mortgage Obligations. CMOs and REMIC pass-through or participation certificates may be issued by, among others, U.S. Government agencies and instrumentalities as well as private lenders. CMOs and REMIC certificates are issued in multiple classes and the principal of and interest on the mortgage assets may be allocated among the several classes of CMOs or REMIC certificates in various ways. Each class of CMOs or REMIC certificates, often referred to as a "tranche," is issued at a specific adjustable or fixed interest rate and must be fully retired no later than its final distribution date. Generally, interest is paid or accrues on all classes of CMOs or REMIC certificates on a monthly basis.

Typically, CMOs are collateralized by GNMA, FNMA or FHLMC certificates but also may be collateralized by other mortgage assets such as whole loans or private mortgage pass-through securities. Debt service on CMOs is provided from payments of principal and interest on collateral of mortgaged assets and any reinvestment income thereon.

A REMIC is a CMO that qualifies for special tax treatment under the Internal Revenue Code of 1986, as amended (the "Code") and invests in certain mortgages primarily secured by interests in real property and other permitted investments. Investors may purchase "regular" or "residual" interest in REMICS, although the Fund does not intend, absent a change in current tax law, to invest in residual interests.

Stripped Mortgage-Backed Securities. SMBS are derivative multiple-class mortgage-backed securities. SMBS are usually structured with two classes that receive different proportions of interest and principal distributions on a pool of mortgage assets. A typical SMBS will have one class receiving some of the interest and most of the principal, while the other class will receive most of the interest and the remaining principal. In the most extreme case, one class will receive all of the interest (the "interest only" class) while the other class will receive all of the principal (the "principal only" class). The yields and market risk of interest only and principal only SMBS, respectively, may be more volatile than those of other fixed income securities. The staff of the Securities and Exchange Commission ("SEC") considers privately issued SMBS to be illiquid.

Risk Factors Associated with Mortgage-Backed Securities. Investing in Mortgage-Backed Securities involves certain risks, including the failure of a counter-party to meet its commitments, adverse interest rate changes and the effects of prepayments on mortgage cash flows. In addition, investing in the lowest tranche of CMOs and REMIC certificates involves risks similar to those associated with investing in equity securities. Further, the yield characteristics of Mortgage-Backed Securities differ from those of traditional fixed-income securities. The major differences typically include more frequent interest and principal payments (usually monthly), the adjustability of interest rates, and the possibility that prepayments of principal may be made substantially earlier than their final distribution dates.

Prepayment rates are influenced by changes in current interest rates and a variety of economic, geographic, social and other factors and cannot be predicted with certainty. Both adjustable rate mortgage loans and fixed rate mortgage loans may be subject to a greater rate of principal prepayments in a declining interest rate environment and to a lesser rate of principal prepayments in an increasing interest rate environment. Under certain interest rate and prepayment rate scenarios, the Fund may fail to recoup fully its investment in Mortgage-Backed Securities notwithstanding any direct or indirect governmental, agency or other guarantee. When the Fund reinvests amounts representing payments and unscheduled prepayments of principal, it may receive a rate of interest that is lower than the rate on existing adjustable rate mortgage pass-through securities. Thus, Mortgage-Backed Securities, and adjustable rate mortgage pass-through securities in particular, may be less effective than other types of U.S. Government securities as a means of "locking in" interest rates.

Conversely, in a rising interest rate environment, a declining prepayment rate will extend the average life of many Mortgage-Backed Securities. This possibility is often referred to as extension risk. Extending the average life of a Mortgage-Backed Security increases the risk of depreciation due to future increases in market interest rates.

Risk Associated With Specific Types of Derivative Debt Securities. Different types of derivative debt securities are subject to different combinations of prepayment, extension and/or interest rate risk. Conventional mortgage pass-through securities and sequential pay CMOs are subject to all of these risks, but are typically not leveraged. Thus, the magnitude of exposure may be less than for more leveraged Mortgage-Backed Securities.

Planned amortization class ("PAC") and target amortization class ("TAC") CMO bonds involve less exposure to prepayment, extension and interest rate risk than other Mortgage-Backed Securities, provided that prepayment rates remain within expected prepayment ranges or "collars." To the extent that prepayment rates remain within these prepayment ranges, the residual or support tranches of PAC and TAC CMOs assume the extra prepayment, extension and interest rate risk associated with the underlying mortgage assets.

The risk of early prepayments is the primary risk associated with interest only debt securities ("IOs"), super floaters, other leveraged floating rate instruments and Mortgage-Backed Securities purchased at a premium to their par value. In some instances, early prepayments may result in a complete loss of investment in certain of these securities. The primary risks associated with certain other derivative debt securities are the potential extension of average life and/or depreciation due to rising interest rates.

These securities include floating rate securities based on the Cost of Funds Index ("COFI floaters"), other "lagging rate" floating rate securities, floating rate securities that are subject to a maximum interest rate ("capped floaters"), Mortgage- Backed Securities purchased at a discount, leveraged inverse floating rate securities ("inverse floaters"), principal only debt securities ("POs"), certain residual or support tranches of CMOs and index amortizing notes. Index amortizing notes are not Mortgage-Backed Securities, but are subject to extension risk resulting from the issuer's failure to exercise its option to call or redeem the notes before their stated maturity date. Leveraged inverse IOs combine several elements of the Mortgage- Backed Securities described above and thus present an especially intense combination of prepayment, extension and interest rate risks.

Other types of floating rate derivative debt securities present more complex types of interest rate risks. For example, range floaters are subject to the risk that the coupon will be reduced to below market rates if a designated interest rate floats outside of a specified interest rate band or collar. Dual index or yield curve floaters are subject to depreciation in the event of an unfavorable change in the spread between two designated interest rates. X-reset floaters have a coupon that remains fixed for more than one accrual period. Thus, the type of risk involved in these securities depends on the terms of each individual X-reset floater.

Repurchase Agreements. In a repurchase agreement the Fund buys a security for a relatively short period (usually not more than 7 days) subject to the obligation to resell it back to the issuer at a fixed time and price, plus accrued interest. The Fund will enter into repurchase agreements only with member banks of the Federal Reserve System and with "primary dealers" in U.S. Government securities. The Adviser will continuously monitor the creditworthiness of the parties with whom the Fund enters into repurchase agreements.

The Fund has established a procedure providing that the securities serving as collateral for each repurchase agreement must be delivered to the Fund's custodian either physically or in book-entry form and that the collateral must be marked to market daily to ensure that each repurchase agreement is fully collateralized at all times. In the event of bankruptcy or other default by a seller of a repurchase agreement, the Fund could experience delays in liquidating the underlying securities during the period in which the Fund seeks to enforce its rights thereto, possible subnormal levels of income or lack of access to income during this period as well as the expense of enforcing its rights.

Reverse Repurchase Agreements. The Fund may also enter into reverse repurchase agreements which involve the sale of U.S. Government securities held in its portfolio to a bank or securities firm with an agreement that the Fund will buy back the securities at a fixed future date at a fixed price plus an agreed amount of interest which may be reflected in the repurchase price. Reverse repurchase agreements are considered to be borrowings by the Fund. The Fund will use proceeds obtained from the sale of securities pursuant to reverse repurchase agreements to purchase other investments. The use of borrowed funds to make investments is a practice known as "leverage," which is considered speculative. Use of reverse repurchase agreements is an investment technique that is intended to increase income. Thus, the Fund will enter into a reverse repurchase agreement only when the Adviser determines that the interest income to be earned from the investment of the proceeds is greater than the interest expense of the transaction. However, there is a risk that interest expense will nevertheless exceed the income earned. Reverse repurchase agreements involve the risk that the market value of securities purchased by the Fund with proceeds of the transaction may decline below the repurchase price of the securities sold by the Fund that it is obligated to repurchase. The Fund will also continue to be subject to the risk of a decline in the market value of the securities sold under the agreements because it will reacquire those securities upon effecting their repurchase. To minimize various risks associated with reverse repurchase agreements, the Fund will establish and maintain with the Fund's custodian a separate account consisting of liquid securities (plus any accrued interest thereon) under such agreements. In addition, the Fund will not enter into reverse repurchase agreements or borrow money, except that as a temporary measure for extraordinary or emergency purposes the Fund may borrow from banks in aggregate amounts at any one time outstanding not exceeding 33 1/3% of the total assets (including the amount borrowed) of the Fund valued at market and the Fund may not purchase any securities at any time when borrowings exceed 5% of the total assets of the Fund (taken at market). Forward commitment transactions shall not constitute borrowings and interest paid on any borrowings will reduce the Fund's net investment income. The Fund will enter into reverse repurchase agreements only with selected registered broker/dealers or with federally insured banks or savings and loan associations that are approved in advance as being creditworthy by the Trustees. Under procedures established by the Trustees, the Adviser will monitor the creditworthiness of the firms involved.

Restricted Securities. The Fund may purchase securities that are not registered ("restricted securities") under the Securities Act of 1933 ("1933 Act"), including commercial paper issued in reliance on Section 4(2) of the 1933 Act and securities offered and sold to "qualified institutional buyers" under Rule

144A under the 1933 Act. However, the Fund will not invest more than 15% of its net assets in illiquid investments. If the Trustees determine, based upon a continuing review of the trading markets for specific Section 4(2) paper or Rule 144A securities, that they are liquid, they will not be subject to the 15% limit on illiquid investments . The Trustees may adopt guidelines and delegate to the Adviser the daily function of determining the monitoring and liquidity of restricted securities. The Trustees, however, will retain sufficient oversight and be ultimately responsible for the determinations. The Trustees will carefully monitor the Fund's investments in these securities, focusing on such important factors, among others, as valuation, liquidity and availability of information. This investment practice could have the effect of increasing the level of illiquidity in the Fund if qualified institutional buyers become for a time uninterested in purchasing these restricted securities.

Forward Commitment and When-Issued Securities. The Fund may purchase securities on a when-issued or forward commitment basis. "When-issued" refers to securities whose terms are available and for which a market exists, but which have not been issued. The Fund will engage in when-issued transactions with respect to securities purchased for its portfolio in order to obtain what is considered to be an advantageous price and yield at the time of the transaction. For when-issued transactions, no payment is made until delivery is due, often a month or more after the purchase. In a forward commitment transaction, the Fund contracts to purchase securities for a fixed price at a future date beyond customary settlement time.

When the Fund engages in forward commitment and when-issued transactions, it relies on the seller to consummate the transaction. The failure of the issuer or seller to consummate the transaction may result in the Fund's losing the opportunity to obtain a price and yield considered to be advantageous. The purchase of securities on a when-issued and forward commitment basis also involves a risk of loss if the value of the security to be purchased declines prior to the settlement date.

On the date the Fund enters into an agreement to purchase securities on a when-issued or forward commitment basis, the Fund will segregate in a separate account cash or liquid securities on any type of maturity, equal in value to the Fund's commitment. These assets will be valued daily at market, and additional cash or securities will be segregated in a separate account to the extent that the total value of the assets in the account declines below the amount of the when-issued commitments. Alternatively, the Fund may enter into offsetting contracts for the forward sale of other securities that it owns.

Mortgage "Dollar Roll" Transactions. The Fund may enter into mortgage "dollar roll" transactions with selected banks and broker-dealers pursuant to which the Fund sells mortgage-backed securities and simultaneously contracts to repurchase substantially similar (same type, coupon and maturity) securities on a specified future date. The Fund will only enter into covered rolls. A "covered roll" is a specific type of dollar roll for which there is an offsetting cash position or a cash equivalent security position that matures on or before the forward settlement date of the dollar roll transaction. Covered rolls are not treated as a borrowing or other senior security and will be excluded from the calculation of the Fund's borrowings and other senior securities. For financial reporting and tax purposes, the Fund treats mortgage dollar rolls as two separate transactions; one involving the purchase of a security and a separate transaction involving a sale. The Fund does not currently intend to enter into mortgage dollar roll transactions that are accounted for as a financing.

Asset-Backed Securities. The Fund may invest a portion of its assets in asset-backed securities which are rated in the highest rating category by a nationally recognized statistical rating organization (e.g., S&P or Moody's) or if not so rated, of equivalent investment quality in the opinion of the Adviser.

Asset-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed securities can be expected to accelerate. Accordingly, the Fund's ability to maintain positions in these securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time.

Credit card receivables are generally unsecured and the debtors on such receivables are entitled to the protection of a number of state and federal consumer credit laws, many of which give such debtors the right to set-off certain amounts owed on the credit cards, thereby reducing the balance due. Automobile receivables generally are secured, but by automobiles rather than residential real property. Most issuers of automobile receivables permit the loan servicers to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the asset-backed securities. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the automobile receivables may not have a proper security interest in the underlying automobiles. Therefore, there is the possibility that, in some cases, recoveries on repossessed collateral may not be available to support payments on these securities.

Swaps, Caps, Floor and Collars. As one way of managing its exposure to different types of investments, the Fund and may enter into interest rate swaps, currency swaps, and other types of swap agreements such as caps, collars and floors. In a typical interest rate swap, one party agrees to make regular payments equal to a floating interest rate times a "notional principal amount," in return for payments equal to a fixed rate times the same amount, for a specified period of time. If a swap agreement provides for payment in different currencies, the parties might agree to exchange the notional principal amount as well. Swaps may also depend on other prices or rates, such as the value of an index or mortgage prepayment rates.

In a typical cap or floor agreement, one party agrees to make payments only under specified circumstances, usually in return for payment of a fee by the other party. For example, the buyer of an interest rate cap obtains the right to receive payments to the extent that a specified interest rate exceeds an agreed-upon level, while the seller of an interest rate floor is obligated to make payments to the extent that a specified interest rate falls below an agreed-upon level. An interest rate collar combines elements of buying a cap and selling a floor.

Swap agreements will tend to shift the Fund's investment exposure from one type of investment to another. For example, if the Fund agreed to exchange payments in dollars for payments in a foreign currency, the swap agreement would tend to decrease the Fund's exposure to U.S. interest rates and increase its exposure to foreign currency and interest rates. Caps and floors have an effect similar to buying or writing options. Depending on how they are used, swap agreements may increase or decrease the overall volatility of a Fund's investments and its share price and yield.

Swap agreements are sophisticated hedging instruments that typically involve a small investment of cash relative to the magnitude of risks assumed. As a result, swaps can be highly volatile and may have a considerable impact on the Fund's performance. Swap agreements are subject to risks related to the counterparty's ability to perform, and may decline in value if the counterparty's creditworthiness deteriorates. The Fund may also suffer losses if it is unable to terminate outstanding swap agreements or reduce its exposure through offsetting transactions. The Fund will maintain in a segregated account with its custodian, cash or liquid securities equal to the net amount, if any, of the excess of the Fund's obligations over its entitlements with respect to swap, cap, collar or floor transactions.

Pay-In-Kind, Delayed and Zero Coupon Bonds. The Fund may invest in pay-in-kind, delayed and zero coupon bonds. These are securities issued at a discount from their face value because interest payments are typically postponed until maturity. The amount of the discount rate varies depending on factors including the time remaining until maturity, prevailing interest rates, the security's liquidity and the issuer's credit quality. These securities also may take the form of debt securities that have been stripped of their interest payments. A portion of the discount with respect to stripped tax-exempt securities or their coupons may be taxable. The market prices in pay-in-kind, delayed and zero coupon bonds generally are more volatile than the market prices of interest-bearing securities and are likely to respond to a greater degree to changes in interest rates than interest-bearing securities having similar maturities and credit quality. The Fund's investments in pay-in-kind, delayed and zero coupon bonds may require the Fund to sell certain of its portfolio securities to generate sufficient cash to satisfy certain income distribution requirements. See "TAX STATUS."

Lending of Securities. The Fund may lend portfolio securities to brokers, dealers, and financial institutions if the loan is collateralized by cash or U.S. Government securities according to applicable regulatory requirements. The Fund may reinvest any cash collateral in short-term securities and money market funds. When the Fund lends portfolio securities, there is a risk that the borrower may fail to return the securities involved in the transaction. As a result, the Fund may incur a loss or, in the event of the borrower's bankruptcy, the Fund may be delayed in or prevented from liquidating the collateral. It is a fundamental policy of the Fund not to lend portfolio securities having a total value exceeding 33 1/3% of its total assets.

Rights and Warrants. The Fund may purchase warrants and rights which are securities permitting, but not obligating, their holder to purchase the underlying securities at a predetermined price, subject to the Fund's Investment Restrictions. Generally, warrants and stock purchase rights to not carry with them the right to receive dividends or exercise voting rights with respect to the underlying securities, and they do not represent any rights in the assets of the issuer. As a result, an investment in warrants and rights may be considered to entail greater investment risk than certain other types of investments. In addition, the value of warrants and rights does not necessarily change with the value of the underlying securities, and they cease to have value if they are not exercised on or prior to their expiration date. Investment in warrants and rights increases the potential profit or loss to be realized from the investment of a given amount of the Fund's assets as compared with investing the same amount in the underlying stock.

Short-Term Trading and Portfolio Turnover. Short-term trading means the purchase and subsequent sale of a security after it has been held for a relatively brief period of time. The Fund does not invest for the purpose of seeking short-term profits. The Fund's investment securities may be changed, however, without regard to the holding period of these securities (subject to certain tax restrictions), when the Adviser deems that this action will help achieve the Fund's objective given a change in an issuer's operations or changes in general market conditions. Short-term trading may have the effect of increasing portfolio turnover rate. A high rate of portfolio turnover (100% or greater) involves corresponding higher transaction expenses and may make it more difficult for the Fund to qualify as a regulated investment company for federal income tax purposes. The Fund's portfolio rate is set forth in the table under the caption "Financial Highlights" in the Prospectus.


INVESTMENT RESTRICTIONS


Fundamental Investment Restrictions. The following investment restrictions will not be changed without the approval of a majority of the Fund's outstanding voting securities which, as used in the Prospectus and this Statement of Additional Information, means the approval by the lesser of (1) the holders of 67% or more of the Fund's shares represented at a meeting if more than 50% of the Fund's outstanding shares are present in person or by proxy at that meeting or (2) more than 50% of the Fund's outstanding shares.

The Fund may not:


1. borrow money, except that as a temporary measure for extraordinary or emergency purposes the Fund may borrow from banks in aggregate amounts at any one time outstanding not exceeding 33 1/3% of the total assets (including the amount borrowed) of the Fund valued at market; and the Fund may not purchase any securities at any time when borrowings exceed 5% of the total assets of the Fund (taken at market value). This borrowing restriction does not prohibit the use of reverse repurchase agreements (see "Reverse Repurchase Agreements"). For purposes of this investment restriction, forward commitment transactions shall not constitute borrowings. Interest paid on any borrowings will reduce the Fund's net investment income;

2. make short sales of securities or purchase any security on margin, except that the Fund may obtain such short-term credit as may be necessary for the clearance of purchases and sales of securities (this restriction does not apply to securities purchased on a when-issued basis);

3. underwrite securities issued by other persons, except insofar as the Fund may technically be deemed an underwriter under the Securities Act of 1933 in selling a security, and except that the Fund may invest all or substantially all of its assets in another registered investment company having substantially the same investment objectives as the Fund;

4. make loans to other persons except (a) through the lending of securities held by the Fund, (b) through the purchase of debt securities in accordance with the investment policies of the Fund (the entry into repurchase agreements is not considered a loan for purposes of this restriction);

5. with respect to 75% of its total assets, purchase the securities of any one issuer (except securities issued or guaranteed by the U.S. Government and its agencies or instrumentalities, as to which there are no percentage limits or restrictions) if immediately after and as a result of such purchase (a) more than 5% of the value of its assets would be invested in that issuer, or (b) the Fund would hold more than

         10% of the outstanding voting securities of that issuer, except that the Fund may invest all or substantially all of its assets in another registered investment company having substantially the same investment objectives as the Fund;

6. purchase or sell real estate (including limited partnership interests) other than securities secured by real estate or interests therein including mortgage-related securities or interests in oil, gas or mineral leases in the ordinary course of business (the Fund reserves the freedom of action to hold and to sell real estate acquired as a result of the ownership of securities);

7. invest more than 25% of its total assets in the securities of issuers whose principal business activities are in the same industry (excluding obligations of the U.S. Government, its agencies and instrumentalities and repurchase agreements) except that the Fund may invest all or substantially all of its assets in another registered investment company having substantially the same objectives as the Fund;


8. issue any senior security (as that term is defined in the Investment Company Act of 1940 (the "Investment Company Act")) if such issuance is specifically prohibited by the Investment Company Act or the rules and regulations promulgated thereunder; or

9. invest in securities of any company if, to the knowledge of the Trust, any officer or director of the Trust or its Adviser owns more than 1/2 of 1% of the outstanding securities of such company, and all such officers and directors own in the aggregate more than 5% of the outstanding securities of such company.

Non-Fundamental Investment Restrictions. The following investment restrictions are designated as non-fundamental and may be changed by the Trustees without shareholder approval.


The Fund may not:

(a) invest in companies for the purpose of exercising control or management, except that the Fund may invest all or substantially all of its assets in another registered investment company having substantially the same investment restrictions as the Fund;


(b) purchase a security if, as a result, (i) more than 10% of the Fund's total assets would be invested in the securities of other investment companies, (ii) the Fund would hold more than 3% of the total outstanding voting securities of any one investment company, or (iii) more than 5% of the Fund's total assets would be invested in the securities of any one investment company. These limitations do not apply to (a) the investment of cash collateral, received by the Fund in connection with lending the Fund's portfolio securities, in the securities of open-end investment companies or (b) the purchase of shares of any investment company in connection with a merger, consolidation, reorganization or purchase of substantially all of the assets of another investment company. Subject to the above percentage limitations, the Fund may, in connection with the John Hancock Group of Funds Deferred Compensation Plan for Independent Trustees/Directors, purchase securities of other investment companies within the John Hancock Group of Funds.

(c) invest in commodities, except that the Fund may purchase and sell: options on securities and securities indices, futures contracts on securities and securities indices and options on these futures, forward commitments, when-issued securities, securities index put or call warrants and repurchase agreements entered into in accordance with the Fund's investment policies;

(d)      invest more than 15% of its net assets in illiquid securities.

If a percentage restriction on investment or utilization of assets as set forth above is adhered to at the time an investment is made, a later change in percentage resulting from changes in the value of the Fund's assets will not be considered a violation of the restriction.


THOSE RESPONSIBLE FOR MANAGEMENT


The business of the Fund is managed by the Trustees of the Trust who elect officers who are responsible for the day-to-day operations of the Fund and who execute policies formulated by the Trustees. Several of the officers and Trustees of the Trust are also Officers and Directors of the Adviser or Officers and Directors of the Fund's principal distributor, John Hancock Funds, Inc. ("John Hancock Funds").


                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------
Edward J. Boudreau, Jr. *               Trustee, Chairman and Chief            Chairman, Director and Chief
101 Huntington Avenue                   Executive Officer (1, 2)               Executive Officer, the Adviser;
Boston, MA  02199                                                              Chairman, Trustee and Chief
October 1944                                                                   Executive Officer, The Berkeley
                                                                               Financial Group ("The Berkeley
                                                                               Group"); Chairman and Director, NM
                                                                               Capital Management, Inc. ("NM
                                                                               Capital"), John Hancock Advisers
                                                                               International Limited ("Advisers
                                                                               International") and Sovereign Asset
                                                                               Management Corporation ("SAMCorp");
                                                                               Chairman, Chief Executive Officer
                                                                               and President, John Hancock Funds,
                                                                               Inc. ("John Hancock Funds");
                                                                               Chairman, First Signature Bank and
                                                                               Trust Company; Director, John
                                                                               Hancock Insurance Agency, Inc.
                                                                               ("Insurance Agency, Inc."), John
                                                                               Hancock Advisers International
                                                                               (Ireland) Limited ("International
                                                                               Ireland"), John Hancock Capital
                                                                               Corporation and New England/Canada
                                                                               Business Council; Member,
                                                                               Investment Company Institute Board
                                                                               of Governors; Director, Asia
                                                                               Strategic Growth Fund, Inc.;
                                                                               Trustee, Museum of Science;
                                                                               Chairman, John Hancock
                                                                               Distributors, Inc. (until April
                                                                               1994); Director, John Hancock
                                                                               Freedom Securities Corporation
                                                                               (until September 1996); Director,
                                                                               John Hancock Signature Services,
                                                                               Inc. ("Signature Services") (until
                                                                               January 1997).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.





                                       13


                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

James F. Carlin                         Trustee (3)                            Chairman and CEO, Carlin
233 West Central Street                                                        Consolidated, Inc.
Natick, MA 01760                                                               (management/investments); Director,
April 1940                                                                     Arbella Mutual Insurance Company
                                                                               (insurance), Consolidated Group
                                                                               Trust (insurance administration),
                                                                               Carlin Insurance Agency, Inc., West
                                                                               Insurance Agency, Inc. (until May
                                                                               1995) Uno Restaurant Corp.;
                                                                               Chairman, Massachusetts Board of
                                                                               Higher Education (since 1995);
                                                                               Receiver, the City of Chelsea (until
                                                                               August 1992).

William H. Cunningham                   Trustee (3)                            Chancellor, University of Texas
601 Colorado Street                                                            System and former President of the
O'Henry Hall                                                                   University of Texas, Austin, Texas;
Austin, TX 78701                                                               Lee Hage and Joseph D. Jamail
January 1944                                                                   Regents Chair of Free Enterprise;
                                                                               Director, LaQuinta Motor Inns, Inc.
                                                                               (hotel management company);
                                                                               Director, Jefferson-Pilot
                                                                               Corporation (diversified life
                                                                               insurance company) and LBJ
                                                                               Foundation Board (education
                                                                               foundation); Advisory Director,
                                                                               Texas Commerce Bank - Austin.


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.









                                       14


                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Charles F. Fretz                        Trustee (3)                            Retired; self employed; Former Vice
RD #5, Box 300B                                                                President and Director, Towers,
Clothier Springs Road                                                          Perrin, Foster & Crosby, Inc.
Malvern, PA  19355                                                             (international management
June 1928                                                                      consultants) (1952-1985).

Harold R. Hiser, Jr.                    Trustee (3)                            Executive Vice President,
123 Highland Avenue                                                            Schering-Plough Corporation
Short Hill, NJ  07078                                                          (pharmaceuticals) (retired 1996);
October 1931                                                                   Director, ReCapital Corporation
                                                                               (reinsurance) (until 1995).

Anne C. Hodsdon *                       Trustee and President (1,2)            President, Chief Operating Officer
101 Huntington Avenue                                                          and Director, the Adviser; Trustee,
Boston, MA  02199                                                              The Berkeley Group; Director, John
April 1953                                                                     Hancock Funds, Advisers
                                                                               International, Insurance Agency,
                                                                               Inc. and International Ireland;
                                                                               President and Director, SAMCorp. and
                                                                               NM Capital; Executive Vice
                                                                               President, the Adviser (until
                                                                               December 1994); Senior Vice
                                                                               President, the Adviser (until
                                                                               December 1993); Director, Signature
                                                                               Services (until January 1997).

Charles L. Ladner                       Trustee (3)                            Director, Energy North, Inc. (public
UGI Corporation                                                                utility holding company) (until
P.O. Box 858                                                                   1992); Senior Vice President of UGI
Valley Forge, PA  19482                                                        Corp. Holding Company Public
February 1938                                                                  Utilities, LPGAS.


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.







                                       15


                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Leo E. Linbeck, Jr.                     Trustee (3)                            Chairman, President, Chief Executive
3810 W. Alabama                                                                Officer and Director, Linbeck
Houston, TX 77027                                                              Corporation (a holding company
August 1934                                                                    engaged in various phases of the
                                                                               construction industry and
                                                                               warehousing interests); Former
                                                                               Chairman, Federal Reserve Bank of
                                                                               Dallas (1992, 1993); Chairman of
                                                                               the Board and Chief Executive
                                                                               Officer, Linbeck Construction
                                                                               Corporation; Director, PanEnergy
                                                                               Corporation (a diversified energy
                                                                               company), Daniel Industries, Inc.
                                                                               (manufacturer of gas measuring
                                                                               products and energy related
                                                                               equipment), GeoQuest International
                                                                               Holdings, Inc. (a geophysical
                                                                               consulting firm) (1980-1993);
                                                                               Former Director, Greater Houston
                                                                               Partnership (1980 -1995).

Patricia P. McCarter                    Trustee (3)                            Director and Secretary, The McCarter
1230 Brentford Road                                                            Corp. (machine manufacturer).
Malvern, PA  19355
May 1928


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.












                                       16


                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Steven R. Pruchansky                    Trustee (1, 3)                         Director and President, Mast
4327 Enterprise Avenue                                                         Holdings, Inc. (since 1991);
Naples, FL  33942                                                              Director, First Signature Bank &
August 1944                                                                    Trust Company (until August 1991);
                                                                               Director, Mast Realty Trust (until
                                                                               1994); President, Maxwell Building
                                                                               Corp. (until 1991).

Richard S. Scipione *                   Trustee (1)                            General Counsel, John Hancock Life
John Hancock Place                                                             Company; Director, the Adviser,
P.O. Box 111                                                                   Advisers International, John Hancock
Boston, MA  02117                                                              Funds, John Hancock Distributors,
August 1937                                                                    Inc., Insurance Agency, Inc., John
                                                                               Hancock Subsidiaries, Inc.,
                                                                               SAMCorp. and NM Capital; Trustee,
                                                                               The Berkeley Group; Director, JH
                                                                               Networking Insurance Agency, Inc.;
                                                                               Director, John Hancock Property and
                                                                               Casualty Insurance and its
                                                                               affiliates (until November 1993);
                                                                               Director, Signature Services (until
                                                                               January 1997).

Norman H. Smith                         Trustee (3)                            Lieutenant General, United States
243 Mt. Oriole Lane                                                            Marine Corps; Deputy Chief of Staff
Linden, VA  22642                                                              for Manpower and Reserve Affairs,
March 1933                                                                     Headquarters Marine Corps;
                                                                               Commanding General III Marine
                                                                               Expeditionary Force/3rd Marine
                                                                               Division (retired 1991).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.







                                       17


                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

John P. Toolan                          Trustee (3)                            Director, The Smith Barney Muni Bond
13 Chadwell Place                                                              Funds, The Smith Barney Tax-Free
Morristown, NJ  07960                                                          Money Funds, Inc., Vantage Money
September 1930                                                                 Market Funds (mutual funds), The
                                                                               Inefficient-Market Fund, Inc.
                                                                               (closed-end investment company) and
                                                                               Smith Barney Trust Company of
                                                                               Florida; Chairman, Smith Barney
                                                                               Trust Company (retired December,
                                                                               1991); Director, Smith Barney,
                                                                               Inc., Mutual Management Company and
                                                                               Smith Barney Advisers, Inc.
                                                                               (investment advisers) (retired
                                                                               1991); Senior Executive Vice
                                                                               President, Director and member of
                                                                               the Executive Committee, Smith
                                                                               Barney, Harris Upham & Co.,
                                                                               Incorporated (investment bankers)
                                                                               (until 1991).

Robert G. Freedman                      Vice Chairman and Chief Investment     Vice Chairman and Chief Investment
101 Huntington Avenue                   Officer (2)                            Officer, the Adviser; Director, the
Boston, MA  02199                                                              Adviser, Advisers International,
July 1938                                                                      John Hancock Funds, SAMCorp.,
                                                                               Insurance Agency, Inc.,
                                                                               Southeastern Thrift & Bank Fund and
                                                                               NM Capital; Senior Vice President,
                                                                               The Berkeley Group; President, the
                                                                               Adviser (until December 1994);
                                                                               Director, Signature Services (until
                                                                               January 1997).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.






                                       18


                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

James B. Little                         Senior Vice President and Chief        Senior Vice President, the Adviser,
101 Huntington Avenue                   Financial Officer                      The Berkeley Group, John Hancock
Boston, MA  02199                                                              Funds.
February 1935

John A. Morin                           Vice President                         Vice President and Secretary, the
101 Huntington Avenue                                                          Adviser, The Berkeley Group,
Boston, MA  02199                                                              Signature Services and John Hancock
July 1950                                                                      Funds; Secretary, NM Capital and
                                                                               SAMCorp.; Clerk, Insurance Agency,
                                                                               Inc.; Counsel, John Hancock Mutual
                                                                               Life Insurance Company (until
                                                                               February 1996), and Vice President
                                                                               of John Hancock Distributors, Inc.
                                                                               (until April 1994).

Susan S. Newton                         Vice President and Secretary           Vice President, the Adviser; John
101 Huntington Avenue                                                          Hancock Funds, Signature Services
Boston, MA  02199                                                              and The Berkeley Group; Vice
March 1950                                                                     President, John Hancock
                                                                               Distributors, Inc. (until April
                                                                               1994).

James J. Stokowski                      Vice President and Treasurer           Vice President, the Adviser.
101 Huntington Avenue
Boston, MA  02199
November 1946


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.


All of the officers listed are officers or employees of the Adviser or affiliated companies. Some of the Trustees and officers may also be officers and/or directors and/or trustees of one or more of the other funds for which the Adviser serves as investment adviser.


As of July 11, 1997, the officers and Trustees of the Fund as a group beneficially owned less than 1% of the outstanding shares of the Fund. As of that date, the following shareholders beneficially owned 5% of the outstanding shares of the Fund listed below:


                                                           Percentage Ownership
Class A                              Shares Held           of Outstanding Shares
-------                              -----------           ---------------------


MLPF&S For The Sole                    303,949                    12.89%
Benefit of Its Customers
Attn: Fund Administration
4800 Deer Lake Dr East
Jacksonville FL 32246-6484

River Production Co Inc.               161,685                     6.86%
PO Box 909
Columbia MS 39429-0909

Northern Trust Co TTEE                 120,342                     5.10%
FBO Adventist Health System/
West
Attn: Tiffany Sndyer
PO Box 92956
A/C #22-85446/4-866770
Chicago IL 60675-2956

Class B
-------
                                       142,735                    21.07%
MLPF&S For The Sole
Benefit of Its Customers
Attn: Fund Administration
4800 Deer Lake Drive East
Jacksonville, FL 32246-6484

From December 22, 1994 until December 22, 1996, the Trustees established an Advisory Board to facilitate a smooth transition between Transamerica Fund Management Company ("TFMC"), the prior investment adviser, and the Adviser. The members of the Advisory Board were distinct from the Trustees, did not serve the Fund in any other capacity and were persons who had no power to determine what securities were purchased or sold and behalf of the Fund.

Compensation of the Trustees and Advisory Board. The following tables provide information regarding the compensation paid by the Fund and the other investment companies in the John Hancock Fund Complex to the Independent Trustees and the Advisory Board members for their services. Messrs. Boudreau, Scipione, and Ms. Hodsdon, each a non-Independent Trustees, and each of the officers of the Fund who are interested persons of the Adviser, are compensated by the Adviser and/or its affiliates and receive no compensation from the Fund for their services.


                                                                 Total Compensation from
                              Aggregate Compensation from        all Funds in John Hancock Fund
Trustees                               the Fund (1)              Complex to Trustees*
--------                               ------------              --------------------
James F. Carlin                            $ 10                          $ 74,250
William H. Cunningham (**)                 $ 10                            74,250
Charles F. Fretz                           $ 10                            74,500
Harold R. Hiser, Jr. (**)                  $ 10                            70,250
Charles L. Ladner                          $ 10                            74,500
Leo E. Linbeck, Jr.                        $ 10                            74,250
Patricia P. McCarter                       $ 10                            74,250
Steven R. Pruchansky                       $ 13                            77,500
Norman H. Smith                            $ 13                            77,500
John P. Toolan (**)                        $ 10                            74,250
                                           ----                          --------
Total                                      $106                          $745,500

(1)      Compensation for the period from April 1, 1997 to May 31, 1997.

* The total compensation paid by the John Hancock Fund Complex to the Independent Trustees as of the calendar year ended December 31, 1996. As of this date, there were sixty-seven funds in the John Hancock Fund Complex, of which each of these Independent Trustees served on thirty-two.

**       As  of  December  31,  1996,  the  value  of  the  aggregate   deferred
         compensation from all funds in the John Hancock Fund Complex for Mr. Cunningham was $131,741 , for Mr. Hiser was $90,972 , for Ms. McCarter was $67,548, for Mr. Pruchansky was $28,731, for Mr. Smith was $32,314 and for Mr. Toolan was $163,385 under the John Hancock Deferred Compensation Plan for Independent Trustees.


                                                     Total Compensation from all
                                                     Funds in John Hancock Fund
Advisory Board          Aggregate Compensation       Complex to Advisory Board
Members                   from the Fund +            Members***
-------                   ---------------            ----------

R. Trent Campbell                 $0                         $ 47,000
Mrs. Lloyd Bentsen                $0                           47,000
Thomas R. Powers                  $0                           47,000
Thomas B. McDade                  $0                           47,000
                                  --                         --------
Total                             $0                         $188,000

+ Compensation for the period from April 1, 1997 to May 31, 1997. The Advisory Board was discontinued as of December 22, 1996.

***      For the calendar year ended December 31, 1996.


INVESTMENT ADVISORY AND OTHER SERVICES


The Adviser, located at 101 Huntington Avenue, Boston, Massachusetts 02199-7603, was organized in 1968 and has more than $22 billion in assets under management in its capacity as investment adviser to the Fund and the other mutual funds and publicly traded investment companies in the John Hancock group of funds, having a combined total of over 1,080,000 shareholders. The Adviser is an affiliate of the Life Company, one of the most recognized and respected financial institutions in the nation. With total assets under management of more than $100 billion, the Life Company is one of the ten largest life insurance companies in the United States and carries a high rating from Standard & Poor's and A.M. Best's. Founded in 1862, the Life Company has been serving clients for over 130 years.

The Fund has entered into an investment management contract (the "Advisory Agreement") with the Adviser which was approved by the Fund's shareholders. Pursuant to the Advisory Agreement, the Adviser will (a) furnish continuously an investment program, for the Fund and determine, subject to the overall supervision and review of the Trustees, which investments should be purchased, held, sold or exchanged and (b) provide supervision over all aspects of the Fund's operations except those which are delegated to a custodian, transfer agent or other agent.

The Fund bears all costs of its organization and operation,  including  expenses
of  preparing,   printing  and  mailing  all  shareholders'  reports,   notices,
prospectuses, proxy statements and reports to regulatory agencies; expenses relating to the issuance, registration and qualification of shares; government fees; interest charges; expenses of furnishing to shareholders their account statements; taxes; expenses of redeeming shares; brokerage and other expenses connected with the execution of portfolio securities transactions; expenses pursuant to the Fund's plan of distribution; fees and expenses of custodians including those for keeping books and accounts and calculating the net asset value of shares; fees and expenses of transfer agents and dividend disbursing agents; legal, accounting, financial, management, tax and auditing fees and expenses of the Fund (including an allocable portion of the cost of the Adviser's employees rendering such services to the Fund; the compensation and expenses of Trustees who are not otherwise affiliated with the Trust, the Adviser or any of their affiliates; expenses of Trustees' and shareholders' meetings; trade association memberships; insurance premiums; and any extraordinary expenses.

As compensation for its services under the Advisory Agreement, the Fund pays the Adviser monthly a fee based on a stated percentage, equal on an annual basis to 0.40%, of the average daily net assets of the Fund.


From time to time, the Adviser may reduce its fee or make other arrangements to limit the Fund's expenses to a specified percentage of average daily net assets. The Adviser retains the right to reimpose a fee and recover any other payments to the extent that, at the end of any fiscal year, the Fund's annual expenses fall below this limit.


Securities held by the Fund may also be held by other funds or investment advisory clients for which the Adviser or its affiliates provides investment advice. Because of different investment objectives or other factors, a particular security may be bought for one or more funds or clients when one or more funds or clients when one or more are selling the same security. If opportunities for purchase or sale of securities by the Adviser or for the Fund or for other funds or clients, for which the Adviser renders investment advice arise for consideration at or about the same time transactions in such securities will be made insofar as feasible, for the respective funds or clients in a manner deemed equitable to all of them. To the extent that transactions on behalf of more than one client of the Adviser or its respective affiliates may increase the demand for securities being purchased or the supply of securities being sold, there may be an adverse effect on price.

Pursuant to the Advisory Agreement, the Adviser is not liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which its contract relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Adviser in the performance of its duties or from reckless disregard of the obligations and duties under the contract.

Under the Advisory Agreement, the Fund may use the name "John Hancock" or any name derived from or similar to it only for so long as the applicable Advisory Agreement or any extension, renewal or amendment thereof remains in effect. If the Fund's Advisory Agreement is no longer in effect, the Fund (to the extent that it lawfully can) will cease to use such name or any other name indicating that it is advised by or otherwise connected with the Adviser. In addition, the Adviser or the Life Company may grant the non-exclusive right to use the name "John Hancock" or any similar name to any other corporation or entity, including but not limited to any investment company of which the Life Company or any subsidiary or affiliate thereof or any successor to the business of any subsidiary or affiliate thereof shall be the investment adviser.

Under the Fund's master/feeder structure (which was terminated on September 22, 1995 pursuant to an Agreement and Plan of Liquidation and Termination dated June 13, 1995) existing for the fiscal years ended March 31, 1995 and 1996 (until September 22, 1995), the Fund invested all of its assets in Adjustable U.S. Government Fund (the "Portfolio"). During these years, advisory fees payable by the Portfolio to TFMC, the Portfolio's former investment adviser, and borne indirectly by the Fund, amounted to $107,596 and $0, respectively. For the fiscal years ended March 31, 1995, 1996, 1997 and for the period April 1, 1997 to May 31, 1997, advisory fees paid by the Portfolio to the Adviser and borne indirectly by the Fund, amounted to $35,865, $137,927, $132,601 and $19,526, respectively. For the years ended March 31, 1995, 1996, 1997 and for the period April 1, 1997 to May 31, 1997 TFMC (until December 22, 1994), the Adviser received fees of $0, $0, $10,548 and $0, respectively.

The initial term of the Advisory Agreement expires on September 25, 1997. The Advisory Agreement and the Distribution Agreement discussed below, will continue in effect from year to year, provided that its continuance is approved annually both (i) by the holders of a majority of the outstanding voting securities of the Trust or by the Trustees, and (ii) by majority of the Trustees who are not parties to the Agreement or "interested persons" of any such parties. Both agreements may be terminated on 60 days written notice by any party or by a vote of a majority of the outstanding voting securities of the Fund and will terminate automatically if assigned.


Administration Agreement. Pursuant to an administration agreement, dated December 22, 1994, the Adviser provided the Fund with general office facilities and supervised the overall administration of the Fund including, among other responsibilities, the negotiation of contracts and fees with, and the monitoring of performance and billings of the independent contractors and agents of the Fund, the preparation and filing of all documents required for compliance by the Fund with applicable laws and regulations and arranging for the maintenance of books and records (other than accounting books and records) of the Fund. The Adviser paid all compensation of the Trustees, officers and employees of the Fund who were affiliated persons of the Adviser. The administration agreement terminated in September 1995.

Under the administration agreement, the Adviser would have received from the Fund, a fee at an annual rate of 0.10% of the Fund's average daily net assets, subject to the expense limitation provisions described below. For the fiscal year ended March 31, 1995, administration fees paid by the Fund to TFMC, the Fund's former administrator would have amounted to $21,511 and the Adviser would have received $7,171 for the year ended March 31, 1995; however, all such fees were not imposed pursuant to the fee and expense limitation arrangements then in effect.

Under the administration agreement, neither the Adviser nor its personnel was liable for any error of judgment or mistake of law or for any act or omission in the administration of the Fund except for willful misfeasance, bad faith or gross negligence in the performance of its duties or from reckless disregard of its obligations and duties under the administration agreement.


Administrative Services Agreement. During the fiscal year ended March 31, 1995, the Fund was a party to an administrative services agreement with TFMC (the "Services Agreement"), pursuant to which TFMC performed bookkeeping and accounting services and functions, including preparing and maintaining various accounting books, records and other documents and keeping such general ledgers and portfolio accounts as are reasonably necessary for the operation of the Fund. Other administrative services included communications in response to shareholder inquiries and certain printing expenses of various financial reports. In addition, such staff and office space, facilities and equipment was provided as necessary to provide the required administrative services. The Services Agreement was amended in connection with the appointment of the Adviser as administrator to the Fund to permit services under the Agreement to be provided by the Adviser and its affiliates. The Services Agreement was terminated during the fiscal year ended March 31, 1995.

For the fiscal year ended March 31, 1995, the Fund paid to TFMC (pursuant to the Services Agreement) $9,604 of which $8,164 was paid to TFMC and $1,440 was paid for certain data processing and pricing information services.

For the fiscal year ended March 31, 1995, the Portfolio paid TFMC (pursuant to the Services Agreement) $24,461of which $17,704 was paid to TFMC and $6,757 was paid for certain data processing and pricing information services.

Accounting and Legal Services Agreement. The Trust, on behalf of the Fund, is a party to an Accounting and Legal Services Agreement with the Adviser. Pursuant to this agreement, the Adviser provides the Fund with certain tax, accounting and legal services. For the period from April 1, 1997 to May 31, 1997, the Fund paid the Adviser $915 for services under this agreement. From the effective date of July 1, 1996 to March 31, 1997, the Fund paid the Adviser $4,508 under this agreement.

In order to avoid conflicts with portfolio trades for the Fund, the Adviser and the Fund have adopted extensive restrictions on personal securities trading by personnel of the Adviser and its affiliates. Some of these restrictions are: pre-clearance for all personal trades and a ban on the purchase of initial public offerings, as well as contributions to specified charities of profits on securities held for less than 91 days. These restrictions are a continuation of the basic principle that the interests of the Fund and its shareholders come first.


 DISTRIBUTION CONTRACTS


The Fund has a Distribution Agreement with John Hancock Funds. Under the agreement, John Hancock Funds is obligated to use its best efforts to sell shares on behalf of the Fund. Shares of the Fund are also sold by selected broker-dealers (the "Selling Brokers") which have entered into selling agency agreements with John Hancock Funds. John Hancock Funds accepts orders for the purchase of the shares of the Fund that are continually offered at net asset value next determined, plus any applicable sales charge, if any. In connection with the sale of Class A or Class B shares, John Hancock Funds and Selling Brokers receive compensation from a sales charge imposed, in the case of Class A shares, at the time of sale or, in the case of Class B shares, on a deferred basis. John Hancock Funds may pay extra compensation to financial services firms selling large amounts of fund shares. This compensation would be calculated as a percentage of fund shares sold by the firm.

Total underwriting commissions for sales of the Fund's Class A shares for the fiscal years ended March 31, 1995, 1996 and 1997 were $24,555, $4,976 and $26,470, respectively, and for the period from April 1, 1997 to May 31, 1997 was $7,357. Of such amounts, $4,090, $0, $6,000 and $557, respectively, were retained by John Hancock Funds in 1995, 1996, 1997 and for the period from April 1, 1997 to May 31, 1997. The remainder of the underwriting commissions were reallowed to dealers.

The  Fund's   Trustees,   including  the  Independent   Trustees,   adopted  new
Distribution Plans with respect to Class A and Class B shares (the "Plans"), pursuant to Rule 12b-1 under the Investment Company Act. Such Plans were approved by a majority of the outstanding shares of each respective class on December 16, 1994 and became effective on December 22, 1994. Under the Plans the Fund will pay distribution and service fees at an aggregate annual rate of up to 0.25% and 1.00%, respectively, of the Fund's average daily net assets attributable to shares of that class. However, the service fee will not exceed 0.25% of the Fund's average daily net assets attributable to each class of shares. The distribution fees will be used to reimburse the John Hancock Funds for their distribution expenses, including but not limited to: (i) initial and ongoing sales compensation to Selling Brokers and others (including affiliates of the John Hancock Funds) engaged in the sale of Fund shares; (ii) marketing, promotional and overhead expenses incurred in connection with the distribution of Fund shares; and (iii) with respect to Class B shares only, interest expenses on unreimbursed distribution expenses. The service fees will be used to compensate Selling Brokers and others for providing personal and account maintenance services to shareholders. In the event the John Hancock Funds is not fully reimbursed for payments or expenses they incur under the Class A Plan, these expenses will not be carried beyond twelve months from the date they were incurred. Unreimbursed expenses under the Class B Plan will be carried forward together with interest on the balance of these unreimbursed expenses. The Fund does not treat unreimbursed expenses under the Class B Plan as a liability of the Fund, because the Trustees may terminate the Class B Plan at any time. For the period from April 1, 1997 to May 31, 1997, an aggregate of $402,344 of distribution expenses or 6.06% of the average net assets of the Class B shares of the Fund, was not reimbursed or recovered by the John Hancock Funds through the receipt of deferred sales charges or 12b-1 fees in prior periods.

The Plans were approved by a majority of the voting securities of the Fund. The Plans and all amendments were approved by the Trustees, including a majority of the Trustees who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Plans (the "Independent Trustees"), by votes cast in person at meetings called for the purpose of voting on these Plans.

Pursuant to the Plans, at least quarterly, John Hancock Funds provides the Fund with a written report of the amounts expended under the Plans and the purpose for which these expenditures were made. The Trustees review these reports on a quarterly basis to determine their continued appropriateness.

The Plans provide that they will continue in effect only so long as its continuance is approved at least annually by a majority of both the Trustees and the Independent Trustees. The Plans provide that they may be terminated without penalty (a) by a vote of a majority of the Independent Trustees, or (b) by a vote of a majority of the Fund's outstanding shares of the applicable class in each case upon 60 days' written notice to John Hancock Funds and (c) automatically in the event of assignment. The Plans further provide that they may not be amended to increase the maximum amount of the fees for the services described therein without the approval of a majority of the outstanding shares of the class of the Fund which has voting rights with respect to the Plan. Each Plan provides that no material amendment to the Plans will be effective unless it is approved by a majority vote of the Trustees and the Independent Trustees of the Fund. The holders of Class A and Class B shares have exclusive voting rights with respect to the Plan applicable to their respective class of shares. In adopting the Plans, the Trustees concluded that, in their judgment, there is a reasonable likelihood that the Plans will benefit the holders of the applicable class of shares of the Fund.

Amounts paid to John Hancock Funds by any class of shares of the Fund will not be used to pay the expenses incurred with respect to any other class of shares of the Fund; provided, however, that expenses attributable to the Fund as a whole will be allocated, to the extent permitted by law, according to a formula based upon gross sales dollars and/or average daily net assets of each such class, as may be approved from time to time by vote of a majority of the Trustees. From time to time, the Fund may participate in joint distribution activities with other Funds and the costs of those activities will be borne by each Fund in proportion to the relative net asset value of the participating Funds.

During the period from April 1, 1997 to May 31, 1997, the Fund paid John Hancock Funds the following amounts of expenses in connection with their services for the Fund:

                                  Expense Items


                                       Printing and                                                Interest,
                                       Mailing of                                Expenses of       Carrying or
                                       Prospectus to      Compensation to        John Hancock      Other Finance
                     Advertising       New Shareholders   Selling Brokers        Funds             Charges
                     -----------       ----------------   ---------------        -----             -------
Class A shares         $1,021              $    656            $5,845               $1,909            $    0
Class B shares         $  781              $    623            $3,852               $1,343            $4,487


NET ASSET VALUE


For purposes of calculating the net asset value ("NAV") of the Fund's shares, the following procedures are utilized wherever applicable.


Debt investment securities are valued on the basis of valuations furnished by a principal market maker or a pricing service, both of which generally utilize electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities without exclusive reliance upon quoted prices.

Short-term debt investments which have a remaining maturity of 60 days or less are generally valued at amortized cost which approximates market value. If market quotations are not readily available or if in the opinion of the Adviser any quotation or price is not representative of true market value, the fair value of the security may be determined in good faith in accordance with procedures approved by the Trustees.

Foreign securities are valued on the basis of quotations from the primary market in which they are traded. Any assets or liabilities expressed in terms of foreign currencies are translated into U.S. dollars by the custodian bank based on London currency exchange quotations as of 5:00 p.m., London time (12:00 noon, New York time) on the date of any determination of the Fund's NAV. If quotations are not readily available, or the value has been materially affected by the events occurring after closing of a foreign market, assets are valued by a method that Trustees believe accurately reflects fair value.

The NAV for each fund and class is determined each business day at the close of regular trading on the New York Stock Exchange (typically 4:00 p.m. Eastern
Time) by dividing a class's net assets by the number of its shares outstanding. On any day an international market is closed and the New York Stock Exchange is open, any foreign securities will be valued at the prior day's close with the current day's exchange rate. Trading of foreign securities may take place on Saturdays and U.S. business holidays on which the Fund's NAV is not calculated. Consequently, the Fund's portfolio securities may trade and the NAV of the Fund's redeemable securities may be significantly affected on days when a shareholder has no access to the Fund.


INITIAL SALES CHARGE ON CLASS A SHARES


Shares of the Fund are offered at a price equal to their net asset value plus a sales charge which, at the option of the purchaser, may be imposed either at the time of purchase (the "initial sales charge alternative") or on a contingent deferred basis (the "deferred sales charge alternative"). Share certificates will not be issued unless requested by the shareholder in writing, and then they will only be issued for full shares. The Trustees reserve the right to change or waive a Fund's minimum investment requirements and to reject any order to purchase shares (including purchase by exchange) when in the judgment of the Adviser such rejection is in the Fund's best interest.

The sales charges applicable to purchases of Class A shares of the Fund are described in the Prospectus. Methods of obtaining reduced sales charges referred to generally in the Prospectus are described in detail below. In calculating the sales charge applicable to current purchases of Class A shares of the Fund, the investor is entitled to accumulate current purchases with the greater of the current value (at offering price) of the Class A shares of the Fund owned by the investor, or if John Hancock Signature Services, Inc. ("Signature Services") is notified by the investor's dealer or the investor at the time of the purchase, the cost of the Class A shares owned.


Without Sales Charge. Class A shares may be offered without a front-end sales charge or CDSC to various individuals and institutions as follows:


         o Any state, county or any instrumentality, department, authority, or agency of these entities that is prohibited by applicable investment laws from paying a sales charge or commission when it purchases shares of any registered investment management company.*

         o A bank, trust company, credit union, savings institution or other depository institution, its trust departments or common trust funds if it is purchasing $1 million or more for non-discretionary customers or accounts.*

         o A Trustee or officer of the Trust; a Director or officer of the Adviser and its affiliates or Selling Brokers; employees or sales representatives of any of the foregoing; retired officers, employees or Directors of any of the foregoing; a member of the immediate family
         (spouse, children, grandchildren, mother, father, sister, brother, mother-in-law, father-in-law) of any of the foregoing; or any fund, pension, profit sharing or other benefit plan for the individuals described above.

         o A broker, dealer, financial planner, consultant or registered investment advisor that has entered into an agreement with John Hancock Funds providing specifically for the use of Fund shares in fee-based investment products or services made available to their clients.

         o A former participant in an employee benefit plan with John Hancock funds, when he or she withdraws from his or her plan and transfers any or all of his or her plan distributions directly to the Fund.

         o A member of an approved affinity group financial services plan.*

         o A member of a class action lawsuit against insurance companies who is investing settlement proceeds.

         o Retirement plans participating in Merrill Lynch servicing programs, if the Plan has more than $3 million in assets or 500 eligible employees at the date the Plan Sponsor signs the Merrill Lynch Recordkeeping Service Agreement. See your Merrill Lynch financial consultant for further information.

         o Existing full service clients of the Life Company who were group annuity contract holders as of September 1, 1994 , and participant directed defined contribution plans with at least 100 eligible employees at the inception of the Fund account, may purchase Class A shares with no initial sales charge. However, if the shares are redeemed within 12 months after the end of the calendar year in which the purchase was made, a CDSC will be imposed at the following rate:


                     Amount Invested                                 CDSC Rate
                     ---------------                                 ---------

          $1 to $4,999,999                                             1.00%
          Next $5 million to $9,999,999                                0.50%
          Amounts of $10 million and over                              0.25%

Class A shares  may  also be  purchased  without  an  initial  sales  charge  in
connection  with  certain  liquidation,   merger  or  acquisition   transactions
involving other investment companies or personal holding companies.


*For investments made under these provisions, John Hancock Funds may make a payment out of its own resources to the Selling Broker in an amount not to exceed 0.25% of the amount invested.

Combination Privilege. In calculating the sales charge applicable to purchases of Class A shares made at one time, the purchases will be combined to reduce sales charges if made by (a) an individual, his or her spouse and their children under the age of 21, purchasing securities for his or their own account, (b) a trustee or other fiduciary purchasing for a single trust, estate or fiduciary account and (c) groups which qualify for the Group Investment Program (see below). Further information about combined purchases, including certain restrictions on combined group purchases, is available from Signature Services or a Selling Broker's representative.

Accumulation Privilege. Investors (including investors combining purchases) who are already Class A shareholders may also obtain the benefit of the reduced sales charge by taking into account not only the amount then being invested but also the purchase price or current value of the Class A shares John Hancock money market funds will only be eligible for the accumulation privilege if the investor has previously paid a sales charge on the amount of those shares.

Group Investment Program. Under the Combination and Accumulation Privileges, all members of a group may combine their individual purchases of Class A shares to potentially qualify for breakpoints in the sales charge schedule. This feature is provided to any group which (1) has been in existence for more than six months, (2) has a legitimate purpose other than the purchase of mutual fund shares at a discount for its members, (3) utilizes salary deduction or similar group methods of payment, and (4) agrees to allow sales materials of the fund in its mailings to members at a reduced or no cost to John Hancock Funds.

Letter of Intention. Reduced sales charges are also applicable to investments made pursuant to a Letter of Intention (the "LOI"), which should be read carefully prior to its execution by an investor. The Fund offers two options regarding the specified period for making investments under the LOI. All investors have the option of making their investments over a specified period of thirteen (13) months. Investors who are using the Fund as a funding medium for a qualified retirement plan, however, may opt to make the necessary investments called for by the LOI over a forty-eight (48) month period. These qualified retirement plans include IRAs, SEP, SARSEP, 401(k), 403(b) (including TSAs) and
Section 457 plans. Such an investment (including accumulations and combinations) must aggregate $50,000 or more invested during the specified period from the date of the LOI or from a date within ninety (90) days prior thereto, upon written request to Signature Services. The sales charge applicable to all amounts invested under the LOI is computed as if the aggregate amount intended to be invested had been invested immediately. If such aggregate amount is not actually invested, the difference in the sales charge actually paid and the sales charge payable had the LOI not been in effect is due from the investor. However, for the purchases actually made within the specified period (either 13 or 48 months), the sales charge applicable will not be higher than that which would have been applied (including accumulations and combinations) had the LOI been for the amount actually invested.


The LOI authorizes Signature Services to hold in escrow sufficient Class A shares (approximately 5% of the aggregate) to make up any difference in sales charges on the amount intended to be invested and the amount actually invested, until such investment is completed within the specified period, at which time the escrowed Class A shares will be released. If the total investment specified in the LOI is not completed, the Class A shares held in escrow may be redeemed and the proceeds used as required to pay such sales charge as may be due. By signing the LOI, the investor authorizes Signature Services to act as his or her attorney-in-fact to redeem any escrowed Class A shares and adjust the sales charge, if necessary. A LOI does not constitute a binding commitment by an investor to purchase, or by the Fund to sell, any additional Class A shares and may be terminated at any time.

DEFERRED SALES CHARGE ON CLASS B SHARES

Investments in Class B shares are purchased at net asset value per share without the imposition of a sales charge so that the Fund will receive the full amount of the purchase payment.


Contingent Deferred Sales Charge. Class B shares which are redeemed within four years of purchase will be subject to a contingent deferred sales charge ("CDSC") at the rates set forth in the Prospectus as a percentage of the dollar amount subject to the CDSC. The charge will be assessed on an amount equal to the lesser of the current market value or the original purchase cost of the Class B shares being redeemed. No CDSC will be imposed on increases in account value above the initial purchase prices, including Class B shares derived from reinvestment of dividends or capital gains distributions. No CDSC will be imposed on shares derived from reinvestment of dividends or capital gains distributions.


Class B shares are not available to full-service defined contribution plans administered by Signature Services or the Life Company that had more than 100 eligible employees at the inception of the Fund account.


The amount of the CDSC, if any, will vary depending on the number of years from the time of payment for the purchase of Class B shares until the time of redemption of such shares. Solely for purposes of determining the number of years from the time of any payment for the purchases of shares, all payments during a month will be aggregated and deemed to have been made on the first day of the month.

In determining whether a CDSC applies to a redemption, the calculation will be determined in a manner that results in the lowest possible rate being charged. It will be assumed that your redemption comes first from shares you have held beyond the six-year CDSC redemption period or those you acquired through dividend and capital gain reinvestment, and next from the shares you have held the longest during the six-year period. For this purpose, the amount of any increase in a share's value above its initial purchase price is not regarded as a share exempt from CDSC. Thus, when a share that has appreciated in value is redeemed during the CDSC period, a CDSC is assessed only on its initial purchase price. However, you cannot redeem appreciation value only in order to avoid a CDSC.


When requesting a redemption for a specific dollar amount please indicate if you require the proceeds to equal the dollar amount requested. If not indicated, only the specified dollar amount will be redeemed from your account and the proceeds will be less any applicable CDSC.

Example:

You have purchased 100 shares at $10 per share. The second year after your purchase, your investment's net asset value per share has increased by $2 to $12, and you have gained 10 additional shares through dividend reinvestment. If you redeem 50 shares at this time your CDSC will be calculated as follows:

*        Proceeds of 50 shares redeemed at $12 per share                 $600
*        Minus proceeds of 10 shares not subject to CDSC
             (dividend reinvestment)                                     -120
*        Minus appreciation on remaining shares
             (40 shares x $2)                                            - 80
                                                                         ----
*        Amount subject to CDSC                                          $400


Proceeds from the CDSC are paid to John Hancock Funds and are used in whole or in part by John Hancock Funds to defray its expenses related to providing distribution-related services to the Fund in connection with the sale of the Class B shares, such as the payment of compensation to select Selling Brokers for selling Class B shares. The combination of the CDSC and the distribution and service fees facilitates the ability of the Fund to sell the Class B shares without a sales charge being deducted at the time of the purchase.


Waiver of Contingent Deferred Sales Charge. The CDSC will be waived on redemptions of Class B shares and of Class A shares that are subject to a CDSC, unless indicated otherwise, in the circumstances defined below:


For all account types:

* Redemptions made pursuant to the Fund's right to liquidate your account if you own shares worth less than $1,000.

* Redemptions made under certain liquidation, merger or acquisition transactions involving other investment companies or personal holding companies.

*        Redemptions due to death or disability.

* Redemptions made under the Reinstatement Privilege, as described in "Sales Charge Reductions and Waivers" of the Prospectus.

* Redemptions of Class B shares made under a periodic withdrawal plan, as long as your annual redemptions do not exceed 12% of your account value, including reinvested dividends, at the time you established your periodic withdrawal plan and 12% of the value of subsequent investments (less redemptions) in that account at the time you notify Signature Services. (Please note that this waiver does not apply to periodic withdrawal plan redemptions of Class A shares that are subject to a CDSC.)


* Redemptions by Retirement plans participating in Merrill Lynch servicing programs, if the Plan has less than $3 million in assets or 500 eligible employees at the date the Plan Sponsor signs the Merrill Lynch Recordkeeping Service Agreement. See your Merrill Lynch financial consultant for further information.

For Retirement Accounts (such as IRA, SIMPLE, Rollover IRA, TSA, 457, 403(b), 401(k), Money Purchase Pension Plan, Profit-Sharing Plan and other qualified plans as described in the Internal Revenue Code) unless otherwise noted.

* Redemptions made to effect mandatory or life expectancy distributions under the Internal Revenue Code.

*        Returns of excess contributions made to these plans.

* Redemptions made to effect distributions to participants or beneficiaries from employer sponsored retirement plans under Section 401(a) of the Code (such as 401(k), Money Purchase Pension Plan, Profit-Sharing Plan).

* Redemptions from certain IRA and retirement plans that purchased shares prior to October 1, 1992 and certain IRA accounts that purchased shares prior to May 15, 1995.

Please see matrix for reference.


CDSC Waiver Matrix for Class B Funds

-------------------- ------------------ ------------------- ------------------ ------------------ -------------------
Type of              401(a) Plan        403(b)              457                IRA, IRA Rollover  Non-retirement
Distribution         (401(k), MPP,
                     PSP)

-------------------- ------------------ ------------------- ------------------ ------------------ -------------------
Death or             Waived             Waived              Waived             Waived             Waived
Disability
-------------------- ------------------ ------------------- ------------------ ------------------ -------------------
Over 70 1/2          Waived             Waived              Waived             Waived for         12% of account
                                                                               mandatory          value annually in
                                                                               distributions or   periodic payments
                                                                               12% of account
                                                                               value annually
                                                                               in periodic
                                                                               payments

-------------------- ------------------ ------------------- ------------------ ------------------ -------------------
Between 59 1/2       Waived             Waived              Waived             Waived for Life    12% of account
and 70 1/2                                                                     Expectancy or      value annually in
                                                                               12% of account     periodic payments
                                                                               value annually
                                                                               in periodic
                                                                               payments

-------------------- ------------------ ------------------- ------------------ ------------------ -------------------
Under 59 1/2         Waived             Waived for          Waived for         Waived for         12% of account
                                        annuity payments    annuity payments   annuity payments   value annually in
                                        (72+) or 12% of     (72+) or 12% of    (72+) or 12% of    periodic payments
                                        account value       account value      account value
                                        annually in         annually in        annually in
                                        periodic payments   periodic payments  periodic payments

-------------------- ------------------ ------------------- ------------------ ------------------ -------------------
Loans                Waived             Waived              N/A                N/A                N/A

-------------------- ------------------ ------------------- ------------------ ------------------ -------------------
Termination of       Not Waived         Not Waived          Not Waived         Not Waived         N/A
Plan
-------------------- ------------------ ------------------- ------------------ ------------------ -------------------
Hardships            Waived             Waived              Waived             N/A                N/A

-------------------- ------------------ ------------------- ------------------ ------------------ -------------------
Return of            Waived             Waived              Waived             Waived             N/A
Excess
-------------------- ------------------ ------------------- ------------------ ------------------ -------------------

If you qualify for a CDSC waiver under one of these situations, you must notify Signature Services at the time you make your redemption. The waiver will be granted once Signature Services has confirmed that you are entitled to the waiver.

SPECIAL REDEMPTIONS


Although it would not normally do so, the Fund has the right to pay the redemption price of shares of the Fund in whole or in part in portfolio securities as prescribed by the Trustees. When the shareholder sells portfolio securities received in this fashion, the shareholder will incur a brokerage charge. Any such securities would be valued for the purposes of making such payment at the same value as used in determining net asset value. The Fund has elected to be governed by Rule 18f-1 under the Investment Company Act. Under that rule, the Fund must redeem its shares for cash except to the extent that the redemption payments to any shareholder during any 90-day period would exceed the lesser of $250,000 or 1% of the Fund's net asset value at the beginning of such period.


ADDITIONAL SERVICES AND PROGRAMS


Exchange Privilege. The Fund permits exchanges of shares of any class of a fund for shares of the same class in any other John Hancock fund offering that class.

Exchanges between funds with shares that are not subject to a CDSC are based on their respective net asset values. No sales charge or transaction charge is imposed. Shares of the Fund which are subject to a CDSC may be exchanged into shares of any of the other John Hancock funds that are subject to a CDSC without incurring the CDSC; however, the shares acquired in an exchange will be subject to the CDSC schedule of the shares acquired if and when such shares are redeemed (except that shares exchanged into John Hancock Short-Term Strategic Income Fund, John Hancock Intermediate Maturity Government Fund and John Hancock Limited-Term Government Fund will retain the exchanged fund's CDSC schedule). For purposes of computing the CDSC payable upon redemption of shares acquired in an exchange, the holding period of the original shares is added to the holding period of the shares acquired in an exchange.

If a shareholder exchanges Class B shares purchased prior to January 1, 1994 (except John Hancock Short-Term Strategic Income Fund) for Class B shares of any other John Hancock fund, the acquired shares will continue to be subject to the CDSC schedule that was in effect when the exchanged shares were purchased.

The Fund reserves the right to require that previously exchanged shares (and reinvested dividends) be in the Fund for 90 days before a shareholder is permitted a new exchange.

The Fund may refuse any exchange order. The Fund may change or cancel its exchange policies at any time, upon 60 days' notice to its shareholders.

An exchange of shares is treated as a redemption of shares of one fund and the purchase of shares of another for Federal Income Tax purposes. An exchange may result in a taxable gain or loss. See "TAX STATUS".

Systematic Withdrawal Plan. The Fund permits the establishment of a Systematic Withdrawal Plan. Payments under this plan represent proceeds arising from the redemption of Fund shares. Since the redemption price of the Fund shares may be more or less than the shareholder's cost, depending upon the market value of the securities owned by the Fund at the time of redemption, the distribution of cash pursuant to this plan may result in realization of gain or loss for purposes of Federal, state and local income taxes. The maintenance of a Systematic Withdrawal Plan concurrently with purchases of additional Class A or Class B shares of the Fund could be disadvantageous to a shareholder because of the initial sales charge payable on such purchases of Class A shares and the CDSC imposed on redemptions of Class B shares and because redemptions are taxable events. Therefore, a shareholder should not purchase Class A and Class B shares at the same time a Systematic Withdrawal Plan is in effect. The Fund reserves the right to modify or discontinue the Systematic Withdrawal Plan of any shareholder on 30 days prior written notice to such shareholder, or to discontinue the availability of such plan in the future. The shareholder may terminate the plan at any time by giving proper notice to Signature Services.

Monthly Automatic Accumulation Program ("MAAP"). The program is explained in the Prospectus. The program, as it relates to automatic investment checks, is subject to the following conditions:

The investments will be drawn on or about the day of the month indicated.

The privilege of making investments through the MAAP may be revoked by Signature Services without prior notice if any investment is not honored by the shareholder's bank. The bank shall be under no obligation to notify the shareholder as to the non-payment of any checks.

The program may be discontinued by the shareholder either by calling Signature Services or upon written notice to Signature Services which is received at least five (5) business days prior to the due date of any investment.

Reinstatement or Reinvestment Privilege. If Signature Services is notified prior to reinvestment, a shareholder who has redeemed Fund shares may, within 120 days after the date of redemption, reinvest without payment of a sales charge any part of the redemption proceeds in shares of the same class of the Fund or another John Hancock fund, subject to the minimum investment limit of that fund. The proceeds from the redemption of Class A shares may be reinvested at net asset value without paying a sales charge in Class A shares of the Fund or in Class A shares of any John Hancock fund. If a CDSC was paid upon a redemption, a shareholder may reinvest the proceeds from this redemption at net asset value in additional shares of the class from which the redemption was made. The shareholder's account will be credited with the amount of any CDSC charged upon the prior redemption and the new shares will continue to be subject to the CDSC. The holding period of the shares acquired through reinvestment will, for purposes of computing the CDSC payable upon a subsequent redemption, include the holding period of the redeemed shares.

To protect the interests of other investors in the Fund, the Fund may cancel the reinvestment privilege of any parties that, in the opinion of the Fund, are using market timing strategies or making more than seven exchanges per owner or controlling party per calendar year. Also, the Fund may refuse any reinvestment request.

The Fund may change or cancel its reinvestment policies at any time.

A redemption or exchange of Fund shares is a taxable transaction for Federal income tax purposes even if the reinvestment privilege is exercised, and any gain or loss realized by a shareholder on the redemption or other disposition of Fund shares will be treated for tax purposes as described under the caption "TAX STATUS."

Retirement plans participating in Merrill Lynch's servicing programs:

Class A shares are available at net asset value for plans with $3 million in plan assets or 500 eligible employees at the date the Plan Sponsor signs the Merrill Lynch Recordkeeping Service Agreement. If the plan does not meet either of these limits, Class A shares are not available.

For participating retirement plans investing in Class B shares, shares will convert to Class A shares after eight years, or sooner if the plan attains assets of $5 million (by means of a CDSC-free redemption/purchase at net asset value).


DESCRIPTION OF THE FUND'S SHARES


The Trustees of the Trust are responsible for the management and supervision of the Fund. The Declaration of Trust permits the Trustees to issue an unlimited number of full and fractional shares of beneficial interest of the Fund, without par value. Under the Declaration of Trust, the Trustees have the authority to create and classify shares of beneficial interest in separate series, without further action by shareholders. As of the date of this Statement of Additional Information, the Trust has two Funds and only one series and the Trustees have not authorized any additional series of the Fund, although they may do so in the future. The Declaration of Trust also authorizes the Trustees to classify and reclassify the shares of the Fund, or any new series of the Trust into one or more classes. As of the date of this Statement of Additional Information, the Trustees have authorized the issuance of two classes of shares of the Fund, designated as Class A and Class B.

The shares of each class of the Fund represent an equal proportionate interest in the aggregate net assets attributable to that class or series of the Fund. Holders of Class A and Class B shares have certain exclusive voting rights on matters relating to their respective distribution plans. The different classes of the Fund may bear different expenses relating to the cost of holding shareholder meetings necessitated by the exclusive voting rights of any class of shares.

Dividends paid by the Fund, if any, with respect to each class of shares will be calculated in the same manner, at the same time and on the same day and will be in the same amount, except for differences resulting from the facts that (i) the distribution and service fees relating to Class A and Class B shares will be borne exclusively by that class, (ii) Class B shares will pay higher distribution and service fees than Class A shares and (iii) each Class A and Class B shares will bear any class expenses properly allocable to that class of shares, subject to the conditions the Internal Revenue Service imposes with respect to the multiple-class structures. Similarly, the net asset value per share may vary depending on whether Class A or Class B shares are purchased.

In the event of liquidation, shareholders of each class are entitled to share pro rata in the net assets of the Fund available for distribution to these shareholders. Shares entitle their holders to one vote per share, are freely transferable and have no preemptive, subscription or conversion rights. When issued, shares are fully paid and non-assessable, except as set forth below.

Unless otherwise required by the Investment Company Act or the Declaration of Trust, the Fund has no intention of holding annual meetings of shareholders. Fund shareholders may remove a Trustee by the affirmative vote of at least two-thirds of the Trust's outstanding shares and the Trustees shall promptly call a meeting for such purpose when requested to do so in writing by the record holders of not less than 10% of the outstanding shares of the Trust. Shareholders may, under certain circumstances, communicate with other shareholders in connection with requesting a special meeting of shareholders. However, at any time that less than a majority of the Trustees holding office were elected by the shareholders, the Trustees will call a special meeting of shareholders for the purpose of electing Trustees.

Under Massachusetts law, shareholders of a Massachusetts business trust could, under certain circumstances, be held personally liable for acts or obligations of the Trust. However, the Declaration of Trust contains an express disclaimer of shareholder liability for acts, obligations or affairs of the Fund. The Declaration of Trust also provides for indemnification out of the Fund's assets for all losses and expenses of any shareholder held personally liable by reason of being or having been a shareholder. The Declaration of Trust also provides that no series of the Trust shall be liable for the liabilities of any other series. Furthermore, no fund included in this Fund's prospectus shall be liable for the liabilities of any other John Hancock Fund. Liability is therefore limited to circumstances in which the Fund itself would be unable to meet its obligations, and the possibility of this occurrence is remote.

The Fund reserves the right to reject any application which conflicts with the Fund's internal policies or the policies of any regulatory authority. Use of information provided on the account application may be used by the Fund to verify the accuracy of the information or for background or financial history purposes. A shareholder's account is governed by the laws of The Commonwealth of Massachusetts.


TAX STATUS


The Fund has qualified and has elected to be treated as a "regulated investment company" under Subchapter M of the Code and intends to continue to so qualify for each taxable year. As such and by complying with the applicable provisions of the Code regarding the sources of its income, the timing of its distributions, and the diversification of its assets, the Fund will not be subject to Federal income tax on its taxable income (including net realized capital gains) which is distributed to shareholders in accordance with the timing requirements of the Code.


The Fund will be subject to a 4% nondeductible Federal excise tax on certain amounts not distributed (and not treated as having been distributed) on a timely basis in accordance with annual minimum distribution requirements. The Fund intends under normal circumstances to seek to avoid or minimize liability for such tax by satisfying such distribution requirements.

Distributions from the Fund's current or accumulated earnings and profits ("E&P") will be taxable under the Code for investors who are subject to tax. If these distributions are paid from the Fund's "investment company taxable income," they will be taxable as ordinary income; and if they are paid from the Fund's "net capital gain," they will be taxable as long-term capital gain. (Net capital gain is the excess (if any) of net long-term capital gain over net short-term capital loss, and investment company taxable income is all taxable income and capital gains, other than net capital gain, after reduction by deductible expenses.) Some distributions from investment company taxable income and/or net capital gain may be paid in January but may be taxable to shareholders as if they had been received on December 31 of the previous year. The tax treatment described above will apply without regard to whether distributions are received in cash or reinvested in additional shares of the Fund.

Distributions, if any, in excess of E&P will constitute a return of capital under the Code, which will first reduce an investor's federal tax basis in Fund shares and then, to the extent such basis is exceeded, will generally give rise to capital gains. Shareholders who have chosen automatic reinvestment of their distributions will have a federal tax basis in each share received pursuant to such a reinvestment equal to the amount of cash they would have received had they elected to receive the distribution in cash, divided by the number of shares received in the reinvestment.

The amount of net realized capital gains, if any, in any given year will vary depending upon the Adviser's current investment strategy and whether the Adviser believes it to be in the best interests of the Fund to dispose of portfolio securities or enter into options or futures transactions that will generate capital gains. At the time of an investor's purchase of Fund shares, a portion of the purchase price is often attributable to realized or unrealized appreciation in the Fund's portfolio. Consequently, subsequent distributions on these shares from such appreciation may be taxable to such investor even if the net asset value of the investor's shares is, as a result of the distributions, reduced below the investor's cost for such shares, and the distributions in reality represent a return of a portion of the purchase price.

Upon a redemption of shares of the Fund (including by exercise of the exchange privilege) a shareholder may realize a taxable gain or loss depending upon the amount of the proceeds and the investor's basis in his shares. Such gain or loss will be treated as capital gain or loss if the shares are capital assets in the shareholder's hands and will be long-term or short-term, depending upon the shareholder's tax holding period for the shares and subject to the special rules described below. A sales charge paid in purchasing Class A shares of the Fund cannot be taken into account for purposes of determining gain or loss on the redemption or exchange of such shares within 90 days after their purchase to the extent shares of the Fund or another John Hancock Fund are subsequently acquired without payment of a sales charge pursuant to the reinvestment or exchange privilege. This disregarded charge will result in an increase in the shareholder's tax basis in the shares subsequently acquired. Also, any loss realized on a redemption or exchange may be disallowed to the extent the shares disposed of are replaced with other shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of, such as pursuant to automatic dividend reinvestments. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Any loss realized upon the redemption of shares with a tax holding period of six months or less will be treated as a long-term capital loss to the extent of any amounts treated as distributions of long-term capital gain with respect to such shares.

Although its present intention is to distribute, at least annually, all net capital gain, if any, the Fund reserves the right to retain and reinvest all or any portion of the excess, as computed for Federal income tax purposes, of net long-term capital gain over net short-term capital loss in any year. The Fund will not in any event distribute net capital gain realized in any year to the extent that a capital loss is carried forward from prior years against such gain. To the extent such excess was retained and not exhausted by the carryforward of prior years' capital losses, it would be subject to Federal income tax in the hands of the Fund. Upon proper designation of this amount by the Fund, each shareholder would be treated for Federal income tax purposes as if the Fund had distributed to him on the last day of its taxable year his pro rata share of such excess, and he had paid his pro rata share of the taxes paid by the Fund and reinvested the remainder in the Fund. Accordingly, each shareholder would (a) include his pro rata share of such excess as long-term capital gain in his return for his taxable year in which the last day of the Fund's taxable year falls, (b) be entitled either to a tax credit on his return for, or to a refund of, his pro rata share of the taxes paid by the Fund, and
(c) be entitled to increase the adjusted tax basis for his shares in the Fund by the difference between his pro rata share of such excess and his pro rata share of such taxes.


For Federal income tax purposes, the Fund is permitted to carry forward a net capital loss in any year to offset its own net capital gains, if any, during the eight years following the year of the loss. To the extent subsequent net capital gains are offset by such losses, they would not result in Federal income tax liability to the Fund and, as noted above, would not be distributed as such to shareholders. The Fund has $7,980,391 of capital loss carryforwards as of the tax year ended May 31, 1997, of which $653,763 expires in 1998, $2,207,560 expires in 1999, $23,234 expires in 2000, $4,062,681 expires in 2001, $427,159 expires in 2002, $427,511 expires in 2004 and $178,483 expires in 2005, available to offset future net capital gains.


The Fund's dividends and capital gain distributions will not qualify for the corporate dividends-received deduction.

The Fund is required to accrue income on any debt securities that have more than a de minimis amount of original issue discount (or debt securities acquired at a market discount, if the Fund elects to include market discount in income currently) prior to the receipt of the corresponding cash payments. The mark to market rules applicable to certain options and futures contracts, may also require the Fund to recognize gain without a concurrent receipt of cash. However, the Fund must distribute to shareholders for each taxable year substantially all of its net income and net capital gains, including such income or gain, to qualify as a regulated investment company and avoid liability for any federal income or excise tax. Therefore, the Fund may have to dispose of its portfolio securities under disadvantageous circumstances to generate cash, or may have to leverage itself by borrowing the cash, to satisfy these distribution requirements.

A state income (and possibly local income and/or intangible property) tax exemption is generally available to the extent (if any) the Fund's distributions are derived from interest on (or, in the case of intangibles taxes, the value of its assets is attributable to) certain U.S. Government obligations, provided in some states that certain thresholds for holdings of such obligations and/or reporting requirements are satisfied. The Fund will not seek to satisfy any threshold or reporting requirements that may apply in particular taxing jurisdictions, although the Fund may in its sole discretion provide relevant information to shareholders.

The Fund will be required to report to the Internal Revenue Service (the "IRS") all taxable distributions to shareholders, as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt recipients, i.e., corporations and certain other investors distributions to which are exempt from the information reporting provisions of the Code. Under the backup withholding provisions of Code Section 3406 and applicable Treasury regulations, all such reportable distributions and proceeds may be subject to backup withholding of federal income tax at the rate of 31% in the case of non-exempt shareholders who fail to furnish the Fund with their correct taxpayer identification number and certain certifications required by the IRS or if the IRS or a broker notifies the Fund that the number furnished by the shareholder is incorrect or that the shareholder is subject to backup withholding as a result of failure to report interest or dividend income. The Fund may refuse to accept an application that does not contain any required taxpayer identification number or certification that the number provided is correct. If the backup withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in shares, will be reduced by the amounts required to be withheld. Any amounts withheld may be credited against a shareholder's U.S. federal income tax liability. Investors should consult their tax advisers about the applicability of the backup withholding provisions.

The Fund may be required to account for its  transactions  in forward rolls in a
manner  that,  under  certain  circumstances,   may  limit  the  extent  of  its
participation in such transactions.

Different tax treatment, including penalties on certain excess contributions and deferrals, certain pre-retirement and post-retirement distributions and certain prohibited transactions, is accorded to accounts maintained as qualified retirement plans. Shareholders should consult their tax advisers for more information.

Limitations imposed by the Code on regulated investment companies like the Fund may restrict the Fund's ability to enter into futures and options transactions.

Certain options and futures transactions undertaken by the Fund may cause the Fund to recognize gains or losses from marking to market even though its positions have not been sold or terminated and affect the character as long-term or short-term and timing of some capital gains and losses realized by the Fund. Also, certain of the Fund's losses on its transactions involving options or futures contracts and/or offsetting or successor portfolio positions may be deferred rather than being taken into account currently in calculating the Fund's taxable income or gain. Certain of these transactions may also cause the Fund to dispose of investments sooner than would otherwise have occurred. Certain of the applicable tax rules may be modified if the Fund is eligible and chooses to make one or more of certain tax elections that may be available. These transactions may therefore affect the amount, timing and character of the Fund's distributions to shareholders. The Fund will take into account the special tax rules (including consideration of available elections) applicable to options and futures contracts in order to seek to minimize any potential adverse tax consequences.

The foregoing discussion relates solely to U.S. Federal income tax law as applicable to U.S. persons (i.e., U.S. citizens or residents and U.S. domestic corporations, partnerships, trusts or estates) subject to tax under such law. The discussion does not address special tax rules applicable to certain classes of investors, such as tax-exempt entities, insurance companies, and financial institutions. Dividends, capital gain distributions, and ownership of or gains realized on the redemption (including an exchange) of Fund shares may also be subject to state and local taxes. Shareholders should consult their own tax advisers as to the Federal, state or local tax consequences of ownership of shares of, and receipt of distributions from, the Fund in their particular circumstances.

Non-U.S. investors not engaged in a U.S. trade or business with which their investment in the Fund is effectively connected will be subject to U.S. Federal income tax treatment that is different from that described above. These investors may be subject to nonresident alien withholding tax at the rate of 30% (or a lower rate under an applicable tax treaty) on amounts treated as ordinary dividends from a Fund and, unless an effective IRS Form W-8 or authorized substitute for Form W-8 is on file, to 31% backup withholding on certain other payments from the Fund. Non-U.S. investors should consult their tax advisers regarding such treatment and the application of foreign taxes to an investment in the Fund.

The Fund is not subject to Massachusetts corporate excise or franchise taxes. Provided that the Fund qualifies as a regulated investment company under the Code, it will also not be required to pay any Massachusetts income tax.

CALCULATION OF PERFORMANCE


For the 30-day period ended May 31, 1997, the annualized yield for the Fund's Class A and Class B shares were 6.09% and 5.52%, respectively. Average annual return for the Fund's Class A and Class B shares for the period from December 31, 1991 (inception of the Fund) through May 31, 1997 were 4.38% and 4.28%, respectively. For the two month period from April 1, 1997 to May 31, 1997 returns were 2.00% and 1.88%, respectively, for Class A and B shares of the Fund. For the one year period ended May 31, 1997, the average annual returns were 4.24% and 3.77%, respectively. For the five year period ended May 31, 1997, the average annual returns were 3.94% and 3.89%, respectively.

The Fund's yield is computed by dividing net investment income per share determined for a 30-day period by the maximum offering price per share (which includes the full sales charge, where applicable) on the last day of the period, according to the following standard formula:

                            6
Yield = 2 ( [ (a - b) + 1 ]   - 1 )
                ---
                cd

Where:


a =       dividends and interest earned during the period.

b =       net expenses accrued during the period.


c  =      the average daily number of shares of the Fund outstanding during the period that would be entitled to receive dividends.

d = the maximum offering price per share on the last day of the period (NAV where applicable).

Total return is computed by finding the average annual compounded rate of return over the 1-year, 5-year, and 10-year periods that would equate the initial amount invested to the ending redeemable value according to the following formula:

     n _____
T = \ /ERV/P - 1

Where:

P =      a hypothetical initial investment of $1,000.

T =      average annual total return

n =      number of years


ERV= ending redeemable value of a hypothetical $1,000 investment made at designated periods or fraction thereof.

Because each class has its own sales charge and fee structure, the classes have different performance results. In the case of Class A or Class B shares, this calculation assumes the maximum sales charge is included in the initial investment or the CDSC applied at the end of the period, respectively. This calculation assumes that all dividends and distributions are reinvested at net asset value on the reinvestment dates during the period. The "distribution rate" is determined by annualizing the result of dividing the declared dividends of the Fund during the period stated by the maximum offering price or net asset value at the end of the period. Excluding the Fund's sales charge from the distribution rate produces a higher rate.


In addition to average annual total returns, the Fund may quote unaveraged or cumulative total returns reflecting the simple change in value of an investment over a stated period. Cumulative total returns may be quoted as a percentage or as a dollar amount, and may be calculated for a single investment, a series of investments, and/or a series of redemptions, over any time period. Total returns may be quoted with or without taking the Fund's sales charge on Class A shares or the CDSC on Class B shares into account. Excluding the Fund's sales charge on Class A shares and the CDSC on Class B shares from a total return calculation produces a higher total return figure.


From time to time, in reports and promotional literature, the Fund's total return and/or yield will be compared to indices of mutual funds and bank deposit vehicles such as Lipper Analytical Services, Inc.'s "Lipper -- Fixed Income Fund Performance Analysis," a monthly publication which tracks net assets, total return, and yield on fixed income mutual funds in the United States. Ibbotson and Associates, CDA Weisenberger and F.C. Towers are also used for comparison purposes, as well a the Russell and Wilshire Indices.


Performance rankings and ratings reported periodically in national financial publications such as MONEY Magazine, FORBES, BUSINESS WEEK, THE WALL STREET JOURNAL, MICROPAL, INC., MORNINGSTAR, STANGER'S and BARRON'S, may also be utilized. The Fund's promotional and sales literature may make reference to the Fund's "beta." Beta is a reflection of the market-related risk of the Fund by showing how responsive the Fund is to the market.

The performance of the Fund is not fixed or guaranteed. Performance quotations should not be considered to be representations of performance of the Fund for any period in the future. The performance of the Fund is a function of many factors including its earnings, expenses and number of outstanding shares. Fluctuating market conditions; purchases, sales and maturities of portfolio securities; sales and redemptions of shares of beneficial interest; and changes in operating expenses are all examples of items that can increase or decrease the Fund's performance.

BROKERAGE ALLOCATION


Decisions concerning the purchase and sale of portfolio securities and the allocation of brokerage commissions are made by the Adviser pursuant to recommendations made by an investment committee of the Adviser, which consists of officers and directors of the Adviser and affiliates and Trustees who are interested persons of the Fund. Orders for purchases and sales of securities are placed in a manner which, in the opinion of the Adviser, will offer the best price and market for the execution of each such transaction. Purchases from underwriters of portfolio securities may include a commission or commissions paid by the issuer and transactions with dealers serving as market makers to reflect a "spread." Debt securities are generally traded on a net basis through dealers acting for their own account as principals and not as brokers; no brokerage commissions are payable on these transactions.

In the U.S. and in some other countries, debt securities are traded principally in the over-the-counter market on a net basis through dealers acting for their own account and not as brokers. In other countries, both debt and equity securities are traded on exchanges at fixed commission rates. Commissions on foreign transactions are generally higher than the negotiated commission rates available in the U.S. There is generally less government supervision and regulation of foreign stock exchanges and broker-dealers than in the U.S.


The Fund's primary policy is to execute all purchases and sales of portfolio instruments at the most favorable prices consistent with best execution, considering all of the costs of the transaction including brokerage commissions. This policy governs the selection of brokers and dealers and the market in which a transaction is executed. Consistent with the foregoing primary policy, the Rules of Fair Practice of the National Association of Securities Dealers, Inc. and other policies as the Trustees may determine, the Adviser may consider sales of shares of the Fund as a factor in the selection of broker-dealers to execute the Fund's portfolio transactions.


To the extent consistent with the foregoing, the Fund will be governed in the selection of brokers and dealers, and the negotiation of brokerage commission rates and dealer spreads, by the reliability and quality of the services, including primarily the availability and value of research information and to a lesser extent statistical assistance furnished to the Adviser of the Fund, and their value and expected contribution to the performance of the Fund. It is not possible to place a dollar value on information and services to be received from brokers and dealers, since it is only supplementary to the research efforts of the Adviser. The receipt of research information is not expected to reduce significantly the expenses of the Adviser. The research information and statistical assistance furnished by brokers and dealers may benefit the Life Company or other advisory clients of the Adviser, and conversely, brokerage commissions and spreads paid by other advisory clients of the Adviser may result in research information and statistical assistance beneficial to the Fund. The Fund will not make any commitment to allocate portfolio transactions upon any prescribed basis. While the Adviser's officers will be primarily responsible for the allocation of the Fund's brokerage business, the policies in this regard must be consistent with the foregoing and will at all times be subject to review by the Trustees. For the years ended March 31, 1997, 1996, and 1995, no negotiated brokerage commissions were paid on portfolio transactions. For the period from April 1, 1997 to May 31, 1997, no negotiated brokerage commissions were paid on portfolio transactions.

As permitted by Section 28(e) of the Securities Exchange Act of 1934, the Fund may pay to a broker which provides brokerage and research services to the Fund an amount of disclosed commission in excess of the commission which another broker would have charged for effecting that transaction. This practice is subject to a good faith determination by the Trustees that such price is reasonable in light of the services provided and to such policies as the Trustees may adopt from time to time. During the period from April 1, 1997 to May 31, 1997, the Fund did not pay commissions to compensate any brokers for research services such as industry, economic and company reviews and evaluations of securities.

The Adviser's indirect parent, the Life Company, is the indirect sole shareholder of John Hancock Distributors, Inc., a broker-dealer ("Distributors" or "Affiliated Broker"). Pursuant to procedures determined by the Trustees and consistent with the above policy of obtaining best net results, the Fund may execute portfolio transactions with or through Affiliated Brokers. During the years ended March 31, 1997, 1996 and 1995, the Fund did not execute any portfolio transactions with any Affiliated Broker. For the period from April 1, 1997 to May 31, 1997, the Fund did not execute any portfolio transactions with any Affiliated Broker.

Distributors may act as broker for the Fund on exchange transactions, subject, however, to the general policy of the Fund set forth above and the procedures adopted by the Trustees pursuant to the Investment Company Act. Commissions paid to an Affiliated Broker must be at least as favorable as those which the Trustees believe to be contemporaneously charged by other brokers in connection with comparable transactions involving similar securities being purchased or sold. A transaction would not be placed with an Affiliated Broker if the Fund would have to pay a commission rate less favorable than the Affiliated Broker's contemporaneous charges for comparable transactions for its other most favored, but unaffiliated, customers, except for accounts for which the Affiliated Broker acts as a clearing broker for another brokerage firm, and any customers of the Affiliated Broker not comparable to the Fund as determined by a majority of the Trustees who are not interested persons (as defined in the Investment Company
Act) of the Fund, the Adviser or the Affiliated Broker. Because the Adviser, which is affiliated with the Affiliated Brokers, has, as an investment adviser to the Fund, the obligation to provide investment management services, which includes elements of research and related investment skills, such research and related skills will not be used by the Affiliated Brokers as a basis for negotiating commissions at a rate higher than that determined in accordance with the above criteria.

Other investment advisory clients advised by the Adviser may also invest in the same securities as the Fund. When these clients buy or sell the same securities at substantially the same time, the Adviser may average the transactions as to price and allocate the amount of available investments in a manner which the Adviser believes to be equitable to each client, including the Fund. In some instances, this investment procedure may adversely affect the price paid or received by the Fund or the size of the position obtainable for it. On the other hand, to the extent permitted by law, the Adviser may aggregate the securities to be sold or purchased for the Fund with those to be sold or purchased for other clients managed by it in order to obtain best execution.


TRANSFER AGENT SERVICES


John Hancock Signature Services, Inc. , 1 John Hancock Way, Suite 1000, Boston, MA 02217-1000, a wholly-owned indirect subsidiary of the Life Company, is the transfer and dividend paying agent for the Fund. The Fund pays an annual fee of $20.00 for each Class A shareholder and $22.50 for each Class B shareholder, plus certain out-of- pocket expenses. These expenses are aggregated and charged to the Fund and allocated to each class on the basis of their relative net asset values.


CUSTODY OF THE FUND


Portfolio securities of the Fund are held pursuant to custodian agreements between the Fund and Investors Bank & Trust Company, 200 Clarendon Street, Boston, Massachusetts 02116. Under the custodian agreement, Investors Bank & Trust Company performs custody, portfolio and fund accounting services.


INDEPENDENT AUDITORS

The independent auditors of the Fund are Ernst & Young LLP, 200 Clarendon Street, Boston, Massachusetts 02116. Ernst & Young LLP audits and renders an opinion of the Fund's annual financial statements and prepares the Fund's annual Federal income tax return.

FINANCIAL STATEMENTS

The financial statements listed below are included in the Fund's 1997 Annual Report to Shareholders for the year ended May 31, 1997 (filed electronically on July 24, 1997, accession number 0001010521-97-000350) and are included in and incorporated by reference into Part B of this registration statement of John Hancock Intermediate Maturity Government Fund (file nos. 811-03006 and 2-66906).

John Hancock Bond Trust
     John Hancock Intermediate Maturity Government Fund

     Statement of Assets and Liabilities as of May 31, 1997.
     Statement of Operations for the period from April 1, 1997 to May 31, 1997. Statement of Changes in Net Assets for each of the periods indicated therein.
     Financial Highlights for each of the periods indicated therein.
     Schedule of Investment as of May 31, 1997.
     Notes to Financial Statements.
     Report to Independent Auditors.

                                   APPENDIX A

The ratings of Moody's Investors Service, Inc. and Standard & Poor's Corporation represent their opinions as to the quality of various debt instruments. Their ratings are a generally accepted barometer of credit risk. They are, however, subject to certain limitations from an investor's standpoint. Such limitations include the following: the rating of an issue is heavily weighted by past developments and does not necessarily reflect probable future conditions; there is frequently a lag between the time a rating is assigned and the time it is updated; and there are varying degrees of difference in credit risk of securities in each rating category. Therefore, it should be understood, that ratings are not absolute standards of quality. Consequently, debt instruments with the same maturity, coupon and rating may have different yields while debt instruments of the same maturity and coupon with different ratings may have the same yield.

Description of Bond Ratings Moody's Investors Service, Inc.

Aaa: Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa: Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

A: Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa: Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba: Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B: Bonds which are rated b generally lack the characteristics of desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa: Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principle or interest.

Ca: Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C: Bonds which are rated C are the lowest rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Standard & Poor's Ratings Group

AAA: Bonds rated AAA have the higher rating assigned by Standard & Poor's. Capacity to pay interest and repay principal is extremely strong.

AA: Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the higher rated issues only in small degree.

A: Bonds rated A have a very strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

BBB: Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than in higher rated categories.

BB, B, CCC, CC: Debt rated BB, B, CCC and CC is regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

C: The rating C is reserved for income bonds on which no interest is being paid.

Quality   Distribution.   The  average  weighted  quality  distribution  of  the
securities in the portfolio for the period ended May 31, 1997.

               John Hancock Intermediate Maturity Government Fund

--------------------------- ----------------- ------------- -------------- ------------ ----------------- -----------
                             Year-to-Date                      Rating                   Rating Assigned
                             Average Value        % of      Assigned by       % of         by Service     % of
Security Ratings                               Portfolio       Adviser      Portfolio                     Portfolio

--------------------------- ----------------- ------------- -------------- ------------ ----------------- -----------
AAA                              $27,820,184      96.0%           0           0.0%        $27,820,184        96.0%
AA                                         0       0.0%           0           0.0%                  0         0.0%
A                                          0       0.0%           0           0.0%                  0         0.0%
BAA                                        0       0.0%           0           0.0%                  0         0.0%
BA                                         0       0.0%           0           0.0%                  0         0.0%
B                                          0       0.0%           0           0.0%                  0         0.0%
CAA                                        0       0.0%           0           0.0%                  0         0.0%
CA                                         0       0.0%           0           0.0%                  0         0.0%
C                                          0       0.0%           0           0.0%                  0         0.0%
D                                          0                      0
                            ----------------               --------------              --------------
Debt-Securities                  $27,820,184      96.0%           0           0.0%        $27,820,184        96.0%
Equities Securities                        0       0.0%
Short-Term Securities              1,155,667       4.0%
                                   ---------
Total                             28,975,851     100.0%
Portfolio

Other Assets -- Net                  (7,043)
                                     -------
Net Assets                       $28,968,808
                            ================

--------------------------- ----------------- ------------- -------------- ------------ ----------------- -----------

FINANCIAL STATEMENTS

                    JOHN HANCOCK LIMITED-TERM GOVERNMENT FUND


                           Class A and Class B Shares
                       Statement of Additional Information

                                 October 1, 1997


This Statement of Additional Information provides information about John Hancock Limited-Term Government Fund (the "Fund"), a diversified open-end investment company, in addition to the information that is contained in the combined Income Funds' Prospectus (the "Prospectus") dated October 1, 1997.


This Statement of Additional Information is not a prospectus. It should be read in conjunction with the Prospectus, a copy of which can be obtained free of charge by writing or telephoning:

                      John Hancock Signature Services, Inc.
                         1 John Hancock Way, Suite 1000
                        Boston, Massachusetts 02217-1000
                                 1-800-225-5291


                                TABLE OF CONTENTS

                                                                            Page

Organization of the Fund ...............................................      2
Investment Objective and Policies ......................................      2
Investment Restrictions ................................................      6
Those Responsible for Management .......................................      8
Investment Advisory and Other Services .................................     17
Distribution Contracts .................................................     19
Net Asset Value ........................................................     20
Initial Sales Charge on Class A Shares .................................     21
Deferred Sales Charge on Class B Shares ................................     23
Special Redemptions ....................................................     27
Additional Services and Programs .......................................     27
Description of the Fund's Shares .......................................     29
Tax Status .............................................................     30
Calculation of Performance .............................................     33
Brokerage Allocation ...................................................     34
Transfer Agent Services ................................................     36
Custody of Portfolio ...................................................     36
Independent Auditors ...................................................     36
Financial Statements ...................................................    F-1

ORGANIZATION OF THE FUND

The Fund is a diversified open-end investment management company organized as a Massachusetts business trust in 1984 under the laws of The Commonwealth of Massachusetts.

John Hancock Advisers, Inc. (the "Adviser") is the Fund's investment adviser. The Adviser is a wholly owned subsidiary of John Hancock Mutual Life Insurance Company (the "Life Company") a Massachusetts life insurance company chartered in 1862, with national headquarters at John Hancock Place Boston, Massachusetts. On July 1, 1993 the Fund changed its name from "John Hancock U.S. Government Securities Fund."

INVESTMENT OBJECTIVE AND POLICIES

The following information supplements the discussion of the Fund's investment objective and policies discussed in the Prospectus.

The investment objective of the Fund is to provide current income and security of principal through investment primarily in securities of the United States Government and its agencies. These securities (which are herein referred to as "Government Obligations") are direct obligations of, or are guaranteed as to payment of principal and interest by, the United States government or its agencies. There is no assurances that the Fund will achieve its investment objective.

The Fund intends to invest at least 80% of its total assets in Government Obligations, including repurchase agreements secured by those obligations. Investments will be made in an attempt to minimize excessive fluctuations in net asset value per share, so at times the highest yielding Government Obligations may not be selected for investment if, in management's view, future interest rate movements could result in a depreciation in value. While the Fund makes no commitment concerning the portfolio maturities of particular securities, it expects that under normal conditions a substantial portion of the portfolio will be invested in Government Obligations with maturities of up to ten years. In the past year, the average dollar-weighted maturity was under five years.

The Government Obligations in which the Fund will invest include but are not limited to:

         Treasury Notes and Bonds-These are direct obligations of the United States government backed by the full faith and credit of the United States. New issues of notes mature in one to seven years, while bonds generally have a maturity of five years or more.

         Treasury Bills-These are direct obligations of the United States government backed by the full faith and credit of the United States and mature in one year or less.

         Agency Securities-These securities may be guaranteed by the United States Treasury or supported by the issuer's right to borrow from the Treasury, and may be backed by the credit of the Federal agency itself.

Federal agencies include, but are not limited to: Federal Intermediate Credit Banks, Federal Land Banks, Banks for Cooperatives, Federal Home Loan Banks, Federal National Mortgage Association, Government National Mortgage Association, Tennessee Valley Authority, Federal Home Loan Mortgage Corporation and Farmers Home Administration.

For liquidity and flexibility, the Fund may place up to 20% of total assets in investment grade short-term securities. In abnormal market conditions, it may invest more assets in these securities as a defensive tactic.

Mortgage-Backed and Derivative Securities. Mortgage-backed securities represent participation interests in pools of adjustable and fixed rate mortgage loans which are guaranteed by agencies or instrumentalities of the U.S. Government. Unlike conventional debt obligations, mortgage-backed securities provide monthly payments derived from the monthly interest and principal payments (including any prepayments) made by the individual borrowers on the pooled mortgage loans. The mortgage loans underlying mortgage-backed securities are generally subject to a greater rate of principal prepayments in a declining interest rate environment and to a lesser rate of principal prepayments in an increasing interest rate environment. Under certain interest and prepayment rate scenarios, the Fund may fail to recover the full amount of its investment in mortgage-backed securities notwithstanding any direct or indirect governmental or agency guarantee. Since faster than expected prepayments must usually be invested in lower yielding securities, mortgage-backed securities are less effective than conventional bonds in "locking in" a specified interest rate. In a rising interest rate environment, a declining prepayment rate may extend the average life of many mortgage-backed securities. Extending the average life of a mortgage-backed security increases the risk of depreciation due to future increases in market interest rates.

The Fund's investments in mortgage-backed securities may include conventional mortgage passthrough securities and certain classes of multiple class collateralized mortgage obligations ("CMOs"). In order to reduce the risk of prepayment for investors, CMOs are issued in multiple classes, each having different maturities, interest rates, payment schedules and allocations of principal and interest on the underlying mortgages. Senior CMO classes will typically have priority over residual CMO classes as to the receipt of principal and/or interest payments on the underlying mortgages. The CMO classes in which the Fund may invest include sequential and parallel pay CMOs, including planned amortization class ("PAC") and target amortization class ("TAC") securities. The Fund does not invest in residual classes of CMOs.

Risks of Mortgage-Backed Securities. Different types of mortgage-backed securities are subject to different combinations of prepayment, extension, interest rate and/or other market risks. Conventional mortgage passthrough securities and sequential pay CMOs are subject to all of these risks, but are typically not leveraged. PACs, TACs and other senior classes of sequential and parallel pay CMOs involve less exposure to prepayment, extension and interest rate risk than other mortgage-backed securities, provided that prepayment rates remain within expected prepayment ranges or "collars."

Asset-Backed Securities. The Fund may invest a portion of its assets in asset-backed securities. Asset-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed securities can be expected to accelerate. Accordingly, the Fund's ability to maintain positions in these securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time.

Credit card receivables are generally unsecured and the debtors on such receivables are entitled to the protection of a number of state and federal consumer credit laws, many of which give such debtors the right to set-off certain amounts owed on the credit cards, thereby reducing the balance due. Automobile receivables generally are secured, but by automobiles rather than residential real property. Most issuers of automobile receivables permit the loan servicers to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the asset-backed securities. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the automobile receivables may not have a proper security interest in the underlying automobiles. Therefore, there is the possibility that, in some cases, recoveries on repossessed collateral may not be available to support payments on these securities.

Repurchase Agreements. In a repurchase agreement the Fund buys a security for a relatively short period (usually not more than 7 days) subject to the obligation to sell it back to the issuer at a fixed time and price plus accrued interest. The Fund will enter into repurchase agreements only with member banks of the Federal Reserve System and with "primary dealers" in U.S. Government securities. The Adviser will continuously monitor the creditworthiness of the parties with whom the Fund enters into repurchase agreements.

The Fund has established a procedure providing that the securities serving as collateral for each repurchase agreement must be delivered to the Fund's custodian either physically or in book-entry form and that the collateral must be marked to market daily to ensure that each repurchase agreement is fully collateralized at all times. In the event of bankruptcy or other default by a seller of a repurchase agreement, the Fund could experience delays in liquidating the underlying securities during the period in which the Fund seeks to enforce its rights thereto, possible subnormal levels of income, decline in value of the underlying securities and lack of access to income during this period as well as the expense of enforcing its rights.

Restricted Securities. The Fund may purchase securities that are not registered ("restricted securities") under the Securities Act of 1933 ("1933 Act"), including commercial paper issued in reliance on Section (2) of the 1933 Act and securities offered and sold to "qualified institutional buyers" under Rule 144A under the 1933 Act. However, the Fund will not invest more than 15% of its net assets in illiquid investments. If the Trustees determine, based upon a continuing review of the trading markets for specific Section 4(2) paper or Rule 144A securities, that they are liquid, they will not be subject to the 15% limit on illiquid investments. The Trustees may adopt guidelines and delegate to the Adviser the daily function of determining and monitoring and liquidity of restricted securities. The Trustees, however, will retain sufficient oversight and be ultimately responsible for the determinations. The Trustees will carefully monitor the Fund's investments in these securities, focusing on such important factors, among others, as valuation, liquidity and availability of information. This investment practice could have the effect of increasing the level of illiquidity in the Fund if qualified institutional buyers become for a time uninterested in purchasing these restricted securities.

REMIC Securities. The Fund may purchase collateralized mortgage obligations issued by a real estate mortgage investment conduit ("REMIC"). REMIC securities represent interests in a fixed pool of mortgages secured by an interest in real property and are typically issued in multiple classes to investors such as the Fund. The Fund may invest in REMIC securities that are issued or guaranteed by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation or other U.S. government agencies or instrumentalities and for which the mortgage collateral is insured, guaranteed or otherwise backed by the U.S. government or one or more of its agencies or instrumentalities. The Fund will not invest in "residual" interests in REMICs because of certain tax disadvantages for regulated investment companies that own such interests.

Lending of Securities. The Fund may lend portfolio securities to brokers, dealers, and financial institutions if the loan is collateralized by cash or U.S. Government securities according to applicable regulatory requirements. The Fund may reinvest any cash collateral in short-term securities and money market funds. When the Fund lends portfolio securities, there is a risk that the borrower may fail to return the securities involved in the transaction. As a result, the Fund may incur a loss or, in the event of the borrower's bankruptcy, the Fund may be delayed in or prevented from liquidating the collateral. It is a fundamental policy of the Fund not to lend portfolio securities having a total value exceeding 33 1/3% of its total assets.

Rights and Warrants. The Fund may purchase warrants and rights which are securities permitting, but not obligating, their holder to purchase the underlying securities at a predetermined price subject to the Fund's Investment Restrictions. Generally, warrants and stock purchase rights do not carry with them the right to receive dividends or exercise voting rights with respect to the underlying securities, and they do not represent any rights in the assets of the issuer. As a result, an investment in warrants and rights may be considered to entail greater investment risk than certain other types of investments. In addition, the value of warrants and rights does not necessarily change with the value of the underlying securities, and they cease to have value if they are not exercised on or prior to their expiration date. Investment in warrants and rights increases the potential profit or loss to be realized from the investment of a given amount of the Fund's assets as compared with investing the same amount in the underlying stock.

Forward Commitment and When-Issued Securities. The Fund may purchase securities on a when-issued or forward commitment basis. "When-issued" refers to securities whose terms are available and for which a market exists, but which have not been issued. The Fund will engage in when-issued transactions with respect to securities purchased for its portfolio in order to obtain what is considered to be an advantageous price and yield at the time of the transaction. For when-issued transactions, no payment is made until delivery is due, often a month or more after the purchase. In a forward commitment transaction, the Fund contracts to purchase securities for a fixed price at a future date beyond customary settlement time.

When the Fund engages in forward commitment and when-issued transactions, it relies on the seller to consummate the transaction. The failure of the issuer or seller to consummate the transaction may result in the Fund's losing the opportunity to obtain a price and yield considered to be advantageous. The purchase of securities on a when-issued or forward commitment basis also involves a risk of loss if the value of the security to be purchased declines prior to the settlement date.

On the date the Fund enters into an agreement to purchase securities on a when-issued or forward commitment basis, the Fund will segregate in a separate account cash or liquid securities, of any type or maturity, equal in value to the Fund's commitment. These assets will be valued daily at market, and additional cash or securities will be segregated in a separate account to the extent that the total value of the assets in the account declines below the amount of the when-issued commitments. Alternatively, the Fund may enter into offsetting contracts for the forward sale of other securities that it owns. All when-issued and other delayed-delivery transactions will be settled within 120 days.

Short-Term Trading and Portfolio Turnover. Short-term trading means the purchase and subsequent sale of a security after it has been held for a relatively brief period of time. The Fund may engage in short-term trading in response to stock market conditions, changes in interest rates or other economic trends and developments or to take advantage of yield disparities between fixed income securities in order to realize capital gains or improve income. Short-term trading may have the effect of increasing portfolio turnover rate. A high rate of portfolio turnover (100% or greater) involves correspondingly greater brokerage expenses and may make it more difficult for the Fund to qualify as a regulated investment company for federal income tax purposes. The Fund's portfolio turnover rate is set forth in the table under the caption "Financial Highlights" in the Prospectus.

INVESTMENT RESTRICTIONS

Fundamental Investment Restrictions. The following investment restrictions will not be changed without approval of a majority of the Fund's outstanding voting securities which, as used in the Prospectus and this Statement of Additional Information means, approval of the lesser of (1) the holders of 67% or more of the Fund's shares represented at a meeting if more than 50% of the Fund's outstanding shares are present in person or by proxy at that meeting or (2) more than 50% of the Fund's outstanding shares.

The Fund may not:

(1) Make loans, except that the Fund may (1) lend portfolio securities in accordance with the Fund's investment policies up to 33 1/3% of the Fund's total assets taken at market value, (2) enter into repurchase agreements, and (3) purchase all or a portion of securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, bank loan participation interests, bank certificates of deposit, bankers' acceptances, debentures or other securities, whether or not the purchase is made upon the original issuance of the securities.

(2) Purchase securities of an issuer (other than the U.S. government, its agencies or instrumentalities), if:

         (i) such purchase would cause more than 5% of the Fund's total assets taken at market value to be invested in the securities of such issuer, or

         (ii) such purchase would at the time result in more than 10% of the outstanding voting securities of such issuer being held by the Fund.

(3) Act as an underwriter, except to the extent that, in connection with the disposition of portfolio securities, the Fund may be deemed to be an underwriter for purposes of the 1933 Act.

(4) Borrow money, except from banks as a temporary measure for extraordinary emergency purposes in amounts not to exceed 33 1/3% of the Fund's total assets (including the amount borrowed) taken at market value. The Fund will not use leverage to attempt to increase income. The Fund will not purchase securities while outstanding borrowings exceed 5% of the Fund's total assets.

(5) Pledge, mortgage or hypothecate its assets, except to secure indebtedness permitted by paragraph (4) above and then only if such pledging, mortgaging or hypothecating does not exceed 33 1/3% of the Fund's total assets taken at market value.

(6) Purchase or sell real estate or any interest therein, except that the Fund may invest in securities of corporate or governmental entities secured by real estate or marketable interests therein or securities issued by companies that invest in real estate or interests therein.

(7) Issue senior securities, except as permitted by paragraphs (1) and (4) above. For purposes of this restriction, the issuance of shares of beneficial interest in multiple classes or series, the purchase or sale of options, futures contracts and options on futures contracts, forward commitments, forward foreign currency exchange contracts and repurchase agreements entered into in accordance with the Fund's investment policy, and the pledge, mortgage or hypothecation of the Fund's assets within the meaning of paragraph (5) above are not deemed to be senior securities.

(8) Purchase the securities of issuers conducting their principal business activity in the same industry if, immediately after such purchase, the value of its investments in such industry would exceed 25% of its total assets taken at market value at the time of each investment. This limitation does not apply to investments in obligations of the U.S. Government or any of its agencies or instrumentalities.

In connection with the lending of portfolio securities under item (1) above, such loans must at all times be fully collateralized by cash or securities of the U.S. Government or its agencies or instrumentalities, and the Fund's custodian must take possession of the collateral either physically or in book entry form. Any cash collateral will consist of short-term high quality debt instruments. Securities used as collateral must be marked to market daily.

Non-fundamental Investment Restrictions. The following investment restrictions are designated as non-fundamental and may be changed by the Trustees without shareholder approval.

The Fund may not:

(a) Purchase securities on margin or make short sales, except in connection with arbitrage transactions, or unless, by virtue of its ownership of other securities, the Fund has the right to obtain securities equivalent in kind and amount to the securities sold and, if the right is conditional, the sale is made upon the same conditions, except that the Fund may obtain such short-term credits as may be necessary for the clearance of purchases and sales of securities.


(b) Invest for the purpose of exercising control over or management of any company.

(c)      Invest more than 15% of its net assets in illiquid securities.

(d) Purchase a security if, as a result, (i) more than 10% of the Fund's total assets would be invested in the securities of other investment companies, (ii) the Fund would hold more than 3% of the total outstanding voting securities of any one investment company, or (iii) more than 5% of the Fund's total assets would be invested in the securities of any one investment company. These limitations do not apply to (a) the investment of cash collateral, received by the Fund in connection with lending the Fund's portfolio securities, in the securities of open-end investment companies or (b) the purchase of shares of any investment company in connection with a merger, consolidation, reorganization or purchase of substantially all of the assets of another investment company. Subject to the above percentage limitations, the Fund may, in connection with the John Hancock Group of Funds Deferred Compensation Plan of Independent Trustees/Directors, purchase securities of other investment companies within the John Hancock Group of Funds.

If a percentage restriction on investment or utilization of assets as set forth above is adhered to at the time an investment is made, a later change in percentage resulting from changes in the values of the Fund's assets will not be considered a violation of the restriction.

THOSE RESPONSIBLE FOR MANAGEMENT

The business of the Fund is managed by the Trustees of the Trust, who elect officers who are responsible for the day-to-day operations of the Fund and who execute policies formulated by the Trustees. Several of the officers and Trustees of the Trust are also Officers and Directors of the Adviser or Officers and Directors of the Fund's principal distributor, John Hancock Funds, Inc. ("John Hancock Funds").


                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------
Edward J. Boudreau, Jr. *               Trustee, Chairman and Chief            Chairman, Director and Chief
101 Huntington Avenue                   Executive Officer (1, 2)               Executive Officer, the Adviser;
Boston, MA  02199                                                              Chairman, Trustee and Chief
October 1944                                                                   Executive Officer, The Berkeley
                                                                               Financial Group ("The Berkeley
                                                                               Group"); Chairman and Director, NM
                                                                               Capital Management, Inc. ("NM
                                                                               Capital"), John Hancock Advisers
                                                                               International Limited ("Advisers
                                                                               International") and Sovereign Asset
                                                                               Management Corporation ("SAMCorp");
                                                                               Chairman, Chief Executive Officer
                                                                               and President, John Hancock Funds,
                                                                               Inc. ("John Hancock Funds");
                                                                               Chairman, First Signature Bank and
                                                                               Trust Company; Director, John
                                                                               Hancock Insurance Agency, Inc.
                                                                               ("Insurance Agency, Inc."), John
                                                                               Hancock Advisers International
                                                                               (Ireland) Limited ("International
                                                                               Ireland"), John Hancock Capital
                                                                               Corporation and New England/Canada
                                                                               Business Council; Member,
                                                                               Investment Company Institute Board
                                                                               of Governors; Director, Asia
                                                                               Strategic Growth Fund, Inc.;
                                                                               Trustee, Museum of Science;
                                                                               Chairman, John Hancock
                                                                               Distributors, Inc. (until April
                                                                               1994); Director, John Hancock
                                                                               Freedom Securities Corporation
                                                                               (until September 1996); Director,
                                                                               John Hancock Signature Services,
                                                                               Inc. ("Signature Services") (until
                                                                               January 1997).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.





                                       9

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Dennis S. Aronowitz                     Trustee (3)                            Professor of Law, Emeritus, Boston
Boston University                                                              University School of Law; Trustee,
Boston, Massachusetts                                                          Brookline Savings Bank.
June 1931

Richard P. Chapman, Jr.                 Trustee (1, 3)                         President, Brookline Savings Bank;
160 Washington Street                                                          Director, Federal Home Loan Bank of
Brookline, MA  02147                                                           Boston (lending); Director, Lumber
February 1935                                                                  Insurance Companies (fire and
                                                                               casualty insurance); Trustee,
                                                                               Northeastern University (education);
                                                                               Director, Depositors Insurance Fund,
                                                                               Inc. (insurance).

William J. Cosgrove                     Trustee (3)                            Vice President, Senior Banker and
20 Buttonwood Place                                                            Senior Credit Officer, Citibank,
Saddle River, NJ  07458                                                        N.A. (retired September 1991);
January 1933                                                                   Executive Vice President, Citadel
                                                                               Group Representatives, Inc.; EVP
                                                                               Resource Evaluation, Inc.
                                                                               (consulting) (until October 1993);
                                                                               Trustee, the Hudson City Savings
                                                                               Bank (since 1995).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.








                                       10

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Douglas M. Costle                       Trustee (1, 3)                         Director, Chairman of the Board and
RR2 Box 480                                                                    Distinguished Senior Fellow,
Woodstock, VT  05091                                                           Institute for Sustainable
July 1939                                                                      Communities, Montpelier, Vermont
                                                                               (since 1991); Dean Vermont Law
                                                                               School (until 1991); Director, Air
                                                                               and Water Technologies Corporation
                                                                               (environmental services and
                                                                               equipment), Niagara Mohawk Power
                                                                               Company (electric services) and
                                                                               Mitretek Systems (governmental
                                                                               consulting services).

Leland O. Erdahl                        Trustee (3)                            Director, Santa Fe Ingredients
8046 Mackenzie Court                                                           Company of California, Inc. and
Las Vegas, NV  89129                                                           Santa Fe Ingredients Company, Inc.
December 1928                                                                  (private food processing companies),
                                                                               Uranium Resources, Inc.; President,
                                                                               Stolar, Inc. (1987-1991); President,
                                                                               Albuquerque Uranium Corporation
                                                                               (1985-1992); Director,
                                                                               Freeport-McMoRan Copper & Gold
                                                                               Company, Inc., Hecla Mining Company,
                                                                               Canyon Resources Corporation and
                                                                               Original Sixteen to One Mines, Inc.
                                                                               (1984-1987 and 1991-1995)
                                                                               (management consultant).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.







                                       11

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Richard A. Farrell                      Trustee(3)                             President of Farrell, Healer & Co.,
Venture Capital Partners                                                       (venture capital management firm)
160 Federal Street                                                             (since 1980);  Prior to 1980, headed
23rd Floor                                                                     the venture capital group at Bank of
Boston, MA  02110                                                              Boston Corporation.
November 1932

Gail D. Fosler                          Trustee (3)                            Vice President and Chief Economist,
4104 Woodbine Street                                                           The Conference Board (non-profit
Chevy Chase, MD  20815                                                         economic and business research);
December 1947                                                                  Director, Unisys Corp.; and H.B.
                                                                               Fuller Company.

William F. Glavin                       Trustee (3)                            President, Babson College; Vice
Babson College                                                                 Chairman, Xerox Corporation (until
Horn Library                                                                   June 1989); Director, Caldor Inc.,
Babson Park, MA 02157                                                          Reebok, Ltd. (since 1994) and Inco
March 1931                                                                     Ltd.

Anne C. Hodsdon *                       Trustee and President (1,2)            President, Chief Operating Officer
101 Huntington Avenue                                                          and Director, the Adviser; Trustee,
Boston, MA  02199                                                              The Berkeley Group; Director, John
April 1953                                                                     Hancock Funds, Advisers
                                                                               International, Insurance Agency,
                                                                               Inc. and International Ireland;
                                                                               President and Director, SAMCorp. and
                                                                               NM Capital; Executive Vice
                                                                               President, the Adviser (until
                                                                               December 1994); Senior Vice
                                                                               President, the Adviser (until
                                                                               December 1993); Director, Signature
                                                                               Services (until January 1997).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.





                                       12

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Dr. John A. Moore                       Trustee (3)                            President and Chief Executive
Institute for Evaluating Health Risks                                          Officer, Institute for Evaluating
1629 K Street NW                                                               Health Risks, (nonprofit
Suite 402                                                                      institution) (since September 1989).
Washington, DC  20006-1602
February 1939

Patti McGill Peterson                   Trustee (3)                            Cornell Institute of Public Affairs,
Cornell University                                                             Cornell University (since August
Institute of Public Affairs                                                    1996); President Emeritus of Wells
364 Upson Hall                                                                 College and St. Lawrence University;
Ithica, NY  14853                                                              Director, Niagara Mohawk Power
May 1943                                                                       Corporation (electric utility) and
                                                                               Security Mutual Life (insurance).

John W. Pratt                           Trustee (3)                            Professor of Business Administration
2 Gray Gardens East                                                            at Harvard University Graduate
Cambridge, MA  02138                                                           School of Business Administration
September 1931                                                                 (since 1961).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.











                                       13

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

Richard S. Scipione *                   Trustee (1)                            General Counsel, John Hancock Life
John Hancock Place                                                             Company; Director, the Adviser,
P.O. Box 111                                                                   Advisers International, John Hancock
Boston, MA  02117                                                              Funds, John Hancock Distributors,
August 1937                                                                    Inc., Insurance Agency, Inc., John
                                                                               Hancock Subsidiaries, Inc.,
                                                                               SAMCorp. and NM Capital; Trustee,
                                                                               The Berkeley Group; Director, JH
                                                                               Networking Insurance Agency, Inc.;
                                                                               Director, John Hancock Property and
                                                                               Casualty Insurance and its
                                                                               affiliates (until November 1993);
                                                                               Director, Signature Services (until
                                                                               January 1997).

Edward J. Spellman, CPA                 Trustee (3)                            Partner, KPMG Peat Marwick LLP
259C Commercial Bld.                                                           (retired June 1990).
Lauderdale, FL  33308
November 1932

Robert G. Freedman                      Vice Chairman and Chief Investment     Vice Chairman and Chief Investment
101 Huntington Avenue                   Officer (2)                            Officer, the Adviser; Director, the
Boston, MA  02199                                                              Adviser, Advisers International,
July 1938                                                                      John Hancock Funds, SAMCorp.,
                                                                               Insurance Agency, Inc.,
                                                                               Southeastern Thrift & Bank Fund and
                                                                               NM Capital; Senior Vice President,
                                                                               The Berkeley Group; President, the
                                                                               Adviser (until December 1994);
                                                                               Director, Signature Services (until
                                                                               January 1997).


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.






                                       14

                                        Positions Held                         Principal Occupations(s)
Name and Address                        With the Company                       During the Past Five Years
----------------                        ----------------                       --------------------------

James B. Little                         Senior Vice President and Chief        Senior Vice President, the Adviser,
101 Huntington Avenue                   Financial Officer                      The Berkeley Group, John Hancock
Boston, MA  02199                                                              Funds.
February 1935

John A. Morin                           Vice President                         Vice President and Secretary, the
101 Huntington Avenue                                                          Adviser, The Berkeley Group,
Boston, MA  02199                                                              Signature Services and John Hancock
July 1950                                                                      Funds; Secretary, NM Capital and
                                                                               SAMCorp.; Clerk, Insurance Agency,
                                                                               Inc.; Counsel, John Hancock Mutual
                                                                               Life Insurance Company (until
                                                                               February 1996), and Vice President
                                                                               of John Hancock Distributors, Inc.
                                                                               (until April 1994).

Susan S. Newton                         Vice President and Secretary           Vice President, the Adviser; John
101 Huntington Avenue                                                          Hancock Funds, Signature Services
Boston, MA  02199                                                              and The Berkeley Group; Vice
March 1950                                                                     President, John Hancock
                                                                               Distributors, Inc. (until April
                                                                               1994).

James J. Stokowski                      Vice President and Treasurer           Vice President, the Adviser.
101 Huntington Avenue
Boston, MA  02199
November 1946


-------------------
*    Trustee may be deemed to be an "interested person" of the Fund as defined in the Investment Company Act of 1940
(1)  Member of the Executive Committee. The Executive Committee may generally exercise most of the powers of the Board of Trustees.
(2)  A member of the Investment Committee of the Adviser.
(3)  Member of the Audit Committee and the Administration Committee.

All of the officers listed are officers or employees of the Adviser or the Affiliated Companies. Some of the Trustees and officers may also be officers and/or directors and/or Trustees of one or more of the other funds for which the Adviser serves as investment adviser.

As of August 1, 1997, the officers and trustees of the Fund as a group owned less than 1% of the outstanding shares of each class of the Fund. As of that date, the following shareholder beneficially owned 5% or more of the outstanding shares of the Fund:


                                                       Number of shares     Percentage of Total
Name and Address of                                    of Beneficial        Outstanding Shares of
Shareholders                      Class of Shares      Interest Owned       the Class of the Fund
------------                      ---------------      --------------       ---------------------
MLPF&S For The Sole                      B                 328,218                   19.25%
Benefit of Its Customers
Attn: Fund Administration
4800 Deer Lake Drive East
Jacksonville FL 32246-6484


The following table provides information regarding the compensation paid by the Fund during its most recently completed fiscal year and the other investment companies in the John Hancock Fund Complex to the Independent Trustees for their services. Messrs. Boudreau, Scipione and Ms. Hodsdon, each a non-Independent Trustee, and each of the officers of the Fund are interested persons of the Adviser, and/or affiliates are compensated by the Adviser and receive no compensation from the Fund for their services.

                                                          Total Compensation
                                   Aggregate              From the Fund and John
                                   Compensation           Hancock Fund Complex
Independent Trustees               From the Fund(1)       to Trustees(2)
--------------------               ----------------       --------------

Dennis S. Aronowitz                     $ 1,087                $ 72,450
Richard P. Chapman, Jr. + ++            $ 1,110                $ 75,200
William J. Cosgrove +                   $ 1,087                $ 72,450
Douglas M. Costle ++                    $ 1,110                $ 75,350
Leland O. Erdahl ++                     $ 1,087                $ 72,350
Richard A. Farrell ++                   $ 1,110                $ 75,350
Gail D. Fosler                          $ 1,087                $ 68,450
William F. Glavin +                     $ 1,087                $ 72,250
Bayard Henry (3)                        $     0                $ 23,700
Dr. John A. Moore ++                    $ 1,087                $ 68,350
Patti McGill Peterson ++                $ 1,087                $ 72,100
John W. Pratt ++                        $ 1,087                $ 72,350
Edward J. Spellman                      $ 1,110                $ 73,950
                                        -------                --------
Total                                   $13,136                $894,300

(1)      Compensation  for the  fiscal  period  from  January 1, 1997 to May 31,
         1997.

(2) The total compensation paid by the John Hancock Fund Complex to the Independent Trustees is as of the calendar year ended December 31, 1996. As of this date, there were sixty-seven funds in the John Hancock Complex of which each of these Independent Trustees served on thirty-two.


(3) Mr. Henry retired from this position as Trustee effective April 26, 1996.

+ As of December 31, 1996, the value of the aggregate accrued deferred compensation amount from all funds in the John Hancock Fund Complex for Mr. Chapman was $63,164 and for Mr. Cosgrove was $131,317 and for Mr. Glavin was $109,059 under the John Hancock Deferred Compensation Plan for Independent Trustees.

++       Became Trustees of the Trust on June 26, 1996.


INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser, located at 101 Huntington Avenue, Boston, Massachusetts 02199-7603, was organized in 1968 and has more than $22 billion in assets under management in its capacity as investment adviser to the Fund and the other mutual funds and publicly traded investment companies in the John Hancock group of funds having a combined total of over 1,080,000 shareholders. The Adviser is an affiliate of the Life Company, one of the most recognized and respected financial institutions in the nation. With total assets under management of more than $100 billion, the Life Company is one of the ten largest life insurance companies in the United States, and carries a high rating from Standard & Poor's and A.M. Best's. Founded in 1862, the Life Company has been serving clients for over 130 years.

The Fund has entered into an investment management contract (the "Advisory Agreement") with the Adviser which was approved by the Fund's shareholders. Pursuant to the Advisory Agreement, the Adviser will: (a) furnish continuously an investment program for the Fund and determine, subject to the overall supervision and review of the Trustees, which investments should be purchased, held, sold or exchanged and (b) provide supervision over all aspects of the Fund's operations except those which are delegated to a custodian, transfer agent or other agent.

The Fund bears all costs of its organization and operation,  including  expenses
of  preparing,   printing  and  mailing  all  shareholders'  reports,   notices,
prospectuses, proxy statements and reports to regulatory agencies; expenses relating to the issuance, registration and qualification of shares; government fees; interest charges; expenses of furnishing to shareholders their account statements; taxes; expenses of redeeming shares; brokerage and other expenses connected with the execution of portfolio securities transactions; expenses pursuant to the Fund's plan of distribution; fees and expenses of custodians including those for keeping books and accounts and calculating the net asset value of shares; fees and expenses of transfer agents and dividend disbursing agents; legal, accounting, financial, management, tax and auditing fees and expenses of the Fund (including an allocable portion of the cost of the Adviser's employees rendering such services to the Fund; the compensation and expenses of Trustees who are not otherwise affiliated with the Trust, the Adviser or any of their affiliates; expenses of Trustees' and shareholders' meetings; trade association memberships; insurance premiums; and any extraordinary expenses.

As compensation for its services under the Advisory Agreement, the Fund pays the Adviser monthly a fee based on a stated percentage of the average of the daily net assets of the Fund as follows:

                  Net Asset Value                               Annual Rate
                  ---------------                               -----------
                  First $250,000,000                                0.60%
                  Next $250,000,000                                 0.55%
                  Amount over $500,000,000                          0.50%

From time to time, the Adviser may reduce its fee or make other arrangements to limit the Fund's expenses to a specified percentage of average daily net assets. The Adviser retains the right to reimpose a fee and recover any other payments to the extent that, at the end of any fiscal year, the Fund's annual expenses fall below this limit.

Securities held by the Fund may also be held by other funds or investment advisory clients for which the Adviser or its affiliates provides investment advice. Because of different investment objectives or other factors, a particular security may be bought for one or more funds or clients when one or more other funds or clients are selling the same security. If opportunities for the purchase or sale of securities by the Adviser or for other funds or clients, for which the Adviser renders investment advice, arise for consideration at or about the same time, transactions in such securities will be made, insofar as feasible, for the respective funds or clients in a manner deemed equitable to all of them. To the extent that transactions on behalf of more than one client of the Adviser or its affiliates may increase the demand for securities being purchased or the supply of securities being sold, there may be an adverse effect on price.

Pursuant to the Advisory Agreement, the Adviser is not liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which its contract relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Adviser in the performance of its duties or from reckless disregard of the obligations and duties under the contract.

Under the Advisory Agreement, the Fund may use the name "John Hancock" or any name derived from or similar to it only for so long as the contract or any extension, renewal or amendment thereof remains in effect. If the contract is no longer in effect, the Fund (to the extent that it lawfully can) will cease to use such a name or any other name indicating that it is advised by or otherwise connected with the Adviser. In addition, the Adviser or the Life Company may grant the nonexclusive right to use the name "John Hancock" or any similar name to any other corporation or entity, including but not limited to any investment company of which the Life Company or any subsidiary or affiliate thereof or any successor to the business of any subsidiary or affiliate thereof shall be the investment adviser.

The continuation of the Advisory Agreement was approved by all of the Trustees. The Advisory Agreement, and the Distribution Agreement discussed below, will continue in effect from year to year, provided that its continuance is approved annually both (i) by the holders of a majority of the outstanding voting securities of the Trust or by the Trustees, and (ii) by a majority of the Trustees who are not parties to the Agreement or "interested persons" of any such parties. Both agreements may be terminated on 60 days written notice by any party or by a vote of a majority of the outstanding voting securities of the Fund and will terminate automatically if assigned.

For the fiscal years ended December 31, 1994, 1995 and 1996, the Adviser received fees of $1,506,527, $1,278,357 and $1,174,508, respectively. For the period from January 1, 1997 to May 31, 1997, the Adviser received fees of $439,538.

Accounting and Legal Services Agreement. The Trust, on behalf of the Fund, is a party to an Accounting and Legal Services Agreement with the Adviser. Pursuant to this agreement, the Adviser provides the Fund with certain tax, accounting and legal services. For the period from January 1, 1997 to May 31, 1997, the Fund paid the Adviser $13,736 for services under this agreement.

In order to avoid conflicts with portfolio trades for the Fund, the Adviser and the Fund have adopted extensive restrictions on personal securities trading by personnel of the Adviser and its affiliates. Some of these restrictions are: pre-clearance for all personal trades and a ban on the purchase of initial public offerings, as well as contributions to specified charities of profits on securities held for less than 91 days. These restrictions are a continuation of the basic principle that the interests of the Fund and its shareholders come first.

DISTRIBUTION CONTRACTS

The Fund has a Distribution Agreement with John Hancock Funds. Under the agreement, John Hancock Funds is obligated to use its best efforts to sell shares of each class of the Fund. Shares of the Fund are also sold by selected broker-dealers (the "Selling Brokers") which have entered into selling agency agreements with John Hancock Funds. John Hancock Funds accepts orders for the purchase of the shares of the Fund which are continually offered at net asset value next determined, plus any applicable sales charge, if any. In connection with the sale of Class A or Class B shares, John Hancock Funds and Selling Brokers receive compensation from a sales charge imposed, in the case of Class A shares, at the time of sale or, in the case of Class B shares, on a deferred basis. John Hancock Funds may pay extra compensation to financial services firms selling large amounts of fund shares. This compensation would be calculated as a percentage of fund shares sold by the firm.

Total underwriting commissions for sales of the Fund's Class A shares for the fiscal years ended December 31, 1995 and 1996 were $205,285 and $230,067, respectively, and for the period from January 1, 1997 to May 31, 1997 was $95,383. Of such amounts $24,825, $27,901 and $13,287, respectively, were retained by John Hancock Funds in 1995, 1996 and for the period from January 1, 1997 to May 31, 1997. The remainder of the underwriting commissions were reallowed to dealers.

The Fund's Trustees adopted Distribution Plans with respect to Class A and Class B shares (the "Plans"), pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "Investment Company Act") . Under the Plans, the Fund will pay distribution and service fees at an aggregate annual rate of up to 0.30% and 1.00%, respectively, of the Fund's average daily net assets attributable to the shares of that class. However, the service fee will not exceed 0.25% of the Fund's average daily net assets attributable to each class of shares. The distribution fees will be used to reimburse the John Hancock Funds for its distribution expenses, including but not limited to: (i) initial and ongoing sales compensation to Selling Brokers and others (including affiliates of John Hancock Funds) engaged in the sale of Fund shares; (ii) marketing, promotional and overhead expenses incurred in connection with the distribution of Fund shares; and (iii) with respect to Class B shares only, interest expenses on unreimbursed distribution expenses. The service fees will be used to compensate Selling Brokers and others for providing personal and account maintenance services to shareholders. In the event that John Hancock Funds is not fully reimbursed for payments or expenses incurred by it under the Class A Plan, these expenses will not be carried beyond twelve months from the date they were incurred. Unreimbursed expenses under the Class B Plan will be carried forward together with interest on the balance of these unreimbursed expenses. The Fund does not treat unreimbursed expenses under the Class B Plan as a liability of the Fund because the Trustees may terminate the Class B Plan at any time. For the period from January 1, 1997 to May 31, 1997, an aggregate of $ of distribution expenses or % of the average net assets of the Class B shares of the Fund, was not reimbursed or recovered by John Hancock Funds through the receipt of deferred sales charges or Rule 12b-1 fees in prior periods.

The Plans were approved by a majority of the voting securities of the Fund. The Plans and all amendments were approved by the Trustees, including a majority of the Trustees who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Plans (the "Independent Trustees"), by votes cast in person at meetings called for the purpose of voting on these Plans.

Pursuant to the Plans, at least quarterly, John Hancock Funds provides the Fund with a written report of the amounts expended under the Plans and the purpose for which these expenditures were made. The Trustees review these reports on a quarterly basis to determine their appropriateness.

The Plans provide that they will continue in effect only so long as their continuance is approved at least annually by a majority of both the Trustees and the Independent Trustees. The Plans provide that they may be terminated without penalty, (a) by a vote of a majority of the Independent Trustees, (b) by a vote of a majority of the Fund's outstanding shares of the applicable class upon 60 days' written notice to the John Hancock Funds, and (c) automatically in the event of assignment. The Plans further provide that they may not be amended to increase the maximum amount of the fees for the services described therein without the approval of a majority of the outstanding shares of the class of the Fund which has voting rights with respect to that Plan. Each Plan provides that no material amendment to the Plan will be effective unless it is approved by a vote of a majority of the Trustees and the Independent Trustees of the Fund. The holders of Class A and Class B shares have exclusive voting rights with respect to the Plan applicable to their respective class of shares. In adopting the Plans, the Trustees concluded that, in their judgment, there is a reasonable likelihood that the Plan will benefit the holders of the applicable class of shares of the Fund.

Amounts paid to the John Hancock Funds by any class of shares of the Fund will not be used to pay the expenses incurred with respect to any other class of shares of the Fund; provided, however, that expenses attributable to the Fund as a whole will be allocated, to the extent permitted by law, according to a formula based upon gross sales dollars and/or average daily net assets of each such class, as may be approved from time to time by vote of a majority of the Trustees. From time to time the Fund may participate in joint distribution activities with other Funds and the costs of those activities will be borne by each Fund in proportion to the relative net asset value of the participating Funds.

During the period from January 1, 1997 to May 31, 1997, the Fund paid John Hancock Funds the following amounts of expenses in connection with their services for the Fund:

                                  Expense Items
                                  -------------

                                         Printing and                                           Interest
                                         Mailing of          Compensation       Expenses of     Carrying or
                                         Prospectus to New   to Selling         John Hancock    Other Finance
                      Advertising        Shareholders        Brokers            Funds           Charges
                      -----------        ------------        -------            -----           -------
Class A Shares        $20,104               $4,141            $135,194           $47,326         $    0
Class B Shares        $ 4,168               $  837            $ 17,482           $ 9,818         $9,914

NET ASSET VALUE

For purposes of calculating the net asset value ("NAV") of the Fund's shares, the following procedures are utilized wherever applicable.

Debt investment securities are valued on the basis of valuations furnished by a principal market maker or a pricing service, both of which generally utilize electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities without exclusive reliance upon quoted prices.

Short-term debt investments which have a remaining maturity of 60 days or less are generally valued at amortized cost which approximates market value. If market quotations are not readily available or if in the opinion of the Adviser any quotation or price is not representative of true market value, the fair value of the security may be determined in good faith in accordance with procedures approved by the Trustees.

Foreign securities are valued on the basis of quotations from the primary market in which they are traded. Any assets or liabilities expressed in terms of foreign currencies are translated into U.S. dollars by the custodian bank based on London currency exchange quotations as of 5:00 p.m., London time (12:00 noon, New York time) on the date of any determination of the Fund's NAV. If quotation are not readily available, or the value has been materially affected by the events occurring after the closing of a foreign market, assets are valued by a method that the Trustees believe accurately reflects fair value.

The NAV for each fund and class is determined each business day at the close of regular trading on the New York Stock Exchange (typically 4:00 p.m. Eastern
Time) by dividing a class's net assets by the number of its shares outstanding. On any day an international market is closed and the New York Stock Exchange is open, any foreign securities will be valued at the prior day's close with the current day's exchange rate. Trading of foreign securities may take place on Saturdays and U.S. business holidays on which the Fund's NAV is not calculated. Consequently, the Fund's portfolio securities may trade and the NAV of the Fund's redeemable securities may be significantly affected on days when a shareholder has no access to the Fund.

INITIAL SALES CHARGE ON CLASS A SHARES

Shares of the Fund are offered at a price equal to their net asset value plus a sales charge which, at the option of the purchaser, may be imposed either at the time of purchase (the "initial sales charge alternative") or on a contingent deferred basis (the "deferred sales charge alternative"). Share certificates will not be issued unless requested by the shareholder in writing, and then they will only be issued for full shares. The Trustees reserve the right to change or waive the Fund's minimum investment requirements and to reject any order to purchase shares (including purchase by exchange) when in the judgment of the Adviser such rejection is in the Fund's best interest.

The sales charges applicable to purchases of Class A shares of the Fund are described in the Prospectus. Methods of obtaining reduced sales charges referred to generally in the Prospectus are described in detail below. In calculating the sales charge applicable to current purchases of Class A shares of the Fund, the investor is entitled to accumulate current purchases with the greater of the current value (at offering price) of the Class A shares of the Fund owned by the investor, or, if John Hancock Signature Services, Inc. ("Signature Services") is notified by the investor's dealer or the investor at the time of the purchase, the cost of the Class A shares owned.

Without Sales Charge. Class A shares may be offered without a front-end sales charge or CDSC to various individuals and institutions as follows:

o Any state, county or any instrumentality, department, authority, or agency of these entities that is prohibited by applicable investment laws from paying a sales charge or commission when it purchases shares of any registered investment management company.*

o A bank, trust company, credit union, savings institution or other depository institution, its trust departments or common trust funds if it is purchasing $1 million or more for non-discretionary customers or accounts.*

o A Trustee or officer of the Trust; a Director or officer of the Adviser and its affiliates or Selling Brokers; employees or sales representatives of any of the foregoing; retired officers, employees or Directors of any of the foregoing; a member of the immediate family
         (spouse, children, grandchildren, mother, father, sister, brother, mother-in-law, father-in-law) of any of the foregoing; or any fund, pension, profit sharing or other benefit plan for the individuals described above.

o A broker, dealer, financial planner, consultant or registered investment advisor that has entered into an agreement with John Hancock Funds providing specifically for the use of Fund shares in fee-based investment products or services made available to their clients.

o A former participant in an employee benefit plan with John Hancock funds, when he or she withdraws from his or her plan and transfers any or all of his or her plan distributions directly to the Fund.

o        A member of an approved affinity group financial services plan.*

o A member of a class action lawsuit against insurance companies who is investing settlement proceeds.

o Retirement plans participating in Merrill Lynch servicing programs, if the Plan has more than $3 million in assets or 500 eligible employees at the date the Plan Sponsor signs the Merrill Lynch Recordkeeping Service Agreement. See your Merrill Lynch financial consultant for further information.

o Existing full service clients of the Life Company who were group annuity contract holders as of September 1, 1994, and participant directed defined contribution plans with at least 100 eligible employees at the inception of the Fund account, may purchase Class A shares with no initial sales charge. However, if the shares are redeemed within 12 months after the end of the calendar year in which the purchase was made, a CDSC will be imposed at the following rate:

         Amount Invested                                     CDSC RATE
         ---------------                                     ---------

         $1 to $4,999,000                                      1.00%
         Next $5 million to $9,999,999                         0.50%
         Amounts of $10 million and over                       0.25%

Class A  shares  may  also be  acquired  without  an  initial  sales  charge  in
connection  with  certain  liquidation,   merger  or  acquisition   transactions
involving other investment companies or personal holding companies.

*For investments made under these provisions, John Hancock Funds may make a payment out of its own resources to the Selling Broker in an amount not to exceed 0.25% of the amount invested.

Combination Privilege. In calculating the sales charge applicable to purchases of Class A shares made at one time, the purchases will be combined to reduce sales charges if made by (a) an individual, his or her spouse and their children under the age of 21, purchasing securities for his or their own account, (b) a trustee or other fiduciary purchasing for a single trust, estate or fiduciary account and (c) groups which qualify for the Group Investment Program (see below). Further information about combined purchases, including certain restrictions on combined group purchases, is available from Signature Services or a Selling Broker's representative.

Accumulation Privilege. Investors (including investors combining purchases) who are already Class A shareholders may also obtain the benefit of the reduced sales charge by taking into account not only the amount then being invested but also the purchase price or current value of the Class A shares of all John Hancock funds which carry a sales charge already held by such person. Class A shares of John Hancock money market funds will only be eligible for the accumulation privilege if the investor has previously paid a sales charge on the amount of those shares.

Group Investment Program. Under the Combination and Accumulation Privileges, all members of a group may combine their individual purchases of Class A shares to potentially qualify for breakpoints in the sales charge schedule. This feature is provided to any group which (1) has been in existence for more than six months, (2) has a legitimate purpose other than the purchase of mutual fund shares at a discount for its members, (3) utilizes salary deduction or similar group methods of payment, and (4) agrees to allow sales materials of the fund in its mailings to members at a reduced or no cost to John Hancock Funds.

Letter of Intention. Reduced sales charges are also applicable to investments made pursuant to a Letter of Intention (the "LOI"), which should be read carefully prior to its execution by an investor. The Fund offers two options regarding the specified period for making investments under the LOI. All investors have the option of making their investments over a specified period of thirteen (13) months. Investors who are using the Fund as a funding medium for a qualified retirement plan, however, may opt to make the necessary investments called for by the LOI over a forty-eight (48) month period. These qualified retirement plans include IRA, SEP, SARSEP, 401(k), 403(b) (including TSAs) and
Section 457 plans. Such an investment (including accumulations and combinations) must aggregate $100,000 or more invested during the specified period from the date of the LOI or from a date within ninety (90) days prior thereto, upon written request to Signature Services. The sales charge applicable to all amounts invested under the LOI is computed as if the aggregate amount intended to be invested had been invested immediately. If such aggregate amount is not actually invested, the difference in the sales charge actually paid and the sales charge payable had the LOI not been in effect is due from the investor. However, for the purchases actually made within the specified period (either 13 or 48 months) the sales charge applicable will not be higher than that which would have applied (including accumulations and combinations) had the LOI been for the amount actually invested.

The LOI authorizes Signature Services to hold in escrow sufficient Class A shares (approximately 5% of the aggregate) to make up any difference in sales charges on the amount intended to be invested and the amount actually invested, until such investment is completed within the specified period, at which time the escrowed Class A shares will be released. If the total investment specified in the LOI is not completed, the Class A shares held in escrow may be redeemed and the proceeds used as required to pay such sales charge as may be due. By signing the LOI, the investor authorizes Signature Services to act as his or her attorney-in-fact to redeem any escrowed Class A shares and adjust the sales charge, if necessary. A LOI does not constitute a binding commitment by an investor to purchase or by the Fund to sell any additional Class A shares and may be terminated at any time.

DEFERRED SALES CHARGE ON CLASS B SHARES

Investments in Class B shares are purchased at net asset value per share without the imposition of an initial sales charge so the Fund will receive the full amount of the purchase payment.

Contingent Deferred Sales Charge. Class B shares which are redeemed within four years of purchase will be subject to a contingent deferred sales charge ("CDSC") at the rates set forth in the Prospectus as a percentage of the dollar amount subject to the CDSC. The charge will be assessed on an amount equal to the lesser of the current market value or the original purchase cost of the Class B shares being redeemed. No CDSC will be imposed on increases in account value above the initial purchase prices, including Class B shares derived from reinvestment of dividends or capital gains distributions. No CDSC will be imposed on shares derived from reinvestment of dividends or capital gains distributions.

Class B shares are not available to full-service defined contribution plans administered by Signature Services or the Life Company that had more than 100 eligible employees at the inception of the Fund account.

The amount of the CDSC, if any, will vary depending on the number of years from the time of payment for the purchase of Class B shares until the time of redemption of such shares. Solely for purposes of determining the number of years from the time of any payment for the purchases of shares, all payments during a month will be aggregated and deemed to have been made on the first day of the month.

In determining whether a CDSC applies to a redemption, the calculation will be determined in a manner that results in the lowest possible rate being charged. It will be assumed that your redemption comes first from shares you have held beyond the four-year CDSC redemption period or those you acquired through dividend and capital gain reinvestment, and next from the shares you have held the longest during the four-year period. For this purpose, the amount of any increase in a share's value above its initial purchase price is not regarded as a share exempt from CDSC. Thus, when a share that has appreciated in value is redeemed during the CDSC period, a CDSC is assessed only on its initial purchase price. However, you cannot redeem appreciation value only in order to avoid a CDSC.

When requesting a redemption for a specific dollar amount, please indicate if you require the proceeds to equal the dollar amount requested. If not indicated, only the specified dollar amount will be redeemed from your account and the proceeds will be less any applicable CDSC.


Example:

You have purchased 100 shares at $10 per share. The second year after your purchase, your investment's net asset value per share has increased by $2 to $12, and you have gained 10 additional shares through dividend reinvestment. If you redeem 50 shares at this time your CDSC will be calculated as follows:

*        Proceeds of 50 shares redeemed at $12 per share                   $600
*        Minus proceeds of 10 shares not subject to CDSC
         (dividend reinvestment)                                           -120
*        Minus appreciation on remaining shares (40 shares X $2)           - 80
                                                                           ----
*        Amount subject to CDSC                                            $400

Proceeds from the CDSC are paid to John Hancock Funds and are used in whole or in part by John Hancock Funds to defray its expenses related to providing distribution-related services to the Fund in connection with the sale of the Class B shares, such as the payment of compensation to select Selling Brokers for selling Class B shares. The combination of the CDSC and the distribution and service fees facilitates the ability of the Fund to sell the Class B shares without a sales charge being deducted at the time of the purchase.

For all account types:

* Redemptions made pursuant to the Fund's right to liquidate your account if you own shares worth less than $1,000.

* Redemptions made under certain liquidation, merger or acquisition transactions involving other investment companies or personal holding companies.

*        Redemptions due to death or disability.

* Redemptions made under the Reinstatement Privilege, as described in "Sales Charge Reductions and Waivers" of the Prospectus.

* Redemptions of Class B shares made under a periodic withdrawal plan, as long as your annual redemptions do not exceed 12% of your account value, including reinvested dividends, at the time you established your periodic withdrawal plan and 12% of the value of subsequent investments (less redemptions) in that account at the time you notify Signature Services. (Please note, this waiver does not apply to periodic withdrawal plan redemptions of Class A shares that are subject to a CDSC.)

* Redemptions by Retirement plans participating in Merrill Lynch servicing programs, if the Plan has less than $3 million in assets or 500 eligible employees at the date the Plan Sponsor signs the Merrill Lynch Recordkeeping Service Agreement. See your Merrill Lynch financial consultant for further information.

For Retirement Accounts (such as IRA, SIMPLE, Rollover IRA, TSA, 457, 403(b), 401(k), Money Purchase Pension Plan, Profit-Sharing Plan and other qualified plans under the Internal Revenue Code)) unless otherwise noted.

* Redemptions made to effect mandatory or life expectancy distributions under the Code.

*        Returns of excess contributions made to these plans.

* Redemptions made to effect distributions to participants or beneficiaries from employer sponsored retirement under Section 401(a) of the Code (such as 401(k), Money Purchase Pension Plan and Profit-Sharing Plan).

* Redemptions from certain IRA and retirement plans that purchased shares prior to October 1, 1992 and certain IRA plans that purchased shares prior to May 15, 1995.

Please see matrix for reference.


CDSC Waiver Matrix for Class B Funds.

--------------------- -------------------- ----------------- ---------------- ----------------- ---------------
Type of Distribution  401(a) Plan          403(b)            457              IRA, IRA          Non-
                      (401(k), MPP,                                           Rollover          Retirement
                      PSP)
--------------------- -------------------- ----------------- ---------------- ----------------- ---------------
Death or              Waived               Waived            Waived           Waived            Waived
Disability
--------------------- -------------------- ----------------- ---------------- ----------------- ---------------
Over 70 1/2           Waived               Waived            Waived           Waived for        12% of
                                                                              mandatory         account value
                                                                              distributions     annually in
                                                                              or 12% of         periodic
                                                                              account value     payments
                                                                              annually in
                                                                              periodic
                                                                              payments.
--------------------- -------------------- ----------------- ---------------- ----------------- ---------------
Between 59 1/2        Waived               Waived            Waived           Waived for Life   12% of
and 70 1/2                                                                    Expectancy or     account value
                                                                              12% of account    annually in
                                                                              value annually    periodic
                                                                              in periodic       payments
                                                                              payments.
--------------------- -------------------- ----------------- ---------------- ----------------- ---------------
Under 59 1/2          Waived               Waived for        Waived for       Waived for        12% of
                                           annuity           annuity          annuity           account value
                                           payments (72t)    payments (72t)   payments (72t)    annually in
                                           or 12% of         or 12% of        or 12% of         periodic
                                           account value     account value    account value     payments
                                           annually in       annually in      annually in
                                           periodic          periodic         periodic
                                           payments.         payments.        payments.
--------------------- -------------------- ----------------- ---------------- ----------------- ---------------
Loans                 Waived               Waived            N/A              N/A               N/A
--------------------- -------------------- ----------------- ---------------- ----------------- ---------------
Termination of        Not Waived           Not Waived        Not Waived       Not Waived        N/A
Plan
--------------------- -------------------- ----------------- ---------------- ----------------- ---------------
Hardships             Waived               Waived            Waived           N/A               N/A
--------------------- -------------------- ----------------- ---------------- ----------------- ---------------
Return of             Waived               Waived            Waived           Waived            N/A
Excess
--------------------- -------------------- ----------------- ---------------- ----------------- ---------------

If you qualify for a CDSC waiver under one of these situations, you must notify Signature Services at the time you make your redemption. The waiver will be granted once Signature Services has confirmed that you are entitled to the waiver.

SPECIAL REDEMPTIONS

Although it would not normally do so, the Fund has the right to pay the redemption price of shares of the Fund in whole or in part in portfolio securities as prescribed by the Trustees. When the shareholder sells portfolio securities received in this fashion, the shareholder will incur a brokerage charge. Any such securities would be valued for the purposes of making such payment at the same value as used in determining net asset value. The Fund has, however, elected to be governed by Rule 18f-1 under the Investment Company Act. Under that rule, the Fund must redeem its shares for cash except to the extent that the redemption payments to any shareholder during any 90-day period would exceed the lesser of $250,000 or 1% of the Fund's net asset value at the beginning of such period.

ADDITIONAL SERVICES AND PROGRAMS

Exchange Privilege. The Fund permits exchanges of shares of any class of a fund for shares of the same class in any other John Hancock fund offering that class.

Exchanges between funds with shares that are not subject to a CDSC are based on their respective net asset values. No sales charge or transaction charge is imposed. Shares of the Fund which are subject to a CDSC may be exchanged into shares of any of the other John Hancock funds that are subject to a CDSC without incurring the CDSC; however, the shares acquired in an exchange will be subject to the CDSC schedule of the shares acquired if and when such shares are redeemed (except that shares exchanged into John Hancock Short-Term Strategic Income Fund, John Hancock Intermediate Maturity Government Fund and John Hancock Limited-Term Government Fund will retain the exchanged fund's CDSC schedule). For purposes of computing the CDSC payable upon redemption of shares acquired in an exchange, the holding period of the original shares is added to the holding period of the shares acquired in an exchange.

If a shareholder exchanges Class B shares purchased prior to January 1, 1994 (except John Hancock Short-Term Strategic Income Fund) for Class B shares of any other John Hancock fund, the acquired shares will continue to be subject to the CDSC schedule that was in effect when the exchanged shares were purchased.

The Fund reserves the right to require that previously exchanged shares (and reinvested dividends) be in the Fund for 90 days before a shareholder is permitted a new exchange.

The Fund may refuse any exchange order. The Fund may change or cancel its exchange policies at any time, upon 60 days' notice to its shareholders.

An exchange of shares is treated as a redemption of shares of one fund and the purchase of shares of another for Federal Income Tax purposes. An exchange may result in a taxable gain or loss. See "TAX STATUS".

Systematic Withdrawal Plan. The Fund permits the establishment of a Systematic Withdrawal Plan. Payments under this plan represent proceeds arising from the redemption of Fund shares. Since the redemption price of the Fund shares may be more or less than the shareholder's cost, depending upon the market value of the securities owned by the Fund at the time of redemption, the distribution of cash pursuant to this plan may result in realization of gain or loss for purposes of Federal, state and local income taxes. The maintenance of a Systematic Withdrawal Plan concurrently with purchases of additional Class A or Class B shares of the Fund could be disadvantageous to a shareholder because of the initial sales charge payable on such purchases of Class A shares and the CDSC imposed on redemptions of Class B shares and because redemptions are taxable events. Therefore, a shareholder should not purchase Class A and Class B shares at the same time a Systematic Withdrawal Plan is in effect. The Fund reserves the right to modify or discontinue the Systematic Withdrawal Plan of any shareholder on 30 days' prior written notice to such shareholder, or to discontinue the availability of such plan in the future. The shareholder may terminate the plan at any time by giving proper notice to Signature Services.

Monthly Automatic Accumulation Program ("MAAP"). The program is explained in the Prospectus. The program, as it relates to automatic investment checks, is subject to the following conditions:

The investments will be drawn on or about the day of the month indicated.

The privilege of making investments through the MAAP may be revoked by Signature Services without prior notice if any investment is not honored by the shareholder's bank. The bank shall be under no obligation to notify the shareholder as to the non-payment of any checks.

The program may be discontinued by the shareholder either by calling Signature Services or upon written notice to Signature Services which is received at least five (5) business days prior to the due date of any investment.

Reinstatement or Reinvestment Privilege. If Signature Services is notified prior to reinvestment, a shareholder who has redeemed Fund shares may, within 120 days after the date of redemption, reinvest without payment of a sales charge any part of the redemption proceeds in shares of the same class of the Fund or another John Hancock fund, subject to the minimum investment limit of that fund. The proceeds from the redemption of Class A shares may be reinvested at net asset value without paying a sales charge in Class A shares of the Fund or in Class A shares of any John Hancock fund. If a CDSC was paid upon a redemption, a shareholder may reinvest the proceeds from this redemption at net asset value in additional shares of the class from which the redemption was made. The shareholder's account will be credited with the amount of any CDSC charged upon the prior redemption and the new shares will continue to be subject to the CDSC. The holding period of the shares acquired through reinvestment will, for purposes of computing the CDSC payable upon a subsequent redemption, include the holding period of the redeemed shares.

To protect the interests of other investors in the Fund, the Fund may cancel the reinvestment privilege of any parties that, in the opinion of the Fund, are using market timing strategies or making more than seven exchanges per owner or controlling party per calendar year. Also, the Fund may refuse any reinvestment request.

The Fund may change or cancel its reinvestment policies at any time.

A redemption or exchange of Fund shares is a taxable transaction for Federal income tax purposes even if the reinvestment privilege is exercised, and any gain or loss realized by a shareholder on the redemption or other disposition of Fund shares will be treated for tax purposes as described under the caption "TAX STATUS."

Retirement plans participating in Merrill Lynch's servicing programs:

Class A shares are available at net asset value for plans with $3 million in plan assets or 500 eligible employees at the date the Plan Sponsor signs the Merrill Lynch Recordkeeping Service Agreement. If the plan does not meet either of these limits, Class A shares are not available.

For participating retirement plans investing in Class B shares, shares will convert to Class A shares after eight years. or sooner if the plan attains assets of $5 million (by means of a CDSC-free redemption/purchase at net asset value).

DESCRIPTION OF THE FUND'S SHARES

The Trustees of the Trust are responsible for the management and supervision of the Fund. The Declaration of Trust permits the Trustees to issue an unlimited number of full and fractional shares of beneficial interest of the Fund without par value. Under the Declaration of Trust, the Trustees have the authority to create and classify shares of beneficial interest in separate series, without further action by shareholders. As of the date of this Statement of Additional Information, the Trustees have not authorized any additional series of the Fund, although they may do so in the future. The Declaration of Trust also authorizes the Trustees to classify and reclassify the shares of the Fund, or any new series of the Trust, into one or more classes. As of the date of this Statement of Additional Information, the Trustees have authorized the issuance of two classes of shares of the Fund, designated as Class A and Class B.

The shares of each class of the Fund represent an equal proportionate interest in the aggregate net assets attributable to that class of the Fund. Holders of Class A and Class B shares have certain exclusive voting rights on matters relating to their respective distribution plans. The different classes of the Fund may bear different expenses relating to the cost of holding shareholder meetings necessitated by the exclusive voting rights of any class of shares.

Dividends paid by the Fund, if any, with respect to each class of shares will be calculated in the same manner, at the same time and on the same day and will be in the same amount, except for differences resulting from the facts that (i) the distribution and service fees relating to Class A and Class B shares will be borne exclusively by that class, (ii) Class B shares will pay higher distribution and service fees than Class A shares and (iii) each of Class A and Class B shares will bear any class expenses properly allocable to that class of shares, subject to conditions the Internal Revenue imposes with respect to the multiple-class structures. Similarly, the net asset value per share may vary depending on whether Class A or Class B shares are purchased.

In the event of liquidation, shareholders of each class are entitled to share pro rata in the net assets of the Fund available for distribution to these shareholders. Shares entitle their holders to one vote per share, are freely transferable and have no preemptive, subscription or conversion rights. When issued, shares are fully paid and non-assessable, except as set forth below.

Unless otherwise required by the Investment Company Act or the Declaration of Trust, the Fund has no intention of holding annual meetings of shareholders. Fund shareholders may remove a Trustee by the affirmative vote of at least two-thirds of the Trust's outstanding shares and the Trustees shall promptly call a meeting for such purpose when requested to do so in writing by the record holders of not less than 10% of the outstanding shares of the Trust. Shareholders may, under certain circumstances, communicate with other shareholders in connection with requesting a special meeting of shareholders. However, at any time that less than a majority of the Trustees holding office were elected by the shareholders, the Trustees will call a special meeting of shareholders for the purpose of electing Trustees.

Under Massachusetts law, shareholders of a Massachusetts business trust could, under certain circumstances, be held personally liable for acts or obligations of the Trust. However, the Declaration of Trust contains an express disclaimer of shareholder liability for acts, obligations or affairs of the Fund. The Declaration of Trust also provides for indemnification out of the Fund's assets for all losses and expenses of any shareholder held personally liable by reason of being or having been a shareholder. The Declaration of Trust also provides that no series of the Trust shall be liable for the liabilities of any other series. Furthermore, no fund included in this Fund's prospectus shall be liable for the liabilities of any other John Hancock Fund. Liability is therefore limited to circumstances in which the Fund itself would be unable to meet its obligations, and the possibility of this occurrence is remote.

The Fund reserves the right to reject any application which conflicts with the Fund's internal policies or the policies of any regulatory authority. Use of information provided on the account application may be used by the Fund to verify the accuracy of the information or for background or financial history purposes. A shareholder's account is governed by the laws of The Commonwealth of Massachusetts.

TAX STATUS

The Fund has qualified and has elected to be treated as a "regulated investment company" under Subchapter M of the Code and intends to continue to so qualify for each taxable year. As such and by complying with the applicable provisions of the Code regarding the sources of its income, the timing of its distributions and the diversification of its assets, the Fund will not be subject to Federal income tax on taxable income (including net realized capital gains, if any) which is distributed to shareholders in accordance with the timing requirements of the Code.

The Fund will be subject to a four percent nondeductible Federal excise tax on certain amounts not distributed (and not treated as having been distributed) on a timely basis in accordance with annual minimum distribution requirements. The Fund intends under normal circumstances to seek to avoid or minimize liability for such tax by satisfying such distribution requirements.

Distributions from the Fund's current or accumulated earnings and profits ("E&P") will be taxable under the Code for investors who are subject to tax. If these distributions are paid from the Fund's "investment company taxable income," they will be taxable as ordinary income; and if they are paid from the Fund's "net capital gain," they will be taxable as long-term capital gain. (Net capital gain is the excess (if any) of net long-term capital gain over net short-term capital loss, and investment company taxable income is all taxable income and capital gains, other than net capital gain, after reduction by deductible expenses.) Some distributions from investment company taxable income and/or net capital gain may be paid in January but may be taxable to shareholders as if they had been received on December 31 of the previous year. The tax treatment described above will apply without regard to whether distributions are received in cash or reinvested in additional shares of the Fund.

Distributions, if any, in excess of E&P will constitute a return of capital under the Code, which will first reduce an investor's federal tax basis in Fund shares and then, to the extent such basis is exceeded, will generally give rise to capital gains. Shareholders who have chosen automatic reinvestment of their distributions will have a federal tax basis in each share received pursuant to such a reinvestment equal to the amount of cash they would have received had they elected to receive the distribution in cash, divided by the number of shares received in the reinvestment.

The amount of net realized capital gains, if any, in any given year will vary depending upon the Adviser's current investment strategy and whether the Adviser believes it to be in the best interests of the Fund to dispose of portfolio securities that will generate capital gains. At the time of an investor's purchase of Fund shares, a portion of the purchase price is often attributable to realized or unrealized appreciation in the Fund's portfolio. Consequently, subsequent distributions on these shares from such appreciation may be taxable to such investor even if the net asset value of the investor's shares is, as a result of the distributions, reduced below the investor's cost for such shares, and the distributions in reality represent a return of a portion of the purchase price.

Upon a redemption of shares of the Fund (including by exercise of the exchange privilege) a shareholder will ordinarily realize a taxable gain or loss depending upon the amount of the proceeds and the investor's basis in his shares. Such gain or loss will be treated as capital gain or loss if the shares are capital assets in the shareholder's hands and will be long-term or short-term, depending upon the shareholder's tax holding period for the shares and subject to the special rules described below. A sales charge paid in purchasing Class A shares of the Fund cannot be taken into account for purposes of determining gain or loss on the redemption or exchange of such shares within 90 days after their purchase to the extent Class A shares of the Fund or another John Hancock fund are subsequently acquired without payment of a sales charge pursuant to the reinvestment or exchange privilege. This disregarded charge will result in an increase in the shareholder's tax basis in the Class A shares subsequently acquired. Also, any loss realized on a redemption or exchange may be disallowed to the extent the shares disposed of are replaced with other shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of, such as pursuant to automatic dividend reinvestments. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Any loss realized upon the redemption of shares with a tax holding period of six months or less will be treated as a long-term capital loss to the extent of any amounts treated as distributions of long-term capital gain with respect to such shares.

Although the Fund's present intention is to distribute, at least annually, all net capital gain, if any, the Fund reserves the right to retain and reinvest all or any portion of the excess, as computed for Federal income tax purposes, of net long-term capital gain over net short-term capital loss in any year. The Fund will not in any event distribute net capital gain realized in any year to the extent that a capital loss is carried forward from prior years against such gain. To the extent such excess was retained and not exhausted by the carryforward of prior years' capital losses, it would be subject to Federal income tax in the hands of the Fund. Upon proper designation of this amount by the Fund, each shareholder would be treated for Federal income tax purposes as if the Fund had distributed to him on the last day of its taxable year his pro rata share of such excess, and he had paid his pro rata share of the taxes paid by the Fund and reinvested the remainder in the Fund. Accordingly, each shareholder would (a) include his pro rata share of such excess as long-term capital gain in his return for the taxable year in which the last day of the Fund's taxable year falls, (b) be entitled either to a tax credit on his return for, or to a refund of, his pro rata share of the taxes paid by the Fund, and
(c) be entitled to increase the adjusted tax basis for his shares in the Fund by the difference between his pro rata share of such excess and his pro rata share of such taxes.

For Federal income tax purposes, the Fund is permitted to carry forward a net capital loss in any year to offset net capital gains, if any, during the eight years following the year of the loss. To the extent subsequent net capital gains are offset by such losses, they would not result in Federal income tax liability to the Fund and, as noted above, would not be distributed as such to shareholders. The Fund has $10,550,415 of capital loss carry forward available, to the extent provided by regulations, to offset future net realized capital gains. The carryforwards expire as follows: May 31, 2002 - $7,286,040, May 31, 2004 - $1,950,205 and May 31, 2005 - $1,314,170.

The Fund is required to accrue income on any debt securities that have more than a de minimis amount of original issue discount (or debt securities acquired at a market discount, if the Fund elects to include market discount in income currently) prior to the receipt of the corresponding cash payments. However, the Fund must distribute to shareholders for each taxable year substantially all of its net income and net capital gains, including such income to qualify as a regulated investment company and avoid liability for any federal income or excise tax. Therefore, the Fund may have to dispose of its portfolio securities under disadvantageous circumstances to generate cash, or may have to leverage itself by borrowing the cash, to satisfy these distribution requirements.

The Fund's transactions in interest rate swaps, caps, floors and collars and its dollar rolls are subject to tax rules, the interrelationship of which with the Code's regulated investment company provisions, as well as certain other aspects of which, have not been fully addressed or resolved in published authorities. The Fund may accordingly be required to limit the extent to which it engages in such transactions in order to preserve its qualification as a regulated investment company and seek to avoid liability for federal income and excise taxes.

Different tax treatment, including penalties on certain excess contributions and deferrals, certain pre-retirement and post-retirement distributions and certain prohibited transactions, is accorded to accounts maintained as qualified retirement plans. Shareholders should consult their tax advisers for more information.

Dividends and capital gain distributions from the Fund will not qualify for the dividends-received deduction for corporations.

A state income (and possibly local income and/or intangible property) tax exemption is generally available to the extent the Fund's distributions are derived from interest on (or, in the case of intangibles taxes, the value of its assets is attributable to) certain U.S. Government obligations, provided in some states that certain thresholds for holdings of such obligations and/or reporting requirements are satisfied. The Fund will not seek to satisfy any threshold or reporting requirements that may apply in particular taxing jurisdictions, although the Fund may in its sole discretion provide relevant information to shareholders.

The Fund will be required to report to the Internal Revenue Service (the "IRS") all taxable distributions to shareholders, as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt recipients, i.e., corporations and certain other investors distributions to which are exempt from the information reporting provisions of the Code. Under the backup withholding provisions of Code Section 3406 and applicable Treasury regulations, all such reportable distributions and proceeds may be subject to backup withholding of federal income tax at the rate of 31% in the case of non-exempt shareholders who fail to furnish the Fund with their correct taxpayer identification number and certain certifications required by the IRS or if the IRS or a broker notifies the Fund that the number furnished by the shareholder is incorrect or that the shareholder is subject to backup withholding as a result of failure to report interest or dividend income. The Fund may refuse to accept an application that does not contain any required taxpayer identification number or certification that the number provided is correct. If the backup withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in shares, will be reduced by the amounts required to be withheld. Any amounts withheld may be credited against a shareholder's U.S. federal income tax liability. Investors should consult their tax advisers about the applicability of the backup withholding provisions.

The foregoing discussion relates solely to U.S. Federal income tax law as applicable to U.S. persons (i.e., U.S. citizens or residents and U.S. domestic corporations, partnerships, trusts or estates) subject to tax under such law. The discussion does not address special tax rules applicable to certain classes of investors, such as tax-exempt entities, insurance companies and financial institutions. Dividends, capital gain distributions, and ownership of or gains realized on the redemption (including an exchange) of shares of the Fund may also be subject to state and local taxes. Shareholders should consult their own tax advisers as to the Federal, state or local tax consequences of ownership of shares of, and receipt of distributions from, the Fund in their particular circumstances.

Non-U.S. investors not engaged in a U.S. trade or business with which their Fund investment is effectively connected will be subject to U.S. Federal income tax treatment that is different from that described above. These investors may be subject to non- resident alien withholding tax at the rate of 30% (or a lower rate under an applicable tax treaty) on amounts treated as ordinary dividends from the Fund and, unless an effective IRS Form W-8 or authorized substitute for Form W-8 is on file, to 31% backup withholding on certain other payments from the Fund. Non-U.S. investors should consult their tax advisers regarding such treatment and the application of foreign taxes to an investment in the Fund.

The Fund is not subject to Massachusetts corporate excise or franchise taxes. Provided that the Fund qualifies as a regulated investment company under the Code, it will also not be required to pay any Massachusetts income tax.

CALCULATION OF PERFORMANCE

For the 30 day period ending May 31, 1997, the yield on Class A and Class B shares of the Fund was 5.13% and 4.59%, respectively. The average annual total return of the Fund's Class A shares for the 1 year, 5 year and 10 year periods ended May 31, 1997 was 2.57%, 4.41% and 6.18%, respectively. The average total return for the one year ending May 31, 1997 and since inception on January 3, 1994 for Class B shares was 2.14% and 3.40%, respectively.

The Fund's yield is computed by dividing net investment income per share determined for a 30-day period by the maximum offering price per share (which includes the full sales charge, where applicable) on the last day of the period, according to the following standard formula:

                            6
Yield = ( [ ( a - b ) + 1 ]   - 1
              -----
               cd

Where:

         a =   dividends and interest earned during the period.

         b =   net expenses accrued during the period.


         c = the average daily number of Fund shares outstanding during the period that would be entitled to receive dividends.


         d = the maximum offering price per share on the last day of the period.

Total return is computed by finding the average annual compounded rate of return over the 1 year, 5 year and 10 year periods that would equate the initial amount invested to the ending redeemable value according to the following formula:

     n
T = \ /ERV/P - 1

Where:

         P =   a hypothetical initial investment of $1,000.

         T =   average annual total return.

         n =   number of years.

         ERV = ending redeemable value of a hypothetical $1,000 investment made at the beginning of the 1 year, 5 year and 10 year periods.

Because each class has its own sales charge and fee structure, the classes have different performance results. In the case of Class A or Class B shares, this calculation assumes the maximum sales charge is included in the initial investment or the CDSC is applied at the end of the period, respectively. This calculation assumes that all dividends and distributions are reinvested at net asset value on the reinvestment dates during the period. The "distribution rate" is determined by annualizing the result of dividing the declared dividends of the Fund during period stated by the maximum offering price or net asset value at the end of the period. Excluding the Fund's sales charge from the distribution rate produces a higher rate.

In addition to average annual total returns, the Fund may quote unaveraged or cumulative total returns reflecting the simple change in value of an investment over a stated period. Cumulative total returns may be quoted as a percentage or as a dollar amount, and may be calculated for a single investment, a series of investments, and/or a series of redemptions, over any time period. Total returns may be quoted with or without taking the Fund's sales charge on Class A shares or the CDSC on Class B shares into account. Excluding the Fund's sales charge on Class A shares and the CDSC on Class B shares from a total return calculation produces a higher total return figure.

From time to time, in reports and promotional literature, the Fund's total return and/or yield will be compared to indices of mutual funds and bank deposit vehicles such as Lipper Analytical Services, Inc.'s "Lipper -Fixed Income Fund Performance Analysis," a monthly publication which tracks net assets, total return, and yield on fixed income mutual funds in the United States. Comparisons may also be made to bank certificates of deposit ("CDs"), which differ from mutual funds, such as the Fund, in several ways. The interest rate established by the sponsoring bank is fixed for the term of a CD, there are penalties for early withdrawal from CDs, and the principal on a CD is insured.

Performance rankings and ratings reported periodically in national financial publications such as MONEY MAGAZINE, FORBES, BUSINESS WEEK, THE WALL STREET JOURNAL, MICROPAL, INC., MORNINGSTAR, STANGER'S and BARRON'S may also be utilized.

The performance of the Fund is not fixed or guaranteed. Performance quotations should not be considered to be representations of performance of the Fund for any period in the future. The performance of the Fund is a function of many factors including its earnings, expenses and number of outstanding shares. Fluctuating market conditions; purchases, sales and maturities of portfolio securities; sales and redemptions of shares of beneficial interest; and changes in operating expenses are all examples of items that can increase or decrease the Fund's performance.

BROKERAGE ALLOCATION

Decisions concerning the purchase and sale of portfolio securities and the allocation of brokerage commissions are made by the Adviser pursuant to recommendations made by an investment committee of the Adviser, which consists of officers and directors of the Adviser and affiliates, and Trustees who are interested persons of the Fund. Orders for purchases and sales of securities are placed in a manner which, in the opinion of Adviser, will offer the best price and market for the execution of each such transaction. Purchases from underwriters of portfolio securities may include a commission or commissions paid by the issuer, and transactions with dealers serving as market makers to reflect a "spread." Debt securities are generally traded on a net basis through dealers acting for their own account as principals and not as brokers; no brokerage commissions are payable on these transactions.

In the U.S. and in some other countries, debt securities are traded principally in the over-the-counter market on a net basis through dealers acting for their own account and not as brokers. Ion other countries, both debt and equity securities are traded on exchanges at fixed commission rates. Commissions on foreign transactions are generally higher than the negotiated commission rates available in the U.S. There is generally less government supervision and regulation of foreign stock exchanges and broker-dealers than in the U.S.

The Fund's primary policy is to execute all purchases and sales of portfolio instruments at the most favorable prices consistent with best execution, considering all of the costs of the transaction including brokerage commissions. This policy governs the selection of brokers and dealers and the market in which a transaction is executed. Consistent with the foregoing primary policy, the Rules of Fair Practice of the National Association of Securities Dealers, Inc. and other policies as the Trustees may determine, the Adviser may consider sales of shares of the Fund as a factor in the selection of broker-dealers to execute the Fund's portfolio transactions.

To the extent consistent with the foregoing, the Fund will be governed in the selection of brokers and dealers, and the negotiation of brokerage commission rates and dealer spreads, by the reliability and quality of the services, including primarily the availability and value of research information and, to a lesser extent, statistical assistance furnished to the Adviser of the Fund, and their value and expected contribution to the performance of the Fund. It is not possible to place a dollar value on information and services to be received from brokers and dealers, since it is only supplementary to the research efforts of the Adviser. The receipt of research information is not expected to reduce significantly the expenses of the Adviser. The research information and statistical assistance furnished by brokers and dealers may benefit the Life Company or other advisory clients of the Adviser, and, conversely, brokerage commissions and spreads paid by other advisory clients of the Adviser may result in research information and statistical assistance beneficial to the Fund. The Fund will make no commitment to allocate portfolio transactions upon any prescribed basis. While the Adviser's officers will be primarily responsible for the allocation of the Fund's brokerage business, the policies in this regard must be consistent with the foregoing and will at all times be subject to review by the Trustees. For the fiscal years ended December 31, 1996, 1995 and 1994 , no negotiated brokerage commissions were paid on portfolio transactions. For the fiscal period from January 1, 1997 to May 31, 1997, no negotiated brokerage commissions were paid on portfolio transactions.

As permitted by Section 28(e) of the Securities Exchange Act of 1934, the Fund may pay to a broker which provides brokerage and research services to the Fund an amount of disclosed commission in excess of the commission which another broker would have charged for effecting that transaction. This practice is subject to a good faith determination by the Trustees that such price is reasonable in light of the services provided and to such policies as the Trustees may adopt from time to time. During the fiscal year ended December 31, 1996, the Fund paid commissions of $1,953 to compensate brokers for research services such as industry, economic and company reviews and evaluations of securities. During the fiscal period from January 1, 1997 to May 31, 1997, the Fund did not pay commissions to compensate any brokers research services such as industry, economic and company reviews and evaluations of securities.

The  Adviser's  indirect  parent,  the  Life  Company,   is  the  indirect  sole
shareholder of John Hancock Distributors, Inc., a broker-dealer and ("Distributors" or "Affiliated Broker"). Pursuant to procedures determined by the Trustees and consistent with the above policy of obtaining best net results, the Fund may execute portfolio transactions with or through Affiliated Brokers. For the fiscal years ended December 31, 1995 and 1996, the Fund did not execute any portfolio transactions with Affiliated Brokers. For the fiscal period from January 1, 1997 to May 31, 1997, the Fund did not execute any portfolio transactions with Affiliated Brokers.

Distributors may act as broker for the Fund on exchange transactions, subject, however, to the general policy of the Fund set forth above and the procedures adopted by the Trustees pursuant to the Investment Company Act. Commissions paid to an Affiliated Broker must be at least as favorable as those which the Trustees believe to be contemporaneously charged by other brokers in connection with comparable transactions involving similar securities being purchased or sold. A transaction would not be placed with an Affiliated Broker if the Fund would have to pay a commission rate less favorable than the Affiliated Broker's contemporaneous charges for comparable transactions for its other most favored, but unaffiliated, customers except for accounts for which the Affiliated Broker acts as clearing broker for another brokerage firm, and any customers of the Affiliated Broker not comparable to the Fund as determined by a majority of the Trustees who are not interested persons (as defined in the Investment Company
Act) of the Fund, the Adviser or the Affiliated Broker. Because the Adviser, which is affiliated with the Affiliated Brokers, has, as an investment adviser to the Fund, the obligation to provide investment management services, which includes elements of research and related investment skills, such research and related skills will not be used by the Affiliated Broker as a basis for negotiating commissions at a rate higher than that determined in accordance with the above criteria.

Other investment advisory clients advised by the Adviser may also invest in the same securities as the Fund. When these clients buy or sell the same securities at substantially the same time, the Adviser may average the transactions as to price and allocate the amount of available investments in a manner which the Adviser believes to be equitable to each client, including the Fund. In some instances, this investment procedure may adversely affect the price paid or received by the Fund or the size of the position obtainable for it. On the other hand, to the extent permitted by law, the Adviser may aggregate the securities to be sold or purchased for the Fund with those to be sold or purchased for other clients managed by it in order to obtain best execution.

TRANSFER AGENT SERVICES

John Hancock Signature Services, Inc., 1 John Hancock Way, Suite 1000, Boston, MA 02217-1000, a wholly-owned indirect subsidiary of the Life Company, is the transfer and dividend paying agent for the Fund. The Fund pays an annual fee of $20.00 for each Class A shareholder and $22.50 for each Class B shareholder, plus certain out-of-pocket expenses. These expenses are aggregated and charged to the Fund and allocated to each class on the basis of their relative net asset values.

CUSTODY OF PORTFOLIO

Portfolio securities of the Fund are held pursuant to a custodian agreement between the Fund and Investors Bank & Trust Company, 200 Clarendon Street, Boston, Massachusetts 02116. Under the custodian agreement, Investors Bank & Trust performs custody, portfolio and fund accounting services.

INDEPENDENT AUDITORS

The independent auditors of the Fund are Ernst & Young LLP, 200 Clarendon Street, Boston, Massachusetts 02116. Ernst & Young LLP audits and renders an opinion of the Fund's annual financial statements and prepares the Fund's annual Federal income tax return.

FINANCIAL STATEMENTS

The financial statements listed below are included in and incorporated in the Fund's 1997 Annual Report to Shareholders for the year ended May 31, 1997 (filed electronically on July 24, 1997, accession number 0000928816-97-000233) and are included in and incorporated by reference into Part B of this registration statement of John Hancock Limited-Term Government Fund (file nos. 811-1678 and 2-29503).

John Hancock Limited-Term Government Fund
   John Hancock Limited-Term Government Fund

   Statement of Assets and Liabilities as of May 31, 1997.
   Statement of Operations for the period from January 1, 1997 to May 31, 1997. Statement of Changes in Net Assets for each of the periods indicated therein. Financial Highlights for each of the periods indicated therein.
   Schedule of Investments as of May 31, 1997.
   Notes to Financial Statements.
   Report of Independent Auditors.

                              FINANCIAL STATEMENTS

                           John Hancock Funds

                               Limited-
                                Term
                             Government
                                Fund

                            ANNUAL REPORT

                            May 31, 1997



TRUSTEES

Edward J. Boudreau, Jr.
Dennis S. Aronowitz*
Richard P. Chapman, Jr.*
William J. Cosgrove*
Douglas M. Costle*
Leland O. Erdahl*
Richard A. Farrell*
Gail D. Fosler*
William F. Glavin*
Anne C. Hodsdon
Dr. John A. Moore*
Patti McGill Peterson*
John W. Pratt*
Richard S. Scipione
Edward J. Spellman*
*Members of the Audit Committee

OFFICERS

Edward J. Boudreau, Jr.
Chairman and Chief Executive Officer
Robert G. Freedman
Vice Chairman and
Chief Investment Officer
Anne C. Hodsdon
President
James B. Little
Senior Vice President and
Chief Financial Officer
Susan S. Newton
Vice President and Secretary
James J. Stokowski
Vice President and Treasurer
Thomas H. Connors
Second Vice President and Compliance Officer

CUSTODIAN

Investors Bank & Trust Company
200 Clarendon Street
Boston, Massachusetts 02116

TRANSFER AGENT

John Hancock Signature Services, Inc.
1 John Hancock Way, Suite 1000
Boston, Massachusetts 02217-1000

INVESTMENT ADVISER

John Hancock Advisers, Inc.
101 Huntington Avenue
Boston, Massachusetts 02199-7603

PRINCIPAL DISTRIBUTOR

John Hancock Funds, Inc.
101 Huntington Avenue
Boston, Massachusetts 02199-7603

LEGAL COUNSEL

Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109

INDEPENDENT AUDITORS

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072



CHAIRMAN'S MESSAGE

DEAR FELLOW SHAREHOLDERS:

The stock market has certainly put on a show since the start of the year. Stocks began 1997 on the high wires, bolstered by a near-perfect "Goldilocks" economy -- not too hot, not too cold. In almost a straight shot, the Dow Jones Industrial Average soared through the 7000 level for the first time in early March. Just days later, stocks lost their footing and staged a month-long free-fall in a nervous reaction to rising interest rates and data that showed the economy was picking up steam. Stocks gave back all of their year's gain and suffered their worst decline since 1990 during this period. No sooner had real fears begun to beset investors than they were gone, erased in a euphoric rally caused by strong earnings and no signs of inflation. By the end of May, the Dow had risen by 14.6% and the broader Standard & Poor's 500 Stock Index by 15.4% -- levels not many thought the market would reach all year, let alone in five months. Bondholders have not enjoyed the same bounty, as the bond market has mostly stayed worried about the strength of the economy, the direction of interest rates, and the Federal Reserve's next moves to pre-empt inflation.

But the stock market's latest advance has amazed many analysts and left them pondering their valuation models, since the market is now more expensive than it has been in decades. It's impossible to know what will happen next in the markets. But whether it's another strong move forward or a retreat, we recommend keeping a long-term perspective, rather than over-focusing on the market's daily twists and turns. While the economic backdrop seems to remain near perfect, the one thing we believe investors should be prepared for is more market volatility. It also makes sense to do something we've always advocated: set realistic expectations, since, as we've also seen this year, markets can move down as fast as they go up.

Use this time of heightened volatility as an opportunity to review your portfolio's asset allocations with your investment professional. After such a strong advance in equities over the last two and a half years, it could be time to rebalance your portfolio, if you haven't already, to maintain your desired targets of diversification. As part of that process, make sure that your investment strategies still reflect your individual time horizons, objectives and risk tolerance. Despite turbulence, one thing remains constant. A well-constructed plan and a cool head can be the best tools for reaching your financial goals.

Sincerely,

/S/ EDWARD J. BOUDREAU, JR.

EDWARD J. BOUDREAU, JR., CHAIRMAN AND CHIEF EXECUTIVE OFFICER

A 1 1/4" x 1" photo of Edward J. Boudreau Jr., Chairman and Chief
Executive Officer, flush right, next to second paragraph.



BY BARRY H. EVANS, CFA, PORTFOLIO MANAGER

John Hancock
Limited-Term
Government Fund

Changes in economic outlook keep the bond market hopping

Recently John Hancock Limited-Term Government Fund's fiscal year end changed from December to May. What follows is a discussion of the Fund's performance for the 12-month period ended May 31, 1997.

The bond market did a lot of twisting and turning during the past year. Starting last spring and summer, economic growth appeared to be strong. Investors worried that rising inflation would erode the value of their fixed-income payments and interest rates began to rise. Yields on two-year Treasuries climbed from 6.24% to a high of 6.53% during the summer. By September, however, the economy seemed to be slowing. Bond prices gained ground, with yields on the two-year Treasury bottoming at 5.58% late in November.

In December, it became clear that the economy was not slowing. Investors began expecting the Federal Reserve to raise short-term interest rates. Yields climbed and bond prices fell. Finally, in late March, the Fed did hike rates one-quarter percentage point. News that the economy had grown at a booming 5.6% annual rate in the first quarter pushed yields on two-year Treasuries up to 6.54% by late April. Bond prices rallied in early May, amid new signs that the economy was slowing. Late in the month, there were reports that consumer confidence had soared to a 27-year high and unemployment was at its lowest rate in 24 years. Although these concerns temporarily slowed the rally, the two-year Treasury ended May with a yield of 6.19% -- about where it had begun a year earlier.

"The bond
market did
a lot of
twisting
and turning
during the
past year."

A 2 1/4" x 3 1/2" photo of Fund management team at bottom right. Caption reads: "Barry Evans (l) and Fund management team members Roger Hamilton (center) and Seth Robbins (r)."


Pie chart with the heading "Portfolio Diversification" at top of left hand column. The chart is divided into two sections; U.S. Government Agencies 56%; U.S. Treasuries 44%. A footnote below states "As a percentage of net assets on May 31, 1997."

"...we boosted
our invest-
ment in
mortgage
bonds and
agencies..."

Reviewing performance

Despite these ups and downs, the Lehman Brothers Aggregate Bond Index returned 8.32% for the year ended May 31, 1997 -- with the bulk of the gains coming in the first half. Bonds that offered a yield advantage to Treasuries were the clearcut winners. With interest rates mostly moving within a range, there was little chance for price appreciation. So demand increased for higher yielding securities like mortgage-backed securities and government agency bonds.

In this environment, John Hancock Limited-Term Government Fund maintained its goal of protecting shareholders' principal, even though that meant sacrificing some return. During the year ended May 31, 1997, the Fund's Class A and Class B shares had total returns of 5.74% and 5.13%, respectively, at net asset value. These results, however, lagged the 6.37% return for the average short-intermediate government fund, according to Lipper Analytical Services, Inc.1 Please see pages six and seven for longer-term Fund performance information.

With hindsight, it's easy to see where the Fund gained and lost ground. Throughout the year, we kept the Fund's duration between 1.8 and 2.5 years. Duration measures how sensitive a bond's price is to changes in interest rates. The shorter the duration, the less a bond's price will fall as interest rates rise -- or rise as rates fall. Last summer, our duration was shorter than our peers, which helped the Fund as rates rose. Then in the fall, we lengthened duration to 2.5 years to take advantage of the bond rally. We started shortening again in December to protect the Fund from a possible Fed rate hike. We stayed in a defensive position, taking duration as low as 1.8 years before each Fed meeting. After the Fed acted in March, however, we continued to be cautious -- expecting the Fed to move again soon. When rates started falling in late April and May, our more conservative, shorter-than-average duration cost us.

Our search for yield also affected performance. The Fund benefited from its above-average stake in bonds with a yield advantage over Treasuries. These included traditional mortgage bonds, U.S. government agencies, short-maturity adjustable rate mortgages (ARMs), and short-maturity collateralized mortgage obligations (CMOs) -- a type of security that separates the cash flows of mortgage pools into different classes of various maturities. We would have done even better, though, if we had further increased our stake in these higher-yielding securities. Fortunately, we boosted our investment in mortgage bonds and agencies -- the best performing areas -- to 27% of assets, while trimming short-maturity CMOs. But we still had a 29% stake in short-maturity CMOs and ARMs that held us back.

Bar chart with heading "Fund Performance" at top of left hand column. Under the heading is the footnote: "For the 12 months ended May 31, 1997." The chart is scaled in increments of 2% from bottom to top, with 8% at the top and 0% at the bottom. Within the chart, there are three solid bars. The first represents the 5.74% total return for John Hancock Limited-Term Government Fund: Class A. The second represents the 5.13% total return for John Hancock Limited-Term Government Fund: Class B. The third represents the 6.37% total return for the Average short-intermediate government bond fund. The footnote below states:
"Total returns for John Hancock Limited-Term Government Fund are at net asset value with all distributions reinvested. The average short-intermediate government fund is tracked by Lipper Analytical Services. See following two pages for historical performance information."

Looking down the road

We believe the economy will pick up steam in the coming months. Auto strikes, floods and a mild winter followed by a cool spring have all held back spending in April and May. But the impact of these factors won't last forever. The Fed has said it will be watching consumer spending to measure the economy's strength. For this reason, we'll be tracking housing starts, durable goods, personal income, auto sales and retail sales to determine the Fed's next move. Right now, we expect one -- possibly two -- more rate hikes before the economy starts to slow.

Our strategy will be one of continued caution until we know where the Fed is headed. At this point in the market's cycle, we probably won't add to our total stake in higher-yielding bonds. Instead, we may shift our allocations by increasing our investment in traditional mortgage bonds and cutting back on some of our short-term ARMs and CMOs. After the Fed's next move, we'll consider adding more longer-term Treasuries, which would do well if the economy weakened and interest rates fell.

Near term, we expect short-term bonds to continue to go through periods of panic and glee -- depending on what investors expect the Fed to do. But we don't expect to see great headway anytime soon. Still, several factors are working in the bond market's favor. In an effort to balance the budget, the government is cutting back on spending and issuing fewer bonds. Lower supply will help prices. In addition, inflation is low -- and the Fed is committed to keeping it that way. There are also no major commodity price shocks on the horizon. And demand from foreign investors for U.S. bonds remains strong. All of these bode well for bonds over the long term.

"Our strategy
will be one
of continued
caution..."

This commentary reflects the views of the portfolio manager through the end of the Fund's period discussed in this report. Of course, the manager's views are subject to change as market and other conditions warrant.

1 Figures from Lipper Analytical Services, Inc. include reinvested dividends and do not take into account sales charges. Actual load-adjusted performance is lower.



A LOOK AT PERFORMANCE

The tables on the right show the cumulative total returns and the average annual total returns for the John Hancock Limited-Term Government Fund. Total return is a performance measure that equals the sum of all income and capital gain distributions, assuming reinvestment of these distributions and the change in the price of the Fund's net asset value per share. Performance figures include the maximum applicable sales charge of 3% for Class A shares. The effect of the maximum contingent deferred sales charge for Class B shares (maximum 3% and declining to 0% over four years) is included in Class B performance. Different sales charge schedules for Class A shares were in effect prior to May 1, 1993 and are not reflected in the above performance information. Remember that all figures represent past performance and are no guarantee of how the Fund will perform in the future. Also, keep in mind that the total return and share price of the Fund's investments will fluctuate. As a result, your Fund's shares may be worth more or less than their original cost, depending on when you sell them.

CUMULATIVE TOTAL RETURNS

For the period ended March 31, 1997

                                      ONE        FIVE      MOST RECENT
                                      YEAR       YEARS      TEN YEARS
                                    --------   --------   ------------
John Hancock Limited-Term
Government Fund: Class A              0.98%     24.86%       74.24%
John Hancock Limited-Term
Government Fund: Class B              0.42%     10.17%(1)     N/A

AVERAGE ANNUAL TOTAL RETURNS

For the period ended March 31, 1997

                                      ONE        FIVE      MOST RECENT
                                      YEAR       YEARS      TEN YEARS
                                    --------   --------   ------------
John Hancock Limited-Term
Government Fund: Class A              0.98%      4.54%        5.71%
John Hancock Limited-Term
Government Fund: Class B              0.42%      3.16%(1)     N/A

YIELDS

As of May 31, 1997

                                                           SEC 30-DAY
                                                             YIELD
                                                         ------------
John Hancock Limited-Term
Government Fund: Class A                                      5.13%
John Hancock Limited-Term
Government Fund: Class B                                      4.59%

Notes to Performance

(1) Class B shares started on January 3, 1994.



WHAT HAPPENED TO A $10,000 INVESTMENT...

The charts on the right show how much a $10,000 investment in the John Hancock Limited-Term Government Fund would be worth on May 31, 1997. They assume that you either had invested on the day each class of shares started, or that you have been invested for the most recent 10 years. In either case, they also assume that you have reinvested all distributions. For comparison, we've shown the same $10,000 investment in the Lehman Brothers Intermediate-Term Government Fund Index -- an unmanaged index made up of the Treasury Bond Index and the Agency Bond Index, which cover intermediate issues. The same $10,000 investment is also shown in the Lehman Brothers One-to-Three-Year Government Fund Index, which is a subindex composed of Agency and Treasury Securities with maturities of one- to three-years.

Limited-Term Government Fund
Class A shares

Line chart with the heading Limited-Term Government Fund: Class A, representing the growth of a hypothetical $10,000 investment over the most recent 10 year period. Within the chart are four lines. The first line represents the value of the Lehman Brothers Intermediate-Term Government Fund Index and is equal to $21,408 as of May 31, 1997. The second line represents the value of the Lehman Brothers One-to-Three Year Government Fund Index and is equal to $20,446 as of May 31, 1997. The third line represents the value of the hypothetical $10,000 investment made in the Limited-Term Government Fund on May 31, 1987, before sales charge, and is equal to $18,813 as of May 31, 1997. The fourth line represents the value of the hypothetical $10,000 investment made in the Limited-Term Government Fund, after sales charge, and is equal to $18,248 as of May
31, 1997.

Limited-Term Government Fund
Class B shares

Line chart with the heading Limited-Term Government Fund: Class B, representing the growth of a hypothetical $10,000 investment over the life of the fund. Within the chart are four lines. The first line represents the value of the Lehman Brothers One-to-Three Year Government Fund Index and is equal to $11,961 as of May 31, 1997. The second line represents the value of the Lehman Brothers Intermediate-Term Government Fund Index, and is equal to $11,919 as of May 31, 1997. The third line represents the value of the hypothetical $10,000 investment made in the Limited-Term Government Fund on January 3, 1994, before sales charge, and is equal to $11,304 as of May 31, 1997. The fourth line represents the value of the hypothetical $10,000 investment made in the Limited-Term Government Fund, after sales charge, and is equal to $11,204 as of May 31, 1997.



FINANCIAL STATEMENTS



Statement of Assets and Liabilities
May 31, 1997
-------------------------------------------------------------------------------------
Assets:
Investments at value -- Note C:
United States government and agencies securities (cost --
$167,815,997)                                                             $167,668,799
Joint repurchase agreement (cost -- $12,313,000)                            12,313,000
                                                                          ------------
                                                                           179,981,799
Receivable for shares sold                                                      43,686
Interest receivable                                                          1,779,824
Other assets                                                                    20,577
                                                                          ------------
Total Assets                                                               181,825,886
--------------------------------------------------------------------------------------
Liabilities:
Due to custodian                                                             6,382,962
Payable for investments purchased                                            6,405,749
Payable for shares repurchased                                                  24,691
Dividend payable                                                                53,061
Payable to John Hancock Advisers, Inc. and affiliates -- Note B                167,964
Accounts payable and accrued expenses                                           81,065
                                                                          ------------
Total Liabilities                                                           13,115,492
--------------------------------------------------------------------------------------
Net Assets:
Capital paid-in                                                            179,469,141
Accumulated net realized loss on investments                             (  10,624,296)
Net unrealized depreciation of investments                               (     145,487)
Undistributed net investment income                                             11,036
                                                                          ------------
Net Assets                                                                $168,710,394
======================================================================================
Net Asset Value Per Share:
(Based on net asset values and shares of beneficial
interest outstanding -- unlimited number of shares
authorized with no par value, respectively)
Class A -- $158,217,528/18,745,924                                        $       8.44
======================================================================================
Class B -- $10,492,866/1,243,215                                          $       8.44
======================================================================================
Maximum Offering Price Per Share*
Class A -- ($8.44 x 103.09%)                                              $       8.70
======================================================================================

* On single retail sales of less than $100,000. On sales of $100,000 or more and on group sales the offering price is reduced.

The Statement of Assets and Liabilities is the Fund's balance sheet and shows the value of what the Fund owns, is due and owes on May 31, 1997. You'll also find the net asset value and the maximum offering price per share as of that date.

See notes to financial statements.





Statement of Operations
----------------------------------------------------------------------------------------
                                                                          PERIOD FROM
                                                     YEAR ENDED        JANUARY 1, 1997
                                                 DECEMBER 31, 1996    TO MAY 31, 1997(1)
                                                 -----------------    ------------------
Investment Income:
Interest                                               $13,989,845            $5,548,900
                                                      ------------          ------------

Expenses:
Investment management fee -- Note B                      1,174,508               439,538
Distribution and service fee -- Note B
Class A                                                    555,330               207,104
Class B                                                    106,412                42,219
Transfer agent fee -- Note B                               690,249               234,919
Printing                                                    41,549                14,314
Custodian fee                                               39,080                20,286
Registration and filing fees                                36,489                   316
Financial services fee -- Note B                            36,160                13,736
Auditing fee                                                35,917                26,000
Trustees' fees                                              17,682                13,270
Legal fees                                                   9,431                    34
Miscellaneous                                                7,070                   862
                                                      ------------          ------------
Total Expenses                                           2,749,877             1,012,598
----------------------------------------------------------------------------------------
Net Investment Income                                   11,239,968             4,536,302
----------------------------------------------------------------------------------------
Realized and Unrealized Gain (Loss) on Investments:
Net realized loss on investments sold                 (  2,003,789)         (  1,334,467)
Change in net unrealized appreciation/depreciation
of investments                                        (  2,843,831)         (    429,177)
                                                      ------------          ------------
Net Realized and Unrealized Loss on
Investments                                           (  4,847,620)         (  1,763,644)
----------------------------------------------------------------------------------------
Net Increase in Net Assets
Resulting from Operations                              $ 6,392,348           $ 2,772,658
========================================================================================

(1) Effective May 31, 1997, the fiscal period end changed from December 31 to May 31.

The Statement of Operations summarizes the Fund's investment income earned and expenses incurred in operating the Fund. It also shows net gains (losses) for the period stated.

See notes to financial statements.





Statement of Changes in Net Assets
---------------------------------------------------------------------------------------------------

                                                YEAR ENDED DECEMBER 31,             PERIOD FROM
                                           -------------------------------        JANUARY 1, 1997
                                              1995                 1996          TO MAY 31, 1997(1)
                                           -----------          ----------      -------------------
Increase (Decrease) in Net Assets:
From Operations:
Net investment income                  $    12,261,116      $   11,239,968          $     4,536,302
Net realized gain (loss) on
investments sold                                18,754      (    2,003,789)         (     1,334,467)
Change in net unrealized appreciation/
depreciation of investments                 10,474,785      (    2,843,831)         (       429,177)
                                       ---------------      --------------          ---------------
Net Increase in Net Assets Resulting
from Operations                             22,754,655           6,392,348                2,772,658
                                       ---------------      --------------          ---------------
Distributions to Shareholders:
Dividends from net investment income
Class A -- ($0.4956; $0.4969; and
$0.2172 per share, respectively)       (    11,820,582)     (   10,700,263)         (     4,285,612)
Class B -- ($0.4463; $0.4365; and
$0.1927 per share, respectively)       (       440,534)     (      539,705)         (       232,158)
Distributions in excess of net
investment income
Class A -- (none; $0.0004; and none
per share, respectively)                            --      (        7,046)                      --
Class B -- (none; $0.0004; and none
per share, respectively)                            --      (          450)                      --
Distributions from capital paid-in
Class A -- (none; $0.0002; and none
per share, respectively)                            --      (        4,733)                      --
Class B -- (none; $0.0002; and none
per share, respectively)                            --      (          302)                      --
                                       ---------------      --------------          ---------------
Total Distributions to Shareholders    (    12,261,116)     (   11,252,499)         (     4,517,770)
                                       ---------------      --------------          ---------------
From Fund Share Transactions -- Net*:  (    27,003,981)     (   18,119,220)         (    16,011,498)
                                       ---------------      --------------          ---------------
Net Assets:
Beginning of period                        225,956,817         209,446,375              186,467,004
                                       ---------------      --------------          ---------------
End of period (including distributions
in excess of net investment income of
none and $7,496; and undistributed
net investment income of $11,036,
respectively)                             $209,446,375        $186,467,004             $168,710,394
                                       ===============     ===============          ===============

* Analysis of Fund Share Transactions:





                                                         YEAR ENDED DECEMBER 31,                              PERIOD FROM
                                           ---------------------------------------------------              JANUARY 1, 1997
                                                     1995                       1996                      TO MAY 31, 1997(1)
                                           -----------------------     -----------------------         -----------------------
                                             SHARES        AMOUNT        SHARES       AMOUNT            SHARES        AMOUNT
                                           ----------   -----------    ----------   ----------        ----------   -----------
CLASS A
Shares sold                                5,589,248    $48,212,989     8,589,879   $73,562,942        6,285,942   $53,204,395
Shares issued to shareholders in
reinvestment of distributions              1,175,325     10,108,924     1,084,136     9,262,691          435,562     3,679,981
                                         -----------    -----------   -----------   -----------      -----------   -----------
                                           6,764,573     58,321,913     9,674,015    82,825,633        6,721,504    56,884,376
Less shares repurchased                  (10,330,451)  ( 88,597,139)  (11,785,941) (100,900,256)      (8,627,330) ( 73,012,198)
                                         -----------    -----------   -----------   -----------      -----------   -----------
Net decrease                             ( 3,565,878)  ($30,275,226)  ( 2,111,926) ($18,074,623)      (1,905,826) ($16,127,822)
                                         ===========    ===========   ===========   ===========      ===========   ===========
CLASS B
Shares sold                                4,230,179    $36,444,892     2,842,991   $24,268,297          652,540   $ 5,515,265
Shares issued to shareholders in
reinvestment of distributions                 39,700        341,783        47,385       404,715           19,673       166,136
                                         -----------    -----------   -----------   -----------      -----------   -----------
                                           4,269,879     36,786,675     2,890,376    24,673,012          672,213     5,681,401
Less shares repurchased                  ( 3,891,751)  ( 33,515,430)  ( 2,895,175) ( 24,717,609)      (  657,806) (  5,565,077)
                                         -----------    -----------   -----------   -----------      -----------   -----------
Net increase (decrease)                      378,128    $ 3,271,245   (     4,799) ($    44,597)          14,407   $   116,324
                                         ===========    ===========   ===========   ===========      ===========   ===========

(1) Effective May 31, 1997, the fiscal period end changed from December 31 to May 31.

The Statement of Changes in Net Assets shows how the value of the Fund's net assets has changed since the end of the previous period. The difference reflects earnings less expenses, any investment gains and losses, distributions paid to shareholders, and any increase or decrease in money shareholders invested in the Fund. The footnote illustrates the number of Fund shares sold, reinvested and repurchased during the last three periods, along with the corresponding dollar value.


See notes to financial statements.






Financial Highlights
Selected data for a share of beneficial interest outstanding throughout each period indicated, investment returns, key ratios and supplemental data are listed as follows:
-----------------------------------------------------------------------------------------------------------------------------
                                                                 YEAR ENDED DECEMBER 31,                        PERIOD FROM
                                                ---------------------------------------------------------     JANUARY 1, 1997
                                                  1992        1993        1994          1995        1996     TO MAY 31, 1997(6)
                                                --------    --------    --------      --------    --------  -------------------

CLASS A
Per Share Operating Performance
Net Asset Value, Beginning of Period           $   8.97    $   8.77    $   8.80      $   8.31    $   8.73          $   8.52
                                              ---------   ---------   ---------     ---------   ---------         ---------
Net Investment Income                              0.54        0.48        0.38(1)       0.50(1)     0.50(1)           0.22(1)
Net Realized and Unrealized Gain (Loss)
on Investments                                (    0.18)       0.14   (    0.49)         0.42   (    0.21)        (    0.08)
                                              ---------   ---------   ---------     ---------   ---------         ---------
Total from Investment Operations                   0.36        0.62   (    0.11)         0.92        0.29              0.14
                                              ---------   ---------   ---------     ---------   ---------         ---------
Less Distributions:
Dividends from Net Investment Income          (    0.54)  (    0.48)  (    0.38)    (    0.50)  (    0.50)        (    0.22)
Distributions from Net Realized Gain on
Investments Sold                              (    0.02)  (    0.11)         --            --          --                --
                                              ---------   ---------   ---------     ---------   ---------         ---------
Total Distributions                           (    0.56)  (    0.59)  (    0.38)    (    0.50)  (    0.50)        (    0.22)
                                              ---------   ---------   ---------     ---------   ---------         ---------
Net Asset Value, End of Period                 $   8.77    $   8.80    $   8.31      $   8.73    $   8.52          $   8.44
                                              =========   =========   =========     =========   =========         =========
Total Investment Return at Net Asset
Value(2)                                           4.19%       7.13%   (   1.31%)       11.23%       3.45%             1.64%(4)

Ratios and Supplemental Data
Net Assets, End of Period (000s omitted)       $259,170    $262,903    $218,846      $198,681    $175,995          $158,218
Ratio of Expenses to Average Net Assets            1.55%       1.51%       1.41%         1.36%       1.37%             1.34%(5)
Ratio of Net Investment Income to Average
Net Assets                                         6.13%       5.34%       4.39%         5.76%       5.81%             6.23%(5)
Portfolio Turnover Rate                             185%        175%        155%          105%        166%              142%
CLASS B(3)
Per Share Operating Performance
Net Asset Value, Beginning of Period                                   $   8.77       $   8.31    $   8.73          $   8.52
                                                                      ---------      ---------   ---------         ---------
Net Investment Income(1)                                                   0.30           0.45        0.44              0.19(1)
Net Realized and Unrealized Gain (Loss)
on Investments                                                        (    0.46)          0.42   (    0.21)        (    0.08)
                                                                      ---------      ---------   ---------         ---------
Total from Investment Operations                                      (    0.16)          0.87        0.23              0.11
                                                                      ---------      ---------   ---------         ---------
Less Distributions:
Dividends from Net Investment Income                                  (    0.30)     (    0.45)  (    0.44)        (    0.19)
                                                                      ---------      ---------   ---------         ---------
Net Asset Value, End of Period                                         $   8.31       $   8.73    $   8.52          $   8.44
                                                                      =========      =========   =========         =========
Total Investment Return at Net Asset Value(2)                          (   1.84%)(4)     10.60%       2.72%             1.34%(4)
Ratios and Supplemental Data
Net Assets, End of Period (000s omitted)                               $  7,111       $ 10,765    $ 10,472          $ 10,493
Ratio of Expenses to Average Net Assets                                    2.12%(5)       1.93%       2.08%             2.04%(5)
Ratio of Net Investment Income to Average Net Assets                       3.70%(5)       5.21%       5.10%             5.53%(5)
Portfolio Turnover Rate                                                     155%           105%        166%              142%

(1) Based on the average of the shares outstanding at the end of each month.

(2) Assumes dividend reinvestment and does not reflect the effect of sales charges.

(3) Class B shares commenced operations on January 3, 1994.

(4) Not annualized.

(5) Annualized.

(6) Effective May 31, 1997, the fiscal period end changed from December 31 to May 31.

The Financial Highlights summarizes the impact of the following factors on a single share for each period indicated: net investment income, gains (losses), dividends and total investment return of the Fund. It shows how the Fund's net asset value for a share has changed since the end of the previous period. Additionally, important relationships between some items presented in the financial statements are expressed in ratio form.

See notes to financial statements.






Schedule of Investments
May 31, 1997
---------------------------------------------------------------------------------------------------------------------------------
The Schedule of Investments is a complete list of all securities owned by the Limited-Term Government Fund on May 31, 1997.
It's divided into two main categories: U.S. Government and agencies securities and short-term investments. Short-term investments,which represent the Fund's "cash" position, are listed last.

                                                                                                      PAR  VALUE
                                                                        INTEREST          MATURITY       (000s            MARKET
ISSUER, DESCRIPTION                                                       RATE             DATE         OMITTED)          VALUE
-------------------                                                    ----------       ----------     ----------      ----------

U.S. GOVERNMENT AND AGENCIES SECURITIES
Governmental -- U.S. (43.32%)
United States Treasury,
Bond                                                                    11.875%           11-15-03       $17,000     $ 21,656,470
Bond                                                                    10.750            08-15-05        15,000       18,813,300
Bond                                                                    12.000            08-15-13         7,000        9,778,090
Note                                                                     8.625            08-15-97         3,000        3,021,090
Note                                                                     8.750            10-15-97        13,000       13,154,310
Note                                                                     8.750            08-15-00         3,000        3,201,570
Note                                                                     6.250            02-28-02         3,500        3,463,915
                                                                                                                     ------------
                                                                                                                       73,088,745
                                                                                                                     ------------

Governmental -- U.S. Agencies (56.06%)
Federal Farm Credit Bank,
Bond                                                                    11.900            10-20-97         2,000        2,046,240
Note                                                                     6.750            05-14-99         7,000        7,008,750
Federal Home Loan Mortgage Corp.,
15 Yr Pass Thru Ctf                                                      8.500            06-01-06 to      6,490        6,732,016
                                                                                          07-01-07

CMO Remic 1204-G                                                         7.000            11-15-05         4,358        4,389,063
CMO Remic 1419-F Var Rate                                                6.050#           11-15-97        18,046       18,051,945
Federal National Mortgage Association,
30 Yr ARM                                                                8.000#           03-01-22         1,037        1,072,753
CMO REMIC G-29-N                                                         8.500            06-25-07         7,323        7,417,100
Note Series SM 2004-J                                                    8.250            10-12-04        12,600       12,956,883
Bond                                                                     6.500            04-30-99         5,000        4,990,600
Government National Mortgage Association,
30 Yr Pass Thru Ctf                                                      8.500            01-15-27         9,556        9,896,353
30 Yr ARM                                                                6.875#           10-20-24        19,542       20,018,351
                                                                                                                     ------------
                                                                                                                       94,580,054
                                                                                                                     ------------
TOTAL U.S.GOVERNMENT AND AGENCIES SECURITIES
 (Cost $167,815,997)                                                                                      (99.38%)    167,668,799
                                                                                                    ------------     ------------

See notes to financial statements.





                                                                                                 PAR  VALUE
                                                                              INTEREST             (000s             MARKET
ISSUER, DESCRIPTION                                                             RATE              OMITTED)           VALUE
-------------------                                                          ----------          ----------       ----------

SHORT-TERM INVESTMENTS
Joint Repurchase Agreement (7.30%)
Investment in a joint repurchase agreement transaction
with Swiss Bank Corp. - Dated 5-30-97, Due 6-02-97
(Secured by U.S. Treasury Notes, 6.375%, Due 5-15-99
and U.S. Treasury Bonds, 6.25% thru 11.25%, Due
11-15-08 thru 8-15-23) Note A                                                  5.560%              $12,313       $ 12,313,000
                                                                                              ------------       ------------
TOTAL SHORT-TERM INVESTMENTS                                                                         (7.30%)       12,313,000
                                                                                              ------------       ------------
TOTAL INVESTMENTS                                                                                  (106.68%)     $179,981,799
                                                                                              ============       ============

# Represents rate in effect on May 31, 1997.

The percentage shown for each investment category is the total value of that category as a percentage of the net assets of the Fund.


See notes to financial statements.




NOTES TO FINANCIAL STATEMENTS

NOTE A --
ACCOUNTING POLICIES

John Hancock Limited-Term Government Fund (the "Fund") is a diversified open-end management investment company, registered under the Investment Company Act of 1940. On May 21, 1996 the Trustees voted to approve a change in the fiscal period from December 31 to May 31. This change is effective May 31, 1997.The investment objective of the Fund is to provide current income and security of principal through investments primarily in securities of the United States government and its agencies.

The Trustees have authorized the issuance of multiple classes of shares of the Fund, designated as Class A and Class B shares. The shares of each class represent an interest in the same portfolio of investments of the Fund and have equal rights to voting, redemptions, dividends and liquidation, except that certain expenses subject to the approval of the Trustees, may be applied differently to each class of shares in accordance with current regulations of the Securities and Exchange Commission and the Internal Revenue Service. Shareholders of a class which bears distribution and service expenses under terms of a distribution plan, have exclusive voting rights regarding that distribution plan.

Significant accounting policies of the Fund are as follows:

VALUATION OF INVESTMENTS Securities in the Fund's portfolio are valued on the basis of market quotations, valuations provided by independent pricing services or at fair value as determined in good faith in accordance with procedures approved by the Trustees. Short-term debt investments maturing within 60 days are valued at amortized cost which approximates market value.

JOINT REPURCHASE AGREEMENT Pursuant to an exemptive order issued by the Securities and Exchange Commission, the Fund, along with other registered investment companies having a management contract with John Hancock Advisers, Inc. (the "Adviser"), a wholly owned subsidiary of The Berkeley Financial Group, may participate in a joint repurchase agreement. Aggregate cash balances are invested in one or more repurchase agreements, whose underlying securities are obligations of the U.S. government and/or its agencies. The Fund's custodian bank receives delivery of the underlying securities for the joint account on the Fund's behalf. The Adviser is responsible for ensuring that the agreement is fully collateralized at all times.

INVESTMENT TRANSACTIONS Investment transactions are recorded as of the date of purchase, sale or maturity. Net realized gains and losses on sales of investments are determined on the identified cost basis.

FEDERAL INCOME TAXES The Fund's policy is to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gain on investment, to its shareholders. Therefore, no federal income tax provision is required. For federal income tax purposes, the Fund has $10,550,415 of a capital loss carryforward available, to the extent provided by regulations, to offset future net realized capital gains. To the extent such carryforward is used by the Fund, no capital gains distributions will be made. The carryforward expires as follows: May 31, 2002 - $7,286,040, May 31, 2004 - $1,950,205 and May 31, 2005 - $1,314,170. Expired capital loss carryforwards are reclassified to capital paid-in, in the year of expiration.

DIVIDENDS, INTEREST AND DISTRIBUTIONS Interest income on investment securities is recorded on the accrual basis.

The Fund records all distributions to shareholders from net investment income and realized gains on the ex-dividend date. Such distributions are determined in conformity with income tax regulations, which may differ from generally accepted accounting principals. Dividends paid by the Fund with respect to each class of shares will be calculated in the same manner, at the same time and will be in the same amount, except for the effect of expenses that may be applied differently to each class.

DISCOUNT ON SECURITIES The Fund accretes discount from par value on securities from either the date of issue or the date of purchase over the life of the security, as required by the Internal Revenue Code.

CLASS ALLOCATIONS Income, common expenses and realized and unrealized gains (losses) are calculated at the Fund level and allocated daily to each class of shares based on the appropriate net assets of the respective classes. Distribution and service fees, if any, are calculated daily at the class level based on the appropriate net assets of each class and the specific expense rate(s) applicable to each class.

USE OF ESTIMATES The preparation of these financial statements in accordance with generally accepted accounting principles incorporates estimates made by management in determining the reported amounts of assets, liabilities, revenues and expenses of the Fund. Actual results could differ from these estimates.

BANK BORROWINGS The Fund is permitted to have bank borrowings for temporary or emergency purposes, including the meeting of redemption requests that otherwise might require the untimely disposition of securities. The Fund had no borrowing activity for the period ended May 31, 1997.

NOTE B --
MANAGEMENT FEE AND TRANSACTIONS
WITH AFFILIATES AND OTHERS

Under the present investment management contract, the Fund pays a monthly management fee to the Adviser for a continuous investment program equivalent, on an annual basis, to the sum of (a) 0.60% of the first $250,000,000 of the Fund's average daily net asset value, (b) 0.55% of the next $250,000,000, and (c) 0.50% of the Fund's average daily net asset value in excess of $500,000,000.

The Fund has a distribution agreement with John Hancock Funds, Inc. ("JH Funds"), a wholly owned subsidiary of the Adviser. For the period ended May 31, 1997, net sales charges received with regard to sales of Class A shares amounted to $95,383. Out of this amount, $13,287 was retained and used for printing prospectuses, advertising, sales literature and other purposes, $40,489 was paid as sales commissions to unrelated broker-dealers and $41,607 was paid as sales commissions to sales personnel of John Hancock Distributors, Inc. ("Distributors"), Tucker Anthony, Incorporated ("Tucker Anthony") and Sutro & Co., Inc. ("Sutro"), all of which are broker-dealers. The Adviser's indirect parent, John Hancock Mutual Life Insurance Company ("JHMLICo"), is the indirect sole shareholder of Distributors and was the indirect shareholder until November 29, 1996 of John Hancock Freedom Securities Corporation and its subsidiaries, which include Tucker Anthony and Sutro.

Class B shares which are redeemed within four years of purchase will be subject to a contingent deferred sales charge ("CDSC") at declining rates beginning at 3.0% of the lesser of the current market value at the time of redemption or the original purchase cost of the shares being redeemed. Proceeds from the CDSC are paid to JH Funds and are used in whole or in part to defray its expenses related to providing distribution related services to the Fund in connection with the sale of Class B shares. For the period ended May 31, 1997, contingent deferred sales charges paid to JH Funds amounted to $9,362.

In addition, to reimburse JH Funds for the services it provides as distributor of shares of the Fund, the Fund has adopted a Distribution Plan with respect to Class A and Class B pursuant to Rule 12b-1 under the Investment Company Act of 1940. Accordingly, the Fund will make payments to JH Funds for distribution and service expenses at an annual rate not to exceed 0.30% of Class A average daily net assets and 1.00% of Class B average daily net assets to reimburse JH Funds for its distribution and service costs. Up to a maximum of 0.25% of such payments may be service fees as defined by the amended Rules of Fair Practice of the National Association of Securities Dealers. Under the amended Rules of Fair Practice, curtailment of a portion of the Fund's 12b-1 payments could occur under certain circumstances.

The Fund has a transfer agent agreement with John Hancock Signature Services, Inc. ("Signature Services"), an indirect subsidiary of JHMLICo. The Fund pays transfer agent fees based on the number of shareholder accounts and certain out-of-pocket expenses.

The Fund has an agreement with the Adviser to perform necessary tax and financial management services for the Fund. The compensation for the period was at an annual rate of 0.01875% of the average net assets of the Fund.

Mr. Edward J. Boudreau, Jr., Ms. Anne C. Hodsdon and Mr. Richard S. Scipione are trustees and/or officers of the Adviser and/or its affiliates, as well as Trustees of the Fund. The compensation of unaffiliated Trustees is borne by the Fund. The unaffiliated Trustees may elect to defer for tax purposes their receipt of this compensation under the John Hancock Group of Funds Deferred Compensation Plan. The Fund makes investments into other John Hancock funds, as applicable, to cover its liability for the deferred compensation. Investments to cover the Fund's deferred compensation liability are recorded on the Fund's books as an other asset. The deferred compensation liability and the related other asset are always equal and are marked to market on a periodic basis to reflect any income earned by the investment as well as any unrealized gains or losses. At May 31, 1997, the Fund's investments to cover the deferred compensation liability had unrealized appreciation of $1,711.

NOTE C --
INVESTMENT TRANSACTIONS

Purchases and proceeds from sales and maturities of obligations of the U.S. government and its agencies, other than short-term securities, during the period ended May 31, 1997, aggregated $243,709,238 and $258,401,282, respectively.

The cost of investments owned at May 31, 1997 for federal income tax purposes was $180,202,879. Gross unrealized appreciation and depreciation of investments aggregated $1,122,828 and $1,343,908, respectively, resulting in net unrealized depreciation of $221,080.



REPORT OF INDEPENDENT AUDITORS

To the Board of Trustees and Shareholders of John Hancock Limited-Term Government Fund

We have audited the accompanying statement of assets and liabilities of the John Hancock Limited-Term Government Fund (the "Fund"), including the schedule of investments, as of May 31, 1997, and the related statement of operations for the period from January 1, 1997 to May 31, 1997 and for the year ended December 31, 1996, the statement of changes in net assets and the financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of May 31, 1997, by correspondence with the custodian and brokers, and other auditing procedures when replies from brokers were not received. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the John Hancock Limited-Term Government Fund at May 31, 1997, the results of its operations for the period from January 1, 1997 to May 31, 1997 and the year ended December 31, 1996, and the changes in its net assets and the financial highlights for each of the indicated periods, in conformity with generally accepted accounting principles.


                                                /S/ ERNST & YOUNG LLP
Boston, Massachusetts
July 11, 1997



TAX INFORMATION NOTICE (UNAUDITED)

For federal income tax purposes, the following information is furnished with respect to the taxable distributions of the Fund for its fiscal year ended May 31, 1997.

With respect to the Fund's ordinary taxable income for the fiscal year ended May 31, 1997, none of the dividends qualify for the dividends received deduction available to corporations.


NOTES

John Hancock Funds - Limited-Term Government Fund

[THIS PAGE INTENTIONALLY LEFT BLANK]


NOTES

John Hancock Funds - Limited-Term Government Fund

[THIS PAGE INTENTIONALLY LEFT BLANK]

A 1/2" by 1/2" John Hancock Funds logo in upper left hand corner of the page. A box sectioned in quadrants with a triangle in upper left, a circle in upper right, a cube in lower left and a diamond in lower right. A tag line below reads: "A Global Investment Management Firm."



101 Huntington Avenue, Boston, MA 02199-7603
1-800-225-5291  1-800-554-6713 (TDD)
Internet: www.jhancock.com/funds

Bulk Rate
U.S. Postage
PAID
Randolph, MA
Permit No. 75

This report is for the information of shareholders of the John Hancock Limited-Term Government Fund. It may be used as sales literature when preceded or accompanied by the current prospectus, which details charges, investment objectives and operating policies.

A recycled logo in lower left hand corner with the caption "Printed on Recycled Paper."
                                                             2200A 5/97
                                                                   7/97

John Hancock Intermediate Maturity Government Fund
Pro-forma combined statement of assets and liabilities
May 31, 1997
(Unaudited)

                                                     John Hancock         John Hancock                                 Pro
                                                 Intermediate Maturity    Limited Term                                Forma
                                                    Government Fund      Government Fund     Adjustments             Combined
                                                    ---------------      ---------------     -----------          -------------
Assets:
Investments at value                                 $29,910,672           $179,981,799      $          --          $209,892,471
Cash                                                         473                     --                 --                   473
Receivable for shares sold                                     0                 43,686                 --                43,686
Interest receivable                                      357,421              1,779,824                 --             2,137,245
Receivable from John Hancock Advisers, Inc.               19,475                      0                 --                19,475
Receivable for investments sold                          977,082                      0                 --               977,082
Other Assets                                              10,104                 20,577                 --                30,681
                                                     -----------           ------------      -------------          ------------
             Total assets                             31,275,227            181,825,886                 --           213,101,114
                                                     -----------           ------------      -------------          ------------
Liabilities:
Payable for investments purchased                      2,032,327              6,405,749                 --             8,438,076
Payable for shares repurchased                             2,005                 24,691                 --                26,696
Dividend Payable                                               0                 53,061                 --                53,061
Accounts payable and accrued expenses                     35,012              6,631,991                 --             6,667,004
                                                     -----------           ------------      -------------          ------------
          Total liabilities                            2,069,344             13,115,492                 --            15,184,837
                                                     -----------           ------------      -------------          ------------
Net Assets:
Capital paid-in                                      $29,962,850           $179,469,141                 --          $209,431,991
Accumulated net realized loss on investments            (773,899)           (10,624,296)                --          ($11,398,195)
Net unrealized appreciation/(depreciation)
   of investments                                          8,464               (145,487)                --             ($137,023)
Undistributed net investment income                        8,468                 11,036                 --                19,504
                                                     -----------           ------------      -------------          ------------
            Net assets                               $29,205,883           $168,710,394                 --          $197,916,277
                                                     ===========           ============      =============          ============
Net assets:
   Limited Term Government Fund
    Class A                                          $        --           $158,217,528      ($158,217,528)(a)                $0
    Class B                                                   --             10,492,866        (10,492,866)(a)                $0
                                                                                             -------------
  Intermediate Maturity Government Fund
    Class A                                           22,754,663                    --         158,217,528(a)        180,972,191
    Class B                                            6,451,220                    --          10,492,866(a)         16,944,086
                                                     -----------          ------------       -------------          ------------
                                                     $29,205,883          $168,710,394                  $0          $197,916,277
                                                     ===========          ============       =============          ============
Shares outstanding:
   Limited Term Government Fund
    Class A                                                   --            18,745,924         (18,745,924)(a)                 0
    Class B                                                   --             1,243,215          (1,243,215)(a)                 0
  Intermediate Maturity Government Fund
    Class A                                            2,405,279                    --          16,724,367(a)         19,129,646
    Class B                                              681,925                    --           1,109,147(a)          1,791,072
                                                     -----------          ------------       -------------          ------------
Net asset value per share:
   Limited Term Government Fund
    Class A                                                   --                 $8.44              ($8.44)(a)             $0.00
    Class B                                                   --                 $8.44              ($8.44)(a)             $0.00
  Intermediate Maturity Government Fund
    Class A                                                $9.46                    --                  --                 $9.46
    Class B                                                $9.46                    --                  --                 $9.46
                                                     ===========          ============       =============          ============

              See Notes to Pro-forma Combined Financial Statements

John Hancock Intermediate Maturity Government Fund
Pro-forma combined statement of operations
May 31, 1997
(Unaudited)

                                                  John Hancock         John Hancock                                     Pro
                                              Intermediate Maturity    Limited Term                                    Forma
                                                 Government Fund      Government Fund       Adjustments               Combined
                                                 ---------------      ---------------       -----------               --------



Investment Income:
 Interest                                           $2,446,298          $13,771,169           $      --              $16,217,467
                                                    ----------          -----------           ---------              -----------
  Total                                              2,446,298           13,771,169                  --               16,217,467
                                                    ----------          -----------           ---------              -----------
Expenses:
 Investment managment fee                              126,945            1,109,482            (373,641)(b)              862,786
 Distribution/Service fee
   Class A                                              61,470              523,324             (88,723)(c)              496,071
   Class B                                              67,302              104,722                  --                  172,024

 Transfer agent fee(d)                                  41,904              594,664                  --                  636,568
 Advisory Board                                            362                   --                  --                      362
 Custodian fee                                          39,513               44,289             (10,065)(e)               73,737
 Registration and filing fees                           48,586               20,019             (10,000)(e)               58,605
 Financial services fee                                  5,423               34,888                  --                   40,311
 Auditing & Legal fees                                  30,366               54,995             (26,000)(e)               59,361
 Organization expense                                    7,252                    0              (7,252)                       0
 Printing                                               11,923               34,364              (7,000)(e)               39,287
 Directors' fee                                          2,369               22,461                  --                   24,830
 Miscellaneous                                             238                3,533                (800)(e)                2,971
                                                    ----------          -----------           ---------              -----------
   Total Expenses                                      443,653            2,546,741            (523,481)               2,466,913
   Less Expense Reductions                            (156,198)                   0             156,198                        0
                                                    ----------          -----------           ---------              -----------
   Net Expenses                                        287,455            2,546,741            (367,283)               2,466,913
                                                    ----------          -----------           ---------              -----------
   Net Investment Income                             2,158,843           11,224,428             367,283               13,750,554
                                                    ----------          -----------           ---------              -----------
Realized and Unrealized
Gain (Loss) on Investments:
Net realized gain (loss) on
  investments sold                                    (517,387)          (2,791,421)                 --               (3,308,808)
 Net realized loss on foreign
  currency transactions                                     --                   --                  --                        0
 Change in net unrealized appreciation/
  (depreciation) of investments                        680,728            1,536,196                  --                2,216,924
                                                    ----------          -----------           ---------              -----------
   Net Realized and Unrealized
    Gain (Loss) on Investments                         163,341           (1,255,225)                 --               (1,091,884)
                                                    ----------          -----------           ---------              -----------
   Net Increase in Net Assets
    Resulting from Operations                       $2,322,184          $ 9,969,203           $ 367,283              $12,658,670
                                                    ==========          ===========           =========              ===========

* actual income and expense numbers annualized using 11 months of actuals (7/1/96 - 5/31/97)


              See Notes to Pro-Forma Combined Financial Statements

               JOHN HANCOCK INTERMEDIATE MATURITY GOVERNMENT FUND
         NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS - (UNAUDITED)
                                  MAY 31, 1997

Pro forma information is intended to provide shareholders of the John Hancock Limited-Term Government Fund with information about the impact of the proposed merger by indicating how the merger might have affected information had the merger been consummated as of June 1, 1996.

The unaudited pro forma combined statements of assets and liabilities and results of operations as of May 31, 1997,have been prepared to reflect the merger of the John Hancock Intermediate Maturity Government Fund and John Hancock Limited-Term Government Fund after giving effect to pro forma adjustments described in the notes listed below.

(a) Acquistion by John Hancock Intermediate Maturity Government Fund of all the assets of John Hancock Limited-Term Government Fund and issuance of John Hancock Intermediate Maturity Government Fund Class A and Class B shares in exchange for all of the the outstanding Class A and Class B shares, repectively of John Hancock Limited-Term Government Fund.

(b) The investment advisory fee was adjusted to reflect the application of the fee structure which will be in effect for John Hancock Intermediate Maturity Government Fund: 0.40% of the Fund's average daily net asset value.

(c) The 12b-1 fee was adjusted to reflect the application of the fee stucture which will be in effect for the John Hancock Intermediate Maturity Government Fund: 0.25% of Class A average daily net assets and 1.00% of Class B average daily net assets.

(d) The transfer agent fee for each of the Class A and Class B shares is the total of the respective individual fund's transfer agent fees. The main criteria in determining the transfer agent fees for a specific class is the number of shareholder accounts.

(e) The actual expenses incurred by the John Hancock Intermediate Maturity Government Fund and John Hancock Limited-Term Government Fund for various expenses included on a pro forma basis were reduced to reflect the estimated savings arising from the merger.

Schedule of Investments
May 31, 1997
-------------------------------------------
The Schedule of Investments is a complete list of all securities owned by the Limited Term Government Fund and the Intermediate Maturity Government Fund combined on May 31, 1997.

----------------------------------------------------------------------------------------------------------------------------------
                                          LIMITED TERM GOVERNMENT FUND                      INTERMEDIATE MATURITY GOVERNMENT FUND
                                     ---------------------------------------------------------------------------------------------
                                      INTEREST   MATURITY      PAR VALUE                    INTEREST  MATURITY         PAR VALUE
ISSUER, DESCRIPTION                     RATE       DATE     (000'S OMITTED)  MARKET VALUE     RATE      DATE        (000'S OMITTED)
----------------------------------------------------------------------------------------------------------------------------------
U.S. GOVERNMENT AND AGENCIES
  SECURITIES
Governmental - U.S. (43.24%)
United States Treasury,
Bond                                   12.00%    08-15-13         $7,000      $9,778,090                                2,250
Bond                                   11.875    11-15-03         17,000      21,656,470
Bond                                   10.750    08-15-05         15,000      18,813,300
Note                                    8.625    08-15-97          3,000       3,021,090
Note                                    8.750    10-15-97         13,000      13,154,310
Note                                    8.750    08-15-00          3,000       3,201,570
Note                                    6.250    02-28-02          3,500       3,463,915
Bond                                                                                         11.125   08-15-03          2,000
Bond                                                                                          6.625   02-15-27            750
Note                                                                                          9.250   08-15-98          1,975
Note                                                                                          9.125   05-15-99          1,000
Note                                                                                          7.875   08-15-01          1,000
Note                                                                                          6.625   03-31-02          2,000

                                                                            ------------
                                                                              73,088,745
                                                                            ------------

Governmental - U.S. Agencies (55.12%)
Federal Farm Credit Bank,
Bond                                   11.900    10-20-97          2,000       2,046,240
Note                                    6.750    05-14-99          7,000       7,008,750
Federal Home Loan Mortgage Corp.,
15 Yr Pass Thru Ctf                     8.500    06-01-06 to       6,490       6,732,016
                                                 07-01-07
CMO Remic 1204-G                        7.000    11-15-05          4,358       4,389,063
CMO Remic 1419-F Var Rate               6.050#   11-15-97         18,046      18,051,945
Adjustable Rate Mortgage                                                                      7.25#   05-01-17             52
Adjustable Rate Mortgage                                                                      7.750   10-01-18             58
Federal National Mortgage Association,
30 Yr ARM                               8.000#   03-01-22          1,037       1,072,753
CMO REMIC G-29-N                        8.500    06-25-07          7,323       7,417,100
Note Series SM 2004-J                   8.250    10-12-04         12,600      12,956,883
Bond                                    6.500    04-30-99          5,000       4,990,600
15 Yr  Pass thru Ctf                                                                          7.500   06-01-10          2,168
15 Yr  Pass thru Ctf                                                                          7.000   10-01-11          2,902
Adjustable Rate Mortgage                                                                      6.671#  03-01-14             45
                                                                                                      to 06-01-14
Adjustable Rate Mortgage                                                                      6.875#  05-01-13             45
Adjustable Rate Mortgage                                                                      7.256#  05-01-17            197
Adjustable Rate Mortgage                                                                      7.250#  03-01-27             40
Government National Mortgage
  Association,
30 Yr SF PassThru Ctf                   8.500    01-15-27          9,556       9,896,353
30 Yr Adj Rate                          6.875#   10-20-24         19,542      20,018,351
30 Yr Pass thru Ctf                                                                          12.000   02-15-14             24

-------------------------------------------------------------------------------
                                                             COMBINED
                                      -----------
                                                      PAR VALUE
ISSUER, DESCRIPTION                   MARKET VALUE  (000'S OMITTED) MARKET VALUE
-------------------------------------------------------------------------------
U.S. GOVERNMENT AND AGENCIES
  SECURITIES
Governmental - U.S. (43.24%)
United States Treasury,
Bond                                $ 3,142,958        9,250       $12,921,048
Bond                                                  17,000        21,656,470
Bond                                                  15,000        18,813,300
Note                                                   3,000         3,021,090
Note                                                  13,000        13,154,310
Note                                                   3,000         3,201,570
Note                                                   3,500         3,463,915
Bond                                  2,457,500        2,000         2,457,500
Bond                                    722,580          750           722,580
Note                                  2,048,450        1,975         2,048,450
Note                                  1,052,810        1,000         1,052,810
Note                                  1,050,470        1,000         1,050,470
Note                                  2,008,740        2,000         2,008,740

                                   ------------                   ------------
                                     12,483,508                     85,572,253
                                   ------------                   ------------

Governmental - U.S. Agencies (55.12%)
Federal Farm Credit Bank,
Bond                                                   2,000         2,046,240
Note                                                   7,000         7,008,750
Federal Home Loan Mortgage Corp.,
15 Yr Pass Thru Ctf                                    6,490         6,732,016

CMO Remic 1204-G                                       4,358         4,389,063
CMO Remic 1419-F Var Rate                             18,046        18,051,945
Adjustable Rate Mortgage                 53,605           52            53,605
Adjustable Rate Mortgage                 59,480           58            59,480
Federal National Mortgage Association,
30 Yr ARM                                              1,037         1,072,753
CMO REMIC G-29-N                                       7,323         7,417,100
Note Series SM 2004-J                                 12,600        12,956,883
Bond                                                   5,000         4,990,600
15 Yr  Pass thru Ctf                  2,196,831        2,168         2,196,831
15 Yr  Pass thru Ctf                  2,885,177        2,902         2,885,177
Adjustable Rate Mortgage                 45,099           45            45,099

Adjustable Rate Mortgage                 46,136           45            46,136
Adjustable Rate Mortgage                194,130          197           194,130
Adjustable Rate Mortgage                 40,479           40            40,479
Government National Mortgage
  Association,
30 Yr SF PassThru Ctf                                                9,896,353
30 Yr Adj Rate                                                      20,018,351
30 Yr Pass thru Ctf                      27,241           24            27,241

----------------------------------------------------------------------------------------------------------------------------------
                                          LIMITED TERM GOVERNMENT FUND                      INTERMEDIATE MATURITY GOVERNMENT FUND
                                     ---------------------------------------------------------------------------------------------
                                      INTEREST   MATURITY      PAR VALUE                    INTEREST  MATURITY        PAR VALUE
ISSUER, DESCRIPTION                     RATE       DATE     (000'S OMITTED)  MARKET VALUE     RATE      DATE       (000'S OMITTED)
----------------------------------------------------------------------------------------------------------------------------------
30 Yr Pass thru Ctf                                                                          12.500   07-15-15             37
30 Yr Pass thru Ctf                                                                           7.500   05-15-24          1,882
30 Yr Pass thru Ctf                                                                           8.000   05-15-25          5,602
                                                                                                      to 10-15-25
Adjustable Rate Mortgage                                                                      6.875#  10-20-23          1,304
                                                                            ------------
                                                                              94,580,054
                                                                            ------------
TOTAL U.S.GOVERNMENT AND AGENCIES
  SECURITIES (98.36%)
(Cost $194,814,671)                                                          167,668,799
                                                                            ------------
SHORT-TERM INVESTMENTS
Joint Repurchase Agreement (7.69%)
Investment in a joint repurchase
agreement transaction with Swiss
Bank Corp. Dated 5-30-97, Due 6-02-97
(Secured by U.S. Treasury Notes,
6.375%, Due 5-15-99 and U.S. Treasury
Bonds, 6.25% thru 11.25%, Due
11-15-08 thru 8-15-23) Note A           5.560    06-02-97         12,313      12,313,000                                2,904
                                                                            ------------
Corporate Savings Account (0.00%)
Investors Bank & Trust Company
Daily Interest Savings Account
Current Rate 4.95%

TOTAL SHORT-TERM INVESTMENTS (7.69%)                                          12,313,000
                                                                            ------------
TOTAL INVESTMENTS (106.05%)                                                 $179,981,799
                                                                            ============

-------------------------------------------------------------------------------
                                                             COMBINED
                                      -----------
                                                      PAR VALUE
ISSUER, DESCRIPTION                   MARKET VALUE  (000'S OMITTED) MARKET VALUE
-------------------------------------------------------------------------------
30 Yr Pass thru Ctf                         43,344           37          43,344
30 Yr Pass thru Ctf                      1,884,070        1,882       1,884,070
30 Yr Pass thru Ctf                      5,710,858        5,602       5,710,858

Adjustable Rate Mortgage                 1,336,714        1,304       1,336,714
                                       -----------                 ------------
                                        14,523,164                  109,103,218
                                       -----------                 ------------
TOTAL U.S.GOVERNMENT AND AGENCIES
  SECURITIES (98.36%)
(Cost $194,814,671)                     27,006,672                  194,675,471
                                       -----------                 ------------
SHORT-TERM INVESTMENTS
Joint Repurchase Agreement (7.69%)
Investment in a joint repurchase
agreement transaction with Swiss
Bank Corp. Dated 5-30-97, Due 6-02-97
(Secured by U.S. Treasury Notes,
6.375%, Due 5-15-99 and U.S. Treasury
Bonds, 6.25% thru 11.25%, Due
11-15-08 thru 8-15-23) Note A            2,904,000       15,217      15,217,000
                                       -----------
Corporate Savings Account (0.00%)
Investors Bank & Trust Company
Daily Interest Savings Account
Current Rate 4.95%                             473                          473

TOTAL SHORT-TERM INVESTMENTS (7.69%)     2,904,473                   15,217,473
                                       -----------                 ------------
TOTAL INVESTMENTS (106.05%)            $29,911,145                 $209,892,944
                                       ===========                 ============

# Represents rate in effect on May 31, 1997.

The percentage shown for each investment category is the total value of that category as a percentage of the combined net assets of each Fund.

NET ASSETS  $197,916,277

                                     PART C


                                OTHER INFORMATION

ITEM 15.  INDEMNIFICATION

No change from the information set forth in Item 27 of the Registration Statement of John Hancock Intermediate Maturity Government Fund (the "Registrant") on Form N-1A under the Securities Act of 1933 and the Investment company Act of 1940 (File Nos. 2-66906 and 811-3006), which information is incorporated herein by reference.

ITEM 16. EXHIBITS:

1.      Registrant's Declaration of Trust      Filed as Exhibits 1 to
                                               Registrant's Registration
                                               Statement on Form N-1A and
                                               incorporated herein by reference
                                               to post-effective amendment no.31
                                               (file nos. 811-3006 and 2-66906
                                               on July 17, 1995; accession no.
                                               0000950135-95-001528) ("PEA 31")

2       Amended and Restated By-Laws of        Filed as Exhibit 2 to
        Registrant.                            Registrant's Registration
                                               Statement on Form N-1A and
                                               incorporated herein by reference
                                               to post-effective amendment no.
                                               36 (file nos. 811-3006 and
                                               2-66906 on February 28, 1997;
                                               accession no.
                                               0001010521-97-000232) ("PEA 36")

3       Not applicable

4       Form of Agreement and Plan of          Filed herewith as Exhibit A to
        reorganization between the             the Proxy Statement and
        Registrant and John Hancock            Prospectus included as Part A of
        Limited Term Government Fund           this Registration Statement.

5       Not applicable

6       Investment Management Contract         Filed as Exhibit 5 to PEA 31 and
        between the Registrant and John        incorporated herein by reference.
        Hancock Advisers, Inc.

7       Distribution Agreement between         Filed as Exhibit 6 to PEA 31 and
        the Registrant and John Hancock        incorporated herein by reference.
        Funds, Inc. (formerly named John
        Hancock Broker Distribution
        Services, Inc.)

7.1     Form of Soliciting Dealer              Filed as Exhibit 6.1 to PEA 31
        Agreement between John Hancock         and incorporated herein by
        Funds, Inc. and Selected Dealers       reference.

7.2     Form of Financial Institution          Filed as Exhibit 6.2 to PEA 31
        Sales and Service Agreement            and incorporated herein by
                                               reference.

8       Not applicable.

9       Master Custodian Agreement             Filed as Exhibit 8 to PEA 31 and
        between John Hancock Mutual Funds      incorporated herein by reference.
        (including Registrant) and
        Investors Bank & Trust Company.

10      Class A and Class B Distribution       Filed as Exhibit 15 to PEA  and
        Plans between Registrant and John      incorporated herein by reference.
        Hancock Funds, Inc.

11      Opinion as to legality of shares       Filed herewith as Exhibit 11
        and consent.

12      Form of opinion as to tax matters      Filed herewith as Exhibit 12
        and consent.

13      Not applicable

14      Consent of Ernst & Young LLP           Filed herewith as Exhibit 14
        regarding the audited financial
        statements of Registrant and John
        Hancock Limited Term Government
        Fund.

15      Not applicable

16      Powers of Attorney                     Filed as addendum to signature
                                               pages of post-effective amendment
                                               no. 35 (file nos. 811-3006 and
                                               2-66906 on August 28, 1997;
                                               accession no.
                                               0001010521-96-000148) ("PEA 35")
                                               and incorporated herein by
                                               reference.

17      Declaration of the Registrant          Filed herewith as Exhibit 17.
        pursuant to Rule 24f-2 under the
        Investment Company Act of 1940

18      Prospectus of John Hancock             Included in Part A as part of the
        Limited Term Government Fund           combined Prospectus with
        dated October 1, 1997                  Intermediate Maturity Gov't Fund.

18.1    Statement of Additional                Filed herewith as Exhibit B to
        Information of John Hancock            Part B of this Registration
        Limited Term Government Fund           Statement.
        dated October 1, 1997

18.2    Statement of Additional                Filed herewith as Exhibit A to
        Information of John Hancock            Part B of this Registration
        Intermediate Maturity Government       Statement.
        Fund dated October 1, 1997

ITEM 17

     (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a propectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, as amended (the "1933 Act"), the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston and The Commonwealth of Massachusetts, on the 14th day of August, 1997.

                                       JOHN HANCOCK LIMITED TERM GOVERNMENT FUND

                                       By:             *
                                           -----------------------------
                                           Edward J. Boudreau, Jr.
                                           Chairman and Chief Executive Officer

     Pursuant  to  the   requirements   of  the  Securities  Act  of  1933,  the
Registration has been signed below by the following persons in the capacities and on the dates indicated.


        Signature                             Title                                  Date
        ---------                             -----                                  ----
             *                              Chairman
-----------------------            (Principal Executive Officer)
Edward J. Boudreau, Jr.


/s/James B. Little                 Senior Vice President and Chief              August 14, 1997
-----------------------              Financial Officer (Principal
James B. Little                    Financial and Accounting Officer)

             *                             Trustee
-----------------------
James F. Carlin

             *                             Trustee
-----------------------
William H. Cunningham

             *                             Trustee
-----------------------
Charles F. Fretz

             *                             Trustee
-----------------------
Harold R. Hiser, Jr.

             *                             Trustee
-----------------------
Anne C. Hodsdon

             *                             Trustee
-----------------------
Charles L. Ladner

             *                             Trustee
-----------------------
Leo E. Linbeck, Jr.

             *                             Trustee
-----------------------
Patricia P. McCarter



        Signature                             Title                                  Date
        ---------                             -----                                  ----

             *                             Trustee
-----------------------
Stephen R. Pruchansky

             *                             Trustee
-----------------------
Richard S. Scipione

             *                             Trustee
-----------------------
Norman H. Smith

             *                             Trustee
-----------------------
John P. Toolan



*By:     /s/Susan S. Newton                                                     August 14, 1997
         -------------------
         Susan S. Newton,
         Attorney-in-Fact under
         Powers of Attorney dated
         June 25, 1996.

                                  EXHIBIT INDEX

The following exhibits are filed as part of this Registration Statement:

Exhibit No.       Description
-----------       -----------

4. Agreement and Plan of Regorganization between the Registrant and John Hancock Limited-Term Government Fund (filed as EXHIBIT A to Part A of this Registration Statement).

11.               Opinion as to legality of shares and consent.

12.               Form of opinion as to tax matters and consent.

14. Consent of Ernst & Young, LLP regarding the audited financial statements and highlights of the Registrant and John Hancock Limited-Term Government Fund.

17. Declaration of the Registrant pursuant to Rule 24f-2 under the Investment Company Act of 1940.